As filed with the Securities and Exchange Commission on April 25, 2008

                               File No. 333-148225
                                    811-21250
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        --------------------------------

                                    FORM N-6

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                           Pre-effective Amendment 2

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                                Amendment No. 16

           Allstate Life of New York Variable Life Separate Account A
                           (Exact Name of Registrant)

                   ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                               (Name of Depositor)

                                 100 Motor Parkway
                                    Suite 132
                            Hauppauge, NY 11788-5107
                                  631-357-8920
              (Address of Depositor's principal executive offices)

                               MICHAEL J. VELOTTA
                 VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                  ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                               3100 SANDERS ROAD
                           NORTHBROOK, ILLINOIS 60062
                                  847-402-2400
                     (Name and address of agent for service)

Copy to:                SONYA EKART, ESQUIRE
                        ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                        3100 SANDERS ROAD
                        SUITE J5B
                        NORTHBROOK, IL 60062

Approximate date of proposed public offering: As soon as practicable after the effective date of this registration statement.

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The Registrant has registered an indefinite amount of securities under the Securities Act of 1933 pursuant to Section 24 of the Investment Company Act of 1940.

            TOTALACCUMULATOR/SM/ VARIABLE ADJUSTABLE LIFE PROSPECTUS



    Individual Flexible Premium Variable Adjustable Life Insurance Policies



                                   Issued by:

                  Allstate Life Insurance Company of New York



                              In connection with:

           Allstate Life of New York Variable Life Separate Account A



                                Street Address:

                              2940 S. 84th Street

                             Lincoln, NE 68506-4142



                                Mailing Address:

                                 P.O. Box 82656

                             Lincoln, NE 68501-2656



                       Telephone Number:  1-800-268-5619

                          Fax Number:  1-866-628-1006



This Prospectus describes information you should know before you purchase the TotalAccumulator/SM/ Flexible Premium Variable Adjustable Life Insurance Policy.
 Please read it carefully and retain it for your records.

This Policy is designed to provide both life insurance protection and flexibility in connection with Premium payments and Death Benefits. Subject to certain restrictions, you may vary the frequency and amount of Premium payments and increase or decrease the level of life insurance benefits payable under the Policy. In addition, it may not be advantageous for you to replace existing insurance coverage or buy additional insurance coverage if you already own a variable life insurance policy.



NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                  The date of this Prospectus is May 1, 2008.


                                 1  PROSPECTUS

TABLE OF CONTENTS
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                                                                PAGE

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SUMMARY
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  Description of the Policy and Policy Benefits                 3
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  Risks of the Policy                                           5
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  The Portfolios And Associated Risks                           7
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FEE TABLES
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  Transaction Fees                                              8
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  Periodic Charges Other Than Portfolio Operating Expenses      9
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  Optional Benefit Charges                                      10
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  Portfolio Annual Expenses                                     11
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PURCHASE OF POLICY AND PREMIUMS
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  Application for a Policy                                      11
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  Premium Payments                                              11
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  Premium Limits                                                12
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  Safety Net Premium                                            12
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  Modified Endowment Contracts                                  13
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  Allocation of Premiums                                        13
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POLICY VALUE
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  General                                                       13
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  Accumulation Units                                            13
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  Accumulation Unit Value                                       13
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  Postponement of Payments                                      14
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TRANSFERS
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  General                                                       14
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  Transfers Authorized by Telephone                             14
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  Dollar Cost Averaging                                         15
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  Portfolio Rebalancing                                         15
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  Market Timing and Excessive Trading                           16
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  Trading Limitations                                           16
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  Agreements to Share Information with Funds                    17
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  Short Term Trading Fees                                       17
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INVESTMENT AND FIXED ACCOUNT OPTIONS
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  The Sub-Accounts and the Portfolios                           17
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  Voting Rights                                                 21
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  Additions, Deletions and Substitutions of Securities          22
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  The Fixed Account                                             22
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  SelectBalance/SM/ Asset Allocation Program                    22
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DEATH BENEFITS AND OPTIONAL INSURANCE BENEFITS
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  Death Benefits                                                23
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  Death Benefit Options                                         23
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  Change to Death Benefit Option                                24
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  Change to Face Amount                                         24
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  Optional Insurance Benefits                                   25
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                                                                PAGE

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POLICY LOANS
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  General                                                       27
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  Loan Interest                                                 28
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  Loan Repayment                                                28
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  Pre-Existing Loan                                             28
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  Effect on Policy Value                                        28
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SURRENDERS AND WITHDRAWALS
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  Surrenders                                                    29
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  Partial Withdrawal                                            29
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SETTLEMENT OPTIONS                                              30
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MATURITY                                                        30
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LAPSE AND REINSTATEMENT
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  Lapse and Grace Period                                        30
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  Reinstatement                                                 31
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CANCELLATION RIGHTS
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  Free Look Period                                              31
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CHARGES AND DEDUCTIONS
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  Premium Expense Charge                                        31
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  Monthly Deduction                                             31
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  Policy Fee                                                    31
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  Administrative Expense Charge                                 31
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  Mortality and Expense Risk Charge                             32
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  Cost of Insurance Charge                                      33
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  Rider Charges                                                 33
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  Separate Account Income Taxes                                 33
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  Portfolio Charges                                             33
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  Surrender Charge                                              33
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  Transfer Fee                                                  34
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GENERAL POLICY PROVISIONS
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  Beneficiaries                                                 34
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  Assignment                                                    35
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  Dividends                                                     35
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ABOUT US
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  Allstate Life Insurance Company of New York                   35
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  The Separate Account                                          35
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FEDERAL TAXES
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  Introduction                                                  35
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  Taxation of the Company and the Separate Account              35
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  Taxation of Policy Benefits                                   35
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  Employer Owned Life Insurance (a.k.a. "COLI")                 36
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  Modified Endowment Contracts                                  37
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  Income Tax Withholding                                        37
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  Diversification Requirements                                  37
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  Ownership Treatment                                           37
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                                 2  PROSPECTUS

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DISTRIBUTION                                                    38
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LEGAL PROCEEDINGS                                               39
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LEGAL MATTERS                                                   39
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FINANCIAL STATEMENTS                                            39
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ILLUSTRATION OF POLICY VALUES, DEATH BENEFITS,
AND NET SURRENDER VALUES                                        40
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GLOSSARY OF SPECIAL TERMS                                       44
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THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK DOES NOT AUTHORIZE ANY INFORMATION OR REPRESENTATIONS REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS OTHER THAN AS CONTAINED IN THIS PROSPECTUS.

Capitalized terms used in this prospectus are defined where first used or in the Glossary beginning on page 44 of this prospectus.


SUMMARY
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DESCRIPTION OF THE POLICY AND POLICY BENEFITS
1.   WHAT IS A FLEXIBLE PREMIUM VARIABLE ADJUSTABLE LIFE INSURANCE POLICY?

Your Policy is designed to be flexible to meet your specific life insurance needs. Your Policy has a Death Benefit, Policy Value (both terms defined below) and other features of life insurance providing fixed benefits. Your Policy is a "flexible premium" policy because you have a great amount of flexibility in determining when and how much Premium you want to pay. Your Policy is a "variable" policy because the Death Benefit and Policy Value may vary according to the investment performance of the Sub-Accounts to which you have allocated your Premiums. The Policy provides you with an opportunity to take advantage of any increase in your Policy Value but you also bear the risk of any decrease.

2.   WHAT ARE THE PREMIUMS FOR THIS POLICY?

You have considerable flexibility as to the timing and amount of your Premiums.
 You have a required first year Premium for your Policy, which is based on your Policy's Face Amount and the Insured's age, sex and risk class. You do not have to pay the required Premium after the first Policy Year. However, to take advantage of the Safety Net Premium feature or the Coverage Guarantee Rider (discussed below), you must pay the cumulative Safety Net Premiums or the Coverage Guarantee Rider premiums due. Otherwise, you may pay any level of Premium, as long as the Premium would not cause your Policy to lose its status as a life insurance contract under the Tax Code. For more information, please see "Purchase of Policy and Premiums" on page 11 and "Federal Taxes" beginning on page 35.

You also may establish a planned periodic Premium. You are not required to pay the planned periodic Premium and we will not terminate your Policy merely because you did not.

If you pay more Premium than permitted under section 7702A of the Tax Code, your Policy would be classified as a modified endowment contract, which would affect the federal income tax treatment of loans and withdrawals. For more information, see "Federal Taxes - Modified Endowment Contracts" on page 37.

3.   WHAT IS THE SAFETY NET PREMIUM FEATURE?

Unless otherwise required by your state, we agree to keep the Policy (including any riders) in force for a specified period, regardless of the investment performance of the Sub-Accounts, as long as your total Premiums paid (as reduced to reflect withdrawals and Policy Debt) at least equals the sum of monthly Safety Net Premiums on or before the Safety Net Premium guarantee expiry date shown in your Policy. If the Insured is age 70 or less at the Issue Date, the specified period is the first ten Policy Years. If the Insured is age 71 to 75 at the Issue Date, it runs from the Issue Date until the next Policy Anniversary after the Insured's 80th birthday. If the Insured is over age 75 at the Issue Date, it runs from the Issue Date until five years after the issue date. For additional discussion, see "Purchase of Policy and Premiums - Safety Net Premium" on page 12.

When the Safety Net Premium is not in effect, your Policy remains in force as long as the Net Surrender Value is large enough to pay the charges on your Policy as they come due. For more detail please see "Lapse and Reinstatement" on page 30.

4.   WHAT IS THE COVERAGE GUARANTEE RIDER FEATURE?

If this rider is elected, unless otherwise required by your state, we agree to keep the Policy (including any riders) in force for a specified period longer than the Safety Net Premium Period under the terms of this rider. This rider must be elected at Policy Issue, and the insured must be between age 18 and 70 at policy issue to be eligible.

Two possible coverage levels are available under the Coverage Guarantee Rider:
 Extended Coverage and Lifetime Coverage. The Extended Coverage specified period extends to the later of the policy anniversary following the Insured's 70th birthday, or 20 years. The Lifetime Coverage specified period extends until the Insured's 121st birthday.

Each coverage level has a cumulative premium requirement that must be met. Lifetime Coverage has a


                                 3  PROSPECTUS
higher cumulative premium requirement than Extended Coverage. If the Lifetime Coverage cumulative premium requirement is not met, you can still choose to meet the Extended Coverage premium requirement.

When the Coverage Guarantee Rider is no longer in effect, your Policy remains in force as long as the Safety Net Premium is in effect. If the Safety Net Premium is not in effect, your Policy remains in force as long as the Net Surrender Value is large enough to pay the charges on your Policy as they come due. For more detail please see "Lapse and Reinstatement" on page 30.

5.   HOW IS MY POLICY VALUE DETERMINED?

Your Premiums are invested in one or more of the Sub-Accounts or allocated to the Fixed Account, as you instruct us. Your Policy Value is the sum of the values of your interests in the Sub-Accounts of the Separate Account, plus the values in the Fixed Account and the Loan Account. Your Policy Value depends on the investment performance of the Sub-Accounts and the amount of interest we credit to the Fixed Account, as well as the Net Premiums paid, partial withdrawals, and charges assessed. We have summarized the charges imposed under the Policy in "Fee Tables" and described them in more detail in "Charges and Deductions" on page 31. For additional discussion of your Policy Value, please see "Policy Value" on page 13.

6.   WHAT ARE THE INVESTMENT CHOICES FOR THIS POLICY?

The Policy currently offers multiple investment options. You may invest in up to twenty-one (21) Sub-Accounts or twenty (20) Sub-Accounts plus the Fixed Account. Each Sub-Account invests in a single Portfolio. See "Investment and Fixed Account Options - The Sub-Accounts and the Portfolios" on page 17 for a listing of the Sub-Accounts currently available under the Policy. We also offer a Fixed Account option. You may transfer money among your investment choices, subject to restrictions. Please see "Risks of the Policy" on page 5 and "Transfers - Trading Limitations" on page 16.

As a Policy Owner you may also elect to participate in the SelectBalance/SM/ Asset Allocation Program ("SelectBalance") for no additional charge. Asset allocation is the process by which your Policy Value is invested in different asset classes in a way that matches your risk tolerance, time horizon, and investment goals. By spreading your Policy Value across a range of asset classes, you may, over time, be able to reduce the risk of investment volatility and potentially enhance returns.

If you elect to participate in this program, you may select one of the currently available Ibbotson ETF Allocation Series Portfolios. The Portfolios represent five different investment styles: Conservative, Income and Growth, Balanced, Growth, and Aggressive Growth. Each of the Ibbotson ETF Allocation Series Portfolios is designed to meet the investment goals of the applicable investment style.

We recommend that you consult with your sales representative and obtain and read the prospectus for the Ibbotson ETF Allocation Series carefully before participating in the SelectBalance program. Asset allocation does not guarantee a profit or protect against loss in a declining market. Please see "SelectBalance/SM/ Asset Allocation Program" on page 22 for more information.

7.   HOW ARE MY PREMIUMS AND POLICY VALUE ALLOCATED?

Before your Premiums are allocated to the Policy Value, we deduct a Premium Expense Charge of 5.25%. For more detail, see "Charges and Deductions" on page
31. The amount remaining after the deduction of the Premium Expense Charge is called the Net Premium.

When you apply for the Policy, you specify in your application how to allocate your Net Premiums. You may change your allocations at any time by notifying us in writing at the address on the front cover of this Prospectus. See "Purchase of Policy and Premiums - Allocation of Premiums" on page 13.

Generally, we allocate your initial Premiums to the Sub-Accounts and the Fixed Account when we have received your Premium and underwriting approval. We reserve the right, however, to delay the allocation of your initial Premium to the Sub-Accounts as described in "Purchase of Policy and Premiums - Allocation of Premiums" on page 13. Furthermore, if outstanding requirements prevent us from placing your Policy in force, your Premiums are not allocated until you satisfy those requirements.We generally allocate your other Premiums to the Sub-Accounts and the Fixed Account as of the date we receive your Premiums in our home office. However, we reserve the right to delay the allocation of any Premium that requires underwriting. In cases where premium allocations are delayed due to outstanding underwriting or other requirements, the premium is held in an account without interest until the policy can be issued.

During the free-look period all premiums will be allocated to a fixed account.
 If you cancel your policy during this period, the greater of a) all premiums or
b) Policy Value less any Policy Debt will be returned to you.

8.   MAY I TRANSFER POLICY VALUE AMONG THE SUB-ACCOUNTS AND THE FIXED ACCOUNT?

You may transfer Policy Value among the Sub-Accounts and the Fixed Account by writing to or calling us at 1-800-268-5619. While you also may transfer amounts from the Fixed Account, certain restrictions may apply. While we currently are waiving the transfer fee, we reserve the right under your Policy to charge a transfer fee on certain transfers. See "Transfers" on page 14.

In addition, you may use our automatic Dollar Cost Averaging Program or our Portfolio Rebalancing Program, though you may not use both at the same time.


                                 4  PROSPECTUS

For additional information, please see "Transfers - Dollar Cost Averaging" on page 15.

9.   WHAT ARE THE DEATH BENEFIT OPTIONS?

While your Policy is in force, we will pay a Death Benefit to the Beneficiary upon the death of the Insured. The Policy provides for two Death Benefit options you may choose between while the Insured is alive. Under Option 1, the Death Benefit is equal to the greater of your Policy's Face Amount or the Policy Value multiplied by a specified percentage. Under Option 2, the Death Benefit is equal to the greater of your Policy's Face Amount plus the Policy Value on the Insured's date of death or the Policy Value multiplied by a specified percentage. Decreases in the Policy Value never cause the Death Benefit to be less than the Face Amount. Before we pay the Death Benefit to the Beneficiary, however, we subtract an amount sufficient to repay any outstanding Policy Debt and to pay any due and unpaid charge. For additional information, please see "Policy Loans" on page 27 and "Death Benefits and Optional Insurance Benefits" on page 23.

10.   HOW IS THE DEATH BENEFIT PAID?

While the Policy is in force and when the Insured dies, we pay a Death Benefit to your Beneficiary. You or your Beneficiary may choose to receive the proceeds of the Policy in the form of a lump sum payment or over a period under an optional payment plan. The Death Benefit proceeds are reduced by any amount you owe us, such as outstanding loans, loan interest or unpaid charges. The proceeds may be increased if, for example, you have added a rider that provides an additional benefit. We determine the amount of the Death Benefit proceeds as of the end of the Valuation Period during which the Insured dies. We usually pay the Death Benefit proceeds within seven days after we have received due proof of death and all other requirements we deem necessary have been satisfied.

11.   CAN I INCREASE OR DECREASE MY POLICY'S FACE AMOUNT?

Yes, you have considerable flexibility to increase or decrease your Policy's Face Amount. You may request an increase and/or a decrease after the first Policy Year by sending a written request to us. Your requested increase must be at least $10,000. If you request an increase, you must provide evidence of insurability to us that meets our standards. An increase in the Face Amount increases the charges deducted from your Policy Value. You may not decrease the Face Amount of your Policy below $100,000. We do not permit a Face Amount change if the Policy is in the Grace Period. For more detail, see "Death Benefits and Optional Insurance Benefits - Change to Face Amount" on page 24.
 In addition, modifying your Policy's Face Amount might have tax ramifications. For an additional discussion, please see "Federal Taxes" on page 35.

12.   DO I HAVE ACCESS TO THE VALUE OF MY POLICY?

Yes.  You may surrender your Policy at any time for its Net Surrender Value.
 Upon surrender, life insurance coverage under your Policy ends. We may subtract a surrender charge from your surrender proceeds during the first ten Policy Years and the first ten years following an increase to the Face Amount.
 For more information concerning the calculation of surrender charges, see "Charges and Deductions - Surrender Charge" on page 33.

You also may withdraw part of your Policy Value through a partial withdrawal, which must equal at least $500. In addition, the maximum partial withdrawal amount may not reduce the Face Amount below $25,000. For more detail, see "Surrenders and Withdrawals" on page 29.

Surrenders and withdrawals may have tax consequences. For an additional discussion, please see "Risks of the Policy" on page 5 and "Federal Taxes - Taxation of Policy Benefits" on page 35.

13.   MAY I TAKE OUT A POLICY LOAN?

You may borrow money from us using your Policy as security for the loan. The maximum loan amount is equal to 90% of the Surrender Value so long as the Net Surrender Value after the loan is taken is sufficient to cover the most recent total monthly deduction times 3. Other restrictions may apply if your Policy is issued in connection with a Qualified Plan. For more detail, see "Policy Loans" on page 27. For a discussion regarding the possible tax consequences of loans, see "Federal Taxes" on page 35.

14.   CAN I CANCEL MY POLICY?

You may cancel your Policy by returning it to us within 31 days after you receive it. During this period premium will be allocated to a fixed account. If you cancel your policy during this period, the greater of a) all premiums or b) Policy Value less any Policy Debt will be returned to you. Your Policy contains specific information about your free-look rights. For more information, see "Cancellation Rights - Free-Look Period," on page 31.




RISKS OF THE POLICY
1.   IS MY POLICY VALUE GUARANTEED?

Your Policy Value is not guaranteed. However, the payment of the Death Benefit may be guaranteed under the Safety Net Premium feature or the Coverage Guarantee Rider. The value of your Policy fluctuates with the performance of the investment options you choose. Your investment options may not perform to your expectations. Your Policy Values in the Sub-Accounts may rise or fall depending on the performance of the Portfolios in which the Sub-Accounts invest and the charges under your Policy. For more detail, please see "The Portfolios and Associated Risks" on page 7 and "Investment and Fixed Account Options" on page
17.  In


                                 5  PROSPECTUS
addition, a guarantee with respect to interest rate applies only to the Fixed Account investment option.

2.   IS THIS POLICY SUITABLE FOR SHORT-TERM SAVINGS?

No, you should not purchase the Policy if you may need to access the Policy Value within a short time. Because the Policy is designed to provide benefits on a long-term basis, before purchasing a Policy for a specialized purpose, you should consider whether the long-term nature of the Policy is consistent with the purpose for which it is being considered.

3.   CAN MY POLICY LAPSE?

Your Policy could terminate if the value of your Policy becomes too low to support the Policy's monthly charges and the Safety Net Premium feature or the Coverage Guarantee Rider is not in effect. If this occurs, we notify you in writing. You will then have a 61-day Grace Period to pay additional amounts to prevent your Policy from terminating. See "Lapse and Reinstatement" on page 30.
 If you have any outstanding Policy Loans when your Policy lapses, you may have taxable income as a result. See "Federal Taxes" on page 35.

4.   ARE THERE RISKS INVOLVED WITH SPECIALIZED USES OF THE POLICY?

Because the Policy provides for an accumulation of Policy Values as well as Death Benefit, you may wish to use it for various individual and business planning purposes. Purchasing the Policy in part for such purposes may involve certain risks. For example, if the investment performance of the Sub-Accounts is poorer than expected or if sufficient Premiums are not paid, the Policy may lapse or may not accumulate sufficient Policy Value to fund the purpose for which you purchased the Policy. Withdrawals and Policy Loans may significantly affect current and future Policy Value, Surrender Value or Death Benefit proceeds. The Policy is designed to provide benefits on a long-term basis.
 Before purchasing a Policy for a specialized purpose, you should consider whether the long-term nature of the Policy is consistent with the purpose for which it is being considered. In addition, using a Policy for a specialized purpose may have tax consequences. See "Federal Taxes" on page 35.

5.   WHAT ARE THE LIMITATIONS ON WITHDRAWAL?

As noted above, the minimum withdrawal amount permitted is $250, and maximum partial withdrawal amount may not reduce the Face Amount below $25,000. After a partial withdrawal, the Net Surrender Value must be sufficient to cover the last monthly deduction times three.

While the surrender charge does not apply to partial withdrawals, we impose a $25 service fee on each withdrawal. Please note that withdrawals reduce your Policy's Death Benefit, See "Partial Withdrawals" on page 29. In addition, withdrawals may have tax consequences. See "Federal Taxes" on page 35.

6.   WHAT ARE THE LIMITATIONS ON TRANSFER?

We reserve the right to limit the size of transfers and remaining balances, and to limit the number and frequency of transfers among your investment options and the Fixed Account. In addition, while we currently are not charging a transfer fee, the Policy gives us the right to impose a transfer fee of up to $10 in certain circumstances. We reserve the right to limit transfers in any Policy Year, or to refuse any transfer request for a Policy Owner or certain Policy Owners. For example, we reserve the right to limit excessive trading and transfers that would disadvantage Policy Owners or have a detrimental effect on Accumulation Unit Values or the share price of any Portfolio. See "Transfers - Market Timing and Excessive Trading" on page 16 and "Transfers - Trading Limitations" on page 16.

7.   WHAT ARE THE LIMITATIONS OR CHARGES ON SURRENDER OF THE POLICY?

You may surrender your Policy at any time. We deduct a surrender charge from the surrender proceeds. The surrender charge is calculated as described in "Charges and Deductions - Surrender Charge" on page 33. While the amount of the surrender charge decreases over time, it may be a substantial portion or even exceed your Policy Value. In the event the Surrender Charge exceeds the Policy Value, the amount we deduct upon surrender is limited to the Policy Value. In addition, the surrender of your Policy may have tax consequences. See "Federal Taxes" on page 35.

8.   WHAT ARE THE RISKS OF TAKING A POLICY LOAN?

Taking a loan from your Policy may increase the risk that your Policy will lapse, may prevent you from satisfying the Safety Net or Coverage Guarantee Rider cumulative premium requirements, will have a permanent effect on your Policy Value and will reduce the Death Proceeds. In addition, if your Policy is a modified endowment contract for tax purposes, taking a Policy Loan may have tax consequences. See "Federal Taxes - Modified Endowment Contracts" on page 37.

9.   WHAT ARE THE TAX CONSEQUENCES OF BUYING THIS POLICY?

Your Policy is structured to meet the definition of a life insurance contract under the Tax Code. We may need to limit the amount of Premiums you pay under the Policy to ensure that your Policy continues to meet that definition.

Current federal tax law generally excludes all Death Benefits from the gross income of the beneficiary of a life insurance policy. In addition, you generally are not subject to taxation on any increase in the Policy Value until it is withdrawn. Generally, you are taxed on surrender proceeds and the proceeds of any partial withdrawals only if those amounts, when added to all previous distributions, exceed the total Premiums paid.


                                 6  PROSPECTUS

Amounts received upon surrender or withdrawal in excess of Premiums paid are treated as ordinary income.

Special rules govern the tax treatment of life insurance policies, which meet the federal definition of a modified endowment contract. Depending on the amount and timing of your Premiums, your Policy may meet that definition. Under current tax law, Death Benefit payments under modified endowment contracts, like Death Benefit payments under other life insurance contracts, generally are excluded from the gross income of the beneficiary. Withdrawals and policy loans, however, are treated differently. Amounts withdrawn and policy loans are treated first as income, to the extent of any gain, and then as a return of Premium. The income portion of the distribution is includible in your taxable income. In addition, an additional 10% federal penalty tax is generally imposed on the taxable portion of amounts received before age 59 1/2. We will not accept any Premium that would cause the Policy not to qualify as a life insurance contract under the Tax Code. For more information on the tax treatment of the Policy, see "Federal Taxes" on page 35.

The death benefit of life insurance policies that were transferred for value may be subject to ordinary income taxes. Estate taxes may apply. Consult your tax advisor for additional information.


THE PORTFOLIOS AND ASSOCIATED RISKS
1.   WHAT IS A PORTFOLIO?

Each of the Sub-Accounts invests in the shares of one of the Portfolios. Each Portfolio is either an open-end management investment company registered under the Investment Company Act of 1940 ("1940 Act") or a separate investment series of an open-end management investment company. Each Portfolio holds its assets separate from the assets of the other Portfolios, and each Portfolio has its own distinct investment objective and policies, which are described in the Prospectuses for the Portfolios. Each Portfolio operates as a separate investment fund, and the income, gains and losses of one Portfolio generally have no effect on the investment performance of any other. Under the Policy, the Sub-Accounts currently invest in the Portfolios set forth in this Prospectus. Some of the Sub-Accounts described in this Prospectus may not be available under your Policy. For an additional discussion of the Portfolios, please see "Investment and Fixed Account Options - The Sub-Accounts and the Portfolios" on page 17.

2.   WHAT ARE THE RISKS OF THE PORTFOLIOS?

We do not promise that the Portfolios will meet their investment objectives.
 Amounts you have allocated to Sub-Accounts may grow in value, decline in value or grow less than you expect, depending on the investment performance of the Portfolios in which those Sub-Accounts invest. You bear the investment risk that those Portfolios possibly will not meet their investment objectives. A description of each Portfolio's investment policies and a comprehensive statement of each Portfolio's risks may be found in its Prospectus. For additional information, please see "Investment and Fixed Account Options - The Sub-Accounts and the Portfolios" on page 17.

3.   HOW CAN I LEARN MORE ABOUT THE PORTFOLIOS?

You should read the Portfolios' current Prospectuses for detailed information concerning their investment objectives and strategies, and their investment risks. You should read the Portfolios' Prospectuses before allocating amounts to the Sub-Accounts. If you do not have a Prospectus for a Portfolio, please contact us at the number listed on the first page of this Prospectus and we will send you a copy.


                                 7  PROSPECTUS

FEE TABLES
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THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU PAY WHEN BUYING, OWNING AND SURRENDERING THE POLICY. THE FIRST TABLE DESCRIBES THE MAXIMUM FEES AND EXPENSES THAT YOU PAY AT THE TIME THAT YOU BUY OR SURRENDER THE POLICY OR TRANSFER FUNDS BETWEEN INVESTMENT OPTIONS.

                              TRANSACTION FEES
          Charge             When Charge is Deducted       Amount Deducted
          ------             -----------------------       ---------------
Premium Expense Charge (1)   When you pay a Premium.   5.25% of the Premium
                                                        amount.

Surrender Charge (per $1000  When you surrender your
 of Face Amount)(2)           Policy during the first
                              10 Policy Years.

                                                       Maximum:  $49.00 per
                                                        $1000
                                                       Minimum:  $3.60 per
                                                        $1000

 Initial Surrender Charge                              $20.98 per $1000
 for 45 year-old male
 non-smoker, $120,000 Face
 Amount

Partial Withdrawal Service   When you make a           The lesser of 2% of
 Fee (3)                      withdrawal.               amount withdrawn or
                                                        $25.00

Transfer Fee (4)             Second and each           $10.00 maximum; $0
                              subsequent transfer in    current
                              each calendar month.

Loan Interest Rate (5)(6)    When you have a Policy    Interest Rate on
                              Loan                      Preferred Loans 3%
                                                       Interest Rate on
                                                        Standard Loans 4%


(1) New York does not assess state premium taxes.

(2) The initial amount of the surrender charge generally equals the Initial Face Amount of your Policy multiplied by the applicable rate per thousand dollars of Face Amount. The applicable rate depends on the Insured's age at issue, sex, status as a smoker and appropriate surrender charge percentage for the Policy Year in which the surrender occurs. An additional surrender charge applies to Face Amount increases. The surrender charge shown in the table above may not be representative of the charge you would pay. Surrenders are not assessed a partial withdrawal fee. For more information about the surrender charge that would apply to your Policy, please contact us at the address or telephone number shown on the first page of this Prospectus or contact your agent.

(3) A Surrender Charge is not assessed on a partial withdrawal.

(4) Currently, we are waiving this fee. The underlying Portfolios are authorized by SEC regulation to adopt and impose redemption fees of up to 2% of the amount transferred if a Portfolio's Board of Directors determines that such fees are necessary to minimize or eliminate short-term transfer activity. Currently, none of the Portfolios are imposing redemption fees.
    For more information see Short Term Transfer Fees on page 17.

(5) When we make a Policy Loan, we transfer to the Loan Account a portion of the Policy Value equal to the loan amount. The amounts allocated to the Loan Account are currently credited with interest at 3%. For more information, see "Policy Loans" on page 27.

(6) Upon expiration of the initial surrender charge period, all new and existing loans will be treated as preferred loans.


                                 8  PROSPECTUS

THE TABLE BELOW DESCRIBES THE FEES AND EXPENSES THAT YOU PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE POLICY, NOT INCLUDING THE PORTFOLIO FEES AND EXPENSES. EACH OF THESE FEES IS CALCULATED MONTHLY AND DEDUCTED FROM YOUR POLICY VALUE AS PART OF THE MONTHLY DEDUCTION

                   PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES
        Charge              When Charge is                     Amount Deducted
        ------              ---Deducted---                     ---------------
                               --------
Cost of Insurance       Monthly
 Charge (per $1000 Net
 Amount at Risk)(1)

Maximum and Minimum                             Guaranteed:             Current:
 COI Charge among all                            Maximum: $83.33 per     Maximum: $60.45 per
 possible insureds:                              $1000.                  $1000
                                                 Minimum: $0.02 per      Minimum: $0.02 per
                                                 $1000.                  $1000.

COI Charge for a                                Guaranteed:             Current:
 45-year old Male                                $0.20 per $1000.        $0.20 per $1000.
 Non-Smoker, $120,000
 Face Amount, at issue

Administrative Expense  Monthly during the      Guaranteed Monthly      Current Monthly rate:
 Charge (tiered charge   first 10 Policy Years   rate: Same as current   $0.09 per $1000 on the
 based upon per $1000                                                    first $100,000
 Initial Face
 Amount)(2)

Policy Fee              Monthly                 Guaranteed: $15.00      Current: $10.00

Mortality and Expense   Monthly                 Guaranteed Monthly      Current Monthly Rate:
 Risk Charge (as a                               Rate:                     Policy Years 1-10:
 percentage of total                               Policy Years 1-10:    0.05%
 monthly Subaccount                               0.06%
 Value)(3)

..

(1) The cost of insurance charge varies based on individual characteristics such as the age, Policy Year, underwriting class, Face Amount and sex of the Insured. We determine the current cost of insurance rates, but we guarantee that we will never charge you a higher cost of insurance rate than the guaranteed rate shown in your Policy. We calculate a separate cost of insurance charge for any increase in the Face Amount based on the Insured's circumstances at the time of the increase. For more information about the calculation of the Net Amount at Risk and the cost of insurance charges, see "Charges and Deductions" on page 31. Net Amount at Risk is defined as
   (a)-(b), where (a) is the Death Benefit as of the prior Monthly Activity Day divided by 1.0032737; and (b) is the Policy Value as of the prior Monthly Activity Day.
   The cost of insurance charge shown in the table above may not be representative of the charge you would pay. For more information about the cost of insurance charge that would apply to your Policy, please contact us at the address or telephone number shown on the first page of this Prospectus or contact your agent.

(2) The monthly Administrative Expense Charge is 1/12 the annual rate. The maximum monthly rate for the Administrative Expense Charge is the same as current. The current monthly rate for Face Amounts in excess of $100,000 is $0.3 for $1,000.

(3) The guaranteed monthly mortality and expense risk charge is 0.058% for the first 10 Policy Years and 0.025% thereafter. The current monthly mortality and expense risk charge is 0.046% for the first 10 Policy Years and 0.012% thereafter. The guaranteed monthly mortality and expense risk charge for Policy Years 11 and after is 0.03%. The current monthly mortality and expense risk charge for Policy Years 11 and after is 0.01%.
   We currently do not deduct a separate charge against the Separate Account for income taxes. In the future, however, we may impose such a charge if, in our sole discretion, we determine that we will incur a tax from the operation of the Separate Account.


                                 9  PROSPECTUS

                            OPTIONAL BENEFIT CHARGES

Currently, we are offering the following optional riders. The charges for the riders you select are deducted monthly from your Policy Value as part of the Monthly Deduction or as noted. You may not be eligible for all optional Riders shown below. The benefits provided under each rider are summarized in "Optional Insurance Benefits" beginning on page 25 below:

              Optional Benefit                 When Charge is Deducted              Amount Deducted
Children's Level Term Rider (per $5,000 unit                                    $2.50 per unit per month
 of coverage)                                          Monthly

Accidental Death Benefit Rider (per $1,000 of
 benefit amount) (1)                                   Monthly
 Maximum and minimum COI Charge among all                                    Maximum COI:  $0.13 per $1,000
 possible insureds:                                                          Minimum COI:  $0.08 per $1,000
COI charge for a 45-year old Male Non-Smoker,                                    COI:  $0.10 per $1,000
 $120,000 face amount, at issue:

Continuation of Payment Rider (per $100 of
 benefit amount) (2)                                   Monthly
 Maximum and minimum COI Charge among all                                     Maximum COI:  $1.54 per $100
 possible insureds:                                                           Minimum COI:  $0.26 per $100

 COI charge for a 45-year old Male                                                COI:  $0.53 per $100
 Non-Smoker, $120,000 face amount, at issue:

Additional Insured Term Rider (per $1000 of            Monthly              Maximum COI:  $30.40 per $1,000
 benefit amount) (3)                                                         Minimum COI:  $0.01 per $1,000
 Maximum and minimum COI Charge among all
 possible insureds:

 COI charge for a 45-year old Male                                               COI:  $0.12 per $1,000
 Non-Smoker, $120,000 face amount, at issue:

Primary Insured Term Rider(4)                          Monthly              Maximum COI:  $30.04 per $1,000
 Maximum and minimum COI Charge among all                                    Minimum COI:  $0.02 per $1,000
 possible insureds:

 COI charge for a 45-year old Male                                               COI:  $0.06 per $1,000
 Non-Smoker, $120,000 face amount, at issue:

Coverage Guarantee Rider (5)                           Monthly                      $0.01 per $1,000

Guaranteed Insurability Rider (6)                      Monthly               Maximum COI:  $0.12 per $1,000
Minimum and maximum COI Charge among all                                     Minimum COI:  $0.05 per $1,000
 possible insureds:

 COI Charge for 30-year old:                                                     COI:  $0.11 per $1,000

Accelerated Death Benefit Rider, Terminal
 Illness                                        When Benefit Elected                      $150

Overloan Protection Rider                       When Benefit Elected              4.5% of Policy Value

(1) The applicable charge depends on the Insured's age when the Rider is added to your Policy. The charge shown in the table above may not be representative of the charge you would pay. For more information about the charge that would apply to your Rider, please contact us at the address or telephone number shown on the first page of this Prospectus, or contact your agent.


                                 10  PROSPECTUS

(2) The applicable charge depends on the Insured's sex and age when the Rider is added to your Policy. The charge shown in the table above may not be representative of the charge you would pay. For more information about the charge that would apply to your Rider, please contact us at the address or telephone number shown on the first page of this Prospectus, or contact your agent.

(3) The applicable charge depends on the Additional Insured's age, sex, rider Face Amount, and underwriting status when the Rider is added to your Policy.
   The charge shown in the table above may not be representative of the charge you would pay. For more information about the charge that applies to your Rider, please contact us at the address or telephone number shown on the first page of this Prospectus, or contact your agent.

(4) The applicable charge depends on the Insured's age at issue, sex and underwriting status. The charge shown in the table above may not be representative of the charge you would pay. For more information about the charge that would apply to your Rider, please contact us at the address or telephone number shown on the first page of this Prospectus, or contact your agent.

(5) The Coverage Guarantee Rider can be elected only at Policy Issue.

(6) The Guaranteed Insurability Rider can be elected only at Policy issue for insureds 38 years old and younger. The applicable charge depends on the Insured's age at issue. For more information about the charge that applies to your Rider, please contact us at the address or telephone number shown on the first page of this Prospectus, or contact your agent.


PORTFOLIO ANNUAL EXPENSES (AS A PERCENTAGE OF PORTFOLIO AVERAGE DAILY NET
ASSETS)


THE NEXT TABLE SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE PORTFOLIOS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE POLICY. ADVISERS AND/OR OTHER SERVICE PROVIDERS OF CERTAIN PORTFOLIOS MAY HAVE AGREED TO WAIVE THEIR FEES AND/OR REIMBURSE PORTFOLIO EXPENSES IN ORDER TO KEEP THE PORTFOLIOS' EXPENSES BELOW SPECIFIED LIMITS. THE RANGE OF EXPENSES SHOWN IN THIS TABLE DOES NOT SHOW THE EFFECT OF ANY SUCH FEE WAIVER OR EXPENSE REIMBURSEMENT. MORE DETAIL CONCERNING EACH PORTFOLIO'S FEES AND EXPENSES APPEARS IN THE PROSPECTUS FOR EACH PORTFOLIO.

                                           Minimum               Maximum
-------------------------------------------------------------------------------
Total Annual Operating
Expenses/(1)/ (expenses that are
deducted from Portfolio assets,
which may include management fees,
distribution and/ or service                0.20%                110.50%
(12b-1) fees, and other expenses)
-------------------------------------------------------------------------------


(1) Expenses are shown as a percentage of Portfolio average daily net assets (before any waiver or reimbursement) as of December 31, 2007.


PURCHASE OF POLICY AND PREMIUMS
--------------------------------------------------------------------------------


APPLICATION FOR A POLICY. You may apply to purchase a Policy by submitting a written application to us at the address given on the first page of this Prospectus. The maximum issue age is 80. The minimum Face Amount for a Policy is $100,000. Before we issue a Policy, we require you to submit evidence of insurability satisfactory to us. Acceptance of your application is subject to our underwriting rules. We reserve the right to reject your application for any lawful reason. If we do not issue a Policy to you, we return your Premium to you. We reserve the right to change the terms or conditions of your Policy to comply with changes in the applicable law.

We issue your Policy when we have determined that your application meets our underwriting requirements. We apply our customary underwriting standards to the proposed Insured. If on the Issue Date there are outstanding requirements that prevent us from placing your Policy in force, we will allocate your Premium when all requirements have been met. An example of an outstanding requirement is an amendment to your application that requires your signature. We commence coverage of the Insured under the Policy, on the later of: (i) the Issue Date,
(ii) the date that we receive your first Premium, or (iii) the date that all requirements have been met.

If you pay a Premium with your application and your requested Face Amount is less than $1,000,000, we provide the Insured with temporary conditional insurance only if you meet all of the terms of a conditional receipt. The temporary conditional insurance provides coverage during the underwriting of your application but only if you are ultimately approved for coverage on the same basis as the risk classification and Face Amount of coverage for which you applied. This temporary conditional coverage starts when you complete your application and pay the first Premium, unless a medical exam or lab test results are required. In that event, temporary conditional coverage starts when all medical


                                 11  PROSPECTUS
exams and lab tests have been completed. The Issue Date determines Monthly Activity Days, Policy Months, and Policy Years.


PREMIUM PAYMENTS. During the first Policy Year, you must pay an amount at least equal to the required Premium shown in your Policy. We send you a reminder notice if you pay annually, semi-annually or quarterly. You may also make a Monthly Automatic Payment.

After the first Policy Year, you may pay additional Premium at any time, and in any amount, as long as your Premium would not cause your Policy to lose its status as a life insurance contract under the Tax Code, as explained in "Federal Taxes" beginning on page 35. Premiums must be sent to us at our address on the first page. Unless you request otherwise in writing, we treat all payments received while a Policy loan exists as new Premium.

Your Policy also shows a planned periodic Premium amount; however, you are not required to pay the planned periodic Premiums. You set the planned periodic Premium when you purchase your Policy. Your Policy will not lapse because you did not pay a planned periodic Premium.

Even if you pay all of the planned periodic Premiums, however, your Policy nevertheless may enter the Grace Period and thereafter lapse if you have not paid the required Safety Net Premium amount or the Coverage Guarantee Rider amount and the Net Surrender Value is no longer enough to pay the Monthly Deductions. Please see the "Safety Net Premium" and "Coverage Guarantee Rider" discussions just below. Yet, paying planned periodic Premiums will generally provide greater benefits than if a lower amount of Premium is paid.


PREMIUM LIMITS. Before we accept any Premium that would require an increase in the net amount at risk under the Policy, you first must provide us with evidence of insurability. The Tax Code imposes limits on the amount of Premium that can be contributed under a life insurance contract. If you exceed this limit, your Policy would lose its favorable federal income tax treatment under the Tax Code.
 Accordingly, we will not accept any Premium that would cause your Policy to exceed this limit, unless you increase the Face Amount of your Policy appropriately. To obtain this increase, you must submit a written request to us and provide evidence of insurability meeting our then current underwriting standards. Otherwise, we will only accept the portion of your Premium that would cause your total Premiums to equal the maximum permitted amount and we will return the excess to you. In addition, we will not accept any additional Premium from you until we can do so without exceeding the limit set by the Tax Code.

Paying too much Premium also could cause your Policy to be treated as a "modified endowment contract" for federal income tax purposes. See "Modified Endowment Contracts" at page 37 below for more information.


SAFETY NET PREMIUM. The Safety Net Premium feature can enable you to keep your Policy (including any riders) in force during a specified period regardless of changes in the Policy Value. If the Insured is age 70 or less at the Issue Date, the specified period is the first ten Policy Years. If the Insured is age 71 to 75 at the Issue Date, it runs from the Issue Date until the next Policy Anniversary after the Insured's 80th birthday. If the Insured is over age 75 at the Issue Date, it runs from the Issue Date until five years after the Issue Date.

Ordinarily, your Policy enters the Grace Period and may lapse if the Net Surrender Value is not sufficient to pay a Monthly Deduction when it is due.
 For additional discussion of lapse, please see "Lapse and Reinstatement" on page 30. Under the Safety Net Premium feature, however, we guarantee that, regardless of declines in your Policy Value, your Policy will not enter the Grace Period if your total Premiums paid since the Issue Date, less any partial withdrawals and outstanding Policy Loans, are greater than the monthly Safety Net Premium amount times the number of months since the Issue Date.

During the first Policy Year, the Safety Net Premium amount is the miminum Premium required in order to issue the Policy. In subsequent years, the Safety Net Premium is the same as that of the first year provided there are no changes made to your Policy. As a result, if you pay your required Premium on a timely basis, the Safety Net Premium feature remains in effect. Because the Safety Net Premium feature covers optional Riders, adding optional Riders to your Policy increases your Safety Net Premium amount. Face amount increases or decreases, partial withdrawals, and death benefit option changes may also affect the monthly Safety Net Premiums.

If at any time your total Premiums, less partial withdrawals and Policy Debt, are less than the product of the monthly Safety Net Premium times the number of Policy Months since the Issue Date, the Safety Net Premium guarantee ends. We will notify you and you will be given 61 days to satisfy any shortfall. If such payments are not made during this period, the Safety Net Premium provision will terminate. The Safety Net Premium feature can be reinstated at any time before the Safety Net expiry date if total premium payments received, less partial withdrawals and policy debt are greater than the sum of the required monthly
safety net premiums.   For more detail about the circumstances in which the
Policy will lapse, see "Lapse and Reinstatement" on page 30.

The following are examples of how the Safety Net Premium may change as a result of changes in your Policy:

                                                   MONTHLY
                                                  SAFETY NET
                  BASE POLICY                      PREMIUM
-------------------------------------------------------------
Face Amount $250,000, 45 Male Non-Smoker, Death    $176.88
Benefit Option 1, no riders
-------------------------------------------------------------

-------------------------------------------------------------
            CHANGES TO BASE POLICY
-------------------------------------------------------------
Increase Face Amount to $300,000 in year 5         $220.96
-------------------------------------------------------------
Decrease Face Amount to $200,000 in year 5         $141.50
-------------------------------------------------------------
Partial Withdrawal of $3,000 in year 5             $174.75
-------------------------------------------------------------
Change to Death Benefit Option 2 in year 5         $173.23
-------------------------------------------------------------
Add Rider in year 5:  Additional Insured Rider     $194.54
of $100,000 on 35 Female Non-Smoker
-------------------------------------------------------------




                                 12  PROSPECTUS

MODIFIED ENDOWMENT CONTRACTS. Under certain circumstances, a Policy could be classified as a "modified endowment contract," which is a category of life insurance contract defined in the Tax Code. If your Policy were to become a modified endowment contract, distributions and loans from the Policy could result in current taxable income for you, as well as other adverse tax consequences. These tax consequences are described in more detail in "Federal Taxes - Modified Endowment Contracts."

Your Policy could be a Modified Endowment Contract if, among other things, you pay too much Premium or if the Death Benefit is reduced. We monitor the status of your Policy and advise you if you need to take action to prevent the Policy from becoming a modified endowment contract. If you pay a Premium that would result in this classification, we notify you and allow you to request a refund of the excess Premium, or other action, to avoid having your Policy become a modified endowment contract. If, however, you choose to have your Policy become a modified endowment contract, we do not refund the Premium.

Your Policy will be a modified endowment contract if it is issued to replace a modified endowment contract issued by another insurer. Payment of additional Premium in connection with a replacement also could cause your Policy to become a modified endowment contract. For more information, please consult your tax adviser, and see "Replacement of Modified Endowment Contracts" in the SAI.


ALLOCATION OF PREMIUMS. Your Net Premiums are allocated to the Sub-Account(s) and the Fixed Account in the proportions that you have selected. You must specify your allocation percentages in your Policy application. Percentages must be in whole numbers and the total allocation must equal 100%. We allocate your subsequent Net Premiums in those percentages until you give us new allocation instructions.

Initially, you may allocate your Policy Value among twenty-one (21) options, counting each Sub-Account and the Fixed Account as one option. You may allocate Policy Value among these options from time to time so long as your Policy Value is spread among no more than the 21 options. In the future, we may change or waive this limit.

We allocate your initial Net Premium to the Sub-Accounts and the Fixed Account, as you have instructed us, on the Issue Date. If you do not pay the first Premium until after the Issue Date, we allocate your initial Net Premium to the Sub-Accounts and the Fixed Account on the date we receive it at the Home Office.
 If there are outstanding requirements when we issue the Policy, which prevent us from placing your Policy in force, your Premiums are not allocated until all requirements are satisfied. In these cases, the premium is held in an account without interest until the policy can be issued. We do not credit earnings or interest before the Issue Date.

We are required to return your Premium if you cancel your Policy during the "free-look" period. We will delay allocating your Premiums to the Sub-Accounts or to the Fixed Account until after the "free-look" period. In the interim, we allocate all of your Premiums to the Fixed Account only. For more information, please see "Cancellation Rights" on page 31.


POLICY VALUE
--------------------------------------------------------------------------------


GENERAL. Your Policy Value is the sum of the values of your interests in the sub-accounts of the separate account plus the value of the fixed account and the loan account. Your Policy Value changes daily to reflect the performance of the Sub-Accounts you have chosen, the addition of interest credited to the Fixed Account, the addition of Net Premiums, and the subtraction of partial withdrawals and charges assessed. There is no minimum guaranteed Policy Value.


On the Issue Date or, if later, the date your first Premium is received, we deduct the Monthly Deduction for the first Policy Month. We have described the formula to compute your portion of Policy Value in a particular Sub-Account in the Statement of Additional Information.

We make all calculations in connection with the Policy (other than the initial Premiums) on the date we receive your Premium or your request for other action, if that date is a Valuation Date. Otherwise, we make that determination on the next succeeding day that is a Valuation Date. Calculations for initial Premiums and Premiums requiring underwriting are made on the date your Net Premium is allocated to the Sub-Accounts and the Fixed Account, as described in "Allocation of Premiums" above.


ACCUMULATION UNITS. We determine the number of Accumulation Units in each Sub-Account to allocate to your Policy by dividing that portion of your Net Premium or other transaction allocated to a Sub-Account


                                 13  PROSPECTUS
by that Sub-Account's Accumulation Unit Value on the Valuation Date when the allocation occurs.


ACCUMULATION UNIT VALUE. The Accumulation Unit Value for each Sub-Account varies to reflect the investment experience of the applicable Portfolio. We determine the Accumulation Unit Value for each Sub-Account on each Valuation Date by multiplying the Accumulation Unit Value on the preceding Valuation Date by the Net Investment Factor for that Sub-Account for the Valuation Period then ended.

The Net Investment Factor for each Sub-Account is (1) divided by (2), where:

1) equals (a) the net asset value per share of the Portfolio held in the Sub-Account at the end of the current Valuation Period, plus (b) the per share amount of any dividend or capital gains distribution made by the Portfolio during the current Valuation Period, plus or minus (c) a per share credit or charge with respect to any taxes which we paid or for which we reserved during the Valuation Period which are determined by us to be attributable to the operation of the Sub-Account (no federal income taxes currently are applicable); and

2) is the net asset value per share of the Portfolio held in the Sub-Account at the end of the previous Valuation Period.

Please refer to the Prospectuses for the Portfolios for a description of how the assets of each Portfolio are valued, since that determination has a direct bearing on the Net Investment Factor of the corresponding Sub-Account and, therefore, your Policy Value.


POSTPONEMENT OF PAYMENTS. We may defer for up to fifteen days the payment of any amount attributable to a Premium paid by check to allow the check a reasonable time to clear. We may postpone paying any amount for a total surrender or a partial withdrawal, the disbursement of a Policy Loan, or the payment of the Death Benefit Proceeds, in the following circumstances: (i) whenever the New York Stock Exchange ("NYSE") is closed (other than customary weekend and holiday closings); (ii) when trading on the NYSE is restricted or an emergency exists, as determined by the SEC, so that disposal of the Separate Account's investments or determination of the value of its net assets is not reasonably practicable; or (iii) at any other time permitted by the SEC for your protection.

In addition, we may delay payment of the Surrender Value in the Fixed Account for up to six months or a shorter period if required by law. If we defer payment for more than 30 days, we add interest at our current rate from the time you asked for the Surrender Value in accordance with applicable state law.


TRANSFERS
--------------------------------------------------------------------------------


GENERAL. While the Policy is in force, you may transfer Policy Value among the Fixed Account and Sub-Accounts in writing or by telephone. Currently, there is no minimum transfer amount. We may set a minimum transfer amount in the future.
 In the future, we may charge you the transfer fee described on page 34, although currently we are waiving it.

You currently may not have Policy Value in more than twenty-one (21) options, counting each Sub-Account and the Fixed Account as one option. Accordingly, we will not perform a transfer that would cause your Policy to exceed that limit.
 We may waive this limit in the future.

Generally, we only make transfers on days when the NYSE is open for business.
 See "Policy Value" on page 13. If we receive your request on a day when the NYSE is not open for business, or if we receive your request after the close of business on the NYSE, we make the transfer on the first subsequent day on which the NYSE and we are open.

Special requirements apply to transfers from the Fixed Account. You may transfer a lump sum from the Fixed Account to the Sub-Accounts only during the 60-day period beginning on the Issue Date or each Policy Anniversary. We do not process transfer requests involving the Fixed Account at any other time, except transfers pursuant to a Dollar Cost Averaging or Portfolio Rebalancing program.

You may not transfer Policy Value or allocate new Premiums into the Fixed Account if transfers are being made out under the Dollar Cost Averaging program.
 However, we may waive or modify these restrictions on transfers from the Fixed Account.

This limit also applies to transfers under a Dollar Cost Averaging program, unless you choose to transfer your entire Fixed Account balance to Sub-Accounts.
 In that case, your maximum monthly transfer amount may not be more than 1/36/TH/ of your Fixed Account balance on the day of the first transfer.

The Policy permits us to defer transfers from the Fixed Account for up to six months from the date you request a transfer.


TRANSFERS AUTHORIZED BY TELEPHONE.  You may make transfers by telephone.
 Telephone transfers may not be available if all lines are busy. In that case, you will need to submit a written request or try to call later. Please see the SAI for a description of our procedures for telephone transfers.

We use procedures that we believe provide reasonable assurance that telephone authorized transfers are genuine. For example, we tape telephone conversations


                                 14  PROSPECTUS
with persons purporting to authorize transfers and request identifying information. Accordingly, we disclaim any liability for losses resulting from allegedly unauthorized telephone transfers. However, if we do not take reasonable steps to help ensure that a telephone authorization is valid, we may be liable for such losses.

At any time, we may suspend, modify or terminate your privilege to make transfers via the telephone, or via other electronic or automated means specifically approved by the Company, including, but not limited to, automated telephone services, facsimile machine, e-mail and electronic services via online access. Among other things, we reserve the right to limit the number of such transfers among the Sub-Accounts in any Policy Year, or to refuse any telephone transfer request. We also reserve the right to restrict such transfers in any manner reasonably designed to prevent transfers that we consider disadvantageous to other Policy Owners.


DOLLAR COST AVERAGING. Under our automatic Dollar Cost Averaging program, while the Policy is in force you may authorize us to transfer a fixed dollar amount at fixed intervals from the Fixed Account or a Sub-Account of your choosing so long as your Policy Value is spread among no more than twenty-one options, other Sub-Accounts or the Fixed Account. The interval between transfers may be monthly, quarterly, semi-annually or annually, at your option. There are no fees associated with the Dollar Cost Averaging program. Transfers made under a Dollar Cost Averaging program will not be assesed a transfer fee and do not count towards the number of transfers you can make before a transfer fee applies. The transfers are made at the Accumulation Unit Value on the date of the transfer.
 The transfers continue until you instruct us otherwise, or until your chosen source of transfer payments is exhausted. Currently, the minimum transfer amount is $100 per transfer. We may change this minimum or grant exceptions.
 If you elect this program, the first transfer occurs one interval after you elect the Dollar Cost Averaging program. Your request to participate in this program is effective when we receive your completed application at the P.O. Box given on the first page of this Prospectus. Please call or write us for a copy of the application. You may elect to increase, decrease or change the frequency or amount of transfer payments under a Dollar Cost Averaging program. Special restrictions apply to transfers from the Fixed Account. Please see "Transfers - General" on page 14 for a discussion of these restrictions.

The theory of Dollar Cost Averaging is that by spreading your investment over time, you may be able to reduce the effect of transitory market conditions on your investment. In addition, because a given dollar amount purchases more units when the unit prices are relatively low rather than when the prices are higher, in a fluctuating market, the average cost per unit may be less than the average of the unit prices on the purchase dates. However, participation in this program does not assure you of a greater profit from your purchases under the program, nor does it prevent or necessarily reduce losses in a declining market. Moreover, while we refer to this program of periodic transfers generally as Dollar Cost Averaging, periodic transfers from a Sub-Account with more volatile performance experience is unlikely to produce the desired effects of Dollar Cost Averaging as would transfers from a less volatile Sub-Account.
 You may not use Dollar Cost Averaging and Portfolio Rebalancing at the same time.


PORTFOLIO REBALANCING. Portfolio Rebalancing allows you to maintain the percentage of your Policy Value allocated to each Sub-Account or the Fixed Account or both at a preset level. Over time, the variations in each Sub-Account's investment results shift the balance of your Policy Value allocations. Under the Portfolio Rebalancing feature, we automatically transfer your Policy Value, including new Premiums, back to the percentages you specify.
 Portfolio Rebalancing is consistent with maintaining your desired allocation among the investment options.

You may choose to have rebalances made monthly, quarterly, semi-annually or annually. There are no fees associated with Portfolio Rebalancing. Transfers made under a Portfolio Rebalancing program will not be assesed a transfer fee and do not count towards the number of transfers you can make before a transfer fee applies. No more than twenty-one (21) Sub-Accounts, or twenty (20) Sub-Accounts and the Fixed Account, can be included in a Portfolio Rebalancing program at one time. Transfers from the Fixed Account under a Portfolio Rebalancing program are subject to the overall limit on transfers from the Fixed Account. Accordingly, if the total amount transferred from the Fixed Account in any Policy Year reaches that limit before the end of the year, we do not transfer additional amounts from the Fixed Account for Portfolio Rebalancing purposes until the next Policy Year. We automatically terminate this option if you request any transfers outside the Portfolio Rebalancing program. If you wish to resume the Portfolio Rebalancing after it has been canceled, then you must complete a new Portfolio Rebalancing form and send it to our home office.

You may request Portfolio Rebalancing at any time by submitting a completed written request to us at the address given on the first page of this Prospectus.
 Please call or write us for a copy of the request form. If you stop Portfolio Rebalancing, you must wait 30 days to begin again. The date of your rebalancing must coincide with the same day of the month as your Issue Date. If you request rebalancing on your Policy application and specify the frequency, but not the date, for your first rebalancing, it occurs one interval after the Issue Date. Otherwise, your first rebalancing occurs one interval after we receive your completed request form. All subsequent rebalancings occur at the intervals you have specified on the day of the month that coincides with the same day of the month as your Issue Date.


                                 15  PROSPECTUS

Generally, you may change the allocation percentages, frequency or choice of Sub-Accounts at any time. If you include the Fixed Account in a Portfolio Rebalancing program, however, in any consecutive twelve months you may not change the allocation percentages more than twice and the total change to the Fixed Amount allocation may not exceed 20%. We may waive this restriction.

If your total Policy Value subject to rebalancing falls below any minimum value that we may establish, we may prohibit or limit your use of Portfolio Rebalancing. You may not use Dollar Cost Averaging and Portfolio Rebalancing at the same time. We may change, terminate, limit or suspend Portfolio Rebalancing at any time.


MARKET TIMING & EXCESSIVE TRADING The Policies are intended for long-term investment. Market timing and excessive trading can potentially dilute the value of Sub-Accounts and can disrupt management of a Portfolio and raise its expenses, which can impair Portfolio performance and adversely affect your Policy Value. Our policy is not to accept knowingly any premium intended for the purpose of market timing or excessive trading. Accordingly, you should not invest in the Policy if your purpose is to engage in market timing or excessive trading, and you should refrain from such practices if you currently own a Policy.

We seek to detect market timing or excessive trading activity by reviewing trading activities. Portfolios also may report suspected market-timing or excessive trading activity to us. If, in our judgment, we determine that the transfers are part of a market timing strategy or are otherwise harmful to the underlying Portfolio, we will impose the trading limitations as described below under "Trading Limitations." Because there is no universally accepted definition of what constitutes market timing or excessive trading, we will use our reasonable judgment based on all of the circumstances.

While we seek to deter market timing and excessive trading in Sub-Accounts, because our procedures involve the exercise of reasonable judgment, we may not identify or prevent some market timing or excessive trading. Moreover, imposition of trading limitations is triggered by the detection of market timing or excessive trading activity, and the trading limitations are not applied prior to detection of such trading activity. Therefore, our policies and procedures do not prevent such trading activity before it is detected. As a result, some investors may be able to engage in market timing and excessive trading, while others are prohibited, and the Sub-Account may experience the adverse effects of market timing and excessive trading described above.


TRADING LIMITATIONS. We reserve the right to limit transfers among the investment alternatives in any Policy Year, require that all future transfer requests be submitted through U.S. Postal Service First Class Mail thereby refusing to accept transfer requests via telephone, facsimile, Internet, or overnight delivery, or to refuse any transfer request, if:

.. we believe, in our sole discretion, that certain trading practices, such as excessive trading, by, or on behalf of, one or more Policy Owners, or a specific transfer request or group of transfer requests, may have a detrimental effect on the Accumulation Unit Values of any Sub-Account or on the share prices of the corresponding Portfolio or otherwise would be to the disadvantage of other Policy Owners; or

.. we are informed by one or more of the Portfolios that they intend to restrict the purchase, exchange, or redemption of Portfolio shares because of excessive trading or because they believe that a specific transfer or group of transfers would have a detrimental effect on the prices of Portfolio shares.

In making the determination that trading activity constitutes market timing or excessive trading, we will consider, among other things:

.. the total dollar amount being transferred, both in the aggregate and in the transfer request;

.. the number of transfers you make over a period of time and/or the period of time between transfers (note: one set of transfers to and from a Sub-Account in a short period of time can constitute market timing);

.. whether your transfers follow a pattern that appears designed to take advantage of short term market fluctuations, particularly within certain Sub-Account underlying Portfolios that we have identified as being susceptible to market timing activities (e.g., International, High Yield, and Small Cap Sub-Accounts);

.. whether the manager of the underlying Portfolio has indicated that the transfers interfere with Portfolio management or otherwise adversely impact the Portfolio; and

.. the investment objectives and/or size of the Sub-Account's underlying
  Portfolio.

We seek to uniformly apply these trading limitations to all trades, including those that occur through omnibus accounts at intermediaries. However, because these determinations involve the exercise of discretion, it is possible that we may not detect some market timing or excessive trading activity. As a result, it is possible that some investors may be able to engage in market timing or excessive trading activity, while others are prohibited, and the Portfolio may experience the adverse effects of market timing and excessive trading described above.

If we determine that a Policy Owner has engaged in market timing or excessive trading activity, we will require that all future transfer requests be submitted through U.S. Postal Service First Class Mail thereby refusing to accept transfer requests via telephone, facsimile, Internet, or overnight delivery. If we determine


                                 16  PROSPECTUS
that a Policy Owner continues to engage in a pattern of market timing or excessive trading activity we will restrict that Policy Owner from making future additions or transfers into the impacted Sub-Account(s) or will restrict that Policy Owner from making future additions or transfers into the class of Sub-Account(s) if the Sub-Accounts(s) involved are vulnerable to arbitrage market timing trading activity (e.g., International, High Yield, and Small Cap Sub-Accounts).

In our sole discretion, we may revise our Trading Limitations at any time as necessary to better deter or minimize market timing and excessive trading or to comply with regulatory requirements.


AGREEMENTS TO SHARE INFORMATION WITH FUNDS. Under the Investment Company Act of 1940, Allstate New York has entered into information sharing agreements with each of the fund companies whose funds are offered under the Policy. Policy Owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and Allstate New York's trading policy. Under these agreements, Allstate New York is required to share information regarding Policy Owner transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about Policy Owner transactions, this information may include personal Policy Owner information, including names and social security numbers or other tax identification numbers. As a result of this information sharing, a fund company may direct us to restrict a Policy Owner's transactions if the fund determines that the Policy Owner has violated the fund's frequent trading policies. This could include the fund directing us to reject any allocations of premium or Policy value to the fund.


SHORT TERM TRADING FEES The underlying Portfolios are authorized by SEC regulation to adopt and impose redemption fees if a Portfolio's Board of Directors determines that such fees are necessary to minimize or eliminate short-term transfer activity and/or holding periods that can reduce or dilute the value of outstanding shares issued by the Portfolio. The Portfolio will set the parameters relating to the redemption fee and such parameters may vary by Portfolio. If a Portfolio elects to adopt and charge redemption fees, these fees will be passed on to the Policy Owner(s) responsible for the short-term transfer activity generating the fee.

We will administer and collect redemption fees and forward these fees to the Portfolio. Please consult the Portfolio's prospectus for more complete information regarding the fees and charges associated with each Portfolio.


INVESTMENT AND FIXED ACCOUNT OPTIONS
--------------------------------------------------------------------------------


THE SUB-ACCOUNTS AND THE PORTFOLIOS. Each of the Sub-Accounts of the Separate Account invests in the shares of one of the Portfolios. The income and realized and unrealized gains or losses on the assets of each Sub-Account are separate and are credited to or charged against the particular Sub-Account without regard to income, gains or losses from any other Sub-Account or from any other part of our business. We use the Net Premiums you allocate to a Sub-Account to purchase shares in the corresponding Portfolio and redeem shares in the Portfolios to meet Policy obligations or make adjustments in reserves. The Portfolios are required to redeem their shares at net asset value and to make payment within seven days.

Each Portfolio is either an open-end management investment company registered under the 1940 Act or a separate investment series of an open-end management investment company.

Each Portfolio holds its assets separate from the assets of the other Portfolios, and each Portfolio has its own distinct investment objective and policies. Each Portfolio is subject to certain investment restrictions and policies, which may not be changed without the approval of a majority of the shareholders of the Portfolio. Each Portfolio operates as a separate investment fund, and the income, gains and losses of one Portfolio generally have no effect on the investment performance of any other Portfolio.

We do not promise that the Portfolios will meet their investment objectives.
 Amounts you have allocated to Sub-Accounts may grow in value, decline in value or grow less than you expect, depending on the investment performance of the Portfolios in which those Sub-Accounts invest. You bear the investment risk that those Portfolios possibly will not meet their investment objectives.

We have briefly described the Portfolios below. You should read the current Prospectuses for the Portfolios for more detailed and complete information concerning the Portfolios, their investment objectives and strategies, and the investment risks associated with the Portfolios. If you do not have a
                                                  --------------------
Prospectus for a Portfolio, contact us and we will send you a copy.
-------------------------------------------------------------------

VARIABLE INSURANCE PORTFOLIOS MIGHT NOT BE MANAGED BY THE SAME PORTFOLIO MANAGERS WHO MANAGE RETAIL MUTUAL FUNDS WITH SIMILAR NAMES. THESE PORTFOLIOS ARE LIKELY TO DIFFER FROM SIMILARLY NAMED RETAIL MUTUAL FUNDS IN ASSETS, CASH FLOW, AND TAX MATTERS. ACCORDINGLY, THE HOLDINGS AND INVESTMENT RESULTS OF A VARIABLE INSURANCE


                                 17  PROSPECTUS

PORTFOLIO CAN BE EXPECTED TO BE HIGHER OR LOWER THAN THE INVESTMENT RESULTS OF A SIMILARLY NAMED RETAIL MUTUAL FUND.

Sub-Accounts            Investment Objective           Investment Adviser
-------------------------------------------------------------------------------
THE ALGER AMERICAN FUND
-------------------------------------------------------------------------------
Alger American          Current income and long-term
 Balanced Portfolio -    capital appreciation
 Class O
-------------------------------------------------------
Alger American Capital  Long-term capital
 Appreciation            appreciation                  FRED ALGER MANAGEMENT,
 Portfolio - Class O                                   INC.
 (1)
-------------------------------------------------------
Alger American          Long-term capital
 LargeCap Growth         appreciation
 Portfolio - Class O
 (2)
-------------------------------------------------------
Alger American MidCap   Long-term capital
 Growth Portfolio -      appreciation
 Class O
-------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC.
-------------------------------------------------------------------------------
AllianceBernstein VPS   Long-term growth of capital
 Growth and Income
 Portfolio - Class A
-------------------------------------------------------
AllianceBernstein VPS   Long-term growth of capital
 International Growth
 Portfolio - Class A
-------------------------------------------------------
AllianceBernstein VPS   Long-term growth of capital    ALLIANCEBERNSTEIN L.P.
 International Value
 Portfolio - Class A
-------------------------------------------------------
AllianceBernstein VPS   Long-term growth of capital
 Small Cap Growth
 Portfolio - Class A
-------------------------------------------------------
AllianceBernstein VPS   Long-term growth of capital
 Small/Mid Cap Value
 Portfolio - Class A
-------------------------------------------------------
AllianceBernstein VPS   Long-term growth of capital
 Wealth Appreciation
 Strategy Portfolio -
 Class A
-------------------------------------------------------------------------------



                                 18  PROSPECTUS

Sub-Accounts            Investment Objective           Investment Adviser
-------------------------------------------------------------------------------
FIDELITY(R) VARIABLE INSURANCE PRODUCTS
-------------------------------------------------------------------------------
Fidelity VIP            Long-term capital
 Contrafund(R)           appreciation.
 Portfolio - Initial
 Class
-------------------------------------------------------
Fidelity VIP            Reasonable Income.  The fund
 Equity-Income           will also consider the
 Portfolio - Initial     potential for capital
 Class                   appreciation.  The fund's
                         goal is to achieve a yield
                         which exceeds the composite
                         yield on the securities
                         comprising the Standard &
                         Poor's 500(SM) Index (S&P
                         500(R)).
-------------------------------------------------------
Fidelity VIP Growth &   High total return through a
 Income Portfolio -      combination of current
 Initial Class           income and capital
                         appreciation
-------------------------------------------------------
Fidelity VIP Growth     To achieve capital
 Portfolio - Initial     appreciation.
 Class                                                 FIDELITY MANAGEMENT &
-------------------------------------------------------RESEARCH COMPANY
Fidelity VIP High       High level of current income,
 Income Portfolio -      while also considering
 Initial Class           growth of capital.
-------------------------------------------------------
Fidelity VIP Index 500  Investment results that
 Portfolio - Service     correspond to the total
 Class                   return of common stocks
                         publicly traded in the
                         United States as represented
                         by the Standard & Poor's
                         500(SM) Index (S&P 500(R))
-------------------------------------------------------
Fidelity VIP            As high a level of current
 Investment Grade Bond   income as is consistent with
 Portfolio - Initial     the preservation of capital.
 Class
-------------------------------------------------------
Fidelity VIP Mid Cap    Long-term growth of capital
 Portfolio - Initial
 Class
-------------------------------------------------------
Fidelity VIP Money      As high a level of current
 Market Portfolio -      income as is consistent with
 Initial Class           preservation of capital and
                         liquidity.
-------------------------------------------------------
Fidelity VIP Real       Above-average income and
 Estate Portfolio -      longterm capital growth,
 Initial Class           consistent with reasonable
                         investment risk
-------------------------------------------------------
Fidelity VIP Value      Seeks capital appreciation
 Strategies Portfolio
 - Initial Class
-------------------------------------------------------------------------------
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
-------------------------------------------------------------------------------
Franklin Global         Capital appreciation and
 Communications          current income.
 Securities Fund -
 Class 1
-------------------------------------------------------
Franklin High Income    High level of current income
 Securities Fund -       with capital appreciation as
 Class 1                 a secondary goal.
-------------------------------------------------------
Franklin Income         To maximize income while
 Securities Fund -       maintaining prospects for
 Class 1                 capital appreciation.         FRANKLIN ADVISERS, INC.
-------------------------------------------------------
Franklin Small-Mid Cap  Long-term capital growth.
 Growth Securities
 Fund - Class 1
-------------------------------------------------------
Franklin Strategic      A high level of current
 Income Securities       income.  A secondary goal is
 Fund - Class 1          long-term capital
                         appreciation.
-------------------------------------------------------
Franklin U.S.           Income.
 Government Fund -
 Class 1
-------------------------------------------------------
Templeton Global        High current income,
 Income Securities       consistent with preservation
 Fund - Class 1          of capital, with capital
                         appreciation as a secondary
                         consideration.
-------------------------------------------------------------------------------
Franklin Small Cap      Long-term total return.        FRANKLIN ADVISORY
 Value Securities Fund                                 SERVICES, LLC
 - Class 1
-------------------------------------------------------------------------------
Mutual Discovery        Capital appreciation.
 Securities Fund -                                     FRANKLIN MUTUAL
 Class 1                                               ADVISERS, LLC
-------------------------------------------------------
Mutual Shares           Capital appreciation with
 Securities Fund -       income as a secondary goal.
 Class 1
-------------------------------------------------------------------------------
Templeton Global Asset  High total return.             TEMPLETON INVESTMENT
 Allocation Fund -                                     COUNSEL, LLC
 Class 1
-------------------------------------------------------------------------------



                                 19  PROSPECTUS

Sub-Accounts            Investment Objective           Investment Adviser
-------------------------------------------------------------------------------
FINANCIAL INVESTORS VARIABLE INSURANCE TRUST (3)
-------------------------------------------------------------------------------
Ibbotson Aggressive     Capital appreciation
 Growth ETF Asset
 Allocation Portfolio
 Class I
-------------------------------------------------------
Ibbotson Balanced ETF   Capital appreciation and some
 Asset Allocation        current income                ALPS ADVISERS, INC.
 Portfolio Class I                                     (ADVISER) / IBBOTSON
-------------------------------------------------------ASSOCIATES, INC.
Ibbotson Conservative   Current income and             (SUB-ADVISER)
 ETF Asset Allocation    preservation of capital
 Portfolio Class I
-------------------------------------------------------
Ibbotson Growth ETF     Capital appreciation
 Asset Allocation
 Portfolio Class I
-------------------------------------------------------
Ibbotson Income and     Current income and capital
 Growth ETF Asset        appreciation
 Allocation Portfolio
 Class I
-------------------------------------------------------------------------------
JANUS ASPEN SERIES
-------------------------------------------------------------------------------
Janus Aspen Series      Long-term capital growth,
 Balanced Portfolio -    consistent with preservation
 Institutional Shares    of capital and balanced by
                         current income.
-------------------------------------------------------
Janus Aspen Series      To obtain maximum total
 Flexible Bond           return, consistent with
 Portfolio -             preservation of capital.
 Institutional Shares
-------------------------------------------------------
Janus Aspen Series      Long-term growth of capital
 Forty Portfolio -
 Institutional Shares
-------------------------------------------------------
Janus Aspen Series      Long-term growth of capital
 Fundamental Equity                                    JANUS CAPITAL MANAGEMENT
 Portfolio -                                           LLC
 Institutional Shares
-------------------------------------------------------
Janus Aspen Series      Long-term growth of capital
 Global Life Sciences
 Portfolio -
 Institutional Shares
-------------------------------------------------------
Janus Aspen Series      Long-term growth of capital
 Global Technology
 Portfolio -
 Institutional Shares
-------------------------------------------------------
Janus Aspen Series      Long-term growth of capital
 International Growth
 Portfolio -
 Institutional Shares
-------------------------------------------------------
Janus Aspen Series Mid  Long-term growth of capital
 Cap Growth Portfolio
 - Institutional
 Shares
-------------------------------------------------------
Janus Aspen Series Mid  Capital appreciation
 Cap Value Portfolio -
 Institutional Shares
-------------------------------------------------------------------------------
OPPENHEIMER VARIABLE ACCOUNT FUNDS
-------------------------------------------------------------------------------
Oppenheimer Balanced    A high total investment
 Fund/VA                 return, which includes
                         current income and capital
                         appreciation in the value of
                         its shares.
-------------------------------------------------------
Oppenheimer Core Bond   High level of current income.
 Fund/VA                 As a secondary objective,
                         the Portfolio seeks capital
                         appreciation when consistent
                         with its primary objective.
-------------------------------------------------------
Oppenheimer Global      Long-term capital
 Securities Fund/VA      appreciation by investing a
                         substantial portion of
                         assets in securities of
                         foreign issuers, growth-type  OPPENHEIMERFUNDS, INC.
                         companies, cyclical
                         industries and special
                         situations that are
                         considered to have
                         appreciation possibilities.
-------------------------------------------------------
Oppenheimer Main        Capital appreciation.
 Street Small Cap
 Fund(R)/ VA
-------------------------------------------------------
Oppenheimer Strategic   A high level of current
 Bond Fund/VA            income principally derived
                         from interest on debt
                         securities.
-------------------------------------------------------
Oppenheimer Value       Long-term growth of capital
 Fund/VA                 by investing primarily in
                         common stocks with low
                         price-earnings ratios and
                         better-than-anticipated
                         earnings.  Realization of
                         current income is a
                         secondary consideration.
-------------------------------------------------------------------------------



                                 20  PROSPECTUS

Sub-Accounts            Investment Objective           Investment Adviser
-------------------------------------------------------------------------------
PANORAMA SERIES FUND, INC.
-------------------------------------------------------------------------------
Oppenheimer             Long term growth of capital
 International Growth    by investing under normal
 Fund/VA                 circumstances, at least 90%
                         of its total assets in        OPPENHEIMERFUNDS, INC.
                         equity securities of
                         companies wherever located,
                         the primary stock market of
                         which is outside of the
                         United States.
-------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST
-------------------------------------------------------------------------------
Van Kampen LIT          High current return
 Government Portfolio,   consistent with preservation  VAN KAMPEN ASSET
 Class I                 of capital                    MANAGEMENT
-------------------------------------------------------
Van Kampen LIT Growth   Long-term growth of capital
 and Income Portfolio,   and income.
 Class I
-------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
-------------------------------------------------------------------------------
Van Kampen UIF Capital  Long-term capital
 Growth Portfolio,      appreciation by investing
 Class I (4)            primarily in growth-oriented
                        equity securities of large
                        capitalization companies.
-------------------------------------------------------
Van Kampen UIF          Long-term capital              VAN KAMPEN (5)
 Emerging Markets       appreciation by investing
 Equity Portfolio,      primarily in growth-oriented
 Class I                equity securities of issuers
                        in emerging market countries.
-------------------------------------------------------
Van Kampen UIF U.S.     Above-average total return
 Mid Cap Value           over a market cycle of three
 Portfolio, Class I      to five years by investing
                         in common stocks and other
                         equity securities.
-------------------------------------------------------------------------------

(1) Effective 5/1/08 the Alger American Leveraged AllCap Portfolio - Class O changed its name to the Alger American Capital Appreciation Portfolio - Class O.

(2) The fund name Alger American LargeCap Growth Portfolio - Class O is effective on or about 7/1/08. Until that date, this fund's name is Alger American Growth Portfolio - Class O.

(3) The Ibbotson ETF Allocation Series Portfolios invest in underlying ETFs and will indirectly bear their proportionate share of any fees and expenses payable directly by the underlying ETFs. As a result, the Portfolios may incur higher expenses, many of which may be duplicative.

(4) Effective 5/1/08 the Van Kampen UIF Equity Growth Portfolio, Class I, changed its name to the Van Kampen UIF Capitol Growth Portfolio, Class I.

(5) Morgan Stanley Investment Management Inc., the adviser to the UIF Portfolios, does business in certain instances using the name Van Kampen.

EACH PORTFOLIO IS SUBJECT TO CERTAIN INVESTMENT RESTRICTIONS AND POLICIES, WHICH MAY NOT BE CHANGED WITHOUT THE APPROVAL OF A MAJORITY OF SHAREHOLDERS OF THE PORTFOLIO. PLEASE SEE THE ACCOMPANYING PROSPECTUSES OF THE PORTFOLIOS FOR ADDITIONAL INFORMATION.

 We automatically reinvest all dividends and capital gains distributions from the Portfolios in shares of the distributing Portfolio at their net asset value.


Some of the Portfolios have been established by investment advisers, which manage retail mutual funds having similar names and investment objectives.
 While some of the Portfolios may be similar to, and may in fact be modeled after retail mutual funds, you should understand that the Portfolios are not otherwise directly related to any retail mutual fund. Consequently, the investment performance of retail mutual funds and any similarly named Portfolio may differ substantially.

Certain of the Portfolios sell their shares to separate accounts underlying both variable life insurance and variable annuity contacts. It is conceivable that in the future it may be unfavorable for variable life insurance separate accounts and variable annuity separate accounts to invest in the same Portfolio.
 Although neither we nor any of the Portfolios currently foresees any such disadvantages either to variable life insurance or variable annuity contract owners, each Portfolio's Board of Directors intends to monitor events in order to identify any material conflicts between variable life and variable annuity contract owners and to determine what action, if any, should be taken in response thereto. If a Board of Directors were to conclude that separate investment funds should be established for variable life and variable annuity separate accounts, Policy Owners will not bear the attendant expenses.


VOTING RIGHTS. As a general matter, you do not have a direct right to vote the shares of the Portfolios held by the Sub-Accounts to which you have allocated your Policy Value. Under current law, however, you are entitled to give us instructions on how to vote those shares on certain matters. We notify you when your instructions are needed and provide proxy materials or other information to assist you in understanding the matter at issue. We determine the number of votes for which you may give voting instructions as of the record date set by the relevant Portfolio for the shareholder meeting at which the vote will occur.


                                 21  PROSPECTUS

In most cases, you are the person entitled to give voting instructions.
 However, if you assign your Policy, the assignee may be entitled to give voting instructions. Retirement plans may have different rules for voting by plan participants.

If you send written voting instructions to us, we follow your instructions in voting the Portfolio shares attributable to your Policy. If you do not send written instructions, we vote the shares attributable to your Policy in the same proportions as the shares for which we have received instructions from other Policy Owners. While proportional voting guarantees all outstanding shares of a Portfolio are voted, it can lead to a small number of shareholders determining the outcome of a proxy.

We may, when required by state insurance regulatory authorities, disregard Policy Owner voting instructions if the instructions would cause a change in the sub-classification or investment objective of one or more of the Portfolios or to approve or disapprove an investment advisory contract for one or more of the Portfolios.

In addition, we may disregard voting instructions in favor of changes initiated by Policy Owners in the investment objectives or the investment adviser of the Portfolios if we reasonably disapprove of the proposed change. We would disapprove a proposed change only if the proposed change is contrary to state law or prohibited by state regulatory authorities or we reasonably conclude that the proposed change would not be consistent with the investment objectives of the Portfolio or would result in the purchase of securities for the Portfolio which vary from the general quality and nature of investments and investment techniques utilized by the Portfolio. If we disregard voting instructions, we include a summary of that action and our reasons for that action in the next semi-annual financial report to you.

This description reflects our view of currently applicable law. If the law changes or our interpretation of the law changes, we may decide that we are permitted to vote the Portfolio shares without obtaining instructions from our Policy Owners, and we may choose to do so.


ADDITIONS, DELETIONS AND SUBSTITUTIONS OF SECURITIES. If the shares of any of the Portfolios are no longer available for investment by the Separate Account or if, in the judgment of our management, further investment in the shares of a Portfolio is no longer appropriate in view of the purposes of the Policy, we may add or substitute shares of another Portfolio or underlying fund for Portfolio shares already purchased or to be purchased in the future by Premiums under the Policy. Any substitution of securities will comply with the requirements of the 1940 Act.

We also reserve the right to make the following changes in the operation of the Separate Account and the Sub-Accounts:

.. to operate the Separate Account in any form permitted by law;

.. to take any action necessary to comply with, or obtain and continue any exemption from, applicable laws;

.. to transfer assets from one Sub-Account to another, or to our general account;

.. to add, combine, or remove Sub-Accounts in the Separate Account;

.. to assess a charge for taxes attributable to the operations of the Separate
  Account or for other taxes, as described in "Charges and Deductions"; and

.. to change the way in which we assess other charges, as long as the total other charges do not exceed the amount currently charged the Separate Account and the Portfolios in connection with the Policies.

If we take any of these actions, we will comply with the then applicable legal requirements.


THE FIXED ACCOUNT. The portion of the Policy relating to the Fixed Account is not registered under the Securities Act of 1933 ("1933 Act") and the Fixed Account is not registered as an investment company under the 1940 Act.
 Accordingly, neither the Fixed Account nor any interests in the Fixed Account are subject to the provisions or restrictions of the 1933 Act or the 1940 Act, and the disclosure regarding the Fixed Account has not been reviewed by the staff of the SEC. The statements about the Fixed Account in this Prospectus may be subject to generally applicable provisions of the federal securities laws regarding accuracy and completeness.

You may allocate part or all of your Premiums to the Fixed Account. Amounts allocated to the Fixed Account become part of the general assets of Allstate New York. Allstate New York invests the assets of the general account in accordance with applicable laws governing the investments of insurance company general accounts.

We credit interest to amounts allocated to the Fixed Account at an effective annual rate of at least 3%. We are not obligated to, but we may credit interest at a higher rate. You assume the risk that the interest rate credited to the Fixed Account may be no higher than 3%.


SELECTBALANCE/SM/ ASSET ALLOCATION PROGRAM As a Policy Owner, you may elect to participate in the optional SelectBalance asset allocation program ("SelectBalance") for no additional charge to you. SelectBalance can be elected
at issue or any time your Policy is inforce.   The Select Balance program
provides Policy Owners with an assessment questionnaire to help them determine
their investment time horizon and tolerance for risk.   The questions on the
questionnaire have been provided by ALPS, Inc. and Ibbotson Associates and included in the SelectBalance program information developed and provided by us. Based on the answers to the questionnaire, one of five asset allocation Sub-Accounts, the Ibbotson ETF Asset Allocation Series Portfolios, is


                                 22  PROSPECTUS
recommended. These portfolios are managed such that the allocations between different asset classes remain consistent with the qualities identified during the initial assessment. The objective of each asset allocation Sub-Account is to provide disciplined, diversified access to a variety of asset classes that is consistent with an investor's risk profile and investment time horizon.

Asset allocation is the process by which your Policy Value is invested in different asset classes in a way that matches your risk tolerance, time horizon, and investment goals. Theoretically, different asset classes tend to behave differently under various economic and market conditions. By spreading your Policy Value across a range of asset classes, you may, over time, be able to reduce the risk of investment volatility and potentially enhance returns. Asset allocation does not guarantee a profit or protect against loss in a declining market.

If you elect to participate in this program at issue, you may select one of the currently available Ibbotson ETF Allocation Series Portfolios. The Portfolios, advised by ALPS Advisers, Inc. and sub-advised Ibbotson Associates, Inc., represent five different investment styles: Conservative, Income and Growth, Balanced, Growth, and Aggressive Growth. Each of the Ibbotson ETF Allocation Series Portfolios is designed to meet the investment goals of the applicable investment style. Once you select an Ibbotson ETF Allocation Series Portfolio, your Policy Value will be allocated to the corresponding Ibbotson ETF Allocation Series Sub-Account. Additional investment options available with the SelectBalance program at issue include the Fixed Account and the Fidelity VIP Money Market Sub-Account. We recommend that you consult with your sales representative and obtain and read the prospectus for the Ibbotson ETF Allocation Series carefully before participating in the SelectBalance program.

Once your policy is in force you may elect to participate in the SelectBalance program if it was not elected at time of issue. You may also allocate Policy Value among the Ibbotson ETF Allocation Series Portfolios and any other investment options offered on your Policy as desired once your policy is in force. You can discontinue participation in the SelectBalance program at any time by submitting a Fund Change form. Each transfer you make to modify your SelectBalance program will count towards the number of transfers you can make without paying a transfer fee. You may want to consult with your sales representative before making a change to the SelectBalance program to help you determine if the change is appropriate for your needs.

Although it is not advised, the Ibbotson ETF Allocation Series Portfolios Sub-Accounts could be invested in without completing the assessment questionnaire. This is not advised because the differing responses to the questionnaire are what have been used to develop the investment styles of the five Ibbotson ETF Series Portfolios.

Allstate New York, the principal underwriter of the Policy and ALFS, Inc., ("ALFS"), the distributor of the Policy, do not intend to provide any personalized investment advice in connection with the SelectBalance program and you should not rely on this program as providing individualized investment recommendations to you. Policy Owners should ultimately rely on their own judgment and/or the judgment of a financial advisor in making their financial decisions.

The SelectBalance program can be used in conjunction with our Dollar Cost Averaging program or Portfolio Rebalancing program. We reserve the right to terminate the SelectBalance program at any time. If the program is terminated, but the Ibbotson ETF Allocation Series Portfolios are still available, the policyholder's allocation will remain in the Ibbotson ETF Allocation Series Portfolios Subaccounts previously elected.


DEATH BENEFITS AND OPTIONAL INSURANCE BENEFITS
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DEATH BENEFITS. While your Policy is in force, we pay the Death Benefit proceeds upon the death of the Insured. We will pay the Death Benefit proceeds to the named Beneficiary(ies) or contingent Beneficiary(ies). As described below in "Settlement Options," we pay the Death Benefit proceeds in a lump sum or under an optional payment plan.

The Death Benefit proceeds payable to the Beneficiary equal the applicable Death Benefit, less any Policy Debt and less any due and unpaid charges. The proceeds may be increased, if you have added a rider that provides an additional benefit. Riders which may impact the death benefit include the Accidental Death Benefit Rider, the Additional Insured Term Rider, the Primary Insured Term Rider, the Overloan Protection Rider, and the Accelerated Death Benefit Riders. Please see "Optional Insurance Benefits" beginning on page 25. We determine the amount of the Death Benefit proceeds as of the end of the Valuation Period during which the Insured dies. We usually pay the Death Benefit proceeds within seven days after we have received due proof of death and all other requirements we deem necessary have been satisfied. The amount of the Death Benefit is based on the Death Benefit Option you have selected, any increases or decreases in the Face Amount, and in some instances your Policy Value.


DEATH BENEFIT OPTIONS.  You may choose one of two Death Benefit Options:

  Option 1:  the Death Benefit is the greater of:  (a) the Face Amount of the
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  Policy on the date of death; or


                                 23  PROSPECTUS

  (b) the Policy Value multiplied by the applicable corridor percentage as described below, and as set forth in your Policy. Option 1 is designed to provide a specific amount of Death Benefit that generally does not vary with changes in the Policy Value. As your Policy Value increases, the Net Amount at Risk under your Policy generally decreases, unless your Policy Value is sufficiently large to require that the Death Benefit be determined using the applicable corridor percentage.

  Option 2:  the Death Benefit is the greater of:  (a) the Face Amount plus the
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  Policy Value on the date of death; or (b) the Policy Value multiplied by the applicable corridor percentage. Under Option 2, the amount of the Death Benefit generally increases to reflect increases in the Policy Value. Under this option your Policy generally involves a constant Net Amount at Risk.

Your Policy has a minimum Death Benefit. While your Policy remains in force, we guarantee that the Death Benefit will not be less than the greater of the current Face Amount of the Policy or the Policy Value multiplied by the applicable corridor percentage. We have set forth the applicable corridor percentages in the Policy. The corridor percentages are based upon the age of the Insured. The applicable corridor percentage decreases from 250% at age 40 or less to 100% at age 100 or above.

Since the cost of insurance charge is based upon the net amount at risk, it generally is less under a Policy with an Option 1 Death Benefit than one with an Option 2 Death Benefit. As a result, if the Sub-Accounts you select experience favorable investment results, your Policy Value tends to increase faster under Option 1 than under Option 2, but the total Death Benefit under Option 2 increases or decreases directly with changes in Policy Value. Thus, for a given Premium and Face Amount, you may prefer Option 1 if you are more interested in the possibility of increasing your Policy Value based upon favorable investment experience, while you may prefer Option 2 if you are seeking to increase total Death Benefits.

Example of Applicable Corridor Percentage.  The corridor percentages are set so
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as to seek to ensure that the Policies qualify for favorable federal income tax treatment. An increase in Policy Value due to favorable investment experience may increase the Death Benefit above the Face Amount, and a decrease in Policy Value due to unfavorable investment experience may decrease the Death Benefit (but not below the Face Amount). For example, if in the example below the Policy Owner paid a Net Premium of $40,000 and the Policy Value increased to $48,000 and then decreased to $34,000, the changes in Policy Value would have the following effects on the Death Benefit:

                EXAMPLES                      A           B

Face Amount                                $100,000    $100,000
Death Benefit Option                              1           1
Insured's Attained Age                           45          45
Policy Value on Date of Death              $ 48,000    $ 34,000
Applicable Corridor Percentage                  215%        215%
Death Benefit                              $103,200    $100,000



In Example A, the Death Benefit equals $103,200, i.e., the greater of $100,000 (the Face Amount) and $103,200 (the Policy Value at the Date of Death of $48,000, multiplied by the corridor percentage of 215%). This amount, less any Policy Debt and unpaid charges, constitutes the Death Benefit proceeds that we would pay to the Beneficiary.

In Example B, the Death Benefit is $100,000, i.e., the greater of $100,000 (the Face Amount) or $73,100 (the Policy Value of $34,000 multiplied by the corridor percentage of 215%).


CHANGE TO DEATH BENEFIT OPTION. After the first Policy Year, you may change the Death Benefit Option by writing to us at the address given on the first page of this Prospectus. If you ask to change from Option 2 to Option 1, we increase the Face Amount of your Policy by the amount of the Policy Value. If you ask to change from Option 1 to Option 2, we decrease the Face Amount of your Policy by the amount of the Policy Value. The change takes effect on the Monthly Activity Day on or immediately following the day we receive your written request. We do not currently require you to prove insurability for a Death Benefit Option change.

You may not change the Death Benefit Option under your Policy if afterward the Face Amount remaining in force would be less than $100,000.


CHANGE TO FACE AMOUNT. You may change the Face Amount after the first Policy Year. You may request the change by writing to us at the address shown on the first page of this Prospectus. You should be aware that a change in the Face Amount changes the net amount at risk and, therefore, changes the cost of insurance charges on your Policy. The change will take effect on the Monthly Activity Day after we approve the request. We do not permit a Face Amount change if the Policy is in the Grace Period.

If you request a decrease in Face Amount, we first apply it to coverage provided by the most recent increase in Face Amount, then to the next most recent increase successively and finally to the coverage under the original application. We do not permit a decrease in the Face Amount of your Policy if afterward the Face Amount remaining in force would be less than $100,000. A decrease in the Face Amount affects the Safety Net Premium and Coverage Guarantee Rider premium, if applicable. A Face Amount decrease will not be subject to a partial withdrawal fee, even if the reduction triggers a mandatory withdrawal of funds from this Policy.


                                 24  PROSPECTUS

To apply for an increase in the Face Amount, you must submit to us a supplemental application, accompanied by satisfactory evidence that the Insured is insurable. We do not permit any increase in Face Amount after the Insured's 80th birthday. The minimum amount of a Face Amount increase is $10,000. You may not increase the Face Amount of your Policy more often than once every twelve months.

You should be aware that an increase in the Face Amount of your Policy affects the cost of insurance charges applicable to your Policy. As noted above, we deduct a larger amount of cost of insurance charges, because an increase in the Face Amount also increases the net amount at risk under your Policy. We will not approve a request for a Face Amount increase if the Net Surrender Value is too small to pay the Monthly Deduction for the Policy Month following the increase. As described in "Surrender Charge" on page 33 of this Prospectus, if you increase the Face Amount of your Policy, your maximum surrender charge also increases. Finally, increases in the Face Amount of your Policy also increase the Safety Net Premium amount. Modifying the Policy's Face Amount may have tax ramifications. For additional information, please see "Federal Taxes" on page 35.


OPTIONAL INSURANCE BENEFITS.
You may ask to add one or more riders to your Policy to provide additional optional insurance benefits. We require evidence of insurability before we issue a rider to you. We deduct the cost of any riders as part of the Monthly Deduction. Adding a Rider may also increase the Safety Net Premium amount or Coverage Guarantee Rider premium amount for your Policy. The riders we currently offer are described below. All of these riders may be added to your Policy at any time except the Primary Insured Rider, the Guaranteed Insurability Rider, the Coverage Guarantee Rider and the Overloan Protection Rider, which are only available at Policy issue. In our discretion, we may offer additional riders or stop offering a rider.

Certain restrictions apply if you add the Coverage Guarantee Rider to your policy.

   (i) You can not add both the Coverage Guarantee Rider and the Guaranteed Insurability Rider to your Policy.

   (ii) If you add the Coverage Guarantee Rider to your Policy, the total sum of the coverages available for the Additional Insured Term Rider and the Primary Insured Term Rider will be limited to less than or equal to three times the base coverage. For example, if the base policy has $100,000 of coverage, and the Coverage Guarantee Rider is added to the policy, then the total sum of the coverages available for the Additional Insured Term Rider and Primary Insured Term Rider will be limited to $300,000.

   (iii) Adding or increasing the coverage under the Additional Insured Term Rider after policy issue will terminate the Coverage Guarantee Rider.

   (iv) Changing the death benefit option on your Policy will terminate the Coverage Guarantee Rider.

All riders can be concurrently elected, other than the restrictions stated above related to the Coverage Guarantee Rider. Riders requiring an additional cost will reduce your Policy Value due to the cost of the Rider.

.. Children's Level Term Rider.

This rider provides for level term insurance on the Insured's children, as defined in the rider. We provide coverage until the earlier of the child's 25/TH/ birthday or the Insured's age 65. We pay the Death Benefit to the person designated by you. If the Insured dies while the rider is in effect, we convert the coverage on each child to paid-up term insurance that remains in force until the child reaches age 25. The rider may be exchanged for a new term policy on the earlier of each child's 25/TH/ birthday, or the Insured's age 65. We do not require evidence of insurability to exchange the rider.

.. Accidental Death Benefit Rider

Under this rider, we provide additional insurance if the Insured dies from accidental bodily injury as defined in the rider. This rider ends when one of the following occurs: (1) the Policy terminates; (2) the next Policy Anniversary after the Insured's 70/TH/ birthday; or (3) you ask to end the rider.

.. Continuation of Payment Rider.

Under this rider, we contribute a monthly amount to the Policy Value if the Insured becomes totally disabled as defined in the rider. This rider ends when one of the following occurs: (1) the Policy terminates; (2) the Insured reaches age 60; or (3) you ask to end the rider.

.. Additional Insured Term Rider.

This rider provides life insurance coverage on an Additional Insured. We pay the Face Amount of the rider to the named Beneficiary when we receive due proof that the Additional Insured died while the rider was in force. You may renew the coverage until the Additional Insured reaches age 80. Until the Additional Insured's 75/TH/ birthday, you may exchange the rider for a new Policy on the Additional Insured's life, subject to certain conditions as defined in the rider. We do not require evidence of insurability to exchange the rider.

.. Primary Insured Term Rider

This rider provides additional term life insurance coverage on the Primary Insured. You may renew this coverage until the Insured reaches age 80. Until the Insured reaches age 75, you may exchange the rider for a new Policy. In addition, after the first Policy Year and until the Insured reaches age 75, you may convert the rider to the base Policy. We do not require evidence of insurability to exchange or convert the Policy. If you


                                 25  PROSPECTUS
purchase this rider, your surrender charge is less than if you purchased a single Policy with the same Face Amount as the total coverage of your Policy and Primary Insured Term Rider. In addition, at least initially your total insurance charges are lower for a Policy/Primary Insured Term Rider combination, although they may be higher if your Policy Value increases and the net amount at risk under your Policy decreases sufficiently.

Commissions payable to sales representatives on the sale of Policies with a Primary Insured Term Rider are calculated based on the total premium payments made for the base Policy and the rider. The commissions will vary depending on the ratio of the premium for the base Policy and the rider. The same amount of premium will result in the highest commission when there is no rider, with the commission declining as the portion of the death benefit coverage allocated to the rider increases. Thus, the lowest commission amount is payable when the maximum rider is purchased.

.. Accelerated Death Benefit Rider, Terminal Illness.

This rider provides for an advance of a portion of the Death Benefit if the Insured is diagnosed with a terminal illness and satisfactory proof of the terminal illness is provided to us. A terminal illness is a medical condition of the Insured that, not withstanding medical care, will result in death within twelve months, or as otherwise provided by applicable state law. You may add this rider after your Policy is issued. There is no additional cost for this rider. The maximum accelerated death benefit you may receive is the lesser of:

  (i) 80% of the Death Benefit as of the date the first request is paid; or

  (ii) $250,000, including all other accelerated benefit amounts paid under all policies issued by us on the life of the Insured.

The Death Benefit and Policy Value of your Policy are reduced if an accelerated benefit is paid. The amount of Death Benefit that you request to accelerate is reduced by:

  (i) any due and uncollected Monthly Deductions, or unpaid required Premium if a claim occurs during a Grace Period;

  (ii) if allowed in your state, an administrative expense charge of up to $150 for each accelerated benefit request;

  (iii) pro-rata amount of any outstanding Policy Loan; and

  (iv) twelve-month actuarial discount that reflects the early payment of the accelerated benefit amount.

.. Overloan Protection Rider

If the benefit is elected under this rider, the Policy will not lapse due to Policy loans exceeding the Surrender Value. The Overloan Protection Rider converts your Policy to a paid-up policy, which cannot lapse. As a paid-up policy, no additional premiums, withdrawals or loans are permitted. No additional monthly charges are deducted from your Policy. You are permitted to repay any outstanding loans on the Policy. There is no charge for the rider unless the benefit is elected, when a one-time charge of 4.5% of the Policy Value will be deducted. The rider benefit is only available if certain conditions are met. These conditions are;

1) the Policy has been in force for at least 15 policy years;

2) the Insured has attained age 75;

3) the Death Benefit option for the Policy must be Option 1;

4) the Policy Debt is greater than the Face Amount;

5) the Policy Debt is at least 90% of the Surrender Value;

6) the sum of all partial withdrawals must be at least equal to the sum of all Premiums paid;

7) the Policy must not be a modified endowment contract (MEC) as defined by federal tax laws, and exercising the rider must not cause the Policy to become a MEC; and

8) the Policy Debt is no more than 99.9% of the Surrender Value after the overloan protection election charge has been deducted from the Policy Value.

.. Coverage Guarantee Rider

The Coverage Guarantee Rider can enable you to keep your policy in force for a specified period of time which is longer than the Safety Net Period, regardless of the performance of your Policy Value. This rider is available if the Insured is between 18 and 80 at the Issue Date, and the rider must be elected at policy issue.

The Coverage Guarantee Rider provides two possible coverage periods: Extended Coverage and Lifetime Coverage. Extended Coverage has a coverage period which extends to the later of the policy anniversary following the insured's 70th birthday, or 20 years. Lifetime Coverage has a specified period which extends to the anniversary following the insured's 121st birthday.

Both the Extended and Lifetime Coverages are in effect as long as cumulative premium requirements are met for each level of coverage. On each monthly activity date after the Issue Date, a cumulative premium test is performed for both Extended Coverage and Lifetime coverage. Total premiums paid since the Issue Date, less any partial withdrawals and policy debt, are compared to the monthly Extended and Lifetime coverage premiums, times the number of months since the Issue Date. The Lifetime Coverage monthly premiums will be greater than the Extended Coverage monthly premiums in most cases. As a result, Extended Coverage may be in effect while Lifetime coverage is not in effect because the cumulative premium requirement is lower.


                                 26  PROSPECTUS

If the Lifetime Coverage premium test is not met, it can be reinstated within an 18 month time period. In order to reinstate, total premiums paid since the Issue Date, less partial withdrawals and policy debt; must exceed the monthly Lifetime Coverage Premium times the number of months since the Issue Date. If the Lifetime Coverage monthly premium test is not met for 18 consecutive months, Lifetime Coverage will permanently expire and can not be reinstated. The Coverage Guarantee rider can still be in effect for Extended Coverage if Lifetime Coverage expires, during the Extended Coverage period.

If the Extended Coverage premium test is not met, it can be reinstated within an 18 month time period. In order to reinstate, total premiums paid since the Issue Date, less partial withdrawals and policy debt; must exceed the monthly Extended Coverage Premium times the number of months since the Issue Date. If the Extended Coverage monthly premium test is not met for 18 consecutive months, Extended Coverage will permanently expire and can not be reinstated. The Coverage Guarantee rider will expire when both the Lifetime and Extended Coverages expire. Upon expiry of the Coverage Guarantee Rider, the Safety Net Premium feature may still be in effect.

The inclusion of other riders may increase the monthly Extended Coverage and Lifetime Coverage premiums. Certain riders will not be available on a policy with the Coverage Guarantee Rider, and others will eliminate the Lifetime Coverage level. The following is a summary of restrictions:

1) The Guaranteed Insurability Option Rider is not available with the Coverage Guarantee Rider;

2) Lifetime Coverage is not available if the Policy contains the Additional Insured Term rider or the Primary Insured Term rider. Extended Coverage is available, however, subject to the conditions in #3;

3) The sum of the face amounts on the Primary Insured Term rider and all Additional Insured Term riders can not exceed three times the face amount of the base policy if the Coverage Guarantee Rider is attached to a policy;

4) An Additional Insured Term rider can not be added or increased after the Issue Date on a policy with the Coverage Guarantee Rider.

The Coverage Guarantee rider will expire on the earliest of the following events:

1) At the end of the latest coverage period available under the rider;

2) Failure to meet the cumulative premium requirements for both Lifetime Coverage and Extended Coverage;

3) The date the Policy terminates;

4) Upon your written request;

5) Violation of any investment rules or restrictions in place at the Issue Date (currently, there are no investment restrictions);

6) An elective face amount increase on the policy

7) A death benefit option change

8) Adding the Additional Insured Term rider after the policy issue date.

.. Guaranteed Insurability Rider

This rider provides the option to increase the face amount of the policy on the policy anniversaries following the attainment of ages 25, 28, 31, 34, 37 and 40 without proof of insurability. Unscheduled increases are allowed in lieu of the attained age increase options at the following life events: birth, marriage and adoption. Election of an unscheduled increase due to life event results in forfeiting the next scheduled increase. The option to increase the face amount as of any particular option date will, if not exercised, expire at the end of the period during which such option was available. This rider is available to insureds 38 years old and younger.


POLICY LOANS
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GENERAL. While the Policy is in force, you may borrow money from us using the Policy as the only security for your loan. Loans have priority over the claims of any assignee or any other person. The maximum amount available for Policy Loans is 90% of the Surrender Value of your Policy at the end of the Valuation Period in which we receive your loan request so long as the Net Surrender Value after the loan is taken is sufficient to cover the most recent total monthly deduction times 3. Outstanding Policy Loans and loan interest reduce the amount you may request. Taking a loan from your Policy may increase the risk that your Policy will lapse, may prevent you from satisfying the Safety Net or Coverage Guarantee Rider cumulative premium requirements, will reduce your Net Policy Value and will reduce the Death Proceeds. In addition, if you have named an irrevocable Beneficiary, you must also obtain his or her written consent before we make a Policy Loan to you.

We ordinarily disburse your loan to you within seven days after we receive your loan request at our home office. We may, however, postpone payment in the circumstances described above in "Policy Value - Postponement of Payments."

When we make a Policy Loan to you, we transfer to the Loan Account a portion of the Policy Value equal to the loan amount. We also transfer in this manner Policy Value equal to any due and unpaid loan interest. Loan amounts are transferred from the Separate Account and the Fixed Account to the Loan Account in the same


                                 27  PROSPECTUS
allocation percentages as specified for premium payments. However, we do not withdraw amounts from the Fixed Account equaling more than the total loan multiplied by the ratio of the Fixed Account to the Policy Value immediately preceding the loan. If this is the case, the transfers from the Separate Account will be increased proportionately based on the premium allocation percentages without the Fixed Account. The amounts allocated to the Loan Account are credited with interest at the Loan Credited Rate stated in your Policy.


LOAN INTEREST. Interest on Policy Loans accrues daily and is due at the end of each Policy Year. If you do not pay the interest on a Policy Loan when due, the unpaid interest becomes part of the Policy Loan and accrues interest at the same rate. In addition, we transfer the difference between the values of the Loan Account and the Policy Debt on a pro-rata basis from the Sub-Accounts and the Fixed Account to the Loan Account.

You may borrow an amount equal to your Policy Value, less all Premiums paid, as a preferred loan. The interest rate charged for preferred loans is 3.0% per year. A standard loan is the amount that may be borrowed from the sum of Premiums paid. All non-preferred loans will be treated as a standard loan. The interest rate charged for standard loans is currently 4.0% per year.

Upon expiration of the initial surrender charge period, all new and existing loans will be treated as preferred loans. The initial surrender charge period expires when the surrender charge amount becomes zero as shown on the Policy Data pages of your policy.


LOAN REPAYMENT. While the Policy remains in force, you may repay the Policy Loan in whole or in part without any penalty at any time while the Insured is living. If you have a Policy Loan outstanding, we assume that any payment we receive from you is to be applied as Premium to your Policy Value, unless you tell us to treat your payment as a loan repayment. If you designate a payment as a loan repayment or interest payments, your payment is allocated among the Sub-Accounts and the Fixed Account using the same percentages used to allocate Net Premiums. An amount equal to the payment is deducted from the Loan Account.

If the total outstanding loan(s) and loan interest exceeds the Surrender Value of your Policy, and both the Safety Net premium guarantee and Coverage Guarantee rider are not in effect, we notify you and any assignee in writing. To keep the Policy in force, we require you to pay a Premium sufficient to keep the Policy in force for at least three more months. If you do not pay us sufficient Premium within the 61-day Grace Period, your Policy lapses and terminates without value. As explained in the section entitled "Lapse and Reinstatement" below, you may subsequently reinstate the Policy by either repayment or reimbursement of any Policy Debt that was outstanding at the end of the Grace Period. If your Policy lapses while a Policy Loan is outstanding, you may owe taxes or suffer other adverse tax consequences even if you subsequently reinstate the Policy. Please consult a tax adviser for details.


PRE-EXISTING LOAN. If you have a loan with another insurance company, and you are terminating that policy to buy one from us, usually you would repay the old loan during the process of surrendering the old policy. Income taxes on the interest earned may be due. We permit you to carry this old loan over to your new Policy through a Tax Code Section 1035 tax-free exchange, up to certain limits. The use of a Section 1035 tax-free exchange may avoid any current income tax liability that would be due if the old loan was extinguished.

If you transfer a Policy Loan from another insurer as part of a Section 1035 tax-free exchange, we treat a loan of up to 20% of your Policy Value as a preferred loan. If the amount due is more than 20% of your Policy Value, we treat the excess as a standard loan. The treatment of transferred Policy Loans is illustrated in the following example

Transferred Policy Value                $190,000
Transferred Policy Loan                 $ 40,000
Surrender Value                         $150,000
20% of Policy Value                     $ 38,000
Preferred Loan                          $ 38,000
Standard Loan                           $  2,000

:

Upon expiration of the initial surrender charge period, all new and existing loans will be treated as preferred loans.


EFFECT ON POLICY VALUE. A Policy Loan, whether or not repaid, has a permanent effect on the Policy Value because the investment results of each Sub-Account and the Fixed Account apply only to the amount remaining in that account. The longer a loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the Sub-Accounts and/or Fixed Account earn more than the annual interest rate for amounts held in the Loan Account, your Policy Value does not increase as rapidly as it would if you had not taken a Policy Loan. However, if the Sub-Accounts or the Fixed Account or both earn less than that rate, then your Policy Value is greater than it would have been if you had not taken a Policy Loan. The combination of an increasing loan balance, deductions for contract charges and fees, and unfavorable investment performance may cause the Policy to lapse, triggering ordinary income taxation on the outstanding loan balance to the extent it exceeds your cost basis in the Policy. If eligible, you may be able to elect the Overloan Protection Rider, which converts the Policy to a paid-up policy, which would prevent the Policy from lapsing. (See "Overloan Protection Rider" on page 26.) Also, if you do not repay a Policy Loan, total outstanding Policy Debt is subtracted from the Death Benefit and Surrender Value otherwise payable.


                                 28  PROSPECTUS

SURRENDERS AND WITHDRAWALS
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SURRENDERS. While your Policy is in force, you may surrender the Policy. Your Policy and all riders terminate on the day we receive your written request, or the surrender effective date requested by you, whichever is later.

Upon surrender, we pay you the Net Surrender Value determined as of the day we receive your written request. The Net Surrender Value equals the Policy Value, minus the surrender charge, minus any Policy Debt. The surrender charge is described in "Charges and Deductions -- Surrender Charge" below. We pay you the Net Surrender Value of the Policy within seven days of our receiving your complete written request or on the effective surrender date you request, whichever is later. The Policy cannot be reinstated once it is surrendered. You may receive the surrender proceeds in a lump sum or under any of the settlement options described in "Settlement Options" below. We have set forth the tax consequences of surrendering the Policy in "Federal Taxes" below.

The following is an example of the calculation of the Net Surrender Value for a Policy surrendered the first Policy Year:

 EXAMPLE (45-YEAR OLD NON-SMOKING MALE):
Face Account =                 $100,000
Annual Premium =               $  4,700
Policy Value =                 $  4,300
Surrender Charge =             $  2,098
Net Surrender Value =          $  2,202



PARTIAL WITHDRAWAL.  General.  While the Policy is in force after the first
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Policy Year, you may receive a portion of the Net Surrender Value by making a partial withdrawal from your Policy. The minimum partial withdrawal amount is $250. You may not withdraw an amount that would reduce the Net Surrender Value below $500 or reduce the Face Amount below $25,000. After a partial withdrawal, the Net Surrender Value must be sufficient to cover the last monthly deduction times three. We deduct a partial withdrawal service fee of $25 from the remaining Policy Value for a partial withdrawal.

We subtract the amount withdrawn from your Policy Value. You may specify how much of your partial withdrawal you wish taken from each Sub-Account or from the Fixed Account. You may not withdraw from the Fixed Account more than the total withdrawal amount times the ratio of the Fixed Account to your total Policy Value immediately before the withdrawal.

You must request the partial withdrawal in writing. Your request is effective on the date received. Before we pay any partial withdrawal, you must provide us with a completed withholding form.

Effect on Face Amount.  If you have selected Death Benefit Option 1, a partial
----------------------
withdrawal reduces the Face Amount of your Policy as well as the Policy Value.
 We reduce the Face Amount by the amount of the partial withdrawal. The Face Amount after a partial withdrawal may not be less than $25,000. If you have previously increased the Face Amount of your Policy, your partial withdrawals first reduce the Face Amount of the most recent increase, then the most recent increases successively, then the coverage under the original Policy.

Under Option 2, a reduction in Policy Value as a result of a partial withdrawal typically results in a dollar for dollar reduction in the Death Benefit proceeds payable under the Policy.

The following are examples of calculations as discussed above:

   EXAMPLE (45-YEAR OLD NON-SMOKING MALE):
           DEATH BENEFIT OPTION 1
PRIOR TO PARTIAL WITHDRAWAL
Policy Value                      $  8,600
Net Cash Surrender Value          $  6,649
Face Amount                       $100,000
Death Benefit                     $100,000
Partial Withdrawal                $  1,000
AFTER PARTIAL WITHDRAWAL
Policy Value                      $  7,575
Net Cash Surrender Value          $  5,624
Face Amount                       $ 99,000
Death Benefit                     $ 99,000


   EXAMPLE (45-YEAR OLD NON-SMOKING MALE):
           DEATH BENEFIT OPTION 2
PRIOR TO PARTIAL WITHDRAWAL
Policy Value                      $  8,600
Net Cash Surrender Value          $  6,649
Face Amount                       $100,000
Death Benefit                     $108,600
Partial Withdrawal                $  1,000
AFTER PARTIAL WITHDRAWAL
Policy Value                      $  7,575
Net Cash Surrender Value          $  5,624
Face Amount                       $100,000
Death Benefit                     $107,575


    EXAMPLE (45-YEAR OLD NON-SMOKING MALE):
             DEATH BENEFIT OPTION 1
Initial Face Amount                  $100,000
Increase in Year 2 Face Amount       $200,000
Total Policy Year 3 Face
Amount                               $300,000
PRIOR TO PARTIAL WITHDRAWAL
Policy Value                         $ 12,700
Net Cash Surrender Value             $  7,148
Death Benefit                        $300,000
Partial Withdrawal                   $  1,000
AFTER PARTIAL WITHDRAWAL
Policy Value                         $ 11,675
Net Cash Surrender Value             $  6,123
Initial Face Amount                  $100,000
Increase Face Amount                 $199,000
Total Face Amount                    $299,000
Death Benefit                        $299,000




                                 29  PROSPECTUS

Effect on Rider Benefits. A partial withdrawal will decrease cumulative premiums
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paid into your Policy and as a result may impact the Coverage Guarantee Rider. Riders do not impact the ability to take partial withdrawals.

Tax Consequences.  The tax consequences of partial withdrawals are discussed in
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"Federal Taxes" below.


SETTLEMENT OPTIONS
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We pay the surrender proceeds or Death Benefit proceeds under the Policy in a lump sum or under one of the Settlement Options that we then offer. You may request a Settlement Option by notifying us in writing at the address given on the first page of this Prospectus. We transfer to our Fixed Account any amount placed under a Settlement Option, which will not be affected thereafter by the investment performance of the Separate Account. We do not permit surrenders or partial withdrawals after payment under a settlement option commences.

The amount applied to a Settlement Option must include at least $5,000 of Policy Value and result in installment payments of not less than $50. When the proceeds are payable, we inform you concerning the rate of interest we credit to funds left with us. We guarantee that the rate of interest will be at least 2%.
 We may pay interest in excess of the guaranteed rate.

We currently offer the two Settlement Options described below:

  Option A - Fixed Payments.  We pay a selected monthly income until the
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  proceeds, and any interest credits, are exhausted.

  Option B - Life Income Guaranteed Period Certain.  We pay the proceeds in a
  -------------------------------------------------
  monthly income for as long as the payee lives, or you may also select a guarantee period of between five and twenty years. If a guarantee period is selected, we make monthly payments at least until the payee dies. If the payee dies before the end of the guarantee period, we continue payments to a successor payee until the end of the guarantee period. If no guarantee period is selected or if the payee dies after the end of the guarantee period, we stop payments when the payee dies. It is possible for the payee to receive only one payment under this option, if the payee dies before the second payment is due and you did not choose a guarantee period. This Settlement Option is not available if settlement is to a non-natural Owner or non-natural Beneficiary.

In addition, we may agree to other Settlement Option plans. Write or call us to obtain information about them.

You may request that the proceeds of the Policy be paid under a Settlement Option by submitting a request to us in writing before the death of the Insured.
 If at the time of the Insured's death, no Settlement Option is in effect, the Beneficiary may choose a Settlement Option after the Death Benefit is payable and before it is paid. If you change the Beneficiary, the existing choice of Settlement Option becomes invalid and you may either notify us that you wish to continue the pre-existing choice of Settlement Option or select a new one.


MATURITY
--------------------------------------------------------------------------------

The Policies have no Maturity Date. Your Policy will continue after the Insured reaches age 121 as long as Net Surrender Value is sufficient to cover Monthly Deductions. Following the Insured's 121st birthday, we will waive any cost of insurance charge, administrative expense charge, mortality and expense risk charge, or policy fee.


LAPSE AND REINSTATEMENT
--------------------------------------------------------------------------------


LAPSE AND GRACE PERIOD. If the Net Surrender Value is less than the Monthly Deduction due on a Monthly Activity Day and the Safety Net Premium or Coverage Guarantee Rider is not in effect, your Policy may lapse. We give you a 61-day Grace Period in which to pay an adequate amount of additional Premium to keep the Policy in force after the end of the Grace Period. Additional premium may be paid during the Grace Period to assure the Safety Net Premium guarantee and Coverage Guarantee Rider (if in force).

At least 61 days before the end of the Grace Period, we send you a notice informing you of the amount to be paid by you before the end of the Grace Period to prevent your Policy from terminating. The amount shown in the notice will be the lesser of the amount needed to reinstate


                                 30  PROSPECTUS
the Safety Net Premium guarantee, the Coverage Guarantee Rider (if applicable), or the amount sufficient to cover the Monthly Deduction(s) due and unpaid. You may pay additional Premium if you wish.

The Policy continues in effect through the Grace Period. If the Insured dies during the Grace Period, we pay a Death Benefit in accordance with your instructions. However, we reduce the proceeds by an amount equal to Monthly Deduction(s) due and unpaid. See "Death Benefits and Optional Insurance Benefits" on page 23. If you do not pay us the amount shown in the notice before the end of the Grace Period, your Policy ends at the end of the Grace Period.


REINSTATEMENT. If the Policy lapses, you may apply for reinstatement by paying to us the reinstatement Premium and any applicable charges required under the Policy. You must request reinstatement within five years of the date the Policy entered a Grace Period. The reinstatement Premium equals an amount sufficient to (1) cover all unpaid Monthly Deductions for the Grace Period, and (2) keep your Policy in force for three months. If a Policy Loan was outstanding at the time of your Policy's lapse, you must either repay or reinstate the loan before we reinstate your Policy. In addition, we may require you to provide evidence of insurability satisfactory to us. The Face Amount upon reinstatement cannot exceed the Face Amount of your Policy at its lapse. The Policy Value on the reinstatement date reflects the Policy Value at the time of termination of the Policy plus the Premium paid at the time of reinstatement. All Policy charges continue to be based on your original Issue Date.

The Safety Net will apply upon reinstatement if the Safety Net premium guarantee expiry date has not expired and cumulative premiums received at time of reinstatement exceed the Safety Net premium times the number of months that coverage was in force, plus three additional Safety Net premiums. The Coverage Guarantee Rider cannot be reinstated if the Policy lapses.

You cannot reinstate the Policy once it has been surrendered.


CANCELLATION RIGHTS
--------------------------------------------------------------------------------


FREE-LOOK PERIOD. You may cancel your Policy by returning it to us within thirty-one (31) days after you receive it. If you return your Policy, the Policy terminates and we are required to send you the amount of your Premiums. If you cancel your policy during this period, the greater of a) all Premiums or
b) Policy Value less any Policy Debt will be returned to you. We also reserve the right to delay allocating your Premiums to the Sub-Accounts you have selected until 31 days after the Issue Date. We will allocate Premiums received during that time to the Fixed Account.


CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------


PREMIUM EXPENSE CHARGE. Before we allocate a Premium to the Policy Value, we subtract the Premium Expense Charge. The Premium Expense Charge equals 5.25% of all Premiums in all years. This charge is intended to help us pay for: (a) actual sales expenses, which include agents' sales commissions and other sales and distribution expenses; (b) state premium taxes and other state and local premium taxes; and (c) certain Federal taxes and other expenses related to the receipt of Premiums.

 New York does not currently have a premium tax.


MONTHLY DEDUCTION. On the Issue Date and on each Monthly Activity Day, we deduct from your Policy Value a Monthly Deduction to cover certain charges and expenses in connection with the Policy. The Monthly Deduction is the sum of the following five items:

1) the Policy Fee;

2) the administrative expense charge;

3) the mortality and expense risk charge;

4) the cost of insurance charge for your Policy; and

5) the cost of additional benefits provided by riders, if any.

We allocate the mortality and expense risk charge pro rata among the Sub-Accounts in proportion to the amount of your Policy Value in each Sub-Account. We allocate the remainder of the Monthly Deduction pro rata among the Sub-Accounts and the Fixed Account, unless you specify otherwise.


POLICY FEE. The current monthly policy fee is $10.00 per month, and we guarantee that we will never raise it to more than $15.00 per month. This charge compensates us in part for administrative expenses such as salaries, postage, telephone, office equipment and periodic reports. The Policy Fee is waived after the Insured's age 121.


ADMINISTRATIVE EXPENSE CHARGE. The monthly Administrative Expense Charge applies for the first 10 Policy Years, and varies based on the Face Amount. The current monthly Administrative Expense Charge is tiered such that $0.09 per $1,000 is charged on the first $100,000 of Face Amount, and $0.03 per $1,000 is charged on the Face Amount above $100,000. The


                                 31  PROSPECTUS
guaranteed amount is the same as the current amount. This charge covers administration expenses and issuance costs. A monthly Administrative Expense Charge is determined separately for each increase in Face Amount based on the Insured's attained age at the time of the increase. The applicable charge applies for ten years from the date of the increase. If you decrease the Face Amount, the Administrative Expense Charge remains the same. The Administrative Expense Charge is waived after the Insured's age 121.


MORTALITY AND EXPENSE RISK CHARGE. For the first ten Policy Years, the current monthly mortality and expense risk charge is calculated at an annual rate of 0.55% of the net Policy Value allocated to the Sub-Accounts. Thereafter, the current annual rate is 0.15%. The guaranteed monthly mortality and expense risk charge is calculated at an annual rate of 0.70% of the net Policy Value allocated to the Sub-Accounts for the first ten years and 0.30% thereafter. The mortality and expense risk charge is not assessed against your Policy Value in the Fixed Account. This charge compensates us for the mortality and expense risks that we assume in relation to the Policies. The mortality risk assumed includes the risk that the cost of insurance charges specified in the Policy will be insufficient to meet claims. We also assume a risk that, on the Monthly Activity Day preceding the death of an Insured, the Death Benefit will exceed the amount on which the cost of insurance charges were based. The expense risk assumed is that expenses incurred in issuing and administering the Policies will exceed the administrative charges set in the Policy. The Mortality and Expense Risk Charge is waived after the Insured's age 121.


COST OF INSURANCE CHARGE. The cost of insurance is determined monthly. The cost of insurance charge is determined by multiplying the applicable current cost of insurance rate per $1,000 by the net amount risk for each Policy Month.
 The Net Amount at Risk is (a) - (b), where: (a) is the Death Benefit as of the prior Monthly Activity Day divided by 1.0032737; and (b) is the Policy Value as of the prior Monthly Activity Day. The cost of insurance rate is individualized depending on the Insured's age at issue of the Policy, Policy Year, sex, payment class and face amount, thus, the rate differs from year to year. The rates are determined by us, but they will never be more than the guaranteed rates shown in the table on Page 9 of your Policy. Please see the following example.

          Example (45-Year Old Non-Smoking Male):
          ---------------------------------------
Face Amount                                        $100,000
Death Benefit Option                                      1
Policy Value on the Current Monthly Activity Day   $ 30,000
Insured's Attained Age                                   45
Corridor Percentage                                     215%
Death Benefit                                      $100,000


On the Monthly Activity Day in this example, the Death Benefit as then computed would be $100,000, because the Face Amount ($100,000) is greater than the Policy Value multiplied by the applicable corridor percentage ($30,000 X 215% = $64,500). Since the Policy Value on that date is $30,000, the cost of insurance charges per $1000 are applied to the difference in the net amount at risk of $69,674 (($100,000/1.0032737) - $30,000).

Assume that the Policy Value in the above example was $50,000. The Death Benefit would then be $107,500 (215% X $50,000), since this is greater than the Face Amount ($100,000). The cost of insurance rates in this case would be applied to the net amount at risk of $57,149 (($107,500/1.0032737) - $50,000).

The Policy Value may vary monthly, based on the investment performance of the Sub-Accounts you have selected, the addition of interest credited to your Fixed Account (if any), the deduction of charges, and any other Policy transaction.
 Under Policies with an Option 1 Death Benefit, increases in the Policy Value generally decrease the net amount at risk; conversely, decreases in the Policy Value increase the net amount at risk. Since the cost of insurance charge is based on the net amount at risk, your cost of insurance charge probably will be correspondingly different each month. Under Policies with an Option 2 Death Benefit, however, the net amount at risk does not vary with changes in the Policy Value, unless your Policy's death benefit is determined under a corridor percentage. In that circumstance, increases in the Policy Value increase the net amount at risk. See "Policy Value" on page 13. Accordingly, a change in the Policy Value does not affect your monthly cost of insurance charge, unless it increases your net amount at risk.

We determine the cost of insurance charge separately for the initial Face Amount and each subsequent increase. The cost of insurance charge for increases reflects circumstances, such as the Insured's age and health status, at the time of the increase. The cost of insurance charge covers our anticipated mortality costs for standard and substandard risks. We determine the current cost of insurance rates, but we guarantee that we will never charge you a cost of insurance rate higher than the guaranteed cost of insurance rates shown in the Policy.

We base the cost of insurance rate on the sex, issue age, Policy Year and premium rating class of the Insured, and on the Face Amount. We charge a lower current cost of insurance rate for Policies with a Face Amount of $200,000 or above and further lower the current rate for Policies with a Face Amount of $1,000,000 or above. If an increase in Face Amount of your Policy would raise the total Face Amount above one of these break points, only the amount of the increase above the breakpoint is eligible for a lower current cost of insurance
rate.   Although we base the current cost of insurance rate on our expectations as to future mortality experience, that rate will never exceed a maximum cost of insurance rate


                                 32  PROSPECTUS
based on the 2001 Commissioners Standard Ordinary ("2001 CSO") Smoker and Non-Smoker Mortality Table, based on the Insured's sex, smoker status, and age.

Beginning on the Policy Anniversary following the Insured's 121st birthday, we waive all cost of insurance charges, administrative expense charges, mortality and expense risk charge, and monthly policy fees.


RIDER CHARGES. If your Policy includes one or more riders, a charge applicable to each rider you purchased is made from your Policy Value each month. The charge is to compensate us for the anticipated cost of providing these benefits and is specified on the applicable rider. The Rider Charges are summarized in the table on page 10 of this Prospectus. For a description of the optional riders, see "Optional Insurance Benefits" beginning on page 25.


SEPARATE ACCOUNT INCOME TAXES. We are not currently deducting or maintaining a provision for taxes. In the future, however, we may establish a provision for taxes if we determine, in our sole discretion, that we will incur a tax from the operation of the Separate Account. We will deduct for any taxes we incur as a result of the operation of the Separate Account, whether or not we previously made a provision for taxes and whether or not it was sufficient.


PORTFOLIO CHARGES. You indirectly bear the charges and expenses of the Portfolios whose shares are held by the Sub-Accounts to which you allocate your Policy Value. The third table in "Fee Tables" above contains a summary of current estimates of those charges and expenses. These charges and expenses are deducted from the assets of the Portfolios. For more detailed information, please refer to the Prospectuses for the appropriate Portfolios.

We receive compensation from the investment advisers or administrators of some of the Portfolios. Such compensation is consistent with the services we provide or the cost savings resulting from the arrangement and therefore may differ between Portfolios. Such compensation typically is a percentage of the Separate Account assets invested in the relevant Portfolio and generally may range up to
0.25% annually of net assets.    We receive Rule 12b-1 fees or service fees
directly from some of the Portfolios for providing certain services primarily intended to assist in the account servicing of the Portfolios' shares held by corresponding Sub-Accounts.


SURRENDER CHARGE. If you surrender your Policy, we may subtract a surrender charge from the surrender proceeds. The surrender charge equals the amount shown in the surrender charge table in your Policy, plus any additional surrender charge due to increases in the Face Amount of your Policy. The amount of the surrender charge decreases over time.

Initial Surrender Charge.  When we issue your Policy, we determine the initial
-------------------------
surrender charge. To determine the initial surrender charge, we multiply the Initial Face Amount of your Policy by a rate per thousand dollars of Face Amount. The applicable rate depends on the Insured's age at issue, sex and status as a smoker or non-smoker. For example, if the Insured is age 45 when your Policy is issued, the applicable rates per thousand are as follows:

Male Non-Smoker              $20.98
Male Smoker                  $25.30
Female Non-Smoker            $17.39
Female Smoker                $19.68
Unisex Non-Smoker            $20.26
Unisex Smoker                $24.18


Accordingly, if the Insured were a male non-smoker age 45 and the Policy's Face Amount were $100,000, the surrender charge initially would be $2,098.00.

The rates for each category are greater or lesser according to the age of the Insured when your Policy is issued. The maximum rate is $49.00 per thousand.

If you surrender your Policy after ten Policy Years have elapsed, we do not charge a surrender charge (unless you have increased the Face Amount of your Policy, as explained below). Before that time, we determine the applicable surrender charge by multiplying the initial surrender charge on your Policy by the appropriate surrender charge percentage for the Policy Year in which the surrender occurs. The applicable surrender charge percentage depends on the Insured's sex, age when your Policy was issued, status as a smoker or non-smoker, and the number of years elapsed since your Policy was issued. For example, the following surrender charge percentage rates would apply if the Insured were 45 years old when your Policy was issued:


                        MALE,    MALE,    FEMALE,    FEMALE,   UNISEX,      UNISEX,
                      NONSMOKER  SMOKER  NONSMOKER   SMOKER   NONSMOKER     SMOKER
    POLICY YEAR        AGE 45    AGE 45    AGE 45    AGE 45     AGE 45      AGE 45
    -----------        ------    ------    ------    ------     ------      ------
         1              100%      100%      100%      100%       100%        100%
         2               93%       93%       93%       93%        93%         93%
         3               87%       87%       87%       87%        87%         87%
         4               82%       82%       82%       82%        82%         82%
         5               77%       77%       77%       77%        77%         77%
         6               71%       73%       73%       73%        71%         73%
         7               59%       60%       68%       64%        59%         60%
         8               46%       46%       54%       50%        46%         46%
         9               32%       31%       38%       35%        32%         31%
         10              18%       15%       20%       19%        18%         15%
         11+              0%        0%        0%        0%         0%          0%




                                 33  PROSPECTUS

Thus, in the example given above, if the Policy were surrendered during the 7th Policy Year, the surrender charge would equal [$1,237.82 ($2,098.00 X 59%)]. A different surrender charge percentage rate might apply if the Insured is older than 45 when the Policy is issued.

Surrender Charge on Increases in Initial Face Amount.  If you increase the
-----------------------------------------------------
Initial Face Amount of your Policy, we determine an additional surrender charge amount applicable to the amount of the increase. We determine the initial amount of the additional surrender charge using the same formula and rates used in determining the initial surrender charge, except that we use the Insured's age and smoking status at the time of the increase, rather than at the time your Policy was issued.

The surrender charge on the increase also decreases over a ten Policy Year period, starting from the effective date of the increase. The schedule of surrender charge percentages applicable to the additional surrender charge is based on the Insured's age at the time of the increase. If you surrender your Policy or make a partial withdrawal, we separately calculate the surrender charge applicable to the Initial Face amount and each increase and add those amounts to determine the total surrender charge.

If you decrease the Face Amount, the applicable surrender charge remains the same.

We include in your Policy a table showing the surrender charge rates and the surrender charge percentages applicable under the Policies. For additional information concerning the rates applicable to you, please consult your agent.
 In addition, a table of the applicable rates is on file with the SEC as an exhibit to the registration statement for the Policies.

The Premium Expense Charge (in part) and the surrender charge are imposed to cover our actual sales expenses, which include agents' sales commissions and other sales and distribution expenses. We expect to recover total sales expenses of the Policies over the life of the Policies. However, the Premium Expense Charge and surrender charge paid with respect to a particular Policy may be higher or lower than the distribution expenses we incurred in connection with that Policy. To the extent distribution costs are not recovered by these charges, we may make up any shortfall from the assets of our general account, which includes funds derived from the mortality and expense charge on the Separate Account assets and the other charges imposed under the Policies.

Partial Withdrawal Service Fee. We do not assess a surrender charge for a
-------------------------------
partial withdrawal. We do, however, subtract a partial withdrawal service fee of $25 for a partial withdrawal from the remaining policy value to cover our expenses relating to the partial withdrawal.


TRANSFER FEE. We currently are not charging a transfer fee. The Policy, however, permits us to charge a transfer fee of $10 on the second and each subsequent transaction in each calendar month in which transfer(s) are effected between Sub-Account(s) and/or the Fixed Account. We will notify you if we begin to charge this fee.

We will deduct the transfer fee from the Policy Value that remains in the Sub-Account(s) or Fixed Account from which we process your transfer. If that amount is insufficient to pay the transfer fee, we will deduct the fee from the transferred amount.


GENERAL POLICY PROVISIONS
--------------------------------------------------------------------------------


BENEFICIARIES. You name the original Beneficiary(ies) and Contingent Beneficiary(ies) in the application for the Policy. You may change the Beneficiary or Contingent Beneficiary at any time, except irrevocable Beneficiaries may not be changed without their consent.

You must request a change of Beneficiary in writing. We provide a form to be completed, signed and filed with us. Your request for a change in Beneficiary or Contingent Beneficiary takes effect upon our filing of a signed and completed form, effective as of the date you signed the form. Until we receive your change instructions, we are entitled to rely on your most recent instructions in our files. Accordingly, we are not liable for making a payment to the person shown in our files as the Beneficiary or treating that person in any other respect as the Beneficiary, even if instructions that we subsequently receive from you seek to change your Beneficiaries effective as of a date before we made the payment or took the action in question.

If you name more than one Beneficiary, we divide the Death Benefit among your Beneficiaries according to your most recent written instructions. If you have not given us written instructions regarding the amount each beneficiary is to receive, we pay the Death Benefit in


                                 34  PROSPECTUS
equal shares to the Beneficiaries. If one of the Beneficiaries dies before you, we divide the Death Benefit among the surviving Beneficiaries.


ASSIGNMENT. You may assign your Policy as collateral security. You must notify us in writing if you assign the Policy. Until we receive notice from you, we are not liable for any action we may take or payments we may make that may be contrary to the terms of your assignment. We are not responsible for the validity of an assignment. Your rights and the rights of the Beneficiary may be affected by an assignment.


DIVIDENDS.  We do not pay any dividend under the Policies.


ABOUT US
--------------------------------------------------------------------------------


ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK.   Allstate Life Insurance Company
of New York is a stock life insurance company engaged in the business of writing life insurance and annuities, both individual and group. Our home office is located in Hauppauge, New York. Our administrative offices are located at 2940
S. 84th Street, Lincoln, NE 68506-4142; however, our mailing address is P.O. Box 82656, Lincoln, NE 68501-2656. Please see also "General Information and History" in the SAI.


THE SEPARATE ACCOUNT. Allstate Life of New York Variable Life Separate Account A is a segregated asset account of Allstate New York. Allstate New York owns the assets of the Separate Account, but we hold them separate from our other assets.
 To the extent that these assets are attributable to the Policy Value of the Policies offered by this Prospectus, these assets may not be used to pay any liabilities of Allstate New York other than those arising from the Policies.
 Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to the income, gains, losses or any investment experience of Allstate New York's other assets. Allstate New York is obligated to pay all amounts promised to Policy Owners under the Policies.

The Separate Account is divided into Sub-Accounts. The assets of each Sub-Account are invested in the shares of one of the Portfolios. We do not guarantee the investment performance of the Separate Account, its Sub-Accounts or the Portfolios. Values allocated to the Separate Account rise and fall with the values of shares of the Portfolios and are also reduced by Policy charges.
 We use the Separate Account to fund the Policies and our other variable universal life insurance policies. We account separately for each type of variable life insurance policy funded by the Separate Account.


FEDERAL TAXES
--------------------------------------------------------------------------------


INTRODUCTION. The following discussion is general and is not intended as tax advice. Allstate New York makes no guarantee regarding the tax treatment of any Policy or transaction involving a Policy. Federal, state, local and other tax consequences of ownership or purchase of a life insurance policy depend upon your circumstances. Our general discussion of the tax treatment of this Policy is based on our understanding of federal income tax laws as they are currently interpreted. A detailed description of all federal income tax consequences regarding the purchase of this Policy cannot be made in the Prospectus. For detailed information, you should consult with a qualified tax adviser familiar with your situation. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a qualified tax adviser.


TAXATION OF THE COMPANY AND THE SEPARATE ACCOUNT. Allstate New York is taxed as a life insurance company under Part I of Subchapter L of the Tax Code. The Separate Account is not an entity separate from Allstate New York and its operations form a part of Allstate New York. Therefore, the Separate Account is not taxed separately as a "Regulated Investment Company" under Subchapter M of the Tax Code. Investment income and realized capital gains are automatically applied to increase reserves under the Policies. Under current federal tax law, Allstate New York believes that the Separate Account investment income and realized net capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the Policies. Generally, reserves are amounts that Allstate New York is legally required to accumulate and maintain in order to meet future obligations under the Policies. Allstate New York does not anticipate that it will incur any federal income tax liability attributable to the Separate Account. Therefore, we do not intend to make provisions for any such taxes. If we are taxed on investment income or capital gains of the Separate Account, then we may impose a charge against the Separate Account in order to make provisions for any such taxes.


TAXATION OF POLICY BENEFITS. In order to qualify as a life insurance policy for federal income tax purposes, the policy must meet the definition of a life insurance policy set forth in Section 7702 of the Code. Section 7702 limits the amount of premiums that may be invested in a policy that qualifies as life insurance. The Policy is structured to meet the Section 7702 definition of a life insurance policy. This means that the Death Benefit is generally excluded from the Beneficiary's gross income under


                                 35  PROSPECTUS

Section 101(a) of the Tax Code and you are generally not taxed on increases in the Policy Value until a distribution occurs.

If the Death Benefit is not received in a lump sum and is, instead, applied under one of the settlement options, payments generally will be prorated between amounts attributable to the Death Benefit, which will generally be excludable from the Beneficiary's income, and amounts attributable to earnings on that income (occurring after the Insured's death), which will be includable in the Beneficiary's income.

If a Policy fails to qualify as life insurance under Section 7702, the Policy will not provide any of the tax advantages normally provided by life insurance.
 Allstate New York has the right to amend the Policies to comply with any future changes in the Tax Code, any regulations or rulings under the Tax Code and any other requirements imposed by the Internal Revenue Service.

If you surrender the Policy, you are subject to income tax on the portion of the distribution that exceeds the investment in the contract. The investment in the contract is the gross Premium paid for the Policy minus any amounts previously received from the Policy if such amounts were properly excluded from your gross income. If your Policy is not a Modified Endowment Contract, policy loans are not treated as taxable distributions. Interest paid on a Policy loan is generally not deductible. You are generally taxed on partial withdrawals to the extent the amount distributed exceeds the investment in the contract. In certain situations, partial withdrawals or reduction in benefits during the first fifteen years of the Policy may result in a taxable distribution before the investment in the contract is recovered even if the policy is not a Modified Endowment Contract. Withdrawals and loans from Modified Endowment Contracts are subject to less favorable tax treatment. Loans, if not repaid, and withdrawals reduce the contract's death benefit and cash value. For an additional discussion of Modified Endowment Contracts, please see "Federal Taxes - Modified Endowment Contracts" on page 37.

If you are Owner and Insured under the Policy, the Death Benefit will be included in your gross estate for federal estate tax purposes. Even if the Insured is not the Owner but retains incidents of ownership in the Policy, the Death Benefit will also be included in the Insured's gross estate. Examples of incidents of ownership include the right to:

.. change beneficiaries,

.. assign the Policy,

.. revoke an assignment,

.. pledge the Policy, or

.. obtain a Policy loan.

If you are Owner and Insured under the Policy, and you transfer all incidents of ownership in the Policy, the Death Benefit will be included in your gross estate if you die within three years from the date of the ownership transfer. State and local estate and inheritance taxes may also apply. In addition, certain transfers of the Policy or Death Benefit, either during life or at death, to individuals two or more generations below the transferor may be subject to the federal generation skipping transfer tax. This rule also applies if the transfer is to a trust for the benefit of individuals two or more generations below the transferor.

The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. If you are contemplating the use of a Policy in any of these arrangements, you should consult a qualified tax adviser regarding the tax attributes of the particular arrangement. We no longer sell life insurance contracts to corporate and self-employed tax-qualified retirement pension and profit sharing plans subject to Section 401.


EMPLOYER OWNED LIFE INSURANCE (A.K.A. "COLI"). The Pension Reform Act, enacted in 2006, includes provisions affecting the taxation of Death Benefits paid from policies owned by "Employers." Although these policies are commonly referred to as Corporate Owned Life Insurance ("COLI"), the term "Employer" includes any person or non-natural entity such as a partnership, LLC, or corporation, which is engaged in a trade or business. The term Employer also includes a person or entity related to the policyholder under the attribution rules of Tax Code sections 267(b) or 707(b)(1), and any person or entity engaged in a trade or business which is under common control with the policyholder.

Generally for contracts issued to employers after August 17, 2008, the portion of the Death Benefit in excess of the premiums or other amounts the employer paid for the policy will be treated as income unless:

.. the insured was an employee within 12 months of death;

.. proceeds are paid to the insured's beneficiary;

.. proceeds are used to buy back any equity interest owned by the insured at the time of death; or

.. the insured was a "highly compensated employee" or "highly compensated individual."

For purposes of the COLI rules, "highly compensated employees" are:

.. more than 5% owners;

.. directors; and

.. anyone else in the top 35% of employees ranked by pay.

"Highly compensated individuals" are individuals who are:


                                 36  PROSPECTUS

.. more than 10% owners;

.. one of the five highest paid officers; or

.. among the highest paid 35% of all employees.

The new COLI provision also includes notice and consent requirements, and reporting requirements.


MODIFIED ENDOWMENT CONTRACTS. A life insurance policy is treated as a "Modified Endowment Contract" under Section 7702A of the Tax Code if it meets the definition of life insurance in Section 7702, but fails the "seven-pay" test of
Section 7702A. The seven-pay test limits the amount of premiums that can be paid into the contract before the Policy will become a Modified Endowment Contract. We will not accept any Premiums that cause the Policy to become a Modified Endowment Contract unless we receive from you a written acknowledgment that the Policy will become a Modified Endowment Contract. An exchange under Section 1035 of the Tax Code of a life insurance policy that is not a Modified Endowment Contract will not cause the new policy to be a Modified Endowment Contract if no additional premiums are paid. An exchange under Section 1035 of the Code of a life insurance policy that is a Modified Endowment Contract for a new life insurance policy will always cause the new policy to be a Modified Endowment Contract.

If your Policy is not issued as a Modified Endowment Contract, it can become a Modified Endowment Contract under certain circumstances. If your Policy is materially changed at any time, your policy must be tested to determine whether it has become a Modified Endowment Contract. A material change includes certain increases in the policy's death benefit and the addition or increase of certain riders. Your Policy will be treated as though it were a new contract on the day the material change takes effect, a new seven-pay limit will be calculated, and a new seven-pay period will begin. Additionally, if the benefits provided by your Policy are reduced during the first 7 years of the policy or during a "seven-pay period", the seven-pay test will be applied as though the policy were intially issued with the reduced benefits. If the cumulative premiums paid into the Policy prior to the reduction in benefits are in excess of the seven-pay limit for the reduced benefit, then your policy will become a Modified Endowment Contract.

If a contract is classified as a Modified Endowment Contract, the Death Benefit will still qualify for the exclusion from gross income, and increases in Policy value are not subject to current taxation unless withdrawn or otherwise accessed. If you receive any amount as a Policy loan (including unpaid interest that is added to the loan balance) from a Modified Endowment Contract, or assign or pledge any part of the value of the Policy, such amount is treated as a distribution. Withdrawals and distributions made from a Modified Endowment Contract before the Insured's death are treated as taxable income first, then as recovery of the investment in the contract. The taxable portion of any distribution from a Modified Endowment Contract is subject to an additional 10% penalty tax, except as follows:

.. distributions made on or after the date on which the taxpayer attains age 59
  1/2;

.. distributions attributable to the taxpayer's becoming disabled (within the meaning of Section 72(m)(7) of the Tax Code); or

.. any distribution that is part of a series of substantially equal periodic payments (paid not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his or her beneficiary.

All Modified Endowment Contracts that are issued within any calendar year to the same owner by one company or its affiliates shall be treated as one Modified Endowment Contract in determining the taxable portion of any distributions from any of the contracts required to be aggregated.

INCOME TAX WITHHOLDING

Generally, Allstate Life Insurance Company of New York is required to withhold federal income tax at a rate of 10% from taxable distributions. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold the required 10% of the taxable amount. In certain states, if there is federal withholding, then state withholding is also mandatory. Election out of withholding is valid only if the customer provides a U.S. residence address and taxpayer identification number.


DIVERSIFICATION REQUIREMENTS. For a Policy to qualify as a variable life insurance policy for federal tax purposes, the investments in the Separate Account must be "adequately diversified" consistent with standards under Treasury Department regulations. If the investments in the Separate Account are not adequately diversified, the Policy will not be treated as a variable life insurance policy for federal income tax purposes. As a result, you will be taxed on the excess of the Policy Value over the investment in the contract.
 Although Allstate New York does not have control over the Portfolios or their investments, we expect the Portfolios to meet the diversification requirements.


OWNERSHIP TREATMENT. The IRS has stated that you will be considered the owner of Separate Account assets if you possess incidents of ownership in those assets, such as the ability to exercise investment control over the assets. At the time the diversification regulations were issued, the Treasury Department announced that the regulations do not provide guidance concerning circumstances in which investor control of the Separate Account investments may cause a policy owner to be treated as the owner of the Separate Account. The Treasury Department also stated that future guidance would be issued regarding the extent that owners could direct


                                 37  PROSPECTUS

Subaccount investments without being treated as owners of the underlying assets of the Separate Account.

Your rights under the Policy are different than those described by the IRS in private and public rulings in which it found that policy owners were not owners of separate account assets. For example, if your Policy offers more than twenty
(20) investment alternatives you have the choice to allocate premiums and policy values among a broader selection of investment alternatives than described in such rulings. You may be able to transfer among investment alternatives more frequently than in such rulings. These differences could result in your being treated as the owner of the Separate Account. If this occurs, income and gain from the Separate Account assets would be includible in your gross income. Allstate New York does not know what standards will be set forth in any regulations or rulings which the Treasury Department may issue. It is possible that future standards announced by the Treasury Department could adversely affect the tax treatment of your Policy. We reserve the right to modify the Policy as necessary to attempt to prevent you from being considered the federal tax owner of the assets of the Separate Account. However, we make no guarantee that such modification to the Policy will be successful.


DISTRIBUTION
--------------------------------------------------------------------------------

ALFS, Inc. ("ALFS"), located at 3100 Sanders Road, Northbrook, IL 60062-7154 serves as distributor of the Policies. ALFS, an affiliate of Allstate New York, is a wholly owned subsidiary of Allstate Life Insurance Company. ALFS is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority ("FINRA").

ALFS does not sell Policies directly to purchasers. ALFS enters into selling agreements with affiliated and unaffiliated broker-dealers and banks to sell the Policies through their registered representatives. The broker-dealers are registered with the SEC and are FINRA member firms. Their registered representatives are licensed as insurance agents by applicable state insurance authorities and appointed as agents of Allstate New York in order to sell the Policies. Policies also may be sold by representatives or employees of banks that may be acting as broker-dealers without separate registration under the Exchange Act, pursuant to legal and regulatory exceptions.

We will pay commissions to broker-dealers and banks that sell the Policies.
 Commissions paid vary, but we may pay up to a maximum sales commission of approximately 99% of all Premiums plus 19% of any additional Premiums in the
first ten years.   In addition, we may pay a trail commission of up to 0.70% of
Policy Value on Policies that have been in force for at least one year. Individual representatives receive a portion of compensation paid to the broker-dealer or bank with which they are associated in accordance with the broker-dealer's or bank's practices.

From time to time, we pay asset-based compensation and/or marketing allowances to banks and broker-dealers. These payments vary among individual banks and broker dealers, and the asset-based payments may be up to 0.25% of Policy Value annually. These payments are intended to contribute to the promotion and marketing of the Policies, and they vary among banks and broker-dealers. The marketing and distribution support services include but are not limited to: (1) placement of the Policies on a list of preferred or recommended products in the bank's or broker-dealer's distribution system; (2) sales promotions with regard to the Policies; (3) participation in sales conferences; and (4) helping to defray the costs of sales conferences and educational seminars for the bank or broker-dealer's registered representatives. A list of broker-dealers and banks that ALFS paid pursuant to such arrangements is provided in the Statement of Additional Information, which is available upon request. For a free copy, please write or call us at the address or telephone number listed on the front page of this prospectus, or go to the SEC's Web site (http://www.sec.gov).

To the extent permitted by FINRA rules and other applicable laws and regulations, we may pay or allow other promotional incentives or payments in the form of cash or non-cash compensation. We may not offer the arrangements to all broker-dealers and banks and the terms of the arrangement may differ among broker-dealers and banks.

Individual registered representatives, broker-dealers, banks, and branch managers within some broker-dealers and banks participating in one of these compensation arrangements may receive greater compensation for selling the contract than for selling a different contact that is not eligible for the compensation arrangement. While we take the compensation into account when establishing contract charges, any such compensation will be paid by us or ALFS and will not result in any additional charge to you. Your registered representative can provide you with more information about the compensation arrangements that apply to the sale of the contract.

Allstate New York does not pay ALFS a commission for distribution of the Policies. ALFS compensates its representatives who act as wholesalers, and their sales management personnel, for Policy sales. This compensation is based on a percentage of premium payments and/or a percentage of Policy values. The


                                 38  PROSPECTUS
underwriting agreement with ALFS provides that we will reimburse ALFS for expenses incurred in distributing the Policies, including any liability to Policy Owners arising out of services rendered or Policies issued.


LEGAL PROCEEDINGS
--------------------------------------------------------------------------------

There are no pending material legal proceedings to which the Separate Account or principal underwriter is a party. Allstate New York is engaged in routine lawsuits, which, in our management's judgment, are not of material importance to its respective total assets or material with respect to the Separate Account.


LEGAL MATTERS
--------------------------------------------------------------------------------

All matters of New York law pertaining to the Policy, including the validity of the Policy and our right to issue the Policy under New York law, have been passed upon Michael Velotta, General Counsel, Allstate New York.


FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

The financial statements of the Sub-Accounts which comprise the Separate Account, as of December 31, 2007, and for each of the periods in the two year period then ended, the financial statements of Allstate New York as of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, and the related financial statement schedules of Allstate New York and the accompanying Reports of Independent Registered Public Accounting Firm appear in the Statement of Additional Information.


                                 39  PROSPECTUS

ILLUSTRATION OF POLICY VALUES, DEATH BENEFITS, AND NET SURRENDER VALUES
--------------------------------------------------------------------------------

The following tables illustrate how the Policy Values, Net Surrender Values and Death Benefits of a Policy change with the investment experience of the Portfolios. The tables show how the Policy Values, Net Surrender Values and Death Benefits issued to an Insured of a given age and underwriting risk classification who pays the specified annual Premium would vary over time if the investment return on the assets held in the underlying Portfolio(s) was a uniform, gross, after-tax annual rate of 0%, 6% or 12%. The tables on page 41 illustrate a Policy issued to a male, age 45, $120,000 Face Amount, under a standard nonsmoker risk classification and Death Benefit Option 1.

The illustrations assume an annual payment of $2,167.00. The Safety Net Premium (see Safety Net Premium, page 12) for the illustrated Policy is $1,136.40.
 Payment of the Safety Net Premium or more each year would guarantee Death Benefit coverage for ten years, regardless of investment performance, assuming no loans or withdrawals are taken.

The illustration on page 41 assumes current charges and cost of insurance rates, while the illustration on page 42 assumes maximum guaranteed charges and cost of insurance rates (based on the 2001 Commissioners Standard Ordinary Mortality Table).

The amounts shown for the Death Benefit, Policy Value and Net Surrender Value reflect the fact that the net investment return of the Sub-Accounts is lower than the gross, after-tax return on the assets held in the Portfolios and charges levied against the Sub-Accounts. The values shown take into account the arithmetic average of total annual operating expenses (expenses that are deducted from Portfolio assets, which may include management fees, distribution and/or service (12b-1) fees, and other expenses) of 0.76%. Portfolio fees and expenses used in the illustrations do not reflect any expense reimbursement or fee waivers, which are terminable by the Portfolios and/or their investment advisers as described in the Prospectus under Fee Table and in the Prospectuses for the Portfolios. Also reflected is our monthly charge to the Policy Value for assuming mortality and expense risks. The current charge for the first ten Policy Years is an annual rate of 0.55% of the average net assets of the Sub-Accounts, and a charge of 0.15% of average daily net assets thereafter. The illustrations also reflect the deduction from Premiums for a premium expense charge of 5.25%, the monthly policy fee of $10.00 for the current illustrations and $15.00 for the guaranteed illustrations, and the monthly administrative expense fee of $9.00. The monthly policy fee currently is $10.00 and is guaranteed not to exceed $15.00 per month. The amount of the administrative expense fee will vary with Policy Face Amount. After deduction of average fund expenses, the illustrated gross annual investment rates of return of 0%, 6%, and 12%, "Assuming Current Costs" correspond to approximate net annual rates of -0.76%, 5.24%, and 11.24%, respectively. The illustrated gross annual investment rates of return of 0%, 6%, and 12%, "Assuming Guaranteed Costs" correspond to approximate net annual rates of return of -0.76%, 5.24%, and 11.24%, respectively.

The hypothetical values shown in the tables do not reflect any charges for Federal income taxes against the Separate Account, since we are not currently making this charge. However, this charge may be made in the future and, in that event, the gross annual investment rate of return would have to exceed 0%, 6%, and 12% by an amount sufficient to cover the tax charge in order to produce the Death Benefits, Policy Values, and Net Surrender Values illustrated (see "Federal Taxes," page 12.)

The tables illustrate the Policy Values, Net Surrender Values and Death Benefits that would result based upon the hypothetical investment rates of return if Premiums are paid as indicated, if all net Premiums are allocated to the Separate Account, and if no Policy loans are taken. The tables also assume that you have not requested an increase or decrease in the Face Amount of the Policy and that no partial surrenders or transfers have been made.

Upon request, we will provide a comparable illustration based upon the proposed Insured's actual age, sex and underwriting classification, the Face Amount, Death Benefit option, the proposed amount and frequency of Premiums paid and any available riders requested.


                                 40  PROSPECTUS

                  ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

                           HYPOTHETICAL ILLUSTRATIONS


               Male Issue Age  45
Face Amount $120,000      Standard Nonsmoker Class
$2,250 Annual Premium     Death Benefit Option:  1


                 CURRENT COST OF INSURANCE RATES
                          DEATH BENEFIT
 ASSUMING HYPOTHETICAL GROSS AND NET ANNUAL INVESTMENT RETURN OF
  POLICY YEAR        0% GROSS        6% GROSS         12% GROSS
                    -.76% NET       5.24% NET        11.24% NET
       1             120,000         120,000            120,000
       2             120,000         120,000            120,000
       3             120,000         120,000            120,000
       4             120,000         120,000            120,000
       5             120,000         120,000            120,000
       6             120,000         120,000            120,000
       7             120,000         120,000            120,000
       8             120,000         120,000            120,000
       9             120,000         120,000            120,000
       10            120,000         120,000            120,000
       15            120,000         120,000            120,000
  20 (Age 65)        120,000         120,000            135,128
  30 (Age 75)        120,000         120,000            369,642
  40 (Age 85)             **         196,230          1,051,755
  55 (Age 100)            **         422,765          4,740,829




                 POLICY VALUE                                     SURRENDER VALUE
        ASSUMING HYPOTHETICAL GROSS AND                   ASSUMING HYPOTHETICAL GROSS AND
        NET ANNUAL INVESTMENT RETURN OF                   NET ANNUAL INVESTMENT RETURN OF
 POLICY YEAR   0% GROSS   6% GROSS   12% GROSS     POLICY YEAR    0% GROSS   6% GROSS   12% GROSS
               -.76% NET  5.24% NET  11.24% NET                   -.76% NET  5.24% NET  11.24% NET
      1          1,581       1,696       1,806          1               -           -           -
      2          3,122       3,447       3,781          2             781       1,106       1,440
      3          4,626       5,263       5,949          3           2,436       3,072       3,759
      4          6,098       7,151       8,336          4           4,033       5,087       6,272
      5          7,533       9,112      10,964          5           5,595       7,174       9,025
      6          8,938      11,154      13,862          6           7,150       9,367      12,074
      7         10,315      13,284      17,065          7           8,830      11,799      15,580
      8         11,661      15,504      20,604          8          10,503      14,346      19,446
      9         12,986      17,827      24,525          9          12,181      17,021      23,719
     10         14,280      20,249      28,860         10          13,827      19,796      28,407
     15         19,881      33,733      58,617         15          19,881      33,733      58,617
 20 (Age 65)    24,928      51,336     110,761    (20 (Age 65)     24,928      51,336     110,761
 30 (Age 75)    25,948     100,927     345,460     30 (Age 75)     25,948     100,927     345,460
 40 (Age 85)        **     186,886   1,001,672     40 (Age 85)         **     186,886   1,001,672
55 (Age 100)        **     418,579   4,693,890    55 (Age 100)         **     418,579   4,693,890



Assumes the Premium shown is paid at the beginning of each Policy Year. Values would differ if Premiums are paid with a different frequency or in different amounts. Assumes that no Policy loans or withdrawals have been made. An * indicates lapse in the absence of additional Premium.

The hypothetical investment rates of return show above and elsewhere in the SAI and the Prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual investment


                                 41  PROSPECTUS
   rates of return may be more less than those shown and will depend on a number of factors, including the investment allocations by the Policy Owner and the Portfolios' rates of return. The Death Benefit, Policy Value and Surrender Value for the Policy would differ from those shown if the actual investment rates of return averaged the rates shown above over a period of years but fluctuated above or below those averages for individual Policy Years. No representation can be made by Allstate New York or any Portfolio that this assumed investment rate of return can be achieved for any one year or sustained over a period of time.

                  ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

                           HYPOTHETICAL ILLUSTRATIONS


               Male Issue Age  45
Face Amount $120,000      Standard Nonsmoker Class
$2,250 Annual Premium     Death Benefit Option:  1


               GUARANTEED COST OF INSURANCE RATES
                          DEATH BENEFIT
 ASSUMING HYPOTHETICAL GROSS AND NET ANNUAL INVESTMENT RETURN OF
  POLICY YEAR        0% GROSS        6% GROSS         12% GROSS
                    -.76% NET       5.24% NET        11.24% NET
       1             120,000         120,000            120,000
       2             120,000         120,000            120,000
       3             120,000         120,000            120,000
       4             120,000         120,000            120,000
       5             120,000         120,000            120,000
       6             120,000         120,000            120,000
       7             120,000         120,000            120,000
       8             120,000         120,000            120,000
       9             120,000         120,000            120,000
       10            120,000         120,000            120,000
       15            120,000         120,000            120,000
  20 (Age 65)        120,000         120,000            121,725
  30 (Age 75)        120,000         120,000            327,229
  40 (Age 85)             **         141,878            910,444
  55 (Age 100)            **         302,187          3,915,970




                 POLICY VALUE                                     SURRENDER VALUE
        ASSUMING HYPOTHETICAL GROSS AND                   ASSUMING HYPOTHETICAL GROSS AND
        NET ANNUAL INVESTMENT RETURN OF                   NET ANNUAL INVESTMENT RETURN OF
 POLICY YEAR   0% GROSS   6% GROSS   12% GROSS     POLICY YEAR    0% GROSS   6% GROSS   12% GROSS
               -.76% NET  5.24% NET  11.24% NET                   -.76% NET  5.24% NET  11.24% NET
      1          1,518       1,631       1,740          1               -           -           -
      2          2,996       3,312       3,638          2             655         971       1,297
      3          4,435       5,052       5,718          3           2,244       2,862       3,528
      4          5,840       6,858       8,004          4           3,775       4,794       5,940
      5          7,207       8,730      10,516          5           5,269       6,791       8,577
      6          8,532      10,664      13,271          6           6,744       8,876      11,483
      7          9,807      12,657      16,290          7           8,322      11,172      14,804
      8         11,027      14,707      19,595          8           9,868      13,548      18,437
      9         12,186      16,810      23,216          9          11,380      16,004      22,411
     10         13,273      18,959      27,178         10          12,820      18,506      26,725
     15         17,322      30,272      53,746         15          17,322      30,272      53,746
 20 (Age 65)    19,694      43,929      99,774    (20 (Age 65)     19,694      43,929      99,774
 30 (Age 75)    10,553      77,597     305,822     30 (Age 75)     10,553      77,597     305,822
 40 (Age 85)        **     135,122     867,089     40 (Age 85)         **     135,122     867,089
55 (Age 100)        **     299,195   3,877,198    55 (Age 100)         **     299,195   3,877,198





                                 42  PROSPECTUS

Assumes the Premium shown is paid at the beginning of each Policy Year. Values would differ if Premiums are paid with a different frequency or in different amounts.

Assumes that no Policy loans or withdrawals have been made. An * indicates lapse in the absence of additional Premium.

The hypothetical investment rates of return show above and elsewhere in the SAI and the Prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual investment rates of return may be more less than those shown and will depend on a number of factors, including the investment allocations by the Policy Owner and the Portfolios' rates of return. The Death Benefit, Policy Value and Surrender Value for the Policy would differ from those shown if the actual investment rates of return averaged the rates shown above over a period of years but fluctuated above or below those averages for individual Policy Years. No representation can be made by Allstate New York or any Portfolio that this assumed investment rate of return can be achieved for any one year or sustained over a period of time.


                                 43  PROSPECTUS

GLOSSARY OF SPECIAL TERMS
--------------------------------------------------------------------------------

Please refer to this list for the meaning of the following terms:

ACCUMULATION UNIT - An accounting unit of measurement, which we use to calculate the value of a Sub-Account.

AGE - The Insured's age at his or her last birthday.

ATTAINED AGE - The Insured's age at the last Policy Anniversary.

BENEFICIARY(IES) - The person(s) named by you to receive the Death Benefit under the Policy. You name the original Beneficiary(ies) and Contingent
Beneficiary(ies) in the application for the Policy. You may change the Beneficiary or Contingent Beneficiary at any time, except irrevocable Beneficiaries may not be changed without their consent.

COMPANY - Allstate Life Insurance Company of New York, sometimes referred to as "Allstate New York."

DEATH BENEFIT - The amount payable to the Beneficiary under the Policy upon the death of the Insured, before payment of any unpaid Policy Debt or Policy Charges.

FACE AMOUNT - The initial amount of insurance under your Policy, adjusted for any changes in accordance with the terms of your Policy.

FIXED ACCOUNT - The portion of the Policy Value allocated to our general account.

GRACE PERIOD - A 61-day period during which the Policy remains in force so as to permit you to pay sufficient additional Premium to keep the Policy from lapsing.

INSURED - The person whose life is covered by your Policy.

ISSUE DATE - The date on which the Policy is issued, which shall be used to determine Policy Anniversaries, Policy Years and Policy Months.

LOAN ACCOUNT - An account established for amounts transferred from the Sub-Accounts and the Fixed Account as security for outstanding Policy loans.

MATURITY DATE - The Policy does not have a Maturity Date.

MONTHLY ACTIVITY DAY - The same day in each month as the Issue Date. If a month does not have that day, the deduction will be made as of the last day of the month. The day of the month on which Monthly Deductions are taken from your Policy Value.

MONTHLY AUTOMATIC PAYMENT - A method of paying a Premium each month automatically, for example by bank draft or salary deduction.

MONTHLY DEDUCTION - The amount deducted from Policy Value on each Monthly Activity Day for the policy fee, mortality and expense risk charge, administrative expense charge, cost of insurance charge, and the cost of any benefit riders.

NET DEATH BENEFIT - The Death Benefit, less any Policy Debt.

NET INVESTMENT FACTOR - An index applied to measure the net investment performance of a sub-account from one valuation date to the next. It is used to determine the policy value of a sub-account in any valuation period.

NET POLICY VALUE - The Policy Value, less any Policy Debt.

NET PREMIUM - The Premium less the Premium Expense Charge.

NET SURRENDER VALUE - The amount you would receive upon surrender of this policy, equal to the surrender value less any policy debt.

POLICY ANNIVERSARY - The same day and month as the Issue Date for each subsequent year the Policy remains in force.

POLICY DEBT - The sum of all unpaid Policy loans and accrued loan interest.

POLICY OWNER ("YOU" "YOUR") - The person(s) having the rights of ownership defined in the Policy. The Policy Owner may or may not be the same person as the Insured. If your Policy is issued pursuant to a retirement plan, your ownership rights may be modified by the plan.

POLICY VALUE - The sum of the values of your interests in the Sub-Accounts of the Separate Account, the Fixed Account and the Loan Account. The amount from which the Monthly Deductions are made and the Death Benefit is determined.

POLICY YEAR - Each twelve-month period beginning on the Issue Date and each Policy Anniversary.

PORTFOLIO(S) - The underlying funds in which the Sub-Accounts invest. Each Portfolio is an investment company registered with the SEC or a separate investment series of a registered investment company.

PREMIUM - Amounts paid to us as premium for the Policy by you or on your behalf.

SAI - Statement of Additional Information, which is attached to and incorporated by reference in this Prospectus.

SAFETY NET PREMIUM - A feature under which we guarantee that, regardless of declines in your Policy Value, your Policy does not enter the Grace Period if your total Premiums paid since the Issue Date, less any partial withdrawals and outstanding Policy loans made by you, are at least as great as the monthly Safety Net


                                 44  PROSPECTUS

Premium amount times the number of months since the Issue Date.

SEPARATE ACCOUNT - The Allstate Life of New York Variable Life Separate Account A, which is a segregated investment account of Allstate Life of New York.

SUB-ACCOUNT - A subdivision of the Separate Account, which invests wholly in shares of one of the Portfolios.

SURRENDER VALUE - The Policy Value less any applicable surrender charges.

TAX CODE - The Internal Revenue Code of 1986, as amended.

VALUATION DATE - Each day the New York Stock Exchange is open for business. We do not determine Accumulation Unit Value on days on which the New York Stock Exchange is closed for trading.

VALUATION PERIOD - The period of time over which we determine the change in the value of the Sub-Accounts in order to price Accumulation Units. Each Valuation Period begins at the close of normal trading on the New York Stock Exchange, currently 4:00 p.m. Eastern time, on each Valuation Date and ends at the close of the NYSE on the next Valuation Date.

WE, US, OUR - Our company, Allstate Life Insurance Company of New York, sometimes referred to as "Allstate New York."

YOU, YOUR - The person having the rights and privileges of ownership in the Policy.

                      WHERE YOU CAN FIND MORE INFORMATION

You can call us at 1-800-268-5619 to ask us questions, request information about the Policy, and obtain copies of the Statement of Additional Information, personalized illustrations or other documents. You also can write to us at the address given on the first page of this Prospectus.

We have filed a Statement of Additional Information ("SAI") with the Securities and Exchange Commission ("SEC"). The current SAI is dated May 1, 2008. The SAI contains additional information about the Policy and is incorporated by reference in this Prospectus. You can obtain a free copy of the SAI upon request, by writing us or calling at the number given above. You should read the SAI because you are bound by the terms contained in it.

We file reports and other information with the SEC. You may read and copy any document we file with the SEC, including the SAI, at the SEC's public reference room in Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for information on the operation of the public reference room.

Our SEC reports and other information about us are also available to the public at the SEC's web site at http:// www.sec.gov. Copies of any of the information filed with the SEC may be obtained upon payment of a duplicating fee by writing the SEC's Public Reference Section, 100 F Street NE, Room 1580, Washington, DC 20549-0102.

                  ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

                                   333-148225

                                   811-21250


                                 45  PROSPECTUS

                       STATEMENT OF ADDITIONAL INFORMATION
                       TOTALACCUMULATOR FLEXIBLE PREMIUM
                   VARIABLE ADJUSTABLE LIFE INSURANCE POLICIES



            DATE OF STATEMENT OF ADDITIONAL INFORMATION: May 1, 2008

           ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

             DEPOSITOR: ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK


   This Statement of Additional Information is not a prospectus. Please review the Prospectus, which contains information concerning the Policies described above. You may obtain a copy of the Prospectus without charge by calling us at 1-800-865-5237 or writing to us at the address immediately below. The defined terms used in this Statement of Additional Information are as defined in the
                                  Prospectus.



                   Allstate Life Insurance Company of New York
                                 P. O. Box 82565
                             Lincoln, NE 68501-2656


              The Date of this Statement of Additional Information
                   and of the related Prospectus is May 1, 2008









                                TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY...........................................
     Description of Allstate Life Insurance Company of New York...........
     State Regulation of Allstate New York................................
     Allstate Life of New York Variable Life Separate Account A...........

EXPERTS...................................................................
ADDITIONAL INFORMATION CONCERNING THE OPERATION OF YOUR
POLICY............................................
     Replacement of Modified Endowment Contracts..........................
     Computation of Policy Value..........................................
     Transfers Authorized by Telephone....................................
GENERAL POLICY PROVISIONS  ...............................................
     Statements to Policy Owners..........................................
     Limit on Right to Contest............................................
     Suicide..............................................................
     Misstatement as to Age and Sex......................................
DISTRIBUTOR...............................................................
DISTRIBUTION OF THE POLICY................................................
FINANCIAL STATEMENTS......................................................
ILLUSTRATION OF POLICY VALUES, DEATH BENEFITS, AND NET SURRENDER VALUES..


                         GENERAL INFORMATION AND HISTORY

           Description Of Allstate Life Insurance Company of New York.

Allstate Life Insurance Company of New York ("ALLSTATE NEW YORK") is the issuer of the Policy. Allstate New York is a stock life insurance company organized under the laws of the State of New York. Allstate New York was incorporated in 1967 and was known as "Financial Life Insurance Company" from 1967 to 1978. From 1978 to 1984, Allstate New York was known as "PM Life Insurance Company." Since 1984 the company has been known as "Allstate Life Insurance Company of New York.

Allstate New York is currently licensed to operate in New York and several other jurisdictions. We intend to offer the Policy only in New York. Our headquarters is located at 100 Motor Parkway, Hauppauge, NY 11788-5107. Our service center is located in Lincoln, Nebraska (mailing address: on the first page of the prospectus).

Allstate New York is a wholly owned subsidiary of Allstate Life Insurance Company ("ALLSTATE LIFE"), a stock life insurance company incorporated under the laws of the State of Illinois. Allstate Life is a wholly owned subsidiary of Allstate Insurance Company, a stock property-liability insurance company incorporated under the laws of Illinois. With the exception of the directors qualifying shares, all of the outstanding capital stock of Allstate Insurance Company is owned by The Allstate Corporation.


                     State Regulation of Allstate New York.

We are subject to the laws of New York State and regulated by the New York State Insurance Department. Every year we file an annual statement with the Insurance Department covering our operations for the previous year and our financial condition as of the end of the year. We are inspected periodically by the New York State Insurance Department to verify our contract liabilities and reserves. Our books and records are subject to review by the New York State
Insurance Department at all times. We are also subject to regulation under the insurance laws of every jurisdiction in which we operate.

           Allstate Life of New York Variable Life Separate Account A.

Allstate New York established the Allstate Life of New York Variable Life Separate Account A on December 15, 1995. The Separate Account meets the definition of a "Separate Account" under the federal securities laws and is registered with the SEC as a unit investment trust under the Investment Company Act of 1940. The SEC does not supervise the management of the Separate Account or Allstate New York. We are the custodian of the assets of the Allstate Life of New York Variable Life Separate Account A. Our principal place of business address is listed above.




                                     EXPERTS

     The financial statements and the related financial statement schedules included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.




         ADDITIONAL INFORMATION CONCERNING THE OPERATION OF YOUR POLICY

Replacement of Modified Endowment Contracts. If you replace a modified endowment contract issued by another insurer with a Policy, your Policy will also be a modified endowment contract. Our ability to determine whether a replaced Policy issued by another insurer is a modified endowment contract is based solely on the sufficiency of the Policy data we receive from the other insurer. We do not consider ourselves liable to you if that data is insufficient to accurately determine whether the replaced Policy is a modified endowment contract. You should discuss this issue with your tax adviser if it pertains to your situation. Based on the information provided to us, we will notify you as to whether you can contribute more Premiums to your Policy without causing it to become a modified endowment contract.

Computation of Policy Value. On each Valuation Date, the portion of your Policy Value in a particular Subaccount will equal:

     (1) The total value of your Accumulation Units in the Subaccount; plus

     (2) Any Net Premium received from you and allocated to the Subaccount during the current Valuation Period; plus

     (3) Any Policy Value transferred to the Subaccount during the current Valuation Period; minus

     (4) Any Policy Value transferred from the Subaccount during the current Valuation Period; minus

     (5) Any amounts withdrawn by you (plus the applicable withdrawal charge) from the Subaccount during the current Valuation Period; minus

     (6) The portion of any Monthly Deduction allocated to the Subaccount during the current Valuation Period for the Policy Month following the Monthly Deduction Day.

On each Valuation Date, the portion of your Policy Value in the Fixed Account will equal:

     (1) Any Net Premium allocated to it, plus

     (2) Any Policy Value transferred to it from the Subaccounts; plus

     (3) Interest credited to it; minus

     (4) Any Policy Value transferred out of it; minus

     (5) Any amounts withdrawn by you (plus the applicable withdrawal charge); minus

     (6) The portion of any Monthly Deduction allocated to the Fixed Account.

All Policy Values equal or exceed those required by law. Detailed explanations of methods of calculation are on file with the appropriate regulatory authorities.

Transfers Authorized by Telephone. You may make transfers by telephone. To give a third party authorization, you must first send us a completed authorization form.

         The cut off time for telephone transfer requests is 4:00 p.m. Eastern time. Calls completed before 4:00 p.m. will be effected on that day at that day's price. Calls completed after 4:00 p.m. will be effected on the next day that the NYSE and we are open for business, at that day's price.


                            GENERAL POLICY PROVISIONS

Statements to Policy Owners. We will maintain all records relating to the Separate Account and the Subaccounts. Each year we will send you a report showing information concerning your Policy transactions in the past year and the current status of your Policy. The report will include information such as the Policy Value as of the end of the current and the prior year, the current Death Benefit, Surrender Value, Policy Debt, partial withdrawals, earnings, Premiums paid, and deductions made since the last annual report. We will also include any information required by state law or regulation. If you ask us, we will send you an additional report at any time. We may charge you up to $25 for this extra report. We will tell you the current charge before we send you the report.

         In addition, we will send you the reports required by the 1940 Act. We will mail you confirmation notices or other appropriate notices of Policy transactions quarterly or more frequently if required by law. You should therefore give us prompt written notice of any address change. You should read your statements and confirmations carefully and verify their accuracy. You should contact us promptly with any questions.

Limit on Right to Contest. We may not contest the insurance coverage under the Policy after the Policy has been in force for two years while the Insured is alive. If the Policy has lapsed and been reinstated, we may not contest the reinstatement after two years from the date of the reinstatement while the Insured is alive. We may not contest any increase in the Face Amount of the Policy after the increase has been in effect for two years while the Insured is alive.

Suicide. If the Insured commits suicide within two years of the Issue Date or within two years of any increase in the Face Amount, we are not required to pay the full Death Benefit that would otherwise be payable. Instead, we will pay an amount equal to the Policy Value less any Policy Debt and the Policy will stop. If within two years of the effective date of any increase in the Face Amount the Insured commits suicide, we will pay a Death Benefit for the increase equal to the total cost of insurance charges.

Misstatement as to Age and Sex. If the age or sex of the Insured is incorrectly stated in the application, we will adjust the Death Benefit appropriately as specified in the Policy.



                                   DISTRIBUTOR

         ALFS, Inc. ("ALFS") located at 3100 Sanders Road, Northbrook, IL 60062-7154 serves as distributor of the Policies. ALFS, an affiliate of Allstate New York, is a wholly owned subsidiary of Allstate Life Insurance Company. ALFS is a registered broker dealer under the Securities and Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority.

         Allstate New York does not pay ALFS a commission for distribution of the Policies. The underwriting agreement with ALFS provides that we will reimburse ALFS for expenses incurred in distributing the Policies, including liability arising out services we provide on the Policies.


                                                                   2002     2003     2004     2005     2006     2007
                                                                 ========= ======== ======== ======== ======= =======
                                                                 ========= ======== ======== ======== ======= =======
Commission paid to ALFS that were paid to other broker-dealers      0         0        0        0       0       0
and registered representatives
Commission kept by ALFS                                             0         0        0        0       0       0
Other fees paid to ALFS for distribution services                   0         0        0        0       0       0




                           DISTRIBUTION OF THE POLICY

     Allstate New York offers the Policies on a continuous basis. The Policies are sold by registered representatives of broker-dealers who are our licensed insurance agents, either individually or through an incorporated insurance agency. Commissions paid vary, but we may pay up to a maximum sales commission of approximately 99% of all Premiums plus 19% of any additional Premiums in the first ten years. In addition, we may pay a trail commission of up to 0.70% of Policy Value on Policies that have been in force for at least one year. In addition, certain bonuses and managerial compensation may be paid. We pay all such commissions and incentives.

         Commissions payable to sales representatives for the sale of the Policy are calculated based on the total Premium payments. If you purchase a Primary Insured Rider, the commissions will vary depending on the allocation of your coverage between the base Policy and the Primary Insured Rider. The same initial Death Benefit will result in the highest commission when there is no Primary Insured Rider, with the commission declining as the portion of the Death Benefit coverage allocated to the Primary Insured Rider increases. Thus, the lowest commission amount is payable when the maximum Primary Insured Rider is purchased.


                              FINANCIAL STATEMENTS


The financial statements of the Sub-Accounts which comprise the Separate Account, as of December 31, 2007 and 2006, and for each of the periods in the two-year period then ended the financial statements of Allstate Life of New York as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007, and the related financial statement schedules of Allstate New York and the accompanying Reports of Independent Registered Public Accounting Firm appear in the pages that follow. The financial statements and schedules of Allstate New York included herein should be considered only as bearing upon the ability of Allstate New York to meet its obligations under the Policies.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDER OF
ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

We have audited the accompanying Statements of Financial Position of Allstate Life Insurance Company of New York (the "Company", an affiliate of The Allstate Corporation) as of December 31, 2007 and 2006 and the related Statements of Operations and Comprehensive Income, Shareholder's Equity, and Cash Flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedules listed in the Index at Item 15. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Allstate Life Insurance Company of New York as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 2 to the financial statements, the Company changed its method of accounting for uncertainty in income taxes and accounting for deferred acquisition costs associated with internal replacements in 2007.


/s/ Deloitte & Touche LLP
-------------------------
Chicago, Illinois
March 13, 2008

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                   ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

                                                                                        YEAR ENDED DECEMBER 31,
                                                                                   ------------------------------
(IN THOUSANDS)                                                                       2007       2006       2005
                                                                                   --------   --------   --------
REVENUES
Premiums (net of reinsurance ceded of $21,020, $20,837 and $16,046)                $ 69,124   $ 84,313   $ 68,538
Contract charges (net of reinsurance ceded of $21,158, $12,295 and $835)             59,530     63,426     66,280
Net investment income                                                               386,738    373,064    356,162
Realized capital gains and losses                                                      (831)   (22,085)    (5,192)
                                                                                   --------   --------   --------
                                                                                    514,561    498,718    485,788
                                                                                   --------   --------   --------
COSTS AND EXPENSES
Contract benefits (net of reinsurance recoveries of $16,913, $16,085 and $8,510)    181,803    190,506    183,227
Interest credited to contractholder funds (net of reinsurance recoveries of
   $13,508, $9,698 and zero)                                                        177,407    167,171    161,936
Amortization of deferred policy acquisition costs                                    53,445     31,672     41,663
Operating costs and expenses                                                         37,624     46,578     43,497
                                                                                   --------   --------   --------
                                                                                    450,279    435,927    430,323
Gain (loss) on disposition of operations                                                429    (10,694)         1
                                                                                   --------   --------   --------
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE                                     64,711     52,097     55,466
Income tax expense                                                                   22,802     17,755     20,945
                                                                                   --------   --------   --------
NET INCOME                                                                           41,909     34,342     34,521
                                                                                   --------   --------   --------
OTHER COMPREHENSIVE LOSS, AFTER TAX
Change in unrealized net capital gains and losses                                   (12,850)   (50,930)   (26,287)
                                                                                   --------   --------   --------
COMPREHENSIVE INCOME (LOSS)                                                        $ 29,059   $(16,588)  $  8,234
                                                                                   ========   ========   ========

                       See notes to financial statements.

                   ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                        STATEMENTS OF FINANCIAL POSITION

                                                                                             DECEMBER 31,
                                                                                       -----------------------
(IN THOUSANDS, EXCEPT PAR VALUE DATA)                                                     2007         2006
                                                                                       ----------   ----------
ASSETS
Investments
   Fixed income securities, at fair value (amortized cost $5,928,899 and $5,542,227)   $6,271,128   $5,887,139
   Mortgage loans                                                                         725,301      708,449
   Short-term                                                                              22,688      142,334
   Policy loans                                                                            38,509       38,168
   Other                                                                                        3        3,784
                                                                                       ----------   ----------
      Total investments                                                                 7,057,629    6,779,874
Cash                                                                                        7,356        7,090
Deferred policy acquisition costs                                                         278,664      278,625
Accrued investment income                                                                  64,514       63,843
Reinsurance recoverables                                                                  381,431      437,422
Current income taxes receivable                                                               146          862
Other assets                                                                               47,079       42,488
Separate Accounts                                                                         948,358    1,009,784
                                                                                       ----------   ----------
         TOTAL ASSETS                                                                  $8,785,177   $8,619,988
                                                                                       ==========   ==========
LIABILITIES
Reserve for life-contingent contract benefits                                          $2,016,971   $1,926,492
Contractholder funds                                                                    4,848,461    4,708,428
Deferred income taxes                                                                      39,737       47,940
Other liabilities and accrued expenses                                                    241,756      243,338
Payable to affiliates, net                                                                  8,035       30,031
Reinsurance payable to parent                                                                 987          979
Separate Accounts                                                                         948,358    1,009,784
                                                                                       ----------   ----------
         TOTAL LIABILITIES                                                              8,104,305    7,966,992
                                                                                       ----------   ----------
COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 11)
SHAREHOLDER'S EQUITY
Common stock, $25 par value, 100 thousand shares authorized, issued and outstanding         2,500        2,500
Additional capital paid-in                                                                140,000      140,000
Retained income                                                                           473,184      432,458
Accumulated other comprehensive income:
   Unrealized net capital gains and losses                                                 65,188       78,038
                                                                                       ----------   ----------
         Total accumulated other comprehensive income                                      65,188       78,038
                                                                                       ----------   ----------
         TOTAL SHAREHOLDER'S EQUITY                                                       680,872      652,996
                                                                                       ----------   ----------
         TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                                    $8,785,177   $8,619,988
                                                                                       ==========   ==========

                       See notes to financial statements.

                   ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                       STATEMENTS OF SHAREHOLDER'S EQUITY

                                                                   DECEMBER 31,
                                                         ------------------------------
(IN THOUSANDS)                                             2007       2006       2005
                                                         --------   --------   --------
COMMON STOCK                                             $  2,500   $  2,500   $  2,500
                                                         --------   --------   --------
ADDITIONAL CAPITAL PAID IN
Balance, beginning of year                                140,000    140,000    120,000
Capital contribution                                           --         --     20,000
                                                         --------   --------   --------
Balance, end of year                                      140,000    140,000    140,000
                                                         --------   --------   --------
RETAINED INCOME
Balance, beginning of year                                432,458    395,965    361,480
Net income                                                 41,909     34,342     34,521
Cumulative effect of change in accounting principle        (1,183)        --         --
Gain on recapture of reinsurance agreement with parent         --      2,151         --
Dividend-in-kind                                               --         --        (36)
                                                         --------   --------   --------
Balance, end of year                                      473,184    432,458    395,965
                                                         --------   --------   --------
ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance, beginning of year                                 78,038    128,968    155,255
Change in unrealized net capital gains and losses         (12,850)   (50,930)   (26,287)
                                                         --------   --------   --------
Balance, end of year                                       65,188     78,038    128,968
                                                         --------   --------   --------
TOTAL SHAREHOLDER'S EQUITY                               $680,872   $652,996   $667,433
                                                         ========   ========   ========

                       See notes to financial statements.

                   ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                            STATEMENTS OF CASH FLOWS

                                                                                           YEAR ENDED DECEMBER 31,
                                                                                    -----------------------------------
(IN THOUSANDS)                                                                         2007        2006          2005
                                                                                    ---------   ---------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                          $  41,909   $  34,342   $    34,521
Adjustments to reconcile net income to net cash provided by operating activities:
   Amortization and other non-cash items                                              (75,534)    (72,250)      (58,887)
   Realized capital gains and losses                                                      831      22,085         5,192
   (Gain) loss on disposition of operations                                              (429)     10,694            (1)
   Interest credited to contractholder funds                                          177,407     167,171       161,936
   Changes in:
      Reserve for life-contingent contract benefits and contractholder funds           13,877      26,648        36,533
      Deferred policy acquisition costs                                                 5,871     (31,265)      (26,542)
      Income taxes                                                                         69      (5,467)        2,591
      Other operating assets and liabilities                                          (39,455)     23,605       (15,285)
                                                                                    ---------   ---------   -----------
         Net cash provided by operating activities                                    124,546     175,563       140,058
                                                                                    ---------   ---------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales of fixed income securities                                        409,552     877,430       481,745
Investment collections
   Fixed income securities                                                            108,565     115,003       160,281
   Mortgage loans                                                                      61,128      73,110        54,795
Investment purchases
   Fixed income securities                                                           (762,846)   (954,087)   (1,086,370)
   Mortgage loans                                                                     (77,854)   (144,267)     (205,389)
Change in short-term investments, net                                                  55,621     (28,239)       29,687
Change in other investments, net                                                        2,850       3,486         2,305
Disposition of operations                                                                (243)   (389,601)           --
Change in policy loans                                                                   (341)     (1,470)       (1,750)
                                                                                    ---------   ---------   -----------
         Net cash used in investing activities                                       (203,568)   (448,635)     (564,696)
                                                                                    ---------   ---------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution                                                                       --          --        20,000
Contractholder fund deposits                                                          542,517     793,233       878,614
Contractholder fund withdrawals                                                      (463,229)   (516,889)     (478,782)
                                                                                    ---------   ---------   -----------
         Net cash provided by financing activities                                     79,288     276,344       419,832
                                                                                    ---------   ---------   -----------
NET INCREASE (DECREASE) IN CASH                                                           266       3,272        (4,806)
CASH AT BEGINNING OF YEAR                                                               7,090       3,818         8,624
                                                                                    ---------   ---------   -----------
CASH AT END OF YEAR                                                                 $   7,356   $   7,090   $     3,818
                                                                                    =========   =========   ===========

                       See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1.GENERAL

BASIS OF PRESENTATION

     The accompanying financial statements include the accounts of Allstate Life Insurance Company of New York (the "Company"), a wholly owned subsidiary of Allstate Life Insurance Company ("ALIC"), which is wholly owned by Allstate Insurance Company ("AIC"), a wholly owned subsidiary of The Allstate Corporation (the "Corporation"). These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Management has identified the Company as a single segment entity.

     To conform to the current year presentation, certain amounts in the prior years' financial statements and notes have been reclassified.

     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NATURE OF OPERATIONS

     The Company sells life insurance, retirement and investment products and voluntary accident and health insurance products to individual customers in the state of New York. The principal products are traditional, interest-sensitive and variable life insurance, voluntary accident and health insurance, and fixed annuities. The following table summarizes premiums and contract charges by product.

($ IN THOUSANDS)                         2007      2006       2005
                                      --------   --------   --------
PREMIUMS
Traditional life insurance            $ 24,997   $ 24,298   $ 26,067
Immediate annuities with life
 contingencies                          37,491     54,877     38,322
Other                                    6,636      5,138      4,149
                                      --------   --------   --------
TOTAL PREMIUMS                          69,124     84,313     68,538

CONTRACT CHARGES
Interest-sensitive life insurance       51,155     46,448     42,315
Fixed annuities                          8,375      8,851      7,237
Variable annuities                          --      8,127     16,728
                                      --------   --------   --------
TOTAL CONTRACT CHARGES                  59,530     63,426     66,280
                                      --------   --------   --------
TOTAL PREMIUMS AND CONTRACT           $128,654   $147,739   $134,818
                                      ========   ========   ========

     The Company distributes its products to individuals through multiple distribution channels, including Allstate exclusive agencies, independent agents (including master brokerage agencies and workplace enrolling agents), and financial services firms, such as broker-dealers and specialized structured settlement brokers.

     The Company monitors economic and regulatory developments that have the potential to impact its business. The ability of banks to affiliate with insurers may have a material adverse effect on all of the Company's product lines by substantially increasing the number, size and financial strength of potential competitors. The Company currently benefits from agreements with financial services entities that market and distribute its products; change in control of these non-affiliated entities could negatively impact the Company's sales. Furthermore, federal and state laws and regulations affect the taxation of insurance companies and life insurance and annuity products. Congress and various state legislatures have considered proposals that, if enacted, could impose a greater tax burden on the Company or could have an adverse impact on the tax treatment of some insurance products offered by the Company, including favorable policyholder tax treatment currently applicable to life insurance and annuities. Legislation that reduced the federal income tax rates applicable to certain dividends and capital gains realized by individuals, or other proposals, if adopted, that reduce the taxation, or permit the establishment, of certain products or investments that may compete with life insurance or annuities could have an adverse effect on the Company's financial position or ability to sell such products and could result in the surrender of some existing contracts and policies. In addition, changes in the federal estate tax laws could negatively affect the demand for the types of life insurance used in estate planning.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENTS

     Fixed income securities include bonds, commercial mortgage-backed securities, asset-backed securities, mortgage-backed securities and redeemable preferred stocks. Fixed income securities may be sold prior to their contractual maturity, are designated as available for sale and are carried at fair value. The fair value of fixed income securities is based upon observable market quotations, other market observable data or is derived from such quotations and market observable data. The fair value of privately placed fixed income securities is generally based on widely accepted pricing valuation models, which are developed internally. The valuation models use security specific information such as the credit rating of the insurer, industry sector of the issuer, maturity, estimated duration, call provisions, sinking fund requirements, coupon rate, quoted market prices of comparable securities and estimated liquidity premiums to determine security specific credit spreads. These spreads are then adjusted for illiquidity based on historical analysis and broker surveys. The difference between amortized cost and fair value, net of deferred income taxes, certain life and annuity deferred policy acquisition costs, certain deferred sales inducement costs, and certain reserves for life-contingent contract benefits, is reflected as a component of accumulated other comprehensive income. Cash received from calls, principal payments and make-whole payments is reflected as a component of proceeds from sales and cash received from maturities and pay-downs is reflected as a component of investment collections within Statement of Cash Flows.

     Reported in fixed income securities are hybrid securities which have characteristics of fixed income securities and equity securities. Many of these securities have attributes most similar to those of fixed income securities such as a stated interest rate, a mandatory redemption date or a punitive interest rate step-up feature which, in most cases would compel the issuer to redeem the security at a specified call date. Hybrid securities are carried at fair value and amounted to $224.5 million and $184.0 million at December 31, 2007 and 2006, respectively.

     Mortgage loans are carried at outstanding principal balances, net of unamortized premium or discount and valuation allowances. Valuation allowances are established for impaired loans when it is probable that contractual principal and interest will not be collected. Valuation allowances for impaired loans reduce the carrying value to the fair value of the collateral or the present value of the loan's expected future repayment cash flows discounted at the loan's original effective interest rate.

     Short-term investments are carried at cost or amortized cost that approximates fair value. Policy loans are carried at the unpaid principle balances. Other investments consist primarily of derivative financial instruments.

     In connection with Company's securities lending business activities, funds received in connection with securities repurchase agreements are invested and classified as short-term investments or fixed income securities available for sale as applicable. For the Company's securities lending business activities, the Company records an offsetting liability in other liabilities and accrued expenses for the Company's obligation to return the collateral or funds received.

     Investment income consists primarily of interest and is recognized on an accrual basis using the effective yield method. Interest income for mortgage-backed securities, commercial mortgage-backed securities and asset backed-securities is determined considering estimated principal repayments obtained from widely accepted third party data sources and internal estimates. Accrual of income is suspended for fixed income securities and mortgage loans that are in default or when the receipt of interest payments is in doubt.

     Realized capital gains and losses include gains and losses on investment dispositions, write-downs in value due to other-than-temporary declines in fair value and periodic changes in the fair value and settlements of certain derivatives including hedge ineffectiveness. Dispositions include sales, losses recognized in anticipation of dispositions and other transactions such as calls and prepayments. Realized capital gains and losses on investment dispositions are determined on a specific identification basis.

     The Company recognizes other-than-temporary impairment losses on fixed income securities and short-term investments when the decline in fair value is deemed other-than-temporary (see Note 6).

DERIVATIVE AND EMBEDDED DERIVATIVE FINANCIAL INSTRUMENTS

     Derivative financial instruments include foreign currency swaps, interest rate caps, interest rate futures, and re-investment related and equity market risk transfer reinsurance agreements with ALIC that meet the accounting definition of a derivative (see Note 5). Foreign currency swaps involve the future exchange or delivery of foreign currency on terms negotiated at the inception of the contract. Interest rate cap agreements give the holder the right to receive at a future date, the amount, if any, by which a specified market interest rate exceeds the fixed cap, applied to a notional amount. Interest rate futures are defined as commitments to buy or sell designated financial instruments based on specified prices or yields. Derivatives that are required to be separated from the host instrument and accounted for as derivative financial instruments ("subject to bifurcation") are embedded in certain variable life and annuity contracts.

     All derivatives are accounted for on a fair value basis and reported as other investments, reinsurance recoverables, other assets, other liabilities and accrued expenses or contractholder funds. Embedded derivative instruments subject to bifurcation are also accounted for on a fair value basis and are reported together with the host contracts. The change in the fair value of derivatives embedded in liabilities and subject to bifurcation is reported in contract benefits or realized capital gains and losses.

     When derivatives meet specific criteria, they may be designated as accounting hedges and accounted for as fair value, cash flow, foreign currency fair value or foreign currency cash flow hedges. The hedged item may be either all or a specific portion of a recognized asset, liability or an unrecognized firm commitment attributable to a particular risk. At the inception of the hedge, the Company formally documents the hedging relationship and risk management objective and strategy. The documentation identifies the hedging instrument, the hedged item, the nature of the risk being hedged and the methodology used to assess the effectiveness of the hedging instrument in offsetting the exposure to changes in the hedged item's fair value attributable to the hedged risk. In the case of a cash flow hedge, this documentation includes the exposure to changes in the hedged item's or transaction's variability in cash flows attributable to the hedged risk. The Company does not exclude any component of the change in fair value of the hedging instrument from the effectiveness assessment. At each reporting date, the Company confirms that the hedging instrument continues to be highly effective in offsetting the hedged risk. Ineffectiveness in fair value hedges and cash flow hedges is reported in realized capital gains and losses. There was no hedge ineffectiveness in 2007, 2006 or 2005.

     CASH FLOW HEDGES The Company designates its foreign currency swap contracts as cash flow hedges when the hedging instrument is highly effective in offsetting the exposure of variations in cash flows for the hedged risk that could affect net income. The Company's cash flow exposure may be associated with an existing asset, liability, or a forecasted transaction. Anticipated transactions must be probable of occurrence and their significant terms and specific characteristics must be identified.

     For hedging instruments used in cash flow hedges, the changes in fair value of the derivatives are reported in accumulated other comprehensive income. Amounts are reclassified to net investment income or realized capital gains and losses as the hedged or forecasted transaction affects net income. Accrued periodic settlements on derivatives used in cash flow hedges are reported in net investment income. The amount reported in accumulated other comprehensive income for a hedged transaction is limited to the lesser of the cumulative gain or loss on the derivative less the amount reclassified to net income; or the cumulative gain or loss on the derivative needed to offset the cumulative change in the expected future cash flows on the hedged transaction from inception of the hedge less the derivative gain or loss previously reclassified from accumulated other comprehensive income to net income. If the Company expects at any time that the loss reported in accumulated other comprehensive income would lead to a net loss on the combination of the hedging instrument and the hedged transaction which may not be recoverable, a loss is recognized immediately in realized capital gains and losses. If an impairment loss is recognized on an asset or an additional obligation is incurred on a liability involved in a hedge transaction, any offsetting gain in accumulated other comprehensive income is reclassified and reported together with the impairment loss or recognition of the obligation.

     TERMINATION OF HEDGE ACCOUNTING If, subsequent to entering into a hedge transaction, the derivative becomes ineffective (including if the hedged item is sold or otherwise extinguished, the occurrence of a hedged or forecasted transaction is no longer probable, or the hedged asset becomes other than temporarily impaired), the Company may terminate the derivative position. The Company may also terminate derivative instruments or redesignate them as non-hedge as a result of other events or circumstances. If the derivative financial instrument is not terminated when a fair value hedge is no longer effective, the future gains and losses recognized on the derivative are reported in realized capital gains and losses. When a fair value hedge is no longer effective, is redesignated as a non-hedge, or when the derivative has been terminated, the fair value gain or loss on the hedged asset, liability or portion thereof which has already been recognized in income while the hedge was in place and used to adjust the amortized cost for fixed income securities, the carrying value for mortgage loans or the carrying amount for the liability, is amortized over the remaining life of the hedged asset, liability or portion thereof, and reflected in net investment income or interest credited to contractholder funds beginning in the period that hedge accounting is no longer applied. If the hedged item in a fair value hedge is an asset, which has become other-than-temporarily impaired, or is a liability which an increase has been recognized for the obligation, the adjustment made to the amortized cost for fixed income securities, the carrying value for mortgage loans or the carrying amount for the liability is subject to the accounting policies applied to other-than-temporarily impaired assets.

     When a derivative financial instrument used in a cash flow hedge of an existing asset or liability is no longer effective or is terminated, the gain or loss recognized on the derivative is reclassified from accumulated other comprehensive income to net income as the hedged risk impacts net income, beginning in the period hedge accounting is no longer applied or the derivative instrument is terminated. If the derivative financial instrument is not terminated when a cash flow hedge is no longer effective, the future gains and losses recognized on the derivative are reported in realized capital gains and losses. When a derivative financial instrument used in a cash flow hedge of a forecasted transaction is terminated because the forecasted transaction is no longer probable, the gain or loss recognized on the derivative is immediately reclassified from accumulated other comprehensive income to realized capital gains and losses in the period that hedge accounting is no longer applied. If the cash flow hedge is no longer effective, the gain or loss recognized on the derivative is reclassified from accumulated other comprehensive income to net income as the remaining hedged item affects net income.

     NON-HEDGE DERIVATIVE FINANCIAL INSTRUMENTS The Company also has certain derivatives that are used in interest rate and equity price risk management strategies for which hedge accounting is not applied. These derivatives consist of interest rate caps, financial futures contracts, and re-investment related and equity market risk transfer reinsurance agreements with ALIC that meet the accounting definition of a derivative.

     Based upon the type of derivative instrument and strategy, the income statement effects of these derivatives are reported in a single line item with the results of the associated risk. Therefore, the derivatives' fair value gains and losses and accrued periodic settlements are recognized together in one of the following line items during the reporting period: realized capital gains and losses or contract benefits. Cash flows from embedded derivatives requiring bifurcation and derivatives receiving hedge accounting are reported consistently with the host contracts and hedged risks respectively within the Statements of Cash Flows. Cash flows from other derivatives are reported in cash flows from investing activities within the Statements of Cash Flows.

SECURITIES LOANED

     The Company's business activities include securities lending transactions, which are used primarily to generate net investment income. These transactions are short-term in nature, usually 30 days or less.

     The Company receives collateral for securities loaned in an amount generally equal to 102% of the fair value of securities and records the related obligations to return the collateral in other liabilities and accrued expenses. The carrying value of these obligations approximates fair value because of their relatively short-term nature. The Company monitors the market value of securities loaned on a daily basis and obtains additional collateral as necessary under the terms of the agreements to mitigate counterparty credit risk. The Company maintains the right and ability to redeem the securities loaned on short notice. Substantially all of the Company's securities loaned are placed with large brokerage firms.

RECOGNITION OF PREMIUM REVENUES AND CONTRACT CHARGES, AND RELATED BENEFITS AND INTEREST CREDITED

     Traditional life insurance products consist principally of products with fixed and guaranteed premiums and benefits, primarily term and whole life insurance products. Premiums from these products are recognized as revenue when due from policyholders. Benefits are reflected in contract benefits and recognized in relation to premiums so that profits are recognized over the life of the policy.

     Immediate annuities with life contingencies, including certain structured settlement annuities, provide insurance protection over a period that extends beyond the period during which premiums are collected. Premiums from these products are recognized as revenue when received at the inception of the contract. Benefits and expenses are recognized in relation to premiums so that profits are recognized over the life of the policy.

     Interest-sensitive life contracts, such as universal life and single premium life, are insurance contracts whose terms are not fixed and guaranteed. The terms that may be changed include premiums paid by the contractholder, interest credited to the contractholder account balance and contract charges assessed against the contractholder account balance. Premiums from these contracts are reported as contractholder fund deposits. Contract charges consist of fees assessed against the contractholder account balance for cost of insurance (mortality risk), contract administration and early surrender. These contract charges are recognized as revenues when assessed against the contractholder account balance. Contract benefits include life-contingent benefit payments in excess of the contractholder account balance.

     Contracts that do not subject the Company to significant risk arising from mortality or morbidity are referred to as investment contracts. Fixed annuities, including market value adjusted annuities and immediate annuities without life contingencies are considered investment contracts. Consideration received for such contracts is reported as contractholder fund deposits. Contract charges for investment contracts consist of fees assessed against the contractholder account balance for maintenance, administration, and surrender of the contract prior to contractually specified dates, and are recognized when assessed against the contractholder account balance.

     Interest credited to contractholder funds represents interest accrued or paid on interest-sensitive life contracts and investment contracts. Crediting rates for certain fixed annuities and interest-sensitive life contracts are adjusted periodically by the Company to reflect current market conditions subject to contractually guaranteed minimum rates. Interest credited also includes amortization of deferred sales inducement ("DSI") expenses. DSI is amortized into interest credited using the same method used to amortize deferred policy acquisition costs ("DAC").

     Contract charges for variable life and variable annuity products consist of fees assessed against the contractholder account values for contract maintenance, administration, mortality, expense and early surrender. Contract benefits incurred include guaranteed minimum death, income, withdrawal and accumulation benefits. Subsequent to our disposal of all of our variable annuity business through reinsurance agreements with Prudential in 2006 (see Note 3), the contract charges and contract benefits related thereto are reported net of reinsurance ceded.

DEFERRED POLICY ACQUISITION AND SALES INDUCEMENT COSTS

     Costs that vary with and are primarily related to acquiring life insurance and investment contracts are deferred and recorded as DAC. These costs are principally agents' and brokers' remuneration and certain underwriting costs. DSI costs, which are deferred and recorded as other assets, relate to sales inducements offered on sales to new customers, principally on annuities and primarily in the form of additional credits to the customer's account value or enhancements to interest credited for a specified period, which are in excess of the rates currently being credited to similar contracts without sales inducements. All other acquisition costs are expensed as incurred and included in operating costs and expenses on the Statements of Operations and Comprehensive Income. DAC is amortized to income and included in amortization of deferred policy acquisition costs on the Statements of Operations and Comprehensive Income. DSI is reported in other assets and amortized to income using the same methodology and assumptions as DAC and is included in interest credited to contractholder funds on the Statements of Operations and Comprehensive Income. DAC and DSI are periodically reviewed for recoverability and adjusted if necessary.

     For traditional life insurance, DAC is amortized over the premium paying period of the related policies in proportion to the estimated revenues on such business. Assumptions used in amortization of DAC and reserve calculations are established at the time the policy is issued and are generally not revised during the life of the policy. Any deviations from projected business in force resulting from actual policy terminations differing from expected levels and any estimated premium deficiencies may result in a change to the rate of amortization in the period such events occur. Generally, the amortization period for these contracts approximates the estimated lives of the policies.

     For interest-sensitive life, annuities and other investment contracts, DAC and DSI are amortized in proportion to the incidence of the total present value of gross profits, which includes both actual historical gross profits ("AGP") and estimated future gross profits ("EGP") expected to be earned over the estimated lives of the contracts. The amortization is net of interest on the prior DAC balance and uses rates established at the inception of the contracts. Actual amortization periods generally range from 15-30 years; however, incorporating estimates of customer surrender rates, partial withdrawals and deaths generally result in the majority of DAC being amortized over the surrender charge period. The rate of amortization during this term is matched to the pattern of total gross profits.

     AGP and EGP consists primarily of the following components: the excess of contract charges for the cost of insurance over mortality and other benefits; investment income and realized capital gains and losses over interest credited; and surrender and other contract charges over maintenance expenses. The principal assumptions for determining the amount of EGP are investment returns, including capital gains and losses on assets supporting contract liabilities, interest crediting rates to policyholders, the effect of any hedges used, persistency, mortality and expenses.

     Changes in the amount or timing of EGP result in adjustments to the cumulative amortization of DAC and DSI. All such adjustments are reflected in the current results of operations.

     The Company performs quarterly reviews of DAC and DSI recoverability for interest-sensitive life, annuities and other investment contracts in the aggregate using current assumptions. If a change in the amount of EGP is significant, it could result in the unamortized DAC and DSI not being recoverable, resulting in a charge which is included as a component of amortization of deferred policy acquisition costs or interest credited to contractholder funds, respectively, on the Statements of Operations and Comprehensive Income.

     Any amortization of DAC or DSI that would result from changes in unrealized gains or losses had those gains or losses actually been realized during the reporting period is recorded net of tax in other comprehensive income.

     Customers of the Company may exchange one insurance policy or investment contract for another offered by the Company, or make modifications to an existing investment or life contract issued by the Company. These transactions are identified as internal replacements for accounting purposes. Internal replacement transactions that are determined to result in replacement contracts that are substantially unchanged from the replaced contract are accounted for as continuations of the replaced contracts. Unamortized DAC and DSI related to the replaced contract continue to be deferred and amortized in connection with the replacement contract. For interest-sensitive life insurance and investment contracts, the EGP of the replacement contract is treated as revisions to the EGP of the replaced contract in the determination of amortization of DAC and DSI. For traditional life policies, any changes to unamortized DAC and benefit reserves that result from the replacement contract are treated as prospective revisions. Any costs associated with the issuance of the replacement contract are characterized as maintenance costs and expensed as incurred.

     Internal replacement transactions that are determined to result in a substantial change to the replaced contracts are accounted for as an extinguishment of the replaced contracts, and any unamortized DAC and DSI related to the replaced contracts are eliminated with a corresponding charge to the Statements of Operations and Comprehensive Income.

REINSURANCE

     In the normal course of business, the Company seeks to limit aggregate and single exposure to losses on large risks by purchasing reinsurance (see Note 9). The Company has also used reinsurance to effect the disposition of its variable annuity business (see Note 3). The amounts reported in the Statements of Financial Position as reinsurance recoverables include amounts billed to reinsurers on losses paid as well as estimates of amounts expected to be recovered from reinsurers on insurance liabilities and contractholder funds that have not yet been paid. Reinsurance recoverables on unpaid losses are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Insurance liabilities are reported gross of reinsurance recoverables. Reinsurance premiums are generally reflected in income in a manner consistent with the recognition of premiums on the reinsured contracts. Reinsurance does not extinguish the Company's primary liability under the policies written. Therefore, the Company regularly evaluates the financial condition of its reinsurers and establishes allowances for uncollectible reinsurance recoverables as appropriate.

     The Company has a reinsurance treaty with ALIC through which it cedes primarily re-investment related risk on its structured settlement annuities. The terms of the treaty meet the accounting definition of a derivative under Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities". Accordingly, the treaty is recorded in the Statement of Financial Position at fair value. Changes in the fair value of the treaty and premiums paid to ALIC are recognized in realized capital gains and losses (see Note 5).

     Prior to the Company's disposition of the variable annuity business through reinsurance with Prudential effective June 1, 2006 (see Note 3), the Company had a reinsurance treaty through which it ceded contract benefits on its guaranteed minimum accumulation benefits ("GMABs"), guaranteed minimum withdrawal benefits ("GMWBs") and certain guaranteed minimum death benefits ("GMDBs") to ALIC. The terms of the treaty met the accounting definition of a derivative under Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities". Accordingly, the treaty was recorded in the Statement of Financial Position at fair value. Changes in the fair value of the treaty were recognized in contract benefits. The reinsurance treaty was recaptured in 2006 (see Note 5).

INCOME TAXES

     The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. The principal assets and liabilities giving rise to such differences are unrealized capital gains and losses on fixed income securities, insurance reserves and DAC. A deferred tax asset valuation allowance is established when there is uncertainty that such assets would be realized.

RESERVE FOR LIFE-CONTINGENT CONTRACT BENEFITS

     The reserve for life-contingent contract benefits payable under insurance policies including traditional life insurance, life-contingent fixed annuities and voluntary health products, is computed on the basis of long-term actuarial assumptions as to future investment yields, mortality, morbidity, policy terminations and expenses (see Note 8). These assumptions, which for traditional life insurance, life-contingent fixed annuities and voluntary health products are applied using the net level premium method, include provisions for adverse deviation and generally vary by such characteristics as type of coverage, year of issue and policy duration. To the extent that unrealized gains on fixed income securities would result in a premium deficiency had those gains actually been realized, the related increase in reserves for certain immediate annuities with life contingencies is recorded net of tax as a reduction of the unrealized net capital gains included in accumulated other comprehensive income.

CONTRACTHOLDER FUNDS

     Contractholder funds represent interest-bearing liabilities arising from the sale of products, such as interest-sensitive life, fixed annuities, and variable annuity and life deposits allocated to fixed accounts. Contractholder funds are comprised primarily of deposits received and interest credited to the benefit of the contractholder less surrenders and withdrawals, mortality charges and administrative expenses (see Note 8). Contractholder funds also include reserves for secondary guarantees on variable annuities, which were reinsured to Prudential in 2006.

SEPARATE ACCOUNTS

     Separate accounts assets are carried at fair value. Separate accounts liabilities are carried at the account values, which are equal to the carrying value of the corresponding assets. The assets of the separate accounts are legally segregated and available only to settle separate account contract obligations. Separate accounts liabilities represent the contractholders' claims to the related assets. Investment income and realized capital gains and losses of the separate accounts accrue directly to the contractholders and therefore, are not included in the Company's Statements of Operations and Comprehensive Income. Deposits to, and surrenders and withdrawals from, the separate accounts are reflected in separate accounts liabilities and are not included in cash flows.

     Absent any contract provision wherein the Company provides a guarantee, variable annuity and variable life insurance contractholders bear the investment risk that the separate accounts' funds may not meet their stated investment objectives. All of the Company's variable annuity business was reinsured to Prudential in 2006.

OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS

     Commitments to extend mortgage loans and purchase private placement securities have off-balance-sheet risk because their contractual amounts are not recorded in the Company's Statements of Financial Position (see Note 7).

ADOPTED ACCOUNTING STANDARDS

STATEMENT OF POSITION 05-1, ACCOUNTING BY INSURANCE ENTERPRISES FOR DEFERRED ACQUISITION COSTS IN CONNECTION WITH MODIFICATIONS OR EXCHANGES OF INSURANCE CONTRACTS ("SOP 05-1")

     In October 2005, the American Institute of Certified Public Accountants ("AICPA") issued SOP 05-1. SOP 05-1 provides accounting guidance for DAC associated with internal replacements of insurance and investment contracts other than those already described in Statement of Financial Accounting Standard ("SFAS") No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments". SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights or coverages that occurs through the exchange of an existing contract for a new contract, or by amendment, endorsement or rider to an existing contract, or by the election of a feature or coverage within an existing contract. The Company adopted the provisions of SOP 05-1 on January 1, 2007 for internal replacements occurring in fiscal years beginning after December 15, 2006. The adoption resulted in a $1.2 million after-tax reduction to retained income to reflect the impact on EGP from the changes in accounting for certain costs associated with contract continuations that no longer qualify for deferral under SOP 05-1 and a reduction of DAC and DSI balances of $1.8 million pre-tax as of January 1, 2007.

SFAS NO. 155, ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS - AN AMENDMENT OF FASB STATEMENTS NO. 133 AND 140 ("SFAS NO. 155")

     In February 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 155, which permits the fair value remeasurement at the date of adoption of any hybrid financial instrument containing an embedded derivative that otherwise would require bifurcation under paragraph 12 or 13 of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities"("SFAS No.133"); clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133; establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or hybrid financial instruments that contain embedded derivatives requiring bifurcation; and clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. The Company adopted the provisions of SFAS No. 155 on January 1, 2007, which were effective for all financial instruments acquired, issued or subject to a remeasurement event occurring after the beginning of the first fiscal year beginning after September 15, 2006. The Company elected not to remeasure existing hybrid financial instruments that contained embedded derivatives requiring bifurcation at the date of adoption pursuant to paragraph 12 or 13 of SFAS No. 133. The adoption of SFAS No. 155 did not have a material effect on the results of operations or financial position of the Company.

FASB INTERPRETATION NO. 48, ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES- AN INTERPRETATION OF FASB STATEMENT NO. 109 AND FASB STAFF POSITION NO. FIN 48-1, DEFINITION OF SETTLEMENT IN FASB INTERPRETATION NO. 48 ("FIN 48")

     The FASB issued the interpretation in July 2006 and the staff position in May 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes". FIN 48 requires an entity to recognize the tax benefit of uncertain tax positions only when it is more likely than not, based on the position's technical merits, that the position would be sustained upon examination by the respective taxing authorities. The tax benefit is measured as the largest benefit that is more than fifty-percent likely of being realized upon final settlement with the respective taxing authorities. On January 1, 2007, the Company adopted the provisions of FIN 48, which were effective for fiscal years beginning after December 15, 2006. No cumulative effect of a change in accounting principle or adjustment to the liability for unrecognized tax benefits was recognized as a result of the adoption of FIN 48. Accordingly, the adoption of FIN 48 did not have an effect on the results of operations or financial position of the Company (see Note 12)

SECURITIES AND EXCHANGE COMMISSION ("SEC") STAFF ACCOUNTING BULLETIN NO. 108, CONSIDERING THE EFFECTS OF PRIOR YEAR MISSTATEMENTS WHEN QUANTIFYING MISSTATEMENTS IN CURRENT YEAR FINANCIAL STATEMENTS ("SAB 108")

     In September 2006, the SEC issued SAB 108 to eliminate the diversity of practice in the way misstatements are quantified for purposes of assessing their materiality in the financial statements. SAB 108 was intended to eliminate the potential build up of improper amounts on the balance sheet due to the limitations of certain methods of assessing materiality previously utilized by some reporting entities. SAB 108 establishes a single quantification framework wherein the significance determination is based on the effects of the misstatements on each of the financial statements as well as the related financial statement disclosures. On December 31, 2006, the Company adopted the provisions of SAB 108 which were effective for the first fiscal year ending after November 15, 2006. The adoption of SAB 108 did not have any effect on the results of operations or financial position of the Company.

FASB STAFF POSITION NO. FAS 115-1, THE MEANING OF OTHER-THAN-TEMPORARY IMPAIRMENT AND ITS APPLICATION TO CERTAIN INVESTMENTS ("FSP FAS 115-1")

     FSP FAS 115-1 nullifies the guidance in paragraphs 10-18 of Emerging Issues Task Force Issue 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" and references existing other-than-temporary impairment guidance. FSP FAS 115-1 clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision to sell the security has not been made, and also provides guidance on the subsequent income recognition for impaired debt securities. The Company adopted FSP FAS 115-1 as of January 1, 2006 on a prospective basis. The effects of adoption did not have a material effect on the results of operations or financial position of the Company.

SFAS NO. 154, ACCOUNTING CHANGES AND ERROR CORRECTIONS- A REPLACEMENT OF APB OPINION NO.20 AND FASB STATEMENT NO.3 ("SFAS NO. 154")

     SFAS No. 154 replaces Accounting Principles Board ("APB") Opinion No. 20, "Accounting Changes", and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements". SFAS No. 154 requires retrospective application to prior periods' financial statements for changes in accounting principle, unless determination of either the period specific effects or the cumulative effect of the change is impracticable or otherwise not required. The Company adopted SFAS No. 154 on January 1, 2006. The adoption of SFAS No.

154 did not have any effect on the results of operations or financial position of the Company.

PENDING ACCOUNTING STANDARDS

SFAS NO. 157, FAIR VALUE MEASUREMENTS ("SFAS NO. 157")

     In September 2006, the FASB issued SFAS No. 157, which redefines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. Specifically, SFAS No. 157 establishes a three-level hierarchy for fair value measurements based upon the nature of the inputs to the valuation of an asset or liability. SFAS No. 157 applies where other accounting pronouncements require or permit fair value measurements. Additional disclosures and modifications to current fair value disclosures will be required upon adoption of SFAS No. 157. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position No. 157-2, "Effective Date of FASB Statement No. 157", which permits the deferral of the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company plans to utilize the deferral for non-financial assets and liabilities. The adoption of SFAS No. 157 is not expected to have a material effect on the Company's results of operations or financial position.

SFAS NO. 159, THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES-INCLUDING AN AMENDMENT OF FASB STATEMENT NO.115 ("SFAS NO. 159")

     In February 2007, the FASB issued SFAS No. 159 which provides reporting entities an option to report selected financial assets, including investment securities designated as available for sale, and financial liabilities, including most insurance contracts, at fair value. SFAS No. 159 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement alternatives for similar types of financial assets and liabilities. The standard also requires additional information to aid financial statement users' understanding of the impact of a reporting entity's decision to use fair value on its earnings and requires entities to display, on the face of the statement of financial position, the fair value of those assets and liabilities for which the reporting entity has chosen to measure at fair value. SFAS No. 159 is effective as of the beginning of a reporting entity's first fiscal year beginning after November 15, 2007. The Company does not expect to apply the fair value option to any existing financial assets or liabilities as of January 1, 2008. Consequently, the initial adoption of SFAS No. 159 is expected to have no impact on the Company's results of operations or financial position.

SOP 07-1, CLARIFICATION OF THE SCOPE OF THE AUDIT AND ACCOUNTING GUIDE, INVESTMENT COMPANIES ("THE GUIDE") AND ACCOUNTING BY PARENT COMPANIES AND EQUITY METHOD INVESTORS FOR INVESTMENTS IN INVESTMENT COMPANIES ("SOP 07- 1")

     In June 2007, the AICPA issued SOP 07-1 which provides guidance for determining whether an entity falls within the scope of the Guide and whether investment company accounting should be retained by a parent company upon consolidation of an investment company subsidiary or by an equity method investor in an investment company. SOP 07-1 was to be effective for fiscal years beginning on or after December 15, 2007, however in February 2008, the FASB issued FASB Staff Position No. SOP 07-1, "Effective Date of AICPA Statement of Position 07-1", which amends SOP 07-1 to (1) delay indefinitely the effective date of the SOP and (2) prohibit adoption of the SOP for an entity that did not early adopt the SOP before December 15, 2007. The Company did not early adopt this standard. Consequently, the standard is expected to have no impact on the Company's results of operations or financial position.

FASB STAFF POSITION NO. 39-1, AMENDMENT OF FASB INTERPRETATION NO. 39 ("FSP FIN 39-1")

     In April 2007, the FASB issued FSP FIN 39-1, which amends FASB Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts". FSP FIN 39-1 replaces the terms "conditional contracts" and "exchange contracts" with the term "derivative instruments" and requires a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement that have been offset in the statement of financial position. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007, with early adoption permitted. The effects of applying FSP FIN 39-1 will be recorded as a change in accounting principle through retrospective application unless such application is determined to be impractical. The adoption of FSP FIN 39-1 is not expected to have a material impact on the Company's results of operations or financial position based on the current level of derivative activity.

3. DISPOSITION

     On June 1, 2006, in accordance with the terms of the definitive Master Transaction Agreement and related agreements (collectively the "Agreement") the Company, its parent ALIC, and the Corporation, completed the disposal through reinsurance of all of the Company's variable annuity business to Prudential Financial, Inc. and its subsidiary, The Prudential Insurance Company of America (collectively "Prudential"). For the Company, this disposal achieved the economic benefit of transferring to Prudential the future rights and obligations associated with this business.

     The disposal was effected through reinsurance agreements (the "Reinsurance Agreements") which include both coinsurance and modified coinsurance provisions. Coinsurance and modified coinsurance reinsurance are commonly used in the reinsurance of variable annuities because variable annuities generally include both separate account and general account liabilities. When contractholders make a variable annuity deposit, they must choose how to allocate their account balances between a selection of variable-return mutual funds that must be held in a separate account and fixed-return funds held in the Company's general account. In addition, variable annuity contracts include various benefit guarantees that are general account obligations of the Company. The Reinsurance Agreements do not extinguish the Company's primary liability under the variable annuity contracts.

     Variable annuity balances invested in variable-return mutual funds are held in separate accounts, which are legally segregated assets and available only to settle separate account contract obligations. Because the separate account assets must remain with the Company under insurance regulations, modified coinsurance is typically used when parties wish to transfer future economic benefits of such business. Under the modified coinsurance provisions, the separate account assets remain on the Company's Statements of Financial Position, but the related results of operations are fully reinsured and presented net of reinsurance on the Statements of Operations and Comprehensive Income.

     The coinsurance provisions of the Reinsurance Agreements were used to transfer the future rights and obligations related to fixed-return fund options and benefit guarantees. $440.0 million of assets supporting general account liabilities have been transferred to Prudential, net of consideration, under the coinsurance reinsurance provisions as of the transaction closing date. General account liabilities of $353.9 million and $415.7 million as of December 31, 2007 and 2006, respectively, however, remain on the Statements of Financial Position with a corresponding reinsurance recoverable.

     For purposes of presentation in the Statements of Cash Flows, the Company treated the reinsurance of its variable annuity business to Prudential as a disposition of operations, consistent with the substance of the transaction which was the disposition of a block of business accomplished through reinsurance. Accordingly, the net consideration transferred to Prudential of $388.4 million (computed as $440.0 million of general account insurance liabilities transferred to Prudential on the closing date less consideration of $51.6 million) and the costs of executing the transaction of $1.2 million, pre-tax, were classified as a disposition of operations in the cash flows from investing activities section of the Statements of Cash Flows.

     Under the Agreement, the Company, ALIC and the Corporation have indemnified Prudential for certain pre-closing contingent liabilities (including extra-contractual liabilities of the Company and ALIC and liabilities specifically excluded from the transaction) that the Company and ALIC have agreed to retain. In addition, the Company, ALIC and the Corporation will each indemnify Prudential for certain post-closing liabilities that may arise from the acts of the Company and ALIC, and their agents, including in connection with the Company's and ALIC's provision of transition services. The Reinsurance Agreements contain no limits or indemnifications with regard to insurance risk transfer, and transferred all of the future risks and responsibilities for performance on the underlying variable annuity contracts to Prudential, including those related to benefit guarantees, in accordance with the provisions of SFAS No. 113 "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts".

     The terms of the Agreement give Prudential the right to be the exclusive provider of its variable annuity products through the Allstate proprietary agency force for three years and a non-exclusive preferred provider for the following two years. During a transition period, the Company and ALIC will continue to issue new variable annuity contracts, accept additional deposits on existing business from existing contractholders on behalf of Prudential and, for a period of twenty-four months or less from the effective date of the transaction, service the reinsured business while Prudential prepares for the migration of the business onto its servicing platform.

     Pursuant to the Agreement, the Consideration was $51.6 Million. The disposal resulted in a reinsurance loss of $9.3 million, pretax. This reinsurance loss and other transactional expenses incurred were included as a component of loss on disposition of operations on the statements of operations and comprehensive income and amounted to $10.7 million, pretax ($7.0 million, after-tax) during 2006. DAC and DSI were reduced by $79.7 million and $6.2 million, respectively, as of the effective date of the transaction for balances related to the variable annuity business subject to the Reinsurance Agreements.

     The separate account balances related to the modified coinsurance reinsurance were $944.2 million and $1.01 billion as of December 31, 2007 and 2006, respectively. Separate account balances totaling approximately $4.1 million and $2.7 million at December 31, 2007 and 2006, respectively, related to the variable life business retained by the Company. In the five months of 2006 prior to its disposition, the Company's variable annuity business generated approximately $7.5 million in contract charges, and $16.7 million in 2005.

4. SUPPLEMENTAL CASH FLOW INFORMATION

     Non-cash investment exchanges and modifications, which reflect refinancings of fixed income securities, totaled $162 thousand, $5.8 million and $4.5 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     Liabilities for collateral received in conjunction with the Company's securities lending business activities were $198.1 million, $199.5 million and $149.5 million at December 31, 2007, 2006 and 2005, respectively, and are reported as a component of other liabilities and accrued expenses in Statements of Financial Position. The accompanying cash flows are included in cash flows from operating activities in the Statements of Cash Flows along with the activities resulting from management of the proceeds, which for the years ended December 31 are as follows:

($ IN THOUSANDS)                                         2007        2006        2005
                                                      ---------   ---------   ---------
NET CHANGE IN PROCEEDS MANAGED
Net change in fixed income securities                 $ (73,464)  $ (10,816)  $ (36,652)
Net change in short-term investments                     74,812     (39,205)     20,555
                                                      ---------   ---------   ---------
   Operating cash flow provided (used)                $   1,348   $ (50,021)  $ (16,097)
                                                      =========   =========   =========
NET CHANGE IN LIABILITIES
Liabilities for collateral and security repurchase,
   beginning of year                                  $(199,486)  $(149,465)  $(133,368)
Liabilities for collateral and security repurchase,
   end of year                                         (198,138)   (199,486)   (149,465)
                                                      ---------   ---------   ---------
   Operating cash flow (used) provided                $  (1,348)  $  50,021   $  16,097
                                                      =========   =========   =========

5. RELATED PARTY TRANSACTIONS

BUSINESS OPERATIONS

     The Company utilizes services performed by its affiliates, AIC, ALIC and Allstate Investments LLC, and business facilities owned or leased and operated by AIC in conducting its business activities. In addition, the Company shares the services of employees with AIC. The Company reimburses its affiliates for the operating expenses incurred on behalf of the Company. The Company is charged for the cost of these operating expenses based on the level of services provided. Operating expenses, including compensation, retirement and other benefit programs, allocated to the Company were $54.5 million, $53.7 million and $53.8 million in 2007, 2006 and 2005, respectively. A portion of these expenses relate to the acquisition of business, which are deferred and amortized into income as described in Note 2.

STRUCTURED SETTLEMENT ANNUITIES

     The Company issued $12.7 million, $15.0 million and $16.0 million of structured settlement annuities, a type of immediate annuity, in 2007, 2006 and 2005, respectively, at prices based upon interest rates in effect at the time of issuance, to fund structured settlements in matters involving AIC. Of these amounts, $1.5 million, $1.5 million and $2.0 million relate to structured settlement annuities with life contingencies and are included in premium income for 2007, 2006 and 2005, respectively. In most cases, these annuities were issued under a "qualified assignment," whereby prior to July 1, 2001 Allstate Settlement Corporation ("ASC"), and subsequent to July 1, 2001 Allstate Assignment Corporation ("AAC"), both wholly owned subsidiaries of ALIC, purchased annuities from the Company and assumed AIC's obligation to make future payments.

     Reserves recorded by the Company for annuities issued to ASC and AAC, including annuities to fund structured settlements in matters involving AIC, were $1.93 billion and $1.86 billion at December 31, 2007 and 2006, respectively.

BROKER/DEALER AGREEMENTS

     The Company has a service agreement with Allstate Distributors, L.L.C. ("ADLLC"), a broker-dealer company owned by ALIC, whereby ADLLC promotes and markets the fixed and variable annuities sold by the Company to unaffiliated financial services firms. In addition, ADLLC also acts as the underwriter of variable annuities sold by the Company. In return for these services, the Company recorded commission expense of $4.0 million, $6.0 million and $7.1 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     The Company receives distribution services from Allstate Financial Services, LLC ("AFS"), an affiliated broker-dealer company, for certain variable annuity and variable life insurance contracts sold by Allstate exclusive agencies. The Company incurred $971 thousand, $1.4 million and $1.3 million of commission and other distribution expenses for the years ended December 31, 2007, 2006 and 2005, respectively.

REINSURANCE TRANSACTIONS

     The Company has reinsurance agreements with unaffiliated reinsurers and ALIC in order to limit aggregate and single exposure on large risks. A portion of the Company's premiums and policy benefits are ceded to ALIC and reflected net of such reinsurance in the Statements of Operations and Comprehensive Income. Reinsurance recoverables and the related reserve for life-contingent contract benefits and contractholder funds are reported separately in the Statements of Financial Position. The Company continues to have primary liability as the direct insurer for risks reinsured (see Note 9).

     Additionally, the Company entered into a reinsurance treaty through which it primarily cedes re-investment related risk on its structured settlement annuities to ALIC. Under the terms of the treaty, the Company pays a premium to ALIC that varies with the aggregate structured settlement annuity statutory reserve balance. In return, ALIC guarantees that the yield on the portion of the Company's investment portfolio that supports structured settlement annuity liabilities will not fall below contractually determined rates. The Company ceded premium related to structured settlement annuities to ALIC of $3.2 million, $3.0 million and $2.9 million for the years ended December 31, 2007, 2006 and 2005, respectively. At December 31, 2007 and 2006, the carrying value of the structured settlement reinsurance treaty was $(1.7) million and $(1.9) million, respectively, which is recorded in other assets. The premiums ceded and changes in the fair value of the reinsurance treaty are reflected as a component of realized capital gains and losses on the Statements of Operations and Comprehensive Income as the treaty is recorded as a derivative instrument pursuant to the requirements of SFAS No. 133.

     Prior to the Company's disposition of the variable annuity business through reinsurance with Prudential effective June 1, 2006 (see Note 3), the Company had a reinsurance treaty through which it ceded contract benefits on its GMABs, GMWBs and certain GMDBs to ALIC. The reinsurance treaty was recaptured in 2006 and, in accordance therewith, the Company received cash in excess of the liabilities subject to the treaty resulting in a pre-tax gain of $3.3 million. The after-tax gain of $2.2 million was recorded as an adjustment to retained income since the transaction was between affiliates under common control.

CAPITAL CONTRIBUTION

     The Company received a cash capital contribution from ALIC of $20.0 million in 2005, which was recorded as additional capital paid-in on the Statements of Financial Position.

DEBT

     The Company has an intercompany loan agreement with The Allstate Corporation. The amount of intercompany loans available to the Company is at the discretion of The Allstate Corporation. The maximum amount of loans The Allstate Corporation will have outstanding to all its eligible subsidiaries at any given point in time is limited to $1.00 billion. The Company had no amounts outstanding under the inter-company loan agreement at December 31, 2007 and 2006. The Allstate Corporation uses commercial paper borrowings, bank lines of credit and repurchase agreements to fund inter-company borrowings.

INCOME TAXES

     The Company is a party to a federal income tax allocation agreement with the Corporation (see Note 12).

6. INVESTMENTS

FAIR VALUES

     The amortized cost, gross unrealized gains and losses, and fair value for fixed income securities are as follows:

($ IN THOUSANDS)                                       GROSS UNREALIZED
                                                     -------------------
                                         AMORTIZED                            FAIR
                                           COST        GAINS     LOSSES       VALUE
                                        ----------   --------   --------   ----------
AT DECEMBER 31, 2007
U.S. government and agencies            $  576,892   $220,299   $     --   $  797,191
Municipal                                  421,755     14,814     (3,262)     433,307
Corporate                                3,314,945    116,575    (52,709)   3,378,811
Foreign government                         259,851     73,689         --      333,540
Mortgage-backed securities                 419,730      4,399     (4,512)     419,617
Commercial mortgage-backed securities      811,191      6,803    (26,053)     791,941
Asset-backed securities                    115,203        485     (8,811)     106,877
Redeemable preferred stock                   9,332        512         --        9,844
                                        ----------   --------   --------   ----------
   Total fixed income securities        $5,928,899   $437,576   $(95,347)  $6,271,128
                                        ==========   ========   ========   ==========

AT DECEMBER 31, 2006
U.S. government and agencies            $  541,877   $187,234   $     --   $  729,111
Municipal                                  314,768     12,979     (4,744)     323,003
Corporate                                3,214,504    125,379    (35,121)   3,304,762
Foreign government                         244,544     60,614       (211)     304,947
Mortgage-backed securities                 439,938      2,514     (9,256)     433,196
Commercial mortgage-backed securities      669,303      8,192     (4,316)     673,179
Asset-backed securities                    107,922      1,728       (628)     109,022
Redeemable preferred stock                   9,371        548         --        9,919
                                        ----------   --------   --------   ----------
   Total fixed income securities        $5,542,227   $399,188   $(54,276)  $5,887,139
                                        ==========   ========   ========   ==========

SCHEDULED MATURITIES

The scheduled maturities for fixed income securities are as follows at December 31, 2007:

                                          AMORTIZED      FAIR
($ IN THOUSANDS)                            COST         VALUE
                                         ----------   ----------
Due in one year or less                  $  132,057   $  132,495
Due after one year through five years     1,052,141    1,074,405
Due after five years through ten years    1,300,761    1,421,624
Due after ten years                       2,909,007    3,116,110
                                         ----------   ----------
                                          5,393,966    5,744,634
Mortgage- and asset-backed securities       534,933      526,494
                                         ----------   ----------
   Total                                 $5,928,899   $6,271,128
                                         ==========   ==========

     Actual maturities may differ from those scheduled as a result of prepayments by the issuers. Because of the potential for prepayment on mortgage- and asset-backed securities, they are not categorized by contractual maturity. The commercial mortgage-backed securities are categorized by contractual maturity because they generally are not subject to prepayment risk.

NET INVESTMENT INCOME

     Net investment income for the years ended December 31 is as follows:

($ IN THOUSANDS)                         2007       2006       2005
                                       --------   --------   --------
Fixed income securities                $358,547   $343,115   $330,567
Mortgage loans                           40,916     38,576     33,373
Other                                    14,487     14,763      6,723
                                       --------   --------   --------
   Investment income, before expense    413,950    396,454    370,663
   Investment expense                    27,212     23,390     14,501
                                       --------   --------   --------
      Net investment income            $386,738   $373,064   $356,162
                                       ========   ========   ========

REALIZED CAPITAL GAINS AND LOSSES, AFTER-TAX

     Realized capital gains and losses by security type for the years ended December 31 are as follows:

($ IN THOUSANDS)                          2007      2006       2005
                                        -------   --------   -------
Fixed income securities                 $ 3,614   $(25,398)  $(6,596)
Mortgage loans                              (86)     3,572     3,000
Derivatives                              (4,359)      (259)   (1,596)
                                         ------       ----    ------
   Realized capital gains and losses,
      pre-tax                              (831)   (22,085)   (5,192)
   Income tax benefit                       308      8,216     1,972
                                         ------       ----    ------
   Realized capital gains and losses,
      after-tax                         $  (523)  $(13,869)  $(3,220)
                                        =======   ========   =======

     Realized capital gains and losses by transaction type for the years ended December 31 are as follows:

($ IN THOUSANDS)                          2007      2006       2005
                                        -------   --------   -------
Write-downs                             $    --   $   (258)  $(1,543)
Dispositions (1)                          3,528    (21,568)   (2,053)
Valuation of derivative instruments      (8,166)    (5,429)   (4,469)
Settlement of derivative instruments      3,807      5,170     2,873
                                        -------   --------   -------
   Realized capital gains and losses,
      pre-tax                              (831)   (22,085)   (5,192)
   Income tax benefit                       308     8,216      1,972
                                        -------   --------   -------
   Realized capital gains and losses,
      after-tax                         $  (523)  $(13,869)  $(3,220)
                                        =======   ========   =======

----------
(1) Dispositions include sales, losses recognized in anticipation of dispositions and other transactions such as calls and prepayments. The Company recognized losses of $6.8 million, $16.5 million and $6.8 million in 2007, 2006 and 2005, respectively, due to a change in intent to hold impaired securities.

     Gross gains of $4.0 million, $5.9 million and $5.8 million and gross losses of $7.2 million, $18.8 million and $7.4 million were realized on sales of fixed income securities during 2007, 2006 and 2005, respectively.

UNREALIZED NET CAPITAL GAINS AND LOSSES

     Unrealized net capital gains and losses included in accumulated other comprehensive income are as follows:

($ IN THOUSANDS)                                              GROSS UNREALIZED
                                                            --------------------
                                                  FAIR                             UNREALIZED
AT DECEMBER 31, 2007                              VALUE       GAINS      LOSSES     NET GAINS
                                               ----------   --------   ---------   ----------
Fixed income securities                        $6,271,128   $437,576   $(95,347)    $ 342,229
Derivative instruments and other investments         (766)        --       (766)         (766)
                                                                                    ---------
   Total                                                                              341,463

Amounts recognized for: (1)
   Premium deficiency reserve                                                        (261,846)
   Deferred policy acquisition and sales
      inducements costs                                                                20,672
                                                                                    ---------
      Total                                                                          (241,174)
Deferred income taxes                                                                 (35,101)
                                                                                    ---------
Unrealized net capital gains and losses                                             $  65,188
                                                                                    =========

($ IN THOUSANDS)                                                          GROSS UNREALIZED
                                                              FAIR      -------------------  UNREALIZED
AT DECEMBER 31, 2006                                         VALUE       GAINS      LOSSES   NET GAINS
                                                           ----------   --------   --------  ----------
Fixed income securities                                    $5,887,139   $399,188   $(54,276) $ 344,912
Derivative instruments and other investments                     (892)        --       (892)      (892)
                                                                                             ---------
   Total                                                                                       344,020
Amounts recognized for: (1)
   Premium deficiency reserve                                                                 (235,656)
   Deferred policy acquisition and sales inducement costs                                       11,694
                                                                                             ---------
      Total                                                                                   (223,962)
Deferred income taxes                                                                          (42,020)
                                                                                             ---------
Unrealized net capital gains and losses                                                      $  78,038
                                                                                             =========

----------
(1) See Note 2 for Deferred policy acquisition and sales inducement costs and Reserves for life-contingent contract benefits.

CHANGE IN UNREALIZED NET CAPITAL GAINS AND LOSSES

      The change in unrealized net capital gains and losses for the years ended December 31 is as follows:

($ IN THOUSANDS)                                        2007        2006       2005
                                                      --------   ---------   --------
Fixed income securities                               $ (2,683)  $(108,955)  $(78,803)
Derivative instruments and other investments               126        (738)       566
                                                      --------   ---------   --------
   Total                                                (2,557)   (109,693)   (78,237)
Amounts recognized for:
   Premium deficiency reserve                          (26,190)     21,817    (17,063)
   Deferred policy acquisition and sales inducement
      costs                                              8,978       9,522     54,858
                                                      --------   ---------   --------
      Total                                            (17,212)     31,339     37,795
Deferred income taxes                                    6,919      27,424     14,155
                                                      --------   ---------   --------
Decrease in unrealized net capital gains and losses   $(12,850)  $ (50,930)  $(26,287)
                                                      ========   =========   ========

PORTFOLIO MONITORING

     Inherent in the Company's evaluation of a particular security are assumptions and estimates about the financial condition of the issue or issuer and its future earnings potential. Some of the factors considered in evaluating whether a decline in fair value is other-than-temporary are: 1) the Company's ability and intent to retain the investment for a period of time sufficient to allow for an anticipated recovery in value; 2) the recoverability of principal and interest; 3) the length of time and extent to which the fair value has been less than amortized cost; 4) the financial condition, near-term and long-term prospects of the issue or issuer, including relevant industry conditions and trends, and implications of rating agency actions and offering prices; and 5) the specific reasons that a security is in a significant unrealized loss position, including market conditions which could affect access to liquidity.

     The following table summarizes the gross unrealized losses and fair value of fixed income securities by the length of time that individual securities have been in a continuous unrealized loss position.

                                      LESS THAN 12 MONTHS                   12 MONTHS OR MORE
                             -----------------------------------   -----------------------------------
                                                                                                           TOTAL
($ IN THOUSANDS)               NUMBER      FAIR       UNREALIZED    NUMBER       FAIR       UNREALIZED   UNREALIZED
AT DECEMBER 31, 2007         OF ISSUES     VALUE        LOSSES     OF ISSUES     VALUE        LOSSES       LOSSES
                             ---------   ----------   ----------   ---------   ----------   ----------   ----------
Fixed income securities
   Municipal                     18      $   89,222   $ (2,067)         2      $   15,945    $ (1,195)   $ (3,262)
   Corporate                    211         828,136    (35,241)        86         453,194     (17,468)    (52,709)
   Mortgage-backed
      securities                 12         116,542     (1,182)        16         137,987      (3,330)     (4,512)
   Commercial
      mortgage-backed
      securities                 41         345,338    (22,882)        12          64,387      (3,171)    (26,053)
   Asset-backed securities       51          71,873     (6,664)         6          22,505      (2,147)     (8,811)
                                ---      ----------   --------        ---      ----------    --------    --------
      Total                     333      $1,451,111   $(68,036)       122      $  694,018    $(27,311)   $(95,347)
                                ===      ==========   ========        ===      ==========    ========    ========
Investment grade fixed
   income securities            283      $1,379,124   $(60,798)       107      $  657,515    $(23,161)   $(83,959)
Below investment grade
   fixed income
   securities                    50          71,987     (7,238)        15          36,503      (4,150)    (11,388)
                                ---      ----------   --------        ---      ----------    --------    --------
      Total fixed income
         securities             333      $1,451,111   $(68,036)       122      $  694,018    $(27,311)   $(95,347)
                                ===      ==========   ========        ===      ==========    ========    ========
AT DECEMBER 31, 2006
Fixed income securities
   Municipal                     19      $   85,322   $ (2,417)        10      $   52,910    $ (2,327)   $ (4,744)
   Corporate                    118         619,716     (8,721)       164         775,483     (26,400)    (35,121)
   Foreign government             1           4,934        (41)         2          10,067        (170)       (211)
   Mortgage-backed
     securities                   7          57,005       (701)        28         267,323      (8,555)     (9,256)
   Commercial
      mortgage-backed
      securities                 18         166,545       (831)        33         192,775      (3,485)     (4,316)
   Asset-backed securities        6          16,010       (283)         3          12,635        (345)       (628)
                                ---      ----------   --------        ---      ----------    --------    --------
      Total                     169      $  949,532   $(12,994)       240      $1,311,193    $(41,282)   $(54,276)
                                ===      ==========   ========        ===      ==========    ========    ========
Investment grade fixed
   income securities            153      $  919,918   $(12,448)       220      $1,274,151    $(38,837)   $(51,285)
Below investment grade
   fixed income securities       16          29,614       (546)        20          37,042      (2,445)     (2,991)
                                ---      ----------   --------        ---      ----------    --------    --------
Total fixed income
   securities                   169      $  949,532   $(12,994)       240      $1,311,193    $(41,282)   $(54,276)
                                ===      ==========   ========        ===      ==========    ========    ========

     As of December 31, 2007, $82.9 million of the unrealized losses are related to securities with an unrealized loss position less than 20% of amortized cost, the degree of which suggests that these securities do not pose a high risk of being other than temporarily impaired. Of the $95.3 million of unrealized losses on fixed income securities, $84.0 million are related to unrealized losses on investment grade securities. Investment grade is defined as a security having a rating from the National Association of Insurance Commissioners ("NAIC") of 1 or 2; a rating of Aaa, Aa, A or Baa from Moody's or a rating of AAA, AA, A or BBB from Standard & Poor's ("S&P"), Fitch or Dominion, or a rating of aaa, aa, a or bbb from A.M. Best; or a comparable internal rating if an externally provided rating is not available. Unrealized losses on investment grade securities are principally related to rising interest rates or changes in credit spreads since the securities were acquired.

     Unrealized losses on mortgage-backed, asset-backed and commercial mortgage-backed holdings were evaluated based on credit ratings, as well as the performance of the underlying collateral relative to the securities' positions in the securities' respective capital structure. The unrealized losses on municipal bonds and asset-backed securities that had credit enhancements from bond insurers were evaluated on the quality of the underlying security. These investments were determined to have adequate resources to fulfill contractual obligations.

     As of December 31, 2007, the Company had the intent and ability to hold the fixed income securities with unrealized losses for a period of time sufficient for them to recover.

MORTGAGE LOAN IMPAIRMENT

     A mortgage loan is impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Interest income for impaired loans is recognized on an accrual basis if payments are expected to continue to be received; otherwise a cash basis is used. The Company had no impaired loans in 2007, 2006 or 2005.

INVESTMENT CONCENTRATION FOR MUNICIPAL BOND AND COMMERCIAL MORTGAGE PORTFOLIOS

     The Company maintains a diversified portfolio of municipal bonds. The following table shows the principal geographic distribution of municipal bond issuers represented in the Company's portfolio. No other state represented more than 5% of the portfolio at December 31, 2007 and 2006.

(% OF MUNICIPAL BOND PORTFOLIO CARRYING VALUE)   2007    2006
                                                 -----   -----
California                                        30.6%   30.2%
Texas                                             14.3    10.9
Delaware                                           8.5     1.3
Oregon                                             5.8     7.2
Virginia                                           5.0     6.3
New York                                           4.1     5.8
Missouri                                           4.0     5.4
Connecticut                                        0.8     5.0

     The Company's mortgage loans are collateralized by a variety of commercial real estate property types located throughout the United States. Substantially all of the commercial mortgage loans are non-recourse to the borrower. The following table shows the principal geographic distribution of commercial real estate represented in the Company's mortgage portfolio. No other state represented more than 5.0% of the portfolio at December 31, 2007 and 2006.

(% OF COMMERCIAL MORTGAGE PORTFOLIO CARRYING VALUE)   2007    2006
                                                      ----    ----
California                                            21.7%   18.9%
Illinois                                              12.7    14.0
Pennsylvania                                           8.3     8.6
Texas                                                  7.6     7.2
New York                                               5.5     5.6
Arizona                                                5.4     5.6
New Jersey                                             5.1     4.6
Ohio                                                   5.0     5.2

     The types of properties collateralizing the commercial mortgage loans at December 31 are as follows:

(% OF COMMERCIAL MORTGAGE PORTFOLIO CARRYING VALUE)    2007     2006
                                                      -----    -----
Warehouse                                              32.6%    30.6%
Office buildings                                       31.4     31.4
Apartment complex                                      17.1     17.0
Retail                                                 15.3     17.1
Industrial                                               --      1.0
Other                                                   3.6      2.9
                                                      -----    -----
   Total                                              100.0%   100.0%
                                                      =====    =====

     The contractual maturities of the commercial mortgage loan portfolio as of December 31, 2007 for loans that were not in foreclosure are as follows:

                         NUMBER OF
                           LOANS      CARRYING VALUE   PERCENT
                       ------------   --------------   -------
($ IN THOUSANDS)
          2008               1           $  4,604        0.6%
          2009              15             58,625        8.1
          2010              19             94,072       13.0
          2011              17             83,079       11.5
          2012              14             61,768        8.5
          Thereafter        85            423,153       58.3
                           ---           --------      -----
               Total       151           $725,301      100.0%
                           ===           ========      =====

     In 2007, $9.8 million of commercial mortgage loans were contractually due. Of these, 74.6% were paid as due and 25.4% were refinanced at prevailing market terms. None were foreclosed or are in the process of foreclosure, and none were in the process of refinancing or restructuring discussions.

CONCENTRATION OF CREDIT RISK

     At December 31, 2007, the Company is not exposed to any credit concentration risk of a single issuer and its affiliates greater than 10% of the Company's shareholder's equity.

SECURITIES LOANED

     The Company's business activities include securities lending programs with third parties, mostly large brokerage firms. At December 31, 2007 and 2006, fixed income securities with a carrying value of $193.8 million and $191.9 million, respectively, were on loan under these agreements. In return, the Company receives cash that it invests and includes in short-term investments and fixed income securities, with an offsetting liability recorded in other liabilities and accrued expenses to account for the Company's obligation to return the collateral. Interest income on collateral, net of fees, was $1.4 million, $455 thousand and $430 thousand, for the years ending December 31, 2007, 2006 and 2005, respectively.

OTHER INVESTMENT INFORMATION

     Included in fixed income securities are below investment grade assets totaling $198.6 million and $186.9 million at December 31, 2007 and 2006, respectively.

     At December 31, 2007, fixed income securities with a carrying value of $2.6 million were on deposit with regulatory authorities as required by law.

     At December 31, 2007, there were no fixed income securities or other investments that were non-income producing.

7. FINANCIAL INSTRUMENTS

     In the normal course of business, the Company invests in various financial assets, incurs various financial liabilities and enters into agreements involving derivative financial instruments and other off-balance-sheet financial instruments. The fair value estimates of financial instruments presented below are not necessarily indicative of the amounts the Company might pay or receive in actual market transactions. Potential taxes and other transaction costs have not been considered in estimating fair value. The disclosures that follow do not reflect the fair value of the Company as a whole since a number of the Company's significant assets (including DAC and DSI and certain reinsurance recoverables) and liabilities (including reserve for life-contingent contract benefits, contractholder funds pertaining to interest-sensitive life contracts and deferred income taxes) are not included in accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments". Other assets and liabilities considered financial instruments such as accrued investment income and cash are generally of a short-term nature, and as such their carrying values are deemed to approximate fair value.

FINANCIAL ASSETS

 ($ IN THOUSANDS)                             DECEMBER 31, 2007       DECEMBER 31, 2006
                                          -----------------------   -----------------------
                                           CARRYING       FAIR       CARRYING       FAIR
                                             VALUE       VALUE        VALUE        VALUE
                                          ----------   ----------   ----------   ----------
Fixed income securities                   $6,271,128   $6,271,128   $5,887,139   $5,887,139
Mortgage loans                               725,301      721,602      708,449      711,866
Short-term investments                        22,688       22,688      142,334      142,334
Policy loans                                  38,509       38,509       38,168       38,168
Reinsurance recoverables on investment
   contracts                                 353,921      348,257      415,709      403,902
Separate accounts                            948,358      948,358    1,009,784    1,009,784

     Fair values of fixed income securities are based upon observable market quotations, observable market data or are derived from such quotations or data. The fair value of privately placed fixed income securities is generally based on widely accepted pricing valuation models, which are developed internally. Mortgage loans are valued based on discounted contractual cash flows. Discount rates are selected using current rates at which similar loans would be made to borrowers with similar characteristics, using similar properties as collateral. Loans that exceed 100% loan-to-value are valued at the estimated fair value of the underlying collateral. Short-term investments are highly liquid investments with maturities of one year or less whose carrying values are deemed to approximate fair value. The carrying value of policy loans is deemed to approximate fair value. The fair value of reinsurance recoverables on investment contracts is determined based on the fair value of the underlying annuity contract account liabilities, adjusted for credit risk. Separate accounts assets are carried in the Statements of Financial Position at fair value based on observable market prices.

FINANCIAL LIABILITIES

                                                   DECEMBER 31, 2007        DECEMBER 31, 2006
                                               -----------------------   -----------------------
                                                CARRYING       FAIR       CARRYING        FAIR
($ IN THOUSANDS)                                 VALUE         VALUE        VALUE        VALUE
                                               ----------   ----------   ----------   ----------
Contractholder funds on investment contracts   $4,317,697   $4,191,239   $4,231,688   $4,099,923
Liability for collateral                          198,138      198,138      199,486      199,486
Separate accounts                                 948,358      948,358    1,009,784    1,009,784

     Contractholder funds include interest-sensitive life insurance contracts and investment contracts. Interest-sensitive life insurance contracts are not considered financial instruments subject to fair value disclosure requirements. The fair value of investment contracts is based on the terms of the underlying contracts. Fixed annuities are valued at the account balance less surrender charges. Immediate annuities without life contingencies are valued at the present value of future benefits using current interest rates. Market value adjusted annuities' fair value is estimated to be the market adjusted surrender value. Liability for collateral is valued at carrying value due to its short-term nature. Separate accounts liabilities are carried at the account values, which are equal to the carrying value of the assets.

DERIVATIVE FINANCIAL INSTRUMENTS

     The Company primarily uses derivatives for risk reduction. In addition, the Company has derivatives embedded in financial instruments, which are required to be separated and accounted for as derivative instruments. With the exception of embedded derivatives, all of the Company's derivatives are evaluated for their on-going effectiveness as either accounting or non-hedge derivative financial instruments on at least a quarterly basis (see Note 2). The Company does not use derivatives for trading purposes. Non-hedge accounting is used for "portfolio" level hedging strategies where the terms of the individual hedged items do not meet the strict homogeneity requirements prescribed in SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") to permit the application of SFAS 133's hedge accounting model. The principal benefit of a "portfolio" level strategy is in its cost savings through its ability to use fewer derivatives with larger notional amounts.

     Asset-liability management is a risk management strategy that is principally employed to align the respective interest-rate sensitivities of assets and liabilities. Depending upon the attributes of the assets acquired and liabilities issued, derivative instruments such as interest rate caps are acquired to change the interest rate characteristics of existing assets and liabilities to ensure a properly matched relationship is maintained and to reduce exposure to rising or falling interest rates. The Company uses financial futures to hedge anticipated asset and liability purchases.

     The notional amounts specified in the contracts are used to calculate the exchange of contractual payments under the agreements and are generally not representative of the potential for gain or loss on these agreements.

     Fair value, which is equal to the carrying value, is the estimated amount that the Company would receive (pay) to terminate the derivative contracts at the reporting date. The fair value of exchange traded derivative contracts is based on observable market quotations in active markets, whereas the fair value of non-exchange traded derivative contracts is determined using widely accepted valuation models and other appropriate valuation methods.

     The following table summarizes the notional amount, fair value and carrying value of the Company's derivative financial instruments at December 31, 2007.

                                                               CARRYING      CARRYING
                                       NOTIONAL      FAIR       VALUE          VALUE
($ IN THOUSANDS)                        AMOUNT      VALUE     ASSETS(1)   (LIABILITIES)(1)
                                       --------    -------    ---------   ----------------
AT DECEMBER 31, 2007
Financial futures contracts            $ 32,200    $   107    $   107         $    --
Interest rate cap agreements            347,300     (2,845)        --          (2,845)
                                       --------    -------    -------         -------
Total interest rate contracts          $379,500    $(2,738)   $   107         $(2,845)
                                       ========    =======    =======         =======
Foreign currency swap agreements       $  7,500    $  (766)   $    --         $  (766)
                                       ========    =======    =======         =======
Structured settlement annuity
   reinsurance agreement               $     --    $(1,733)   $(1,733)        $    --
                                       ========    =======    =======         =======
Guaranteed accumulation benefits(2)    $256,610    $   210    $    --         $   210
                                       ========    =======    =======         =======
Guaranteed withdrawal benefits(2)      $ 60,591    $   (37)   $    --         $   (37)
                                       ========    =======    =======         =======
Other embedded derivative financial
   instruments(2)                      $  1,762    $    (3)   $    --         $    (3)
                                       ========    =======    =======         =======

----------
(1) Carrying value includes the effects of legally enforceable master netting agreements. Fair value and carrying value of the assets and liabilities exclude accrued periodic settlements, which are reported in accrued investment income or other invested assets.

(2) These embedded derivative financial instruments relate to the company's variable annuity business, which was fully reinsured by Prudential effective June 1, 2006 (see Note 3).

     The following table summarizes the notional amount, fair value and carrying value of the Company's derivative financial instruments at December 31, 2006.

                                                            CARRYING       CARRYING
                                      NOTIONAL     FAIR       VALUE          VALUE
($ IN THOUSANDS)                       AMOUNT     VALUE     ASSETS(1)   (LIABILITIES)(1)
                                      --------   -------   ----------   ----------------
AT DECEMBER 31, 2006
Financial futures contracts           $194,100   $    50     $    93        $   (43)
Interest rate cap agreements           264,300     1,410       1,920           (510)
                                      ========   =======     =======        =======
Total interest rate contracts         $458,400   $ 1,460     $ 2,013        $  (553)
                                      ========   =======     =======        =======
Foreign currency swap agreements      $  7,500   $  (892)    $    --        $  (892)
                                      ========   =======     =======        =======
Structured settlement annuity
   reinsurance agreement              $     --   $(1,927)    $(1,927)        $   --
                                      ========   =======     =======        =======
Guaranteed accumulation benefits(2)   $251,825   $ 1,304     $    --         $1,304
                                      ========   =======     =======        =======
Guaranteed withdrawal benefits(2)     $ 52,757   $   (50)    $    --         $  (50)
                                      ========   =======     =======        =======
Other embedded derivative financial
   instruments(2)                     $  1,501   $    (3)    $    --         $   (3)
                                      ========   =======     =======        =======

----------
(1) Carrying value includes the effects of legally enforceable master netting agreements. Fair value and carrying value of the assets and liabilities exclude accrued periodic settlements, which are reported in accrued investment income or other invested assets.

(2) These embedded derivative financial instruments relate to the company's variable annuity business, which was fully reinsured by Prudential effective June 1, 2006 (see Note 3).

     The Company manages its exposure to credit risk primarily by establishing risk control limits. The Company uses master netting agreements for over-the-counter derivative transactions, including foreign currency swap and interest rate cap agreements. These agreements permit either party to net payments due for transactions covered by the agreements. Under the provisions of the agreements, collateral is either pledged or obtained when certain predetermined exposure limits are exceeded. The Company has not incurred any losses on derivative financial instruments due to counterparty nonperformance. Futures contracts are traded on organized exchanges, which require margin deposits and guarantee the execution of trades, thereby mitigating any potential credit risk associated with transactions executed on organized exchanges.

     Market risk is the risk that the Company will incur losses due to adverse changes in market rates and prices. Market risk exists for all of the derivative financial instruments the Company currently holds, as these instruments may become less valuable due to adverse changes in market conditions. To limit this risk, the Company's senior management has established risk control limits. In addition, changes in fair value of the derivative financial instruments that the Company uses for risk management purposes are generally offset by the change in the fair value or cash flows of the hedged risk component of the related assets, liabilities or forecasted transactions.

OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS

     The contractual amounts and fair values of off-balance-sheet financial instruments at December 31 are as follows:

                                                 2007                       2006
                                       ------------------------   ------------------------
                                       CONTRACTUAL                CONTRACTUAL
                                         AMOUNT      FAIR VALUE      AMOUNT     FAIR VALUE
                                       -----------   ----------   -----------   ----------
($ IN THOUSANDS)
Commitments to extend mortgage loans     $ 5,750         $58        $14,723        $147
Private placement commitments             10,000          --             --          --

     In the above table, the contractual amounts represent the amount at risk if the contract is fully drawn upon, the counterparty defaults and the value of any underlying security becomes worthless. Unless noted otherwise, the Company does not require collateral or other security to support off-balance-sheet financial instruments with credit risk.

     Commitments to extend mortgage loans are agreements to lend to a borrower provided there is no violation of any condition established in the contract. The Company enters into these agreements to commit to future loan fundings at a predetermined interest rate. Commitments generally have fixed expiration dates or other termination clauses. Commitments to extend mortgage loans, which are secured by the underlying properties, are valued based on estimates of fees charged by other institutions to make similar commitments to similar borrowers.

     Private placement commitments represent conditional commitments to purchase private placement debt and equity securities at a specified future date. The Company regularly enters into these agreements in the normal course of business. The fair value of these commitments generally cannot be estimated on the date the commitment is made as the terms and conditions of the underlying private placement securities are not yet final.

8. RESERVE FOR LIFE-CONTINGENT CONTRACT BENEFITS AND CONTRACTHOLDER FUNDS

     At December 31, the reserve for life-contingent contract benefits consists of the following:

($ IN THOUSANDS)                                            2007         2006
                                                         ----------   ----------
Immediate fixed annuities:
   Structured settlement annuities                       $1,870,663   $1,793,706
   Other immediate fixed annuities                           10,987        9,815
Traditional life                                            127,994      117,419
Other                                                         7,327        5,552
                                                         ----------   ----------
   Total reserve for life-contingent contract benefits   $2,016,971   $1,926,492
                                                         ==========   ==========

     The following table highlights the key assumptions generally used in calculating the reserve for life-contingent contract benefits:

          PRODUCT                       MORTALITY                INTEREST RATE         ESTIMATION METHOD
--------------------------   ------------------------------   ------------------   -------------------------
Structured settlement        U.S. population with projected   Interest rate        Present value of
annuities                    calendar year improvements;      assumptions range    contractually specified
                             mortality rates adjusted for     from 4.6% to 9.5%    future benefits
                             each impaired life based on
                             reduction in life expectancy
                             and nature of impairment

Other immediate fixed        1983 group annuity mortality     Interest rate        Present value of expected
annuities                    table                            assumptions range    future benefits based on
                             1983 individual annuity          from 2.4% to 11.5%   historical experience
                             mortality table
                             1983-a individual annuity
                             mortality table
                             Annuity 2000 mortality table

Traditional life insurance   Actual company experience plus   Interest rate        Net level premium reserve
                             loading                          assumptions range    method using the
                                                              from 4.0% to 8.0%    Company's withdrawal
                                                                                   experience rates

Other:

   Variable annuity          90% of 1994 group annuity        Interest rate        Projected benefit ratio
   guaranteed minimum        mortality table with internal    assumptions range    applied to cumulative
   death benefits(1)         modifications                    from 6.5% to 7.0%    assessments

   Accident and health       Actual company experience plus                        Unearned premium;
                             loading                                               additional contract
                                                                                   reserves for traditional
                                                                                   life insurance

----------
(1) In 2006, the Company disposed of its variable annuity business through reinsurance agreements with Prudential (see Note 3).

     To the extent that unrealized gains on fixed income securities would result in a premium deficiency had those gains actually been realized, a premium deficiency reserve has been recorded for certain immediate annuities with life contingencies. A liability of $261.9 million and $235.7 million is included in the reserve for life-contingent contract benefits with respect to this deficiency as of December 31, 2007 and 2006, respectively. The offset to this liability is recorded as a reduction of the unrealized net capital gains included in accumulated other comprehensive income.
     At December 31, contractholder funds consists of the following:

                                      2007          2006
                                   ----------   -----------
($ IN THOUSANDS)
Interest-sensitive life            $  530,763   $  476,729
Investment contracts:
   Fixed annuities                  3,733,197    3,667,459
   Immediate annuities and other      584,501      564,240
                                   ----------   ----------
      Total contractholder funds   $4,848,461   $4,708,428
                                   ==========   ==========

     The following table highlights the key contract provisions relating to contractholder funds:

           PRODUCT                      INTEREST RATE                   WITHDRAWAL/SURRENDER CHARGES
----------------------------   -----------------------------   ---------------------------------------------
Interest-sensitive life        Interest rates credited range   Either a percentage of account balance or
insurance                      from 2.7% to 5.5%               dollar amount grading off generally over 20
                                                               years

Fixed annuities                Interest rates credited range   Either a declining or a level percentage
                               from 1.8% to 11.5% for          charge generally over nine years or less.
                               immediate annuities and 3.1%    Additionally, approximately 5.9% of fixed
                               to 6.0% for other fixed         annuities are subject to a market value
                               annuities                       adjustment for discretionary withdrawals

Other:
   Variable guaranteed         Interest rates used in          Withdrawal and surrender charges are based on
      minimum income           establishing reserves range     the terms of the related variable annuity or
      benefit and secondary    from 1.8% to 10.3%              interest-sensitive life contract
      guarantees on
      variable annuities(1)

----------
(1) In 2006, the Company disposed its variable annuity business through reinsurance agreements with Prudential (see Note 3).

     Contractholder funds activity for the years ended December 31 is as follows:

($ IN THOUSANDS)                        2007         2006
                                     ----------   ----------
BALANCE, BEGINNING OF YEAR           $4,708,428   $4,349,395
Deposits                                537,755      804,825
Interest credited                       179,417      178,493
Benefits                               (146,828)    (137,090)
Surrenders and partial withdrawals     (316,399)    (361,670)
Contract charges                        (49,086)     (44,954)
Net transfers to separate accounts           (2)     (18,127)
Other adjustments                       (64,824)     (62,444)
                                     ----------   ----------
BALANCE, END OF YEAR                 $4,848,461   $4,708,428
                                     ==========   ==========

     The Company offers various guarantees to variable annuity contractholders. Liabilities for variable contract guarantees related to death benefits are included in the reserve for life-contingent contract benefits and the liabilities related to the income, withdrawal and accumulation benefits are included in contractholder funds in the Statements of Financial Position. All liabilities for variable contract guarantees are reported on a gross basis on the balance sheet with a corresponding reinsurance recoverable (see Note 3).

     Absent any contract provision wherein the Company guarantees either a minimum return or account value upon death, a specified contract anniversary date, partial withdrawal or annuitization, variable annuity and variable life insurance contractholders bear the investment risk that the separate accounts' funds may not meet their stated investment objectives. The account balances of variable annuities contracts' separate accounts with guarantees included $891.5 million and $954.2 million of equity, fixed income and balanced mutual funds and $50.4 million and $51.0 million of money market mutual funds at December 31, 2007 and 2006, respectively.

     The table below presents information regarding the Company's variable annuity contracts with guarantees. The Company's variable annuity contracts may offer more than one type of guarantee in each contract; therefore, the sum of amounts listed exceeds the total account balances of variable annuity contracts' separate accounts with guarantees.

                                                                                DECEMBER 31,
                                                                           ---------------------
($ IN MILLIONS)                                                              2007         2006
                                                                           ---------   ---------
IN THE EVENT OF DEATH
   Separate account value                                                  $   942.0   $ 1,005.2
   Net amount at risk(1)                                                   $    22.6   $    24.4
   Average attained age of contractholders                                  67 years    67 years

AT ANNUITIZATION (INCLUDES INCOME BENEFIT GUARANTEES)
   Separate account value                                                  $    35.0   $    39.4
   Net amount at risk(2)                                                   $      --   $      --

   Weighted average waiting period until annuitization options available     6 years     7 years

FOR CUMULATIVE PERIODIC WITHDRAWALS
   Separate account value                                                  $    60.5   $    50.3
   Net amount at risk(3)                                                   $      --   $      --

ACCUMULATION AT SPECIFIED DATES
   Separate account value                                                  $   255.9   $   249.2
   Net amount at risk(4)                                                   $      --   $      --
   Weighted average waiting period until guarantee date                      9 years    10 years

----------
(1) Defined as the estimated current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date.

(2) Defined as the estimated present value of the guaranteed minimum annuity payments in excess of the current account balance.

(3) Defined as the estimated current guaranteed minimum withdrawal balance (initial deposit) in excess of the current account balance at the balance sheet date.

(4) Defined as the estimated present value of the guaranteed minimum accumulation balance in excess of the current account balance.

     The liability for death and income benefit guarantees is equal to a benefit ratio multiplied by the cumulative contract charges earned, plus accrued interest less contract benefit payments. The benefit ratio is calculated as the estimated present value of all expected contract benefits divided by the present value of all expected contract charges. The establishment of reserves for these guarantees requires the projection of future separate account fund performance, mortality, persistency and customer benefit utilization rates. These assumptions are periodically reviewed and updated. For guarantees related to death benefits, benefits represent the current guaranteed minimum death benefit payments in excess of the current account balance. For guarantees related to income benefits, benefits represent the present value of the minimum guaranteed annuitization benefits in excess of the current account balance.

     Projected benefits and contract charges used in determining the liability for certain guarantees are developed using models and stochastic scenarios that are also used in the development of estimated expected gross profits. Underlying assumptions for the liability related to income benefits include assumed future annuitization elections based on factors such as the extent of benefit to the potential annuitant, eligibility conditions and the annuitant's attained age. The liability for guarantees is re-evaluated periodically, and adjustments are made to the liability balance through a charge or credit to life and annuity contract benefits.

     Guarantees related to withdrawal and accumulation benefits are considered to be derivative financial instruments: therefore, the liability for these benefits is established based on its fair value.

     The following summarizes the liabilities for guarantees:

                                                                        LIABILITY FOR
                                                                         GUARANTEES
                                        LIABILITY FOR   LIABILITY FOR    RELATED TO
                                          GUARANTEES     GUARANTEES     ACCUMULATION
                                          RELATED TO     RELATED TO          AND
($ IN THOUSANDS)                            DEATH          INCOME         WITHDRAWAL
                                           BENEFITS       BENEFITS         BENEFITS      TOTAL
                                        -------------   -------------   -------------   ------
Balance at December 31, 2005 (1)           $   264          $ 105           $  (551)    $ (182)
   Less reinsurance recoverables              (104)            --               551        447
                                           -------          -----           -------     ------
Net balance at December 31, 2005               160            105                --        265

Variable annuity business disposition
   related reinsurance recoverables           (304)           (97)               --       (401)
Incurred guaranteed benefits                   648             (7)               --        641
Paid guarantee benefits                       (504)            (1)               --       (505)
                                           -------          -----           -------     ------
   Net change                                 (160)          (105)               --       (265)
Net balance at December 31, 2006                --             --                --         --
   Plus reinsurance recoverables             1,026             99            (1,353)      (228)
                                           -------          -----           -------     ------
Balance, December 31, 2006 (2)             $ 1,026          $  99           $(1,353)    $ (228)
                                           =======          =====           =======     ======
   Less reinsurance recoverables            (1,026)           (99)            1,353        228
                                           -------          -----           -------     ------
Net balance at December 31, 2006                --             --                --         --
Incurred guaranteed benefits                    --             --                --         --
Paid guarantee benefits                         --             --                --         --
                                           -------          -----           -------     ------
   Net change                                   --             --                --         --
Net balance at December 31, 2007                --             --                --         --
   Plus reinsurance recoverables             2,002            102              (174)     1,930
                                           -------          -----           -------     ------
Balance, December 31, 2007 (3)             $ 2,002          $ 102           $  (174)    $1,930
                                           =======          =====           =======     ======

----------
(1) Included in the total liability balance at December 31, 2005 are reserves for variable annuity death benefits of $264 thousand, variable annuity income benefits of $46 thousand, variable annuity accumulation benefits of $(553) thousand, variable annuity withdrawal benefits of $2 thousand and other guarantees of $59 thousand.

(2) Included in the total liability balance at December 31, 2006 are reserves for variable annuity death benefits of $1.03 million, variable annuity income benefits of $58 thousand, variable annuity accumulation benefits of $(1.3) million and other guarantees of $41 thousand.

(3) Included in the total liability balance at December 31, 2007 are reserves for variable annuity death benefits of $2.0 million, variable annuity income benefits of $68 thousand, variable annuity accumulation benefits of $(174) thousand and other guarantees of $34 thousand.

9. REINSURANCE

     The Company reinsures certain of its risks to unaffiliated reinsurers and ALIC under yearly renewable term, coinsurance and modified coinsurance. These agreements result in a passing of the agreed-upon percentage of risk to the reinsurer in exchange for negotiated reinsurance premium payments.

     Mortality risk on policies in excess of $250 thousand per life is ceded to ALIC. As of December 31, 2007 and 2006, 39.8% and 39.4%, respectively, of our face amount of life insurance in force was reinsured to non-affiliates and ALIC.

     In addition, the Company has used reinsurance to effect the disposition of certain blocks of business. The Company had reinsurance recoverables of $353.9 million and $415.7 million at December 31, 2007 and 2006, respectively, due from Prudential related to the disposal of our variable annuity business that was effected through Reinsurance Agreements (see Note 3). In 2007, premiums and contract charges of $21.2 million, contract benefits of $2.9 million, interest credited to contractholder funds of $13.5 million, and operating costs and expenses of $4.8 million were ceded to Prudential pursuant to the Reinsurance Agreements. In 2006, premiums and contract charges of $11.6 million, contract benefits of $1.6 million, interest credited to contractholder funds of $9.7 million, and operating costs and expenses of $4.8 million were ceded to Prudential pursuant to the Reinsurance Agreements. Prior to this disposal, the Company ceded 100% of the mortality and certain other risks related to product features on certain in-force variable annuity contracts. In addition, as of December 31, 2007 and 2006, the Company had reinsurance recoverables of $1.0 million and $1.6 million, respectively, due from subsidiaries of Citigroup and Scottish Re (U.S.) Inc. in connection with the disposition of the direct response distribution business in 2003.

     The effects of reinsurance on premiums and contract charges for the years ended December 31 are as follows:

($ IN THOUSANDS)                                           2007       2006       2005
                                                         --------   --------   --------
PREMIUMS AND CONTRACT CHARGES
Direct                                                   $169,559   $179,504   $150,749
Assumed - non-affiliate                                     1,273      1,367        950
Ceded
   Affiliate                                               (3,982)    (4,614)    (4,795)
   Non-affiliate                                          (38,196)   (28,518)   (12,086)
                                                         --------   --------   --------
      Premiums and contract charges, net of reinsurance  $128,654   $147,739   $134,818
                                                         ========   ========   ========

     The effects of reinsurance on contract benefits for the years ended December 31 are as follows:

($ IN THOUSANDS)                                           2007       2006      2005
                                                         --------   --------   --------
CONTRACT BENEFITS
Direct                                                   $197,929   $205,834   $191,366
Assumed - non-affiliate                                       787        757        371
Ceded
   Affiliate                                               (3,830)    (1,427)    (1,154)
   Non-affiliate                                          (13,083)   (14,658)    (7,356)
                                                         --------   --------   --------
      Contract benefits, net of reinsurance              $181,803   $190,506   $183,227
                                                         ========   ========   ========

     The effects of reinsurance on interest credited to contractholder funds for the years ended December 31 are as follows:

($ IN THOUSANDS)                                           2007       2006      2005
                                                         --------   --------   --------
INTEREST CREDITED TO CONTRACTHOLDER FUNDS
Direct                                                   $190,882   $176,799   $161,911
Assumed - non-affiliate                                        33         70         25
Ceded
   Affiliate                                                   --         --         --
   Non-affiliate                                          (13,508)    (9,698)        --
                                                         --------   --------   --------
      Interest credited to contractholder funds, net of
       reinsurance                                       $177,407   $167,171   $161,936
                                                         ========   ========   ========

     In addition to amounts included in the table above are reinsurance premium ceded to ALIC of $3.2 million, $3.0 million and $2.9 million during 2007, 2006 and 2005, respectively, under the terms of the structured settlement annuity reinsurance agreement (See Note 5).

10. DEFERRED POLICY ACQUISITION AND SALES INDUCEMENT COSTS

     Deferred policy acquisitions costs for the years ended December 31 are as follows:

($ IN THOUSANDS)                             2007       2006       2005
                                           --------   --------   --------
BALANCE, BEGINNING OF YEAR                 $278,625   $318,551   $238,173
 Impact of adoption of SOP 05-1 (1)          (1,577)        --         --
 Disposition of operation (2)                    --    (79,670)        --
 Acquisition costs deferred                  47,575     62,937     68,205
 Amortization charged to income             (53,445)   (31,672)   (41,663)
 Effect of unrealized gains and losses        7,486      8,479     53,836
                                           --------   --------   --------
BALANCE, END OF YEAR                       $278,664   $278,625   $318,551
                                           ========   ========   ========

----------
(1) The adoption of SOP 05-1 resulted in a $1.6 million adjustment to unamortized DAC related to the impact on future estimated gross profits from the changes in accounting for certain costs associated with contract continuations that no longer qualify for deferral. (see Note 2).

(2) In 2006, DAC was reduced in connection with the disposition through reinsurance agreements of the Company's variable annuity business (see Note
     3).

     Net amortization charged to income, due to realization of capital (gains) and losses, includes $(196) thousand, $14.1 million and $(3.7) million in 2007, 2006 and 2005, respectively.

     As disclosed in Note 3, DAC and DSI balances were reduced during 2006 related to the disposal through reinsurance agreements of all of the variable annuity business. During 2005, DAC and DSI amortization was estimated using stochastic modeling and was significantly impacted by the anticipated return on the underlying funds. The Company's long-term expectation of separate accounts fund performance, net of fees, was approximately 7% in 2005. Whenever actual separate accounts fund performance based on the two most recent years varied from the expectation, the Company projected performance levels over the next five years such that the mean return over a seven-year period equaled the long-term expectation. This approach is commonly referred to as "reversion to the mean" and is commonly used by the life insurance industry as an appropriate method for amortizing variable annuity and life DAC and DSI. In applying the reversion to the mean process, the Company did not allow the future mean rates of return including fees projected over the five-year period to exceed 12.75% or fall below 0%. The Company periodically evaluated the results of utilization of this process to confirm that it was reasonably possible that variable annuity and life fund performance would revert to the expected long-term mean within this time horizon.

     DSI activity, which primarily relates to fixed annuities, for the twelve months ended December 31 was as follows:

(IN THOUSANDS)                            2007      2006      2005
                                        -------   -------   -------
BALANCE, BEGINNING OF YEAR              $24,731   $18,527   $ 2,955
Impact of adoption of SOP 05-1 (1)         (243)       --        --
Disposition of operation (2)                 --    (6,162)       --
Sales inducements deferred                8,511    15,740    16,923
Amortization charged to income           (6,500)   (4,417)   (2,373)
Effect of unrealized gains and losses     1,492     1,043     1,022
                                        -------   -------   -------
BALANCE, END OF YEAR                    $27,991   $24,731   $18,527
                                        =======   =======   =======

----------
(1) The adoption of SOP 05-1 resulted in a $243 thousand adjustment to unamortized DSI related to the impact on future estimated gross profits from the changes in accounting for certain costs associated with contract continuations that no longer qualify for deferral (see Note 2).

(2) In 2006, DSI was reduced in connection with the disposition through reinsurance agreements of the Company's variable annuity business (see Note
     3).

11. COMMITMENTS, GUARANTEES AND CONTINGENT LIABILITIES

GUARANTY FUNDS

     Under state insurance guaranty fund laws, insurers doing business in a state can be assessed, up to prescribed limits, for certain obligations of insolvent insurance companies to policyholders and claimants. Amounts assessed to each company are typically related to its proportion of business written in a particular state.

     The New York Liquidation Bureau (the "Bureau") has publicly reported that Executive Life Insurance Company of New York ("Executive Life"), currently under its jurisdiction as part of a 1992 court-ordered rehabilitation plan, may only be able to meet future obligations of its annuity contracts for the next fifteen years due to an estimated $600 million shortfall in assets to fund those obligations. If Executive Life were to be declared insolvent in the future, the Company would likely have exposure to guaranty fund assessments or other costs.

     Based on currently available information, the outcome of this situation is uncertain at this time. The Bureau may eventually take actions to address this situation that may lead to guaranty fund assessments or other costs to the Company. Under current law, the Company may be allowed to recoup a portion of the amount of any additional guaranty fund assessment in periods subsequent to the recognition of the assessment by offsetting future premium taxes. The Company's market share in New York was approximately 5.5% in 2006 based on industry annuity premium.

GUARANTEES

     In the normal course of business, the Company provides standard indemnifications to contractual counterparties in connection with numerous transactions, including acquisitions and divestures. The types of indemnifications typically provided include indemnifications for breaches of representations and warranties, taxes and certain other liabilities, such as third party lawsuits. The indemnification clauses are often standard contractual terms and are entered into in the normal course of business based on an assessment that the risk of loss would be remote. The terms of the indemnifications vary in duration and nature. In many cases, the maximum obligation is not explicitly stated and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur. Consequently, the maximum amount of the obligation under such indemnifications is not determinable. Historically, the Company has not made any material payments pursuant to these obligations.

     The aggregate liability balance related to all guarantees was not material as of December 31, 2007.

REGULATION

     The Company is subject to changing social, economic and regulatory conditions. From time to time regulatory authorities or legislative bodies seek to impose additional regulations regarding agent and broker compensation and otherwise expand overall regulation of insurance products and the insurance industry. The ultimate changes and eventual effects of these initiatives on the Company's business, if any, are uncertain.

LEGAL AND REGULATORY PROCEEDINGS AND INQUIRIES

BACKGROUND

     The Company and certain affiliates are involved in a number of lawsuits, regulatory inquiries, and other legal proceedings arising out of various aspects of its business. As background to the "Proceedings" subsection below, please note the following:

     - These matters raise difficult and complicated factual and legal issues and are subject to many uncertainties and complexities, including the underlying facts of each matter; novel legal issues; variations between jurisdictions in which matters are being litigated, heard or investigated; differences in applicable laws and judicial interpretations; the length of time before many of these matters might be resolved by settlement, through litigation or otherwise; the fact that some of the lawsuits are putative class actions in which a class has not been certified and in which the purported class may not be clearly defined; the fact that some of the lawsuits involve multi-state class actions in which the applicable law(s) for the claims at issue is in dispute and therefore unclear; and the current challenging legal environment faced by large corporations and insurance companies.

     - The outcome on these matters may also be affected by decisions, verdicts, and settlements, and the timing of such decisions, verdicts, and settlements, in other individual and class action lawsuits that involve the Company, other insurers, or other entities and by other legal, governmental, and regulatory actions that involve the Company, other insurers, or other entities.

     - In the lawsuits, plaintiffs seek a variety of remedies including equitable relief in the form of injunctive and other remedies and monetary relief in the form of contractual and extra-contractual damages. In some cases, the monetary damages sought include punitive damages. Often specific information about the relief sought, such as the amount of damages, is not available because plaintiffs have not requested specific relief in their pleadings. In our experience, when specific monetary demands are made in pleadings, they bear little relation to the ultimate loss, if any, to the Company.

     - In connection with regulatory examinations and proceedings, government authorities may seek various forms of relief, including penalties, restitution and changes in business practices. The Company may not be advised of the nature and extent of relief sought until the final stages of the examination or proceeding.

     - For the reasons specified above, it is often not possible to make meaningful estimates of the amount or range of loss that could result from the matters described below in the "Proceedings" subsection. The Company reviews these matters on an ongoing basis and follows the provisions of SFAS No. 5, "Accounting for Contingencies" when making accrual and disclosure decisions. When assessing reasonably possible and probable outcomes, the Company bases its decisions on its assessment of the ultimate outcome following all appeals.

     - Due to the complexity and scope of the matters disclosed in the "Proceedings" subsection below and the many uncertainties that exist, the ultimate outcome of these matters cannot be reasonably predicted. In the event of an unfavorable outcome in one or more of these matters, the ultimate liability may be in excess of amounts currently reserved and may be material to the Company's operating results or cash flows for a particular quarterly or annual period. However, based on information currently known to it, management believes that the ultimate outcome of all matters described below as they are resolved over time is not likely to have a material adverse effect on the financial position of the Company.

PROCEEDINGS

     Legal proceedings involving Allstate agencies and AIC may impact the Company, even when the Company is not directly involved, because the Company sells its products through a variety of distribution channels including Allstate agencies. Consequently, information about the more significant of these proceedings is provided in the following paragraph.

     AIC is defending certain matters relating to its agency program reorganization announced in 1999. These matters are in various stages of development.

     - These matters include a lawsuit filed in 2001 by the U.S. Equal Employment Opportunity Commission ("EEOC") alleging retaliation under federal civil rights laws (the "EEOC I" suit) and a class action filed in 2001 by former employee agents alleging retaliation and age discrimination under the Age Discrimination in Employment Act ("ADEA"), breach of contract and ERISA violations (the "Romero I" suit). In 2004, in the consolidated EEOC I and Romero I litigation, the trial court issued a memorandum and order that, among other things, certified classes of agents, including a mandatory class of agents who had signed a release, for purposes of effecting the court's declaratory judgment that the release is voidable at the option of the release signer. The court also ordered that an agent who voids the release must return to AIC "any and all benefits received by the [agent] in exchange for signing the release." The court also stated that, "on the undisputed facts of record, there is no basis for claims of age discrimination." The EEOC and plaintiffs have asked the court to clarify and/or reconsider its memorandum and order and in January 2007, the judge denied their request. In June 2007, the court granted AIC's motions for summary judgment. Following plaintiffs' filing of a notice of appeal, the Third Circuit issued an order in December 31, 2007 stating that the notice of appeal was not taken from a final order within the meaning of the federal law and thus not appealable at this time. Responses to the order were filed in mid-December.

     - The EEOC also filed another lawsuit in 2004 alleging age discrimination with respect to a policy limiting the rehire of agents affected by the agency program reorganization (the "EEOC II" suit). In EEOC II, in 2006, the court granted partial summary judgment to the EEOC. Although the court did not determine that AIC was liable for age discrimination under the ADEA, it determined that the rehire policy resulted in a disparate impact, reserving for trial the determination on whether AIC had reasonable factors other than age to support the rehire policy. AIC's interlocutory appeal of the trial court's summary judgment order is now pending in the United States Court of Appeals for the Eighth Circuit.

     - AIC is also defending a certified class action filed by former employee agents who terminated their employment prior to the agency program reorganization. These plaintiffs have asserted breach of contract and ERISA claims. The court approved the form of class notice which was sent to approximately 1,800 potential class members in November 2007. Fifteen individuals opted out. AIC has moved for judgment on the pleadings and summary judgment.

     - A putative nationwide class action has also been filed by former employee agents alleging various violations of ERISA, including a worker classification issue. These plaintiffs are challenging certain amendments to the Agents Pension Plan and are seeking to have exclusive agent independent contractors treated as employees for benefit purposes. This matter was dismissed with prejudice by the trial court, was the subject of further proceedings on appeal, and was reversed and remanded to the trial court in 2005. In June 2007, the court granted AIC's motion to dismiss the case. Following plaintiffs' filing of a notice of appeal, the Third Circuit issued an order in December 2007 stating that the notice of appeal was not taken from a final order within the meaning of the federal law and thus not appealable at this time. Responses to the order were filed in mid-December.

     In all of these various matters, plaintiffs seek compensatory and punitive damages, and equitable relief. AIC has been vigorously defending these lawsuits and other matters related to its agency program reorganization.

OTHER MATTERS

     Various other legal, governmental, and regulatory actions, including state market conduct exams, and other governmental and regulatory inquiries are currently pending that involve the Company and specific aspects of its conduct of business. Like other members of the insurance industry, the Company is the target of a number of lawsuits and proceedings, some of which involve claims for substantial or indeterminate amounts. These actions are based on a variety of issues and target a range of the Company's practices. The outcome of these disputes is currently unpredictable. One or more of these matters could have an adverse effect on the Company's operating results or cash flows for a particular quarterly or annual period. However, based on information currently known to it, management believes that the ultimate outcome of all matters described in this "Other Matters" subsection in excess of amounts currently reserved, as they are resolved over time is not likely to have a material effect on the operating results, cash flows or financial position of the Company.

12.  INCOME TAXES

     The Company joins the Corporation and its other domestic subsidiaries (the "Allstate Group") in the filing of a consolidated federal income tax return and is party to a federal income tax allocation agreement (the "Allstate Tax Sharing Agreement"). Under the Allstate Tax Sharing Agreement, the Company pays to or receives from the Corporation the amount, if any, by which the Allstate Group's federal income tax liability is affected by virtue of inclusion of the Company in the consolidated federal income tax return. Effectively, this results in the Company's annual income tax provision being computed, with adjustments, as if the Company filed a separate return.

     The Internal Revenue Service ("IRS") is currently examining the Company's 2005 and 2006 federal income tax returns. The IRS has completed its examination of the Company's federal income tax returns through 2004 and the statute of limitations has expired on years prior to 2003. Any adjustments that may result from IRS examinations of tax returns are not expected to have a material impact on the results of operations, cash flows or financial position of the Company.

     The Company adopted the provisions of FIN 48 on January 1, 2007. The Company had no liability for unrecognized tax benefits at January 1, 2007 or December 31, 2007, and believes it is reasonably possible that the liability balance will not significantly increase or decrease within the next twelve months. No amounts have been accrued for interest or penalties.

     The components of the deferred income tax assets and liabilities at December 31 are as follows:

                                            2007        2006
                                         ---------   ---------
(IN THOUSANDS)
DEFERRED ASSETS
Life and annuity reserves                $  65,519   $  67,529
Other assets                                 2,564       1,924
                                         ---------   ---------
   Total deferred assets                    68,083      69,453
                                         ---------   ---------

DEFERRED LIABILITIES
Deferred policy acquisition costs          (56,351)    (59,986)
Unrealized net capital gains               (35,101)    (42,020)
Difference in tax bases of investments     (14,993)    (14,127)
Other liabilities                           (1,375)     (1,260)
                                         ---------   ---------

   Total deferred liabilities             (107,820)   (117,393)
                                         ---------   ---------

   Net deferred liability                $ (39,737)  $ (47,940)
                                         =========   =========

     Although realization is not assured, management believes it is more likely than not that the deferred tax assets will be realized based on the assumption that certain levels of income will be achieved.
     The components of income tax expense for the years ended December 31 are as follows:

($ IN THOUSANDS)                2007      2006      2005
                              -------   -------   -------
Current                       $23,448   $16,949   $24,132
Deferred                         (646)      806    (3,187)
                              -------   -------   -------
   Total income tax expense   $22,802   $17,755   $20,945
                              =======   =======   =======

     The Company paid income taxes of $22.7 million, $23.2 million and $18.4 million in 2007, 2006 and 2005, respectively.

     A reconciliation of the statutory federal income tax rate to the effective income tax rate on income from operations for the years ended December 31 is as follows:

                                            2007   2006   2005
                                            ----   ----   ----
Statutory federal income tax rate           35.0%  35.0%  35.0%
State income tax expense                     2.1    2.7    3.0
Adjustment for prior year tax liabilities   (0.6)  (1.9)   0.3
Other                                       (1.3)  (1.7)  (0.5)
                                            ----   ----   ----
Effective income tax rate                   35.2%  34.1%  37.8%
                                            ====   ====   ====

13. STATUTORY FINANCIAL INFORMATION

     The Company prepares its statutory-basis financial statements in conformity with accounting practices prescribed or permitted by the State of New York. The State of New York requires insurance companies domiciled in its state to prepare statutory-basis financial statements in conformity with the NAIC Accounting Practices and Procedures Manual, subject to any deviations prescribed or permitted by the State of New York Insurance Superintendent. Prescribed statutory accounting practices include a variety of publications of the NAIC, as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

     Statutory accounting practices differ from GAAP primarily since they require charging policy acquisition and certain sales inducement costs to expense as incurred, establishing life insurance reserves based on different actuarial assumptions, and valuing investments and establishing deferred taxes on a different basis.

     Statutory net income for 2007, 2006 and 2005 was $38.2 million, $33.4 million and $35.9 million, respectively. Statutory capital and surplus as of December 31, 2007 and 2006 was $462.4 million and $444.6 million, respectively.

DIVIDENDS

     The ability of the Company to pay dividends is dependent on business conditions, income, cash requirements of the Company and other relevant factors. The payment of shareholder dividends by the Company without prior approval of the state insurance regulator is limited to formula amounts based on net income and capital and surplus, determined in conformity with statutory accounting practices, as well as the timing and amount of dividends paid in the preceding twelve months. The maximum amount of dividends that the Company can distribute during 2008 without prior approval of the New York State Insurance Department is $30.6 million. In the twelve-month period beginning January 1, 2007, the Company did not pay any dividends.

14.  BENEFIT PLANS

PENSION AND OTHER POSTRETIREMENT PLANS

     The Company utilizes the services of AIC employees. AIC provides various benefits, described in the following paragraphs, to its employees. The Company is allocated an appropriate share of the costs associated with these benefits in accordance with a service and expense agreement.

     Defined pension plans, sponsored by AIC, cover most full-time employees and certain part-time employees. Benefits under the pension plans are based upon the employee's length of service and eligible annual compensation. The Company uses the accrual method for its defined benefit plans in accordance with accepted actuarial methods. AIC's funding policy for the pension plans is to make annual contributions at a minimum level that is at least in accordance with regulations under the Internal Revenue Code and in accordance with generally accepted actuarial principles. The allocated cost to the Company included in net income for the pension plans in 2007, 2006 and 2005 was $2.3 million, $3.8 million and $2.5 million, respectively.

     AIC also provides certain health care and life insurance subsidies for employees hired before January 1, 2003 when they retire ("postretirement benefits"). Qualified employees may become eligible for these benefits if they retire in accordance with AIC's established retirement policy and are continuously insured under AIC's group plans or other approved plans in accordance with the plan's participation requirements. AIC shares the cost of the retiree medical benefits with retirees based on years of service, with AIC's share being subject to a 5% limit on annual medical cost inflation after retirement. AIC has the right to modify or terminate these plans. The allocated cost to the Company included in net income was $566 thousand, $551 thousand and $583 thousand for postretirement benefits other than pension plans in 2007, 2006 and 2005, respectively.

PROFIT SHARING PLAN

     Employees of AIC are eligible to become members of The Savings and Profit Sharing Fund of Allstate Employees ("Allstate Plan"). The Corporation's contributions are based on the Corporation's matching obligation and performance. The Company's allocation of profit sharing expense from the Corporation was $1.5 million, $1.5 million and $502 thousand in 2007, 2006 and 2005, respectively.

15. OTHER COMPREHENSIVE INCOME

     The components of other comprehensive (loss) income on a pre-tax and after-tax basis for the years ended December 31 are as follows:

($ IN THOUSANDS)

                                                           2007
                                              ------------------------------
                                                                     After-
                                                Pretax      Tax        tax
                                              ---------   -------   --------
Unrealized holding losses arising during the
   period                                      $(15,895)  $ 5,563   $(10,332)
Less: reclassification adjustment                 3,874    (1,356)     2,518
                                               --------   -------   --------
Unrealized net capital gains and losses         (19,769)    6,919    (12,850)
                                               --------   -------   --------
Other comprehensive loss                       $(19,769)  $ 6,919   $(12,850)
                                               ========   =======   ========

($ IN THOUSANDS)
                                                           2006
                                              ------------------------------
                                                                     After-
                                                Pretax      Tax        tax
                                              ---------   -------   --------
Unrealized holding losses arising during the
   period                                     $(102,314)  $35,810   $(66,504)
Less: reclassification adjustment               (23,960)    8,386    (15,574)
                                              ---------   -------   --------
Unrealized net capital gains and losses         (78,354)   27,424    (50,930)
                                              ---------   -------   --------
Other comprehensive loss                      $ (78,354)  $27,424   $(50,930)
                                              =========   =======   ========

($ IN THOUSANDS)
                                                           2005
                                              ------------------------------
                                                                     After-
                                                Pretax      Tax        tax
                                              ---------   -------   --------
Unrealized holding gains arising during the
   period                                      $(46,529)  $16,285   $(30,244)
Less: reclassification adjustment                (6,087)    2,130     (3,957)
                                               --------   -------   --------
Unrealized net capital gains and losses         (40,442)   14,155    (26,287)
                                               --------   -------   --------
Other comprehensive loss                       $(40,442)  $14,155   $(26,287)
                                               ========   =======   ========

                  ----------------------------------------------------------
                  ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A FINANCIAL STATEMENTS AS OF DECEMBER 31, 2007 AND FOR THE PERIODS ENDED DECEMBER 31, 2007 AND 2006, AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of Allstate Life Insurance Company of New York:

We have audited the accompanying statements of net assets of each of the individual sub-accounts disclosed in Note 1 which comprise the Allstate Life of New York Variable Life Separate Account A (the "Account") as of December 31, 2007, the related statements of operations for the period then ended, and the statements of changes in net assets for each of the periods in the two year period then ended for each of the sub-accounts which comprise the Account. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2007 by correspondence with the Account's fund managers. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the sub-accounts which comprise the Allstate Life of New York Variable Life Separate Account A as of December 31, 2007, the results of their operations for the period then ended, and the changes in their net assets for each of the periods in the two year period then ended for each of the sub-accounts which comprise the Account in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP


Chicago, Illinois
March 25, 2008

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
DECEMBER 31, 2007
------------------------------------------------------------------------------------------------------------------------------------

                             AIM Variable      AIM Variable      AIM Variable      AIM Variable
                               Insurance        Insurance         Insurance          Insurance         The Alger        The Alger
                                 Funds            Funds             Funds              Funds         American Fund    American Fund
                              Sub-Account      Sub-Account       Sub-Account        Sub-Account       Sub-Account      Sub-Account
                           ----------------  ----------------  ----------------  ----------------  ----------------  ---------------

                                                 AIM V. I.                            AIM V. I.                           Alger
                               AIM V. I.          Capital          AIM V. I.           MidCap            Alger          Leveraged
                              Basic Value      Appreciation      Core Equity        Core Equity          Growth          AllCap
                           ----------------  ----------------  ----------------  ----------------  ----------------  ---------------
ASSETS
Investments at fair value  $         44,043  $         91,863  $          2,113  $         48,456  $        112,734  $       128,238
                           ----------------  ----------------  ----------------  ----------------  ----------------  ---------------

   Total assets            $         44,043  $         91,863  $          2,113  $         48,456  $        112,734  $       128,238
                           ================  ================  ================  ================  ================  ===============

NET ASSETS
Accumulation units         $         44,043  $         91,863  $          2,113  $         48,456  $        112,734  $       128,238

   Total net assets        $         44,043  $         91,863  $          2,113  $         48,456  $        112,734  $       128,238
                           ================  ================  ================  ================  ================  ===============

FUND SHARE INFORMATION
Number of shares                      3,460             3,128                73             3,326             2,288            2,315
                           ================  ================  ================  ================  ================  ===============

Cost of investments        $         45,203  $         81,767  $          2,058  $         46,867  $         87,915  $       85,576
                           ================  ================  ================  ================  ================  ===============

ACCUMULATION UNIT VALUE    $          13.26  $          14.14  $          11.80  $          14.34  $          16.26  $         25.42
                           ================  ================  ================  ================  ================  ===============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
DECEMBER 31, 2007
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                        Fidelity        Fidelity
                                              DWS Investments   DWS Investments         DWS             Variable        Variable
                               The Alger         Variable          Variable          Variable          Insurance        Insurance
                             American Fund    Insurance Trust   Insurance Trust      Series II       Products Fund    Products Fund
                              Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account      Sub-Account
                           ----------------  ----------------  ----------------  ----------------  ----------------  ---------------

                                 Alger            DWS VIP           DWS VIP
                                MidCap           Equity 500        Small Cap          DWS VIP          VIP Asset
                                Growth            Index A           Index A         Balanced A          Manager       VIP Contrafund
                           ----------------  ----------------  ----------------  ----------------  ----------------  ---------------
ASSETS
Investments at fair value  $        173,868  $         78,180  $         43,218  $         45,245  $         37,267  $       291,639
                           ----------------  ----------------  ----------------  ----------------  ----------------  ---------------

   Total assets            $        173,868  $         78,180  $         43,218  $         45,245  $         37,267  $       291,639
                           ================  ================  ================  ================  ================  ===============

NET ASSETS
Accumulation units         $        173,868  $         78,180  $         43,218  $         45,245  $         37,267  $       291,639

   Total net assets        $        173,868  $         78,180  $         43,218  $         45,245  $         37,267  $       291,639
                           ================  ================  ================  ================  ================  ===============

FUND SHARE INFORMATION
Number of shares                      7,361             5,034             2,938             1,824             2,249           10,453
                           ================  ================  ================  ================  ================  ===============

Cost of investments        $        148,731  $         66,192  $         41,786  $         41,126  $         35,231  $       312,181
                           ================  ================  ================  ================  ================  ===============

ACCUMULATION UNIT VALUE    $          29.37  $          19.13  $          22.16  $          12.36  $          16.27  $         24.21
                           ================  ================  ================  ================  ================  ===============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
DECEMBER 31, 2007
------------------------------------------------------------------------------------------------------------------------------------

                               Fidelity           Fidelity          Fidelity         Fidelity           Fidelity         Fidelity
                               Variable           Variable          Variable         Variable           Variable         Variable
                               Insurance         Insurance         Insurance         Insurance         Insurance        Insurance
                             Products Fund     Products Fund     Products Fund     Products Fund     Products Fund    Products Fund
                              Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account      Sub-Account
                           ----------------  ----------------  ----------------  ----------------  ----------------  ---------------

                                  VIP                                             VIP Investment         VIP
                             Equity-Income      VIP Growth       VIP Index 500      Grade Bond       Money Market      VIP Overseas
                           ----------------  ----------------  ----------------  ----------------  ----------------  ---------------
ASSETS
Investments at fair value  $        233,281  $        304,302  $        396,389  $        113,464  $         66,300  $       103,585
                           ----------------  ----------------  ----------------  ----------------  ----------------  ---------------

    Total assets           $        233,281  $        304,302  $        396,389  $        113,464  $         66,300  $       103,585
                           ================  ================  ================  ================  ================  ===============

NET ASSETS
Accumulation units         $        233,281  $        304,302  $        396,389  $        113,464  $         66,300  $       103,585

    Total net assets       $        233,281  $        304,302  $        396,389  $        113,464  $         66,300  $       103,585
                           ================  ================  ================  ================  ================  ===============

FUND SHARE INFORMATION
Number of shares                      9,757             6,744             2,417             8,892            66,300            4,091
                           ================  ================  ================  ================  ================  ===============

Cost of investments        $        248,579  $        234,819  $        378,754  $        111,734  $         66,300  $        88,503
                           ================  ================  ================  ================  ================  ===============

ACCUMULATION UNIT VALUE    $          18.59  $          16.21  $          15.49  $          12.06  $          14.04  $         20.54
                           ================  ================  ================  ================  ================  ===============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
DECEMBER 31, 2007
------------------------------------------------------------------------------------------------------------------------------------

                                                Janus Aspen       Janus Aspen       Janus Aspen      Janus Aspen       Janus Aspen
                                                  Series            Series            Series            Series            Series
                              Janus Aspen        (Service          (Service          (Service          (Service         (Service
                                Series            Shares)           Shares)           Shares)           Shares)          Shares)
                              Sub-Account       Sub-Account      Sub-Account       Sub-Account       Sub-Account       Sub-Account
                           ----------------  ----------------  ----------------  ----------------  ----------------  ---------------

                                                                                                                          Small
                                                                                      Mid Cap        Risk-Managed     Company Value
                                 Forty           Balanced        Foreign Stock         Value            Core             (Service
                               Portfolio     (Service Shares)  (Service Shares)  (Service Shares)  (Service Shares)      Shares)
                           ----------------  ----------------  ----------------  ----------------  ----------------  ---------------
ASSETS
Investments at fair value  $         19,602  $         97,944  $         37,279  $         41,082  $          2,056  $        25,202
                           ----------------  ----------------  ----------------  ----------------  ----------------  ---------------

    Total assets           $         19,602  $         97,944  $         37,279  $         41,082  $          2,056  $        25,202
                           ================  ================  ================  ================  ================  ===============

NET ASSETS
Accumulation units         $         19,602  $         97,944  $         37,279  $         41,082  $          2,056  $        25,202

    Total net assets       $         19,602  $         97,944  $         37,279  $         41,082  $          2,056  $        25,202
                           ================  ================  ================  ================  ================  ===============

FUND SHARE INFORMATION
Number of shares                        476             3,151             1,951             2,461               155            1,401
                           ================  ================  ================  ================  ================  ===============

Cost of investments        $         14,498  $         86,484  $         32,328  $         41,037  $          2,051  $        27,573
                           ================  ================  ================  ================  ================  ===============

ACCUMULATION UNIT VALUE    $          19.43  $          16.56  $          18.31  $          15.51  $          14.97  $        12.67
                           ================  ================  ================  ================  ================  ===============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
DECEMBER 31, 2007
------------------------------------------------------------------------------------------------------------------------------------

                                                                  Legg Mason        Legg Mason        Legg Mason
                             Janus Aspen          Lazard           Partners          Partners          Partners        MFS Variable
                                Series          Retirement         Variable          Variable          Variable         Insurance
                           (Service Shares)    Series, Inc.    Portfolios I, Inc Portfolios I, Inc Portfolios I, Inc      Trust
                              Sub-Account      Sub-Account        Sub-Account      Sub-Account        Sub-Account      Sub-Account
                           ----------------  ----------------  ----------------  ----------------  ----------------  ---------------

                                                                   Legg Mason       Legg Mason        Legg Mason
                               Worldwide                            Variable      Variable Global      Variable
                                Growth           Emerging         Fundamental       High Yield        Investors            MFS
                           (Service Shares)       Markets            Value            Bond II         Portfolio I      High Income
                           ----------------  ----------------  ----------------  ----------------  ----------------  ---------------
ASSETS
Investments at fair value  $         23,480  $         27,273  $         53,434  $         36,805  $          8,523  $        17,966
                           ----------------  ----------------  ----------------  ----------------  ----------------  ---------------

    Total assets           $         23,480  $         27,273  $         53,434  $         36,805  $          8,523  $        17,966
                           ================  ================  ================  ================  ================  ===============

NET ASSETS
Accumulation units         $         23,480  $         27,273  $         53,434  $         36,805  $          8,523  $        17,966

    Total net assets       $         23,480  $         27,273  $         53,434  $         36,805  $          8,523  $        17,966
                           ================  ================  ================  ================  ================  ===============

FUND SHARE INFORMATION

Number of shares                        670             1,064             2,464             4,067               516            1,887
                           ================  ================  ================  ================  ================  ===============

Cost of investments        $         19,266  $         23,099  $         58,732  $         39,942  $          8,730  $        18,278
                           ================  ================  ================  ================  ================  ===============

ACCUMULATION UNIT VALUE    $          19.15  $          51.57  $           9.60  $          12.68  $          14.46  $         12.45
                           ================  ================  ================  ================  ================  ===============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
DECEMBER 31, 2007
------------------------------------------------------------------------------------------------------------------------------------

                             MFS Variable      MFS Variable      MFS Variable      MFS Variable      MFS Variable     MFS Variable
                               Insurance        Insurance         Insurance          Insurance         Insurance         Insurance
                                 Trust            Trust             Trust             Trust              Trust             Trust
                              Sub-Account      Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account
                           ----------------  ----------------  ----------------  ----------------  ----------------  ---------------

                            MFS Investors
                               Growth          MFS Investors        MFS New         MFS Total
                                Stock              Trust           Discovery          Return         MFS Utilities      MFS Value
                           ----------------  ----------------  ----------------  ----------------  ----------------  ---------------
ASSETS
Investments at fair value  $         13,708  $          3,243  $         55,374  $         33,555  $         38,650  $        20,197
                           ----------------  ----------------  ----------------  ----------------  ----------------  ---------------

    Total assets           $         13,708  $          3,243  $         55,374  $         33,555  $         38,650  $        20,197
                           ================  ================  ================  ================  ================  ===============

NET ASSETS
Accumulation units         $         13,708  $          3,243  $         55,374  $         33,555  $         38,650  $        20,197

    Total net assets       $         13,708  $          3,243  $         55,374  $         33,555  $         38,650  $        20,197
                           ================  ================  ================  ================  ================  ===============

FUND SHARE INFORMATION
Number of shares                      1,160               138             3,330             1,548             1,121            1,324
                           ================  ================  ================  ================  ================  ===============

Cost of investments        $         12,251  $          2,945  $         52,904  $         32,923  $         25,844  $        17,813
                           ================  ================  ================  ================  ================  ===============

ACCUMULATION UNIT VALUE    $          13.76  $          14.48  $          21.90  $          18.81  $          35.65  $         15.75
                           ================  ================  ================  ================  ================  ===============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
DECEMBER 31, 2007
------------------------------------------------------------------------------------------------------------------------------------

                              Oppenheimer       Oppenheimer       Oppenheimer                       PIMCO Advisors    PIMCO Advisors
                               Variable           Variable          Variable      Panorama Series      Variable          Variable
                             Account Funds     Account Funds     Account Funds       Fund, Inc.     Insurance Trust  Insurance Trust
                              Sub-Account       Sub-Account       Sub-Account        Sub-Account      Sub-Account      Sub-Account
                           ----------------  ----------------  ----------------  ----------------  ----------------  ---------------

                                                Oppenheimer
                              Oppenheimer       Main Street       Oppenheimer       Oppenheimer
                                Global           Small Cap          MidCap         International                          OpCap
                              Securities           Growth            Fund             Growth        OpCap Balanced     Renaissance
                           ----------------  ----------------  ----------------  ----------------  ----------------  ---------------
ASSETS
Investments at fair value  $        118,087  $        217,321  $         20,934  $         42,441  $          8,222  $            44
                           ----------------  ----------------  ----------------  ----------------  ----------------  ---------------

    Total assets           $        118,087  $        217,321  $         20,934  $         42,441  $          8,222  $            44
                           ================  ================  ================  ================  ================  ===============

NET ASSETS
Accumulation units         $        118,087  $        217,321  $         20,934  $         42,441  $          8,222  $            44

    Total net assets       $        118,087  $        217,321  $         20,934  $         42,441  $          8,222  $            44
                           ================  ================  ================  ================  ================  ===============

FUND SHARE INFORMATION
Number of shares                      3,256            11,941               387            19,926               823                3
                           ================  ================  ================  ================  ================  ===============

Cost of investments        $        110,970  $        204,747  $         20,374  $         30,347  $          8,725  $            46
                           ================  ================  ================  ================  ================  ===============

ACCUMULATION UNIT VALUE    $          16.67  $          22.85  $          12.98  $          34.22  $          11.86  $         13.06
                           ================  ================  ================  ================  ================  ===============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
DECEMBER 31, 2007
------------------------------------------------------------------------------------------------------------------------------------

                            PIMCO Advisors                                                                           Putnam Variable
                               Variable       PIMCO Variable    PIMCO Variable     PIMCO Variable   PIMCO Variable        Trust
                            Insurance Trust  Insurance Trust    Insurance Trust   Insurance Trust   Insurance Trust    (Class IA)
                              Sub-Account       Sub-Account       Sub-Account       Sub-Account      Sub-Account       Sub-Account
                           ----------------  ----------------  ----------------  ----------------  ----------------  ---------------

                                 OpCap                                                 PIMCO            PIMCO         VT High Yield
                               Small Cap       Foreign Bond       Money Market      Real Return      Total Return      (Class IA)
                           ----------------  ----------------  ----------------  ----------------  ----------------  ---------------
ASSETS
Investments at fair value  $         39,819  $         25,200  $        119,360  $         22,453  $        105,753  $        34,086
                           ----------------  ----------------  ----------------  ----------------  ----------------  ---------------

    Total assets           $         39,819  $         25,200  $        119,360  $         22,453  $        105,753  $        34,086
                           ================  ================  ================  ================  ================  ===============

NET ASSETS
Accumulation units         $         39,819  $         25,200  $        119,360  $         22,453  $        105,753  $        34,086

    Total net assets       $         39,819  $         25,200  $        119,360  $         22,453  $        105,753  $        34,086
                           ================  ================  ================  ================  ================  ===============

FUND SHARE INFORMATION
Number of shares                      1,364             2,490           119,360             1,786            10,081            4,569
                           ================  ================  ================  ================  ================  ===============

Cost of investments        $         43,485  $         25,294  $        119,360  $         21,982  $        103,762  $        34,705
                           ================  ================  ================  ================  ================  ===============

ACCUMULATION UNIT VALUE    $          15.24  $          12.80  $          11.44  $          12.33  $          13.57  $         16.21
                           ================  ================  ================  ================  ================  ===============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
DECEMBER 31, 2007
------------------------------------------------------------------------------------------------------------------------------------

                                                                 T. Rowe Price     T. Rowe Price     The Universal    The Universal
                            Putnam Variable       Rydex              Equity           Equity         Institutional    Institutional
                           Trust (Class IA)   Variable Trust      Series, Inc.      Series, Inc.       Funds, Inc.      Funds, Inc.
                             Sub-Account       Sub-Account        Sub-Account       Sub-Account       Sub-Account      Sub-Account
                           ----------------  ----------------  ----------------  ----------------  ----------------  ---------------

                           VT International
                              Growth and                        T. Rowe Price                          Van Kampen
                                Income         Rydex Sector       Blue Chip       T. Rowe Price           UIF           Van Kampen
                              (Class IA)         Rotation           Growth        Equity Income      Equity Growth    UIF High Yield
                           ----------------  ----------------  ----------------  ----------------  ----------------  ---------------
ASSETS
Investments at fair value  $         13,588  $         29,417  $         53,071        $ 141,692   $         25,828  $        16,467
                           ----------------  ----------------  ----------------  ----------------  ----------------  ---------------

    Total assets           $         13,588  $         29,417  $         53,071        $ 141,692   $         25,828  $        16,467
                           ================  ================  ================  ================  ================  ===============

NET ASSETS
Accumulation units         $         13,588  $         29,417  $         53,071        $ 141,692   $         25,828  $        16,467

    Total net assets       $         13,588  $         29,417  $         53,071        $ 141,692   $         25,828  $        16,467
                           ================  ================  ================  ================  ================  ===============

FUND SHARE INFORMATION
Number of shares                        819             1,919             4,494            5,981              1,286            1,279
                           ================  ================  ================  ================  ================  ===============

Cost of investments        $         12,644  $         24,764  $         45,557        $ 140,301   $         20,925  $        17,376
                           ================  ================  ================  ================  ================  ===============

ACCUMULATION UNIT VALUE    $          28.49  $          23.54  $          14.29          $ 20.62   $          15.98  $         15.12
                           ================  ================  ================  ================  ================  ===============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
DECEMBER 31, 2007
------------------------------------------------------------------------------------------------------------------------------------

                                                  Van Eck           Van Eck           Van Eck
                             The Universal       Worldwide         Worldwide         Worldwide        Van Kampen        Van Kampen
                             Institutional       Insurance         Insurance         Insurance     Life Investment   Life Investment
                              Funds, Inc.          Trust             Trust             Trust             Trust            Trust
                              Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account      Sub-Account
                           ----------------  ----------------  ----------------  ----------------  ----------------  ---------------

                                                  Van Eck           Van Eck
                              Van Kampen         Worldwide         Worldwide          Van Eck
                               UIF U.S.           Absolute          Emerging         Worldwide                          LIT Growth
                              Real Estate         Return            Markets         Hard Assets     LIT Government      and Income
                           ----------------  ----------------  ----------------------------------  ----------------  ---------------
ASSETS
Investments at fair value  $         43,022  $          4,340  $         47,464  $         21,367  $         20,400  $        79,429
                           ----------------  ----------------  ----------------  ----------------  ----------------  ---------------

    Total assets           $         43,022  $          4,340  $         47,464  $         21,367  $         20,400  $        79,429
                           ================  ================  ================  ================  ================  ===============

NET ASSETS
Accumulation units         $         43,022  $          4,340  $         47,464  $         21,367  $         20,400  $        79,429

    Total net assets       $         43,022  $          4,340  $         47,464  $         21,367  $         20,400  $        79,429
                           ================  ================  ================  ================  ================  ===============

FUND SHARE INFORMATION
Number of shares                      1,951               405             1,712               519             2,143            3,719
                           ================  ================  ================  ================  ================  ===============

Cost of investments        $         46,875  $          4,144  $         41,498  $         16,554  $         19,759  $        74,187
                           ================  ================  ================  ================  ================  ===============

ACCUMULATION UNIT VALUE    $          25.65  $          11.25  $          32.28  $          34.66  $          11.94  $         20.36
                           ================  ================  ================  ================  ================  ===============


See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
DECEMBER 31, 2007
-------------------------------------------

                              Van Kampen
                            Life Investment
                           Trust (Class II)
                              Sub-Account
                           ----------------

                            LIT Aggressive
                                Growth
                              (Class II)
                           ----------------
ASSETS
Investments at fair value  $         27,533
                           ----------------

    Total assets           $         27,533
                           ================

NET ASSETS

Accumulation units         $         27,533

    Total net assets       $         27,533
                           ================

FUND SHARE INFORMATION

Number of shares                      4,813
                           ================

Cost of investments        $         25,138
                           ================

ACCUMULATION UNIT VALUE    $          15.42
                           ================

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007
---------------------------------------------------------------------------------------------------------------------------------

                                      AIM Variable    AIM Variable     AIM Variable    AIM Variable
                                        Insurance      Insurance        Insurance        Insurance     The Alger      The Alger
                                          Funds          Funds            Funds            Funds     American Fund  American Fund
                                       Sub-Account    Sub-Account      Sub-Account      Sub-Account   Sub-Account    Sub-Account
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

                                                        AIM V. I.                       AIM V. I.                       Alger
                                       AIM V. I.        Capital         AIM V. I.         MidCap         Alger        Leveraged
                                      Basic Value     Appreciation     Core Equity     Core Equity       Growth         AllCap
                                     -------------  ---------------  ---------------  -------------  -------------  -------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $         264  $             -  $            25  $         103  $         310  $           -
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

      Net investment income (loss)             264                -               25            103            310              -
                                     -------------  ---------------  ---------------  -------------  -------------  -------------
NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales                    4,588            3,637            2,809          3,226          4,627          4,284
      Cost of investments sold               4,206            3,245            2,647          3,063          3,779          3,046
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

      Realized gains (losses)
         on fund shares                        382              392              162            163            848          1,238

Realized gain distributions                  2,461                -                -            675              -              -
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

      Net realized gains (losses)            2,843              392              162            838            848          1,238

Change in unrealized gains (losses)         (3,012)           7,414              (51)         2,284         15,551         27,068
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

      Net realized and unrealized
         gains (losses)
         on investments                       (169)           7,806              111          3,122         16,399         28,306
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                   $          95  $         7,806  $           136  $       3,225  $      16,709  $      28,306
                                     =============  ===============  ===============  =============  =============  =============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007
---------------------------------------------------------------------------------------------------------------------------------

                                                                                                        Fidelity       Fidelity
                                                    DWS Investments  DWS Investments       DWS          Variable       Variable
                                       The Alger        Variable         Variable        Variable      Insurance      Insurance
                                     American Fund  Insurance Trust  Insurance Trust    Series II    Products Fund  Products Fund
                                      Sub-Account     Sub-Account      Sub-Account     Sub-Account    Sub-Account    Sub-Account
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

                                          Alger         DWS VIP          DWS VIP
                                         MidCap       Equity 500          Small          DWS VIP       VIP Asset         VIP
                                         Growth         Index A        Cap Index A      Balanced A      Manager       Contrafund
                                     -------------  ---------------  ---------------  -------------  -------------  -------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $           -  $         1,117  $           363  $       1,284  $       1,822  $       2,575
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

      Net investment income (loss)               -            1,117              363          1,284          1,822          2,575
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS

Realized gains (losses) on
   fund shares:
      Proceeds from sales                   15,037            7,358            3,366          3,532          5,031         19,469
      Cost of investments sold              13,161            6,063            2,917          3,187          4,817         17,110
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

      Realized gains (losses)
         on fund shares                      1,876            1,295              449            345            214          2,359

Realized gain distributions                 19,348                -            2,660              -            648         68,472
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

      Net realized gains (losses)           21,224            1,295            3,109            345            862         70,831

Change in unrealized gains (losses)         19,702            1,385           (4,353)           267          1,389        (35,559)
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

      Net realized and unrealized
         gains (losses)
         on investments                     40,926            2,680           (1,244)           612          2,251         35,272
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                   $      40,926  $         3,797  $          (881) $       1,896  $       4,073  $      37,847
                                     =============  ===============  ===============  =============  =============  =============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007
---------------------------------------------------------------------------------------------------------------------------------

                                        Fidelity        Fidelity         Fidelity        Fidelity       Fidelity       Fidelity
                                        Variable        Variable         Variable        Variable       Variable       Variable
                                       Insurance       Insurance        Insurance       Insurance      Insurance      Insurance
                                     Products Fund   Products Fund    Products Fund   Products Fund  Products Fund  Products Fund
                                      Sub-Account     Sub-Account      Sub-Account     Sub-Account    Sub-Account    Sub-Account
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

                                                                                          VIP
                                          VIP                                          Investment         VIP            VIP
                                     Equity-Income    VIP Growth      VIP Index 500    Grade Bond     Money Market     Overseas
                                     -------------  ---------------  ---------------  -------------  -------------  -------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $       4,353  $         1,875  $        11,368  $       2,952  $       2,399  $       2,858
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

      Net investment income (loss)           4,353            1,875           11,368          2,952          2,399          2,858
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS

Realized gains (losses) on
   fund shares:
      Proceeds from sales                   10,028            9,626           18,208          4,219         29,120          5,638
      Cost of investments sold               9,317            7,980           16,666          4,205         29,120          4,729
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

      Realized gains (losses)
         on fund shares                        711            1,646            1,542             14              -            909

Realized gain distributions                 19,212              248                -              -              -          4,527
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

      Net realized gains (losses)           19,923            1,894            1,542             14              -          5,436

Change in unrealized gains (losses)        (23,550)          53,212           (2,664)           948              -          4,090
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

      Net realized and unrealized
         gains (losses)
         on investments                     (3,627)          55,106           (1,122)           962              -          9,526
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                   $         726  $        56,981  $        10,246  $       3,914  $       2,399  $      12,384
                                     =============  ===============  ===============  =============  =============  =============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007
---------------------------------------------------------------------------------------------------------------------------------

                                                      Janus Aspen      Janus Aspen     Janus Aspen    Janus Aspen    Janus Aspen
                                                         Series           Series          Series         Series         Series
                                      Janus Aspen       (Service         (Service        (Service       (Service       (Service
                                        Series          Shares)           Shares)         Shares)        Shares)        Shares)
                                      Sub-Account     Sub-Account      Sub-Account     Sub-Account    Sub-Account    Sub-Account
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

                                                                                         Mid Cap      Risk-Managed      Small
                                                       Balanced       Foreign Stock       Value           Core      Company Value
                                         Forty         (Service         (Service        (Service        (Service      (Service
                                       Portfolio        Shares)          Shares)         Shares)         Shares)       Shares)
                                     -------------  ---------------  ---------------  -------------  -------------  -------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $          56  $         2,053  $           448  $       1,027  $           9  $         225
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

      Net investment income (loss)              56            2,053              448          1,027              9            225
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS

Realized gains (losses) on
   fund shares:
      Proceeds from sales                    2,773            6,923            1,705          5,561            484          4,199
      Cost of investments sold               2,254            6,141            1,450          5,266            487          4,104
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

      Realized gains (losses)
         on fund shares                        519              782              255            295             (3)            95

Realized gain distributions                      -                -              621            964             16            627
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

      Net realized gains (losses)              519              782              876          1,259             13            722

Change in unrealized gains (losses)          4,057            5,255            2,913           (764)            77         (2,724)
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

      Net realized and unrealized
         gains (losses)
         on investments                      4,576            6,037            3,789            495             90         (2,002)
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                   $       4,632  $         8,090  $         4,237  $       1,522  $          99  $      (1,777)
                                     =============  ===============  ===============  =============  =============  =============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007
---------------------------------------------------------------------------------------------------------------------------------

                                                                        Legg Mason      Legg Mason     Legg Mason     Legg Mason
                                      Janus Aspen                        Partners        Partners       Partners      Partners
                                        Series           Lazard          Variable        Variable       Variable       Variable
                                        (Service       Retirement       Portfolios      Portfolios     Portfolios     Portfolios
                                         Shares)      Series, Inc.        I, Inc          I, Inc         I, Inc         I, Inc
                                      Sub-Account     Sub-Account      Sub-Account     Sub-Account    Sub-Account    Sub-Account
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

                                                                        Legg Mason                     Legg Mason
                                       Worldwide                         Variable       Legg Mason      Variable      Legg Mason
                                        Growth                           All Cap         Variable        Global        Variable
                                       (Service         Emerging       Portfolio I     Fundamental     High Yield     Investors
                                        Shares)          Markets         (a) (b)      Value (b) (c)      Bond II     Portfolio I
                                     -------------  ---------------  ---------------  -------------  -------------  -------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $         125  $           259  $           144  $         659  $       2,655  $         108
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

      Net investment income (loss)             125              259              144            659          2,655            108
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS

Realized gains (losses) on
   fund shares:
      Proceeds from sales                    1,040            3,894           51,685          4,172          3,133          2,603
      Cost of investments sold                 835            2,687           45,843          4,181          3,094          2,585
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

      Realized gains (losses)
         on fund shares                        205            1,207            5,842             (9)            39             18

Realized gain distributions                      -            3,455            2,504          2,556            164            203
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

      Net realized gains (losses)              205            4,662            8,346          2,547            203            221

Change in unrealized gains (losses)          1,403             (103)          (5,873)        (5,298)        (3,033)          (405)
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

      Net realized and unrealized
         gains (losses)
         on investments                      1,608            4,559            2,473         (2,751)        (2,830)          (184)
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                   $       1,733  $         4,818  $         2,617  $      (2,092) $        (175) $         (76)
                                     =============  ===============  ===============  =============  =============  =============

(a)  For period beginning January 1, 2007 and ended April 27, 2007

(b) On April 27, 2007 Legg Mason Variable All Cap Portfolio I merged into Legg Mason Partners Variable Fundamental Value

(c)  For period beginning April 27, 2007 and ended December 31, 2007

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007
---------------------------------------------------------------------------------------------------------------------------------

                                      MFS Variable    MFS Variable     MFS Variable    MFS Variable   MFS Variable   MFS Variable
                                       Insurance       Insurance        Insurance       Insurance      Insurance      Insurance
                                         Trust           Trust            Trust           Trust          Trust          Trust
                                      Sub-Account     Sub-Account      Sub-Account     Sub-Account    Sub-Account    Sub-Account
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

                                           MFS       MFS Investors    MFS Investors      MFS New       MFS Total
                                       High Income    Growth Stock        Trust         Discovery        Return     MFS Utilities
                                     -------------  ---------------  ---------------  -------------  -------------  -------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $         635  $            35  $            22  $           -  $         607  $         321
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

      Net investment income (loss)             635               35               22              -            607            321
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS

Realized gains (losses) on
   fund shares:
      Proceeds from sales                      783            2,956            1,460          3,168          4,052          4,266
      Cost of investments sold                 782            2,659            1,309          2,791          3,888          2,951
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

      Realized gains (losses)
         on fund shares                          1              297              151            377            164          1,315

Realized gain distributions                      -                -               23          3,427            580          2,325
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

      Net realized gains (losses)                1              297              174          3,804            744          3,640

Change in unrealized gains (losses)           (558)             900               76         (3,168)          (460)         4,289
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

      Net realized and unrealized
         gains (losses)
         on investments                       (557)           1,197              250            636            284          7,929
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                   $          78  $         1,232  $           272  $         636  $         891  $       8,250
                                     =============  ===============  ===============  =============  =============  =============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007
---------------------------------------------------------------------------------------------------------------------------------

                                                                                                                        PIMCO
                                                                                                                       Advisors
                                      MFS Variable    Oppenheimer      Oppenheimer     Oppenheimer      Panorama       Variable
                                       Insurance        Variable         Variable        Variable        Series       Insurance
                                         Trust       Account Funds    Account Funds   Account Funds    Fund, Inc.       Trust
                                      Sub-Account     Sub-Account      Sub-Account     Sub-Account    Sub-Account    Sub-Account
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

                                                                       Oppenheimer
                                                      Oppenheimer      Main Street     Oppenheimer    Oppenheimer
                                                         Global         Small Cap         MidCap     International      OpCap
                                       MFS Value       Securities         Growth           Fund          Growth        Balanced
                                     -------------  ---------------  ---------------  -------------  -------------  -------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $         153  $           953  $           586  $           -  $         317  $         107
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

      Net investment income (loss)             153              953              586              -            317            107
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS

Realized gains (losses) on
   fund shares:
      Proceeds from sales                      511           12,981            5,523          2,843          2,452          1,104
      Cost of investments sold                 441           12,158            4,792          2,711          1,695          1,083
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

      Realized gains (losses)
         on fund shares                         70              823              731            132            757             21

Realized gain distributions                    263            3,985            6,254              -              -            540
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

      Net realized gains (losses)              333            4,808            6,985            132            757            561

Change in unrealized gains (losses)            656           (1,554)         (12,471)           388          3,000         (1,042)
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

      Net realized and unrealized
         gains (losses)
         on investments                        989            3,254           (5,486)           520          3,757           (481)
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                   $       1,142  $         4,207  $        (4,900) $         520  $       4,074  $        (374)
                                     =============  ===============  ===============  =============  =============  =============


See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007
---------------------------------------------------------------------------------------------------------------------------------

                                         PIMCO           PIMCO
                                        Advisors       Advisors           PIMCO           PIMCO          PIMCO          PIMCO
                                        Variable        Variable         Variable        Variable       Variable       Variable
                                       Insurance       Insurance        Insurance       Insurance      Insurance      Insurance
                                         Trust           Trust            Trust           Trust          Trust          Trust
                                      Sub-Account     Sub-Account      Sub-Account     Sub-Account    Sub-Account    Sub-Account
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

                                         OpCap          OpCap                                            PIMCO         PIMCO
                                      Renaissance     Small Cap        Foreign Bond    Money Market   Real Return   Total Return
                                     -------------  ---------------  ---------------  -------------  -------------  -------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $           -  $             -  $           705  $       4,915  $         645  $       4,128
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

      Net investment income (loss)               -                -              705          4,915            645          4,128
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS

Realized gains (losses) on
   fund shares:
      Proceeds from sales                        9            2,381              947         12,791          2,944          6,340
      Cost of investments sold                   9            2,256              962         12,791          2,936          6,507
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

      Realized gains (losses)
         on fund shares                          -              125              (15)             -              8           (167)

Realized gain distributions                      2            8,424                -              -             51              -
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

      Net realized gains (losses)                2            8,549              (15)             -             59           (167)

Change in unrealized gains (losses)             (2)          (8,487)             123              -            968          3,743
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

      Net realized and unrealized
         gains (losses)
         on investments                          -               62              108              -          1,027          3,576
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                   $           -  $            62  $           813  $       4,915  $       1,672  $       7,704
                                     =============  ===============  ===============  =============  =============  =============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007
---------------------------------------------------------------------------------------------------------------------------------

                                         Putnam         Putnam
                                        Variable       Variable                       T. Rowe Price  T. Rowe Price  The Universal
                                         Trust           Trust            Rydex           Equity         Equity     Institutional
                                       (Class IA)      (Class IA)     Variable Trust   Series, Inc.   Series, Inc.   Funds, Inc.
                                      Sub-Account     Sub-Account      Sub-Account     Sub-Account    Sub-Account    Sub-Account
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

                                                           VT
                                                     International
                                                       Growth and                     T. Rowe Price                   Van Kampen
                                     VT High Yield       Income        Rydex Sector      Blue Chip   T. Rowe Price       UIF
                                      (Class IA)       (Class IA)        Rotation         Growth     Equity Income  Equity Growth
                                     -------------  ---------------  ---------------  -------------  -------------  -------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $       2,376  $           206  $             -  $         220  $       2,239  $           -
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

      Net investment income (loss)           2,376              206                -            220          2,239              -
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS

Realized gains (losses) on
   fund shares:
      Proceeds from sales                    3,635            1,536            3,115          4,652         12,748          5,890
      Cost of investments sold               3,624            1,284            2,489          4,039         11,586          4,982
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

      Realized gains (losses)
         on fund shares                         11              252              626            613          1,162            908

Realized gain distributions                      -            1,896            2,125              -          8,154              -
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

      Net realized gains (losses)               11            2,148            2,751            613          9,316            908

Change in unrealized gains (losses)         (1,411)          (1,662)           2,142          3,778         (8,749)         3,206
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

      Net realized and unrealized
         gains (losses)
         on investments                     (1,400)             486            4,893          4,391            567          4,114
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                   $         976  $           692  $         4,893  $       4,611  $       2,806  $       4,114
                                     =============  ===============  ===============  =============  =============  =============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007
---------------------------------------------------------------------------------------------------------------------------------

                                                                         Van Eck         Van Eck        Van Eck       Van Kampen
                                     The Universal   The Universal      Worldwide       Worldwide      Worldwide        Life
                                     Institutional   Institutional      Insurance       Insurance      Insurance      Investment
                                      Funds, Inc.     Funds, Inc.         Trust           Trust          Trust          Trust
                                      Sub-Account     Sub-Account      Sub-Account     Sub-Account    Sub-Account    Sub-Account
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

                                                                         Van Eck         Van Eck
                                       Van Kampen      Van Kampen       Worldwide       Worldwide       Van Eck
                                          UIF           UIF U.S.         Absolute        Emerging      Worldwide         LIT
                                       High Yield     Real Estate         Return         Markets      Hard Assets     Government
                                     -------------  ---------------  ---------------  -------------  -------------  -------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $       1,287  $           443  $            24  $          66  $          15  $         635
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

      Net investment income (loss)           1,287              443               24             66             15            635
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS

Realized gains (losses) on
   fund shares:
      Proceeds from sales                    1,450            3,828              306          4,602          1,534          3,992
      Cost of investments sold               1,488            3,042              288          3,908          1,320          4,032
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

      Realized gains (losses)
         on fund shares                        (38)             786               18            694            214            (40)

Realized gain distributions                      -            3,460               84          2,615          1,435              -
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

      Net realized gains (losses)              (38)           4,246              102          3,309          1,649            (40)

Change in unrealized gains (losses)           (688)         (12,824)              (1)         2,532          4,050            582
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

      Net realized and unrealized
         gains (losses)
         on investments                       (726)          (8,578)             101          5,841          5,699            542
                                     -------------  ---------------  ---------------  -------------  -------------  -------------

INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                   $         561  $        (8,135) $           125  $       5,907  $       5,714  $       1,177
                                     =============  ===============  ===============  =============  =============  =============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007
-------------------------------------------------------------------

                                                       Van Kampen
                                       Van Kampen         Life
                                          Life         Investment
                                       Investment        Trust
                                         Trust         (Class II)
                                      Sub-Account     Sub-Account
                                     -------------  ---------------

                                                     LIT Aggressive
                                       LIT Growth        Growth
                                       and Income     (Class II)
                                     -------------  ---------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $       1,078  $             -
                                     -------------  ---------------

      Net investment income (loss)           1,078                -
                                     -------------  ---------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS

Realized gains (losses) on
   fund shares:
      Proceeds from sales                    6,699            5,049
      Cost of investments sold               5,924            4,817
                                     -------------  ---------------

      Realized gains (losses)
         on fund shares                        775              232

Realized gain distributions                  2,521            1,349
                                     -------------  ---------------

      Net realized gains (losses)            3,296            1,581

Change in unrealized gains (losses)         (2,619)           1,627
                                     -------------  ---------------

      Net realized and unrealized
         gains (losses)
         on investments                        677            3,208
                                     -------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                   $       1,755  $         3,208
                                     =============  ===============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------------------------------

                                               AIM Variable              AIM Variable                  AIM Variable
                                                 Insurance                 Insurance                     Insurance
                                                   Funds                     Funds                         Funds
                                                Sub-Account               Sub-Account                   Sub-Account
                                       --------------------------  --------------------------  --------------------------

                                                                            AIM V. I.
                                                AIM V. I.                    Capital                 AIM V. I. Core
                                               Basic Value                Appreciation                   Equity
                                       --------------------------  --------------------------  --------------------------

                                            2007          2006          2007       2006 (d)        2007      2006 (e) (f)
                                       ------------  ------------  ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)           $        264  $         86  $          -  $         32  $         25  $          9
Net realized gains (losses)                   2,843         1,083           392            83           162            21
Change in unrealized gains (losses)          (3,012)        1,319         7,414         1,986           (51)          106
                                       ------------  ------------  ------------  ------------  ------------  ------------

Increase (decrease) in net assets
   from operations                               95         2,488         7,806         2,101           136           136
                                       ------------  ------------  ------------  ------------  ------------  ------------

INCREASE (DECREASE) IN NET ASSETS
   FROM POLICY TRANSACTIONS
Deposits                                     32,392        16,854        46,130        18,188         4,143         2,894
Benefit payments                                  -             -             -             -             -             -
Payments on termination                      (2,507)         (269)       (1,894)         (242)       (1,896)            -
Loans - net                                       -             -             -             -             -             -
Records maintenance charge                  (10,894)       (6,164)      (18,429)       (6,250)       (2,279)       (1,116)
Transfers among the sub-accounts
   and with the Fixed Account - net           1,548           453         1,388        36,025            (7)          102
                                       ------------  ------------  ------------  ------------  ------------  ------------

Increase (decrease) in net assets
   from policy transactions                  20,539        10,874        27,195        47,721           (39)        1,880
                                       ------------  ------------  ------------  ------------  ------------  ------------

INCREASE (DECREASE) IN NET ASSETS            20,634        13,362        35,001        49,822            97         2,016

NET ASSETS AT BEGINNING OF PERIOD            23,409        10,047        56,862         7,040         2,016             -
                                       ------------  ------------  ------------  ------------  ------------  ------------

NET ASSETS AT END OF PERIOD            $     44,043  $     23,409  $     91,863  $     56,862  $      2,113  $      2,016
                                       ============  ============  ============  ============  ============  ============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                  1,792           871         4,506           593           185             -
         Units issued                         1,868         1,092         2,258         4,025           237           257
         Units redeemed                        (339)         (171)         (266)         (112)         (243)          (72)
                                       ------------  ------------  ------------  ------------  ------------  ------------
   Units outstanding at end of period         3,321         1,792         6,498         4,506           179           185
                                       ============  ============  ============  ============  ============  ============

(d) On November 3, 2006, AIM V. I. Demographic Trends merged into AIM V. I. Capital Appreciation
(e) For period beginning April 28, 2006 and ended December 31, 2006
(f) On April 28, 2006, AIM V. I. Premier Equity merged into AIM V. I. Core
Equity

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------------------------------

                                       AIM Variable         AIM Variable         AIM Variable
                                         Insurance            Insurance           Insurance             The Alger
                                           Funds                Funds               Funds             American Fund
                                        Sub-Account          Sub-Account          Sub-Account          Sub-Account
                                       ------------  --------------------------  ------------  --------------------------

                                         AIM V. I.             AIM V. I.           AIM V. I.
                                        Demographic           MidCap Core           Premier
                                          Trends                Equity              Equity            Alger Growth
                                       ------------  --------------------------  ------------  --------------------------

                                         2006 (d)        2007          2006        2006 (f)        2007          2006
                                       ------------  ------------  ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)           $          -  $        103  $        227  $          1  $        310  $         70
Net realized gains (losses)                   3,791           838         2,437             5           848           338
Change in unrealized gains (losses)          (2,489)        2,284          (825)           (2)       15,551         3,353
                                       ------------  ------------  ------------  ------------  ------------  ------------

Increase (decrease) in net assets
   from operations                            1,302         3,225         1,839             4        16,709         3,761
                                       ------------  ------------  ------------  ------------  ------------  ------------

INCREASE (DECREASE) IN NET ASSETS
   FROM POLICY TRANSACTIONS
Deposits                                     13,613        32,531        18,960            64        50,096        44,047
Benefit payments                                  -             -             -             -             -             -
Payments on termination                        (794)         (955)         (110)            -        (2,690)       (1,265)
Loans - net                                       -             -             -             -          (246)            -
Records maintenance charge                   (6,683)      (11,376)       (5,364)          (28)      (25,645)      (19,877)
Transfers among the sub-accounts
   and with the Fixed Account - net         (34,216)            8            24          (106)         (485)       (1,571)
                                       ------------  ------------  ------------  ------------  ------------  ------------

Increase (decrease) in net assets
   from policy transactions                 (28,080)       20,208        13,510           (70)       21,030        21,334
                                       ------------  ------------  ------------  ------------  ------------  ------------

INCREASE (DECREASE) IN NET ASSETS           (26,778)       23,433        15,349           (66)       37,739        25,095

NET ASSETS AT BEGINNING OF PERIOD            26,778        25,023         9,674            66        74,995        49,900
                                       ------------  ------------  ------------  ------------  ------------  ------------

NET ASSETS AT END OF PERIOD            $          -  $     48,456  $     25,023  $          -  $    112,734  $     74,995
                                       ============  ============  ============  ============  ============  ============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                  1,645         1,911           822             6         5,533         3,871
         Units issued                           746         1,692         1,160             3         1,710         2,034
         Units redeemed                      (2,391)         (225)          (71)           (9)         (309)         (372)
                                       ------------  ------------  ------------  ------------  ------------  ------------
   Units outstanding at end of period             -         3,378         1,911             -         6,934         5,533
                                       ============  ============  ============  ============  ============  ============

(d) On November 3, 2006, AIM V. I. Demographic Trends merged into AIM V. I. Capital Appreciation
(f) On April 28, 2006, AIM V. I. Premier Equity merged into AIM V. I. Core
Equity

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------------------------------

                                                                                                     DWS Investments
                                                                                                        Variable
                                                The Alger                   The Alger                   Insurance
                                              American Fund               American Fund                   Trust
                                               Sub-Account                 Sub-Account                 Sub-Account
                                       --------------------------  --------------------------  --------------------------

                                             Alger Leveraged               Alger MidCap              DWS VIP Equity
                                                 AllCap                      Growth                    500 Index A
                                       --------------------------  --------------------------  --------------------------

                                           2007          2006          2007          2006          2007          2006
                                       ------------  ------------  ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)           $          -  $          -  $          -  $          -  $      1,117  $        636
Net realized gains (losses)                   1,238           908        21,224        12,131         1,295           500
Change in unrealized gains (losses)          27,068         9,447        19,702        (2,185)        1,385         7,345
                                       ------------  ------------  ------------  ------------  ------------  ------------

Increase (decrease) in net assets
   from operations                           28,306        10,355        40,926         9,946         3,797         8,481
                                       ------------  ------------  ------------  ------------  ------------  ------------

INCREASE (DECREASE) IN NET ASSETS
   FROM POLICY TRANSACTIONS
Deposits                                     45,234        35,563        67,979        62,905        27,524        32,310
Benefit payments                                  -             -             -             -             -             -
Payments on termination                        (602)          (77)       (3,187)       (2,532)       (4,089)         (645)
Loans - net                                      (9)         (861)       (2,241)            -          (286)         (835)
Records maintenance charge                  (19,810)      (11,430)      (34,812)      (27,691)      (15,125)      (17,053)
Transfers among the sub-accounts
   and with the Fixed Account - net           2,068        (2,049)      (11,720)          251          (536)           16
                                       ------------  ------------  ------------  ------------  ------------  ------------

Increase (decrease) in net assets
   from policy transactions                  26,881        21,146        16,019        32,933         7,488        13,793
                                       ------------  ------------  ------------  ------------  ------------  ------------

INCREASE (DECREASE) IN NET ASSETS            55,187        31,501        56,945        42,879        11,285        22,274

NET ASSETS AT BEGINNING OF PERIOD            73,051        41,550       116,923        74,044        66,895        44,621
                                       ------------  ------------  ------------  ------------  ------------  ------------

NET ASSETS AT END OF PERIOD            $    128,238  $     73,051  $    173,868  $    116,923  $     78,180  $     66,895
                                       ============  ============  ============  ============  ============  ============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                  3,837         2,603         5,238         3,654         3,683         2,838
         Units issued                         1,399         1,705         1,218         1,678           788         1,167
         Units redeemed                        (192)         (471)         (535)          (94)         (384)         (322)
                                       ------------  ------------  ------------- ------------  ------------  ------------
   Units outstanding at end of period         5,044         3,837         5,921         5,238         4,087         3,683
                                       ============  ============  ============= ============  ============  ============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------------------------------

                                             DWS Investments                                            Fidelity
                                                Variable                       DWS                      Variable
                                                Insurance                   Variable                    Insurance
                                                  Trust                     Series II                 Products Fund
                                               Sub-Account                 Sub-Account                 Sub-Account
                                       --------------------------  --------------------------  --------------------------

                                              DWS VIP Small                  DWS VIP                    VIP Asset
                                               Cap Index A                 Balanced A                    Manager
                                       --------------------------  --------------------------  --------------------------

                                           2007          2006          2007          2006          2007          2006
                                       ------------  ------------  ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)           $        363  $        207  $      1,284  $        777  $      1,822  $        133
Net realized gains (losses)                   3,109         1,736           345         1,435           862            63
Change in unrealized gains (losses)          (4,353)        3,424           267         1,416         1,389           373
                                       ------------  ------------  ------------  ------------  ------------  ------------

Increase (decrease) in net assets
   from operations                             (881)        5,367         1,896         3,628         4,073           569
                                       ------------  ------------  ------------  ------------  ------------  ------------

INCREASE (DECREASE) IN NET ASSETS
   FROM POLICY TRANSACTIONS
Deposits                                     13,131        15,333        16,322        17,515        25,090        15,732
Benefit payments                                  -             -             -             -             -             -
Payments on termination                      (2,829)       (1,401)       (1,623)       (1,386)          (88)         (147)
Loans - net                                     (57)            -            (3)         (335)            -             -
Records maintenance charge                   (5,886)       (6,267)       (9,168)       (9,523)       (9,643)       (3,208)
Transfers among the sub-accounts
   and with the Fixed Account - net             599           109           147       (14,889)           (8)           20
                                       ------------  ------------  ------------  ------------  ------------  ------------

Increase (decrease) in net assets
   from policy transactions                   4,958         7,774         5,675        (8,618)       15,351        12,397
                                       ------------  ------------  ------------  ------------  ------------  ------------

INCREASE (DECREASE) IN NET ASSETS             4,077        13,141         7,571        (4,990)       19,424        12,966

NET ASSETS AT BEGINNING OF PERIOD            39,141        26,000        37,674        42,664        17,843         4,877
                                       ------------  ------------  ------------  ------------  ------------  ------------

NET ASSETS AT END OF PERIOD            $     43,218  $     39,141  $     45,245  $     37,674  $     37,267  $     17,843
                                       ============  ============  ============  ============  ============  ============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                  1,733         1,352         3,197         3,991         1,267           371
         Units issued                           364           573           755           941         1,353           993
         Units redeemed                        (147)         (192)         (290)       (1,735)         (330)          (97)
                                       ------------  ------------  ------------  ------------  ------------  ------------
   Units outstanding at end of period         1,950         1,733         3,662         3,197         2,290         1,267
                                       ============  ============  ============  ============  ============  ============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------------------------------

                                                Fidelity                    Fidelity                    Fidelity
                                                Variable                    Variable                    Variable
                                                Insurance                   Insurance                   Insurance
                                              Products Fund               Products Fund               Products Fund
                                               Sub-Account                 Sub-Account                 Sub-Account
                                       --------------------------  --------------------------  --------------------------

                                                                               VIP
                                             VIP Contrafund               Equity-Income                VIP Growth
                                       --------------------------  --------------------------  --------------------------

                                           2007          2006          2007          2006          2007          2006
                                       ------------  ------------  ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)           $      2,575  $      1,992  $      4,353  $      4,017  $      1,875  $        405
Net realized gains (losses)                  70,831        14,988        19,923        15,572         1,894           272
Change in unrealized gains (losses)         (35,559)         (914)      (23,550)        3,049        53,212         9,056
                                       ------------  ------------  ------------  ------------  ------------  ------------

Increase (decrease) in net assets
   from operations                           37,847        16,066           726        22,638        56,981         9,733
                                       ------------  ------------  ------------  ------------  ------------  ------------

INCREASE (DECREASE) IN NET ASSETS
   FROM POLICY TRANSACTIONS
Deposits                                    137,262       112,566       132,570       110,078       149,891       122,352
Benefit payments                                  -             -             -             -             -             -
Payments on termination                      (5,607)       (2,818)       (8,327)       (6,673)      (10,049)       (3,823)
Loans - net                                    (852)            -        (1,795)         (669)       (4,945)            -
Records maintenance charge                  (55,566)      (41,549)      (55,064)      (43,065)      (64,807)      (48,851)
Transfers among the sub-accounts
   and with the Fixed Account - net          (9,392)        3,343         1,015        (2,219)       (2,976)          768
                                       ------------  ------------  ------------  ------------  ------------  ------------

Increase (decrease) in net assets
   from policy transactions                  65,845        71,542        68,399        57,452        67,114        70,446
                                       ------------  ------------  ------------  ------------  ------------  ------------

INCREASE (DECREASE) IN NET ASSETS           103,692        87,608        69,125        80,090       124,095        80,179

NET ASSETS AT BEGINNING OF PERIOD           187,947       100,339       164,156        84,066       180,207       100,028
                                       ------------  ------------  ------------  ------------  ------------  ------------

NET ASSETS AT END OF PERIOD            $    291,639  $    187,947  $    233,281  $    164,156  $    304,302  $    180,207
                                       ============  ============  ============  ============  ============  ============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                  9,128         5,444         8,963         5,517        14,114         8,371
         Units issued                         3,785         3,967         4,109         4,125         5,323         6,033
         Units redeemed                        (868)         (283)         (526)         (679)         (665)         (290)
                                       ------------  ------------  ------------  ------------  ------------  ------------
   Units outstanding at end of period        12,045         9,128        12,546         8,963        18,772        14,114
                                       ============  ============  ============  ============  ============  ============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------------------------------

                                               Fidelity                     Fidelity                    Fidelity
                                               Variable                     Variable                    Variable
                                               Insurance                    Insurance                   Insurance
                                             Products Fund                Products Fund               Products Fund
                                              Sub-Account                  Sub-Account                 Sub-Account
                                       --------------------------  --------------------------  --------------------------

                                                                         VIP Investment                 VIP Money
                                               VIP Index 500               Grade Bond                    Market
                                       --------------------------  --------------------------  --------------------------

                                           2007          2006          2007          2006          2007          2006
                                       ------------  ------------  ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)           $     11,368  $        440  $      2,952  $      1,427  $      2,399  $      1,525
Net realized gains (losses)                   1,542           198            14            59             -             -
Change in unrealized gains (losses)          (2,664)       19,009           948           998             -             -
                                       ------------  ------------  ------------  ------------  ------------  ------------

Increase (decrease) in net assets
   from operations                           10,246        19,647         3,914         2,484         2,399         1,525
                                       ------------  ------------  ------------  ------------  ------------  ------------

INCREASE (DECREASE) IN NET ASSETS
   FROM POLICY TRANSACTIONS
Deposits                                    244,695       184,812        77,060        49,043        41,908        31,844
Benefit payments                                  -             -             -             -             -             -
Payments on termination                      (3,940)         (203)       (3,476)       (1,604)       (2,821)       (4,149)
Loans - net                                  (3,970)            -          (510)            -             -             -
Records maintenance charge                  (56,869)      (29,290)      (30,196)      (18,401)      (16,441)      (12,527)
Transfers among the sub-accounts
   and with the Fixed Account - net           4,837         2,484         1,050           436         4,892         5,380
                                       ------------  ------------  ------------  ------------  ------------  ------------

Increase (decrease) in net assets
   from policy transactions                 184,753       157,803        43,928        29,474        27,538        20,548
                                       ------------  ------------  ------------  ------------  ------------  ------------

INCREASE (DECREASE) IN NET ASSETS           194,999       177,450        47,842        31,958        29,937        22,073

NET ASSETS AT BEGINNING OF PERIOD           201,390        23,940        65,622        33,664        36,363        14,290
                                       ------------  ------------  ------------  ------------  ------------  ------------

NET ASSETS AT END OF PERIOD            $    396,389  $    201,390  $    113,464  $     65,622  $     66,300  $     36,363
                                       ============  ============  ============  ============  ============  ============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                 13,708         1,886         5,676         3,038         2,725         1,123
         Units issued                        13,058        21,354         4,084         2,744         4,120         3,304
         Units redeemed                      (1,177)       (9,532)         (355)         (106)       (2,122)       (1,702)
                                       ------------  ------------  ------------  ------------  ------------  ------------
   Units outstanding at end of period        25,589        13,708         9,405         5,676         4,723         2,725
                                       ============  ============  ============  ============  ============  ============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------------------------------

                                                Fidelity
                                                Variable                                               Janus Aspen
                                                Insurance                  Janus Aspen                   Series
                                              Products Fund                  Series                 (Service Shares)
                                               Sub-Account                 Sub-Account                 Sub-Account
                                       --------------------------  --------------------------  --------------------------

                                                                              Forty                    Balanced
                                              VIP Overseas                  Portfolio               (Service Shares)
                                       --------------------------  --------------------------  --------------------------

                                           2007          2006          2007          2006          2007          2006
                                       ------------  ------------  ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)           $      2,858  $        273  $         56  $         29  $      2,053  $      1,163
Net realized gains (losses)                   5,436           616           519            47           782           108
Change in unrealized gains (losses)           4,090         6,169         4,057           780         5,255         3,988
                                       ------------  ------------  ------------  ------------  ------------  ------------

Increase (decrease) in net assets
   from operations                           12,384         7,058         4,632           856         8,090         5,259
                                       ------------  ------------  ------------  ------------  ------------  ------------

INCREASE (DECREASE) IN NET ASSETS
   FROM POLICY TRANSACTIONS
Deposits                                     62,479        43,679        11,081         9,160        47,490        45,402
Benefit payments                                  -             -             -             -             -             -
Payments on termination                      (4,342)       (1,111)         (149)            -        (5,461)         (897)
Loans - net                                  (2,212)            -             -             -        (1,685)         (398)
Records maintenance charge                  (26,066)      (15,129)       (5,924)       (3,335)      (23,040)      (16,623)
Transfers among the sub-accounts
   and with the Fixed Account - net             430          (498)         (537)           27            29         3,113
                                       ------------  ------------  ------------  ------------  ------------  ------------

Increase (decrease) in net assets
   from policy transactions                  30,289        26,941         4,471         5,852        17,333        30,597
                                       ------------  ------------  ------------  ------------  ------------  ------------

INCREASE (DECREASE) IN NET ASSETS            42,673        33,999         9,103         6,708        25,423        35,856

NET ASSETS AT BEGINNING OF PERIOD            60,912        26,913        10,499         3,791        72,521        36,665
                                       ------------  ------------  ------------  ------------  ------------  ------------

NET ASSETS AT END OF PERIOD            $    103,585  $     60,912  $     19,602  $     10,499  $     97,944  $     72,521
                                       ============  ============  ============  ============  ============  ============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                  3,478         1,815           740           292         4,828         2,695
         Units issued                         1,857         1,837           436           521         1,519         2,249
         Units redeemed                        (293)         (174)         (167)          (73)         (434)         (116)
                                       ------------  ------------  ------------  ------------  ------------  ------------
   Units outstanding at end of period         5,042         3,478         1,009           740         5,913         4,828
                                       ============  ============  ============  ============  ============  ============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------------------------------

                                              Janus Aspen                  Janus Aspen                 Janus Aspen
                                                Series                       Series                      Series
                                             (Service Shares)           (Service Shares)            (Service Shares)
                                              Sub-Account                  Sub-Account                 Sub-Account
                                       --------------------------  --------------------------  --------------------------

                                               Foreign Stock              Mid Cap Value             Risk-Managed Core
                                             (Service Shares)           (Service Shares)            (Service Shares)
                                       --------------------------  --------------------------  --------------------------

                                           2007          2006          2007          2006          2007          2006
                                       ------------  ------------  ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)           $        448  $        262  $      1,027  $        276  $          9  $          1
Net realized gains (losses)                     876           442         1,259           332            13            73
Change in unrealized gains (losses)           2,913         1,467          (764)          812            77            15
                                       ------------  ------------  ------------  ------------  ------------  ------------

Increase (decrease) in net assets
   from operations                            4,237         2,171         1,522         1,420            99            89
                                       ------------  ------------  ------------  ------------  ------------  ------------

INCREASE (DECREASE) IN NET ASSETS
   FROM POLICY TRANSACTIONS
Deposits                                     23,190        13,051        35,297        14,901         1,571           557
Benefit payments                                  -             -             -             -             -             -
Payments on termination                        (590)         (483)       (1,304)           (6)          (39)            -
Loans - net                                       -             -             -             -             -             -
Records maintenance charge                   (9,704)       (4,942)      (10,052)       (5,576)         (666)         (261)
Transfers among the sub-accounts
   and with the Fixed Account - net              (8)        2,983           725           (52)           30           (56)
                                       ------------  ------------  ------------  ------------  ------------  ------------

Increase (decrease) in net assets
   from policy transactions                  12,888        10,609        24,666         9,267           896           240
                                       ------------  ------------  ------------  ------------  ------------  ------------

INCREASE (DECREASE) IN NET ASSETS            17,125        12,780        26,188        10,687           995           329

NET ASSETS AT BEGINNING OF PERIOD            20,154         7,374        14,894         4,207         1,061           732
                                       ------------  ------------  ------------  ------------  ------------  ------------

NET ASSETS AT END OF PERIOD            $     37,279  $     20,154  $     41,082  $     14,894  $      2,056  $      1,061
                                       ============  ============  ============  ============  ============  ============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                  1,302           562         1,029           334            75            58
         Units issued                           831           846         1,976           906            95            29
         Units redeemed                         (97)         (106)         (357)         (211)          (33)          (12)
                                       ------------  ------------  ------------  ------------  ------------  ------------
   Units outstanding at end of period         2,036         1,302         2,648         1,029           137            75
                                       ============  ============  ============  ============  ============  ============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------------------------------

                                               Janus Aspen                 Janus Aspen                  Lazard
                                                  Series                     Series                    Retirement
                                             (Service Shares)           (Service Shares)              Series, Inc.
                                               Sub-Account                 Sub-Account                 Sub-Account
                                       --------------------------  --------------------------  --------------------------

                                                                            Worldwide
                                           Small Company Value                Growth                    Emerging
                                             (Service Shares)            (Service Shares)                Markets
                                       --------------------------  --------------------------  --------------------------

                                           2007          2006          2007          2006          2007          2006
                                       ------------  ------------  ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)           $        225  $          -  $        125  $        231  $        259  $         55
Net realized gains (losses)                     722            68           205           110         4,662         1,238
Change in unrealized gains (losses)          (2,724)          352         1,403         2,145          (103)        1,728
                                       ------------  ------------  ------------  ------------  ------------  ------------

Increase (decrease) in net assets
   from operations                           (1,777)          420         1,733         2,486         4,818         3,021
                                       ------------  ------------  ------------  ------------  ------------  ------------

INCREASE (DECREASE) IN NET ASSETS
   FROM POLICY TRANSACTIONS
Deposits                                     29,508         5,745         9,796         8,701         6,259         4,536
Benefit payments                                  -             -             -             -             -             -
Payments on termination                        (915)            -          (271)         (577)       (1,943)         (637)
Loans - net                                       -             -             -             -          (300)            -
Records maintenance charge                   (7,199)       (1,914)       (5,015)       (4,356)       (3,584)       (2,721)
Transfers among the sub-accounts
   and with the Fixed Account - net             807           (21)         (190)          786         8,376           806
                                       ------------  ------------  ------------  ------------  ------------  ------------

Increase (decrease) in net assets
   from policy transactions                  22,201         3,810         4,320         4,554         8,808         1,984
                                       ------------  ------------  ------------  ------------  ------------  ------------

INCREASE (DECREASE) IN NET ASSETS            20,424         4,230         6,053         7,040        13,626         5,005

NET ASSETS AT BEGINNING OF PERIOD             4,778           548        17,427        10,387        13,647         8,642
                                       ------------  ------------  ------------  ------------  ------------  ------------

NET ASSETS AT END OF PERIOD            $     25,202  $      4,778  $     23,480  $     17,427  $     27,273  $     13,647
                                       ============  ============  ============  ============  ============  ============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                    354            49           995           700           353           290
         Units issued                         1,936           364           286           362           261           111
         Units redeemed                        (301)          (59)          (55)          (67)          (85)          (48)
                                       ------------  ------------  ------------  ------------  ------------  ------------
   Units outstanding at end of period         1,989           354         1,226           995           529           353
                                       ============  ============  ============  ============  ============  ============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------

                                                                    Legg Mason
                                              Legg Mason             Partners            Legg Mason
                                               Partners              Variable             Partners
                                               Variable             Portfolios            Variable
                                           Portfolios I, Inc          I, Inc          Portfolios I, Inc
                                              Sub-Account           Sub-Account         Sub-Account
                                       --------------------------  ------------  --------------------------

                                                                    Legg Mason           Legg Mason
                                              Legg Mason             Variable             Variable
                                              Variable All          Fundamental          Global High
                                            Cap Portfolio I            Value            Yield Bond II
                                       --------------------------  ------------  --------------------------

                                       2007 (a) (b)      2006      2007 (b) (c)      2007          2006
                                       ------------  ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)           $        144  $        586  $        659  $      2,655  $      1,453
Net realized gains (losses)                   8,346         1,840         2,547           203           137
Change in unrealized gains (losses)          (5,873)        4,055        (5,298)       (3,033)          431
                                       ------------  ------------  ------------  ------------  ------------

Increase (decrease) in net assets
   from operations                            2,617         6,481        (2,092)         (175)        2,021
                                       ------------  ------------  ------------  ------------  ------------

INCREASE (DECREASE) IN NET ASSETS
   FROM POLICY TRANSACTIONS
Deposits                                      6,633        19,889        14,146        22,077        18,382
Benefit payments                                  -             -             -             -             -
Payments on termination                        (586)         (782)       (2,653)       (2,155)         (287)
Loans - net                                       -             -             -             -             -
Records maintenance charge                   (3,659)      (10,706)       (7,628)       (9,405)       (6,396)
Transfers among the sub-accounts
   and with the Fixed Account - net         (50,959)          547        51,661           891          (151)
                                       ------------  ------------  ------------  ------------  ------------

Increase (decrease) in net assets
   from policy transactions                 (48,571)        8,948        55,526        11,408        11,548
                                       ------------  ------------  ------------  ------------  ------------

INCREASE (DECREASE) IN NET ASSETS           (45,954)       15,429        53,434        11,233        13,569

NET ASSETS AT BEGINNING OF PERIOD            45,954        30,525             -        25,572        12,003
                                       ------------  ------------  ------------  ------------  ------------

NET ASSETS AT END OF PERIOD            $          -  $     45,954  $     53,434  $     36,805  $     25,572
                                       ============  ============  ============  ============  ============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                  2,322         1,822             -         2,015         1,046
         Units issued                           156           658         5,985         1,129         1,148
         Units redeemed                      (2,478)         (158)         (417)         (242)         (179)
                                       ------------  ------------  ------------  ------------  ------------
   Units outstanding at end of period             -         2,322         5,568         2,902         2,015
                                       ============  ============  ============  ============  ============

(a) For period beginning January 1, 2007 and ended April 27, 2007
(b) On April 27, 2007 Legg Mason Variable All Cap Portfolio I merged into Legg Mason Partners Variable Fundamental Value
(c) For period beginning April 27, 2007 and ended December 31, 2007

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------------------------------

                                               Legg Mason
                                                Partners                   MFS Variable               MFS Variable
                                                Variable                     Insurance                  Insurance
                                            Portfolios I, Inc                  Trust                      Trust
                                               Sub-Account                  Sub-Account                Sub-Account
                                       --------------------------  --------------------------  --------------------------

                                               Legg Mason
                                                 Variable
                                                Investors                   MFS High                  MFS Investors
                                               Portfolio I                   Income                   Growth Stock
                                       --------------------------  --------------------------  --------------------------

                                           2007          2006          2007          2006          2007          2006
                                       ------------  ------------  ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)           $        108  $         30  $        635  $        146  $         35  $          -
Net realized gains (losses)                     221            51             1            (4)          297            16
Change in unrealized gains (losses)            (405)          170          (558)          243           900           416
                                       ------------  ------------  ------------  ------------  ------------  ------------

Increase (decrease) in net assets
   from operations                              (76)          251            78           385         1,232           432
                                       ------------  ------------  ------------  ------------  ------------  ------------

INCREASE (DECREASE) IN NET ASSETS
   FROM POLICY TRANSACTIONS
Deposits                                      7,606         1,532        16,606         6,820        11,072         8,586
Benefit payments                                  -             -             -             -             -             -
Payments on termination                           -             -           (28)            -          (664)         (137)
Loans - net                                       -             -             -             -          (340)            -
Records maintenance charge                     (992)         (592)       (5,844)       (1,771)       (5,895)       (3,337)
Transfers among the sub-accounts
   and with the Fixed Account - net             (26)            -           404           240             1             -
                                       ------------  ------------  ------------  ------------  ------------  ------------

Increase (decrease) in net assets
   from policy transactions                   6,588           940        11,138         5,289         4,174         5,112
                                       ------------  ------------  ------------  ------------  ------------  ------------

INCREASE (DECREASE) IN NET ASSETS             6,512         1,191        11,216         5,674         5,406         5,544

NET ASSETS AT BEGINNING OF PERIOD             2,011           820         6,750         1,076         8,302         2,758
                                       ------------  ------------  ------------  ------------  ------------  ------------

NET ASSETS AT END OF PERIOD            $      8,523  $      2,011  $     17,966  $      6,750  $     13,708  $      8,302
                                       ============  ============  ============  ============  ============  ============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                    145            70           552            97           672           240
         Units issued                           626            80           954           488           547           463
         Units redeemed                        (182)           (5)          (63)          (33)         (223)          (31)
                                       ------------  ------------  ------------  ------------  ------------  ------------
   Units outstanding at end of period           589           145         1,443           552           996           672
                                       ============  ============  ============  ============  ============  ============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------------------------------

                                              MFS Variable                MFS Variable                MFS Variable
                                                Insurance                   Insurance                   Insurance
                                                  Trust                       Trust                       Trust
                                               Sub-Account                 Sub-Account                 Sub-Account
                                       --------------------------  --------------------------  --------------------------

                                              MFS Investors                  MFS New                    MFS Total
                                                  Trust                     Discovery                    Return
                                       --------------------------  --------------------------  --------------------------

                                           2007          2006          2007          2006          2007          2006
                                       ------------  ------------  ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)           $         22  $          7  $          -  $          -  $        607  $        239
Net realized gains (losses)                     174            25         3,804           583           744           337
Change in unrealized gains (losses)              76           144        (3,168)        3,414          (460)        1,057
                                       ------------  ------------  ------------  ------------  ------------  ------------

Increase (decrease) in net assets
   from operations                              272           176           636         3,997           891         1,633
                                       ------------  ------------  ------------  ------------  ------------  ------------

INCREASE (DECREASE) IN NET ASSETS
   FROM POLICY TRANSACTIONS
Deposits                                      2,921         1,543        30,258        22,764        26,447        17,494
Benefit payments                                  -             -             -             -             -             -
Payments on termination                        (536)            -        (1,626)         (492)         (752)         (291)
Loans - net                                       -             -             -             -        (1,159)            -
Records maintenance charge                   (1,606)         (663)      (13,588)       (9,839)      (11,909)       (6,379)
Transfers among the sub-accounts
   and with the Fixed Account - net              (3)           (2)          (36)          232           192           388
                                       ------------  ------------  ------------  ------------  ------------  ------------

Increase (decrease) in net assets
   from policy transactions                     776           878        15,008        12,665        12,819        11,212
                                       ------------  ------------  ------------  ------------  ------------  ------------

INCREASE (DECREASE) IN NET ASSETS             1,048         1,054        15,644        16,662        13,710        12,845

NET ASSETS AT BEGINNING OF PERIOD             2,195         1,141        39,730        23,068        19,845         7,000
                                       ------------  ------------  ------------  ------------  ------------  ------------

NET ASSETS AT END OF PERIOD            $      3,243  $      2,195  $     55,374  $     39,730  $     33,555  $     19,845
                                       ============  ============  ============  ============  ============  ============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                    167            98         1,860         1,222         1,099           434
         Units issued                           161            95           808           790           898           746
         Units redeemed                        (104)          (26)         (140)         (152)         (214)          (81)
                                       ------------  ------------  ------------  ------------  ------------  ------------
   Units outstanding at end of period           224           167         2,528         1,860         1,783         1,099
                                       ============  ============  ============  ============  ============  ============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------------------------------

                                              MFS Variable                MFS Variable                 Oppenheimer
                                                Insurance                   Insurance                   Variable
                                                  Trust                       Trust                   Account Funds
                                               Sub-Account                 Sub-Account                 Sub-Account
                                       --------------------------  --------------------------  --------------------------

                                                                                                       Oppenheimer
                                                                                                         Global
                                              MFS Utilities                 MFS Value                  Securities
                                       --------------------------  --------------------------  --------------------------

                                           2007          2006          2007          2006          2007          2006
                                       ------------  ------------  ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)           $        321  $        495  $        153  $        101  $        953  $        321
Net realized gains (losses)                   3,640         2,418           333           300         4,808         2,218
Change in unrealized gains (losses)           4,289         4,231           656         1,588        (1,554)        5,544
                                       ------------  ------------  ------------  ------------  ------------  ------------

Increase (decrease) in net assets
   from operations                            8,250         7,144         1,142         1,989         4,207         8,083
                                       ------------  ------------  ------------  ------------  ------------  ------------

INCREASE (DECREASE) IN NET ASSETS
   FROM POLICY TRANSACTIONS
Deposits                                     11,587        12,121        10,444         7,250        82,569        55,697
Benefit payments                                  -             -             -             -             -             -
Payments on termination                      (2,583)       (5,224)           (9)            -        (2,924)         (473)
Loans - net                                    (225)            -             -             -          (358)            -
Records maintenance charge                   (7,225)       (7,455)       (4,495)       (2,198)      (33,532)      (18,122)
Transfers among the sub-accounts
   and with the Fixed Account - net            (103)         (427)           13            (8)       (5,594)        1,594
                                       ------------  ------------  ------------  ------------  ------------  ------------

Increase (decrease) in net assets
   from policy transactions                   1,451          (985)        5,953         5,044        40,161        38,696
                                       ------------  ------------  ------------  ------------  ------------  ------------

INCREASE (DECREASE) IN NET ASSETS             9,701         6,159         7,095         7,033        44,368        46,779

NET ASSETS AT BEGINNING OF PERIOD            28,949        22,790        13,102         6,069        73,719        26,940
                                       ------------  ------------  ------------  ------------  ------------  ------------

NET ASSETS AT END OF PERIOD            $     38,650  $     28,949  $     20,197  $     13,102  $    118,087  $     73,719
                                       ============  ============  ============  ============  ============  ============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                  1,038         1,073           898           502         4,692         2,012
         Units issued                           179           232           418           411         3,194         3,264
         Units redeemed                        (133)         (267)          (34)          (15)         (801)         (584)
                                       ------------  ------------  ------------  ------------  ------------  ------------
   Units outstanding at end of period         1,084         1,038         1,282           898         7,085         4,692
                                       ============  ============  ============  ============  ============  ============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------------------------------

                                               Oppenheimer                 Oppenheimer
                                                Variable                    Variable                 Panorama Series
                                              Account Funds               Account Funds                 Fund, Inc.
                                               Sub-Account                 Sub-Account                 Sub-Account
                                       --------------------------  --------------------------  --------------------------

                                              Oppenheimer
                                              Main Street                                              Oppenheimer
                                               Small Cap                   Oppenheimer                International
                                                 Growth                    MidCap Fund                    Growth
                                       --------------------------  --------------------------  --------------------------

                                           2007          2006          2007          2006          2007          2006
                                       ------------  ------------  ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)           $        586  $        162  $          -  $          -  $        317  $        135
Net realized gains (losses)                   6,985         3,757           132             1           757           456
Change in unrealized gains (losses)         (12,471)       13,214           388           149         3,000         6,165
                                       ------------  ------------  ------------  ------------  ------------  ------------

Increase (decrease) in net assets
   from operations                           (4,900)       17,133           520           150         4,074         6,756
                                       ------------  ------------  ------------  ------------  ------------  ------------

INCREASE (DECREASE) IN NET ASSETS
   FROM POLICY TRANSACTIONS
Deposits                                    115,162        89,460        20,540        15,611        15,551        14,882
Benefit payments                                  -             -             -             -             -             -
Payments on termination                      (4,523)       (3,279)       (1,177)         (279)         (820)         (616)
Loans - net                                  (2,401)         (529)            -             -          (130)            -
Records maintenance charge                  (49,453)      (38,841)       (9,798)       (6,729)       (8,693)       (7,849)
Transfers among the sub-accounts
   and with the Fixed Account - net           2,713         3,524           795           191           990           118
                                       ------------  ------------  ------------  ------------  ------------  ------------

Increase (decrease) in net assets
   from policy transactions                  61,498        50,335        10,360         8,794         6,898         6,535
                                       ------------  ------------  ------------  ------------  ------------  ------------

INCREASE (DECREASE) IN NET ASSETS            56,598        67,468        10,880         8,944        10,972        13,291

NET ASSETS AT BEGINNING OF PERIOD           160,723        93,255        10,054         1,110        31,469        18,178
                                       ------------  ------------  ------------  ------------  ------------  ------------

NET ASSETS AT END OF PERIOD            $    217,321  $    160,723  $     20,934  $     10,054  $     42,441  $     31,469
                                       ============  ============  ============  ============  ============  ============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                  6,948         4,636           824            94         1,035           782
         Units issued                         2,790         2,538         1,012           962           278           335
         Units redeemed                        (229)         (226)         (223)         (232)          (73)          (82)
                                       ------------  ------------  ------------  ------------  ------------  ------------
   Units outstanding at end of period         9,509         6,948         1,613           824         1,240         1,035
                                       ============  ============  ============  ============  ============  ============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------

                                                                       PIMCO
                                             PIMCO Advisors          Advisors          PIMCO Advisors
                                                Variable             Variable             Variable
                                                Insurance            Insurance            Insurance
                                                  Trust                Trust                Trust
                                               Sub-Account          Sub-Account          Sub-Account
                                       --------------------------  ------------  --------------------------

                                                                       OpCap             OpCap Small
                                             OpCap Balanced         Renaissance              Cap
                                       --------------------------  ------------  --------------------------

                                           2007          2006          2007          2007          2006
                                       ------------  ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)           $        107  $          4  $          -  $          -  $          -
Net realized gains (losses)                     561            22             2         8,549         1,469
Change in unrealized gains (losses)          (1,042)          537            (2)       (8,487)        4,557
                                       ------------  ------------  ------------  ------------  ------------

Increase (decrease) in net assets
   from operations                             (374)          563             -            62         6,026
                                       ------------  ------------  ------------  ------------  ------------

INCREASE (DECREASE) IN NET ASSETS
   FROM POLICY TRANSACTIONS
Deposits                                      3,076         7,325            79        12,575        14,836
Benefit payments                                  -             -             -             -             -
Payments on termination                        (259)            -             -          (751)         (576)
Loans - net                                       -             -             -          (117)            -
Records maintenance charge                   (1,365)       (1,085)          (34)       (7,222)       (7,025)
Transfers among the sub-accounts
   and with the Fixed Account - net              29             6            (1)          311            47
                                       ------------  ------------  ------------  ------------  ------------

Increase (decrease) in net assets
   from policy transactions                   1,481         6,246            44         4,796         7,282
                                       ------------  ------------  ------------  ------------  ------------

INCREASE (DECREASE) IN NET ASSETS             1,107         6,809            44         4,858        13,308

NET ASSETS AT BEGINNING OF PERIOD             7,115           306             -        34,961        21,653
                                       ------------  ------------  ------------  ------------  ------------

NET ASSETS AT END OF PERIOD            $      8,222  $      7,115  $         44  $     39,819  $     34,961
                                       ============  ============  ============  ============  ============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                    573            27             -         2,306         1,773
         Units issued                           208           608             4           458           813
         Units redeemed                         (88)          (62)           (1)         (152)         (280)
                                       ------------  ------------  ------------  ------------  ------------
   Units outstanding at end of period           693           573             3         2,612         2,306
                                       ============  ============  ============  ============  ============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------------------------------

                                              PIMCO Variable             PIMCO Variable              PIMCO Variable
                                                Insurance                   Insurance                  Insurance
                                                  Trust                       Trust                      Trust
                                               Sub-Account                 Sub-Account                Sub-Account
                                       --------------------------  --------------------------  --------------------------

                                                                                                       PIMCO Real
                                              Foreign Bond                Money Market                   Return
                                       --------------------------  --------------------------  --------------------------

                                           2007          2006          2007          2006          2007          2006
                                       ------------  ------------  ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)           $        705  $        438  $      4,915  $      3,449  $        645  $        279
Net realized gains (losses)                     (15)          188             -             -            59           206
Change in unrealized gains (losses)             123          (322)            -             -           968          (447)
                                       ------------  ------------  ------------  ------------  ------------  ------------

Increase (decrease) in net assets
   from operations                              813           304         4,915         3,449         1,672            38
                                       ------------  ------------  ------------  ------------  ------------  ------------

INCREASE (DECREASE) IN NET ASSETS
   FROM POLICY TRANSACTIONS
Deposits                                     15,200         9,739        70,954        84,309        18,707         8,014
Benefit payments                                  -             -             -             -             -             -
Payments on termination                        (333)         (655)       (1,315)       (2,978)         (304)            -
Loans - net                                       -             -        (1,113)            -             -             -
Records maintenance charge                   (6,095)       (3,800)      (33,559)      (30,252)       (7,647)       (3,510)
Transfers among the sub-accounts
   and with the Fixed Account - net             197            (4)       (9,430)      (23,720)          627            68
                                       ------------  ------------  ------------  ------------  ------------  ------------

Increase (decrease) in net assets
   from policy transactions                   8,969         5,280        25,537        27,359        11,383         4,572
                                       ------------  ------------  ------------  ------------  ------------  ------------

INCREASE (DECREASE) IN NET ASSETS             9,782         5,584        30,452        30,808        13,055         4,610

NET ASSETS AT BEGINNING OF PERIOD            15,418         9,834        88,908        58,100         9,398         4,788
                                       ------------  ------------  ------------  ------------  ------------  ------------

NET ASSETS AT END OF PERIOD            $     25,200  $     15,418  $    119,360  $     88,908  $     22,453  $      9,398
                                       ============  ============  ============  ============  ============  ============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                  1,248           813         8,151         5,573           843           433
         Units issued                           796           529         3,427         5,265         1,224           526
         Units redeemed                         (76)          (94)       (1,145)       (2,687)         (247)         (116)
                                       ------------  ------------  ------------  ------------  ------------  ------------
   Units outstanding at end of period         1,968         1,248        10,433         8,151         1,820           843
                                       ============  ============  ============  ============  ============  ============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------------------------------

                                             PIMCO Variable              Putnam Variable             Putnam Variable
                                                Insurance                     Trust                       Trust
                                                  Trust                     (Class IA)                  (Class IA)
                                               Sub-Account                 Sub-Account                 Sub-Account
                                       --------------------------  --------------------------  --------------------------

                                                                                                    VT International
                                                                                                       Growth and
                                               PIMCO Total                VT High Yield                  Income
                                                 Return                     (Class IA)                 (Class IA)
                                       --------------------------  --------------------------  --------------------------

                                           2007          2006          2007          2006          2007          2006
                                       ------------  ------------  ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)           $      4,128  $      2,686  $      2,376  $      1,858  $        206  $        103
Net realized gains (losses)                    (167)          320            11          (127)        2,148           351
Change in unrealized gains (losses)           3,743          (574)       (1,411)          807        (1,662)        1,638
                                       ------------  ------------  ------------  ------------  ------------  ------------

Increase (decrease) in net assets
   from operations                            7,704         2,432           976         2,538           692         2,092
                                       ------------  ------------  ------------  ------------  ------------  ------------

INCREASE (DECREASE) IN NET ASSETS
   FROM POLICY TRANSACTIONS
Deposits                                     53,018        39,193        13,809        15,407         5,978         5,140
Benefit payments                                  -             -             -             -             -             -
Payments on termination                      (4,699)         (559)       (1,448)       (2,846)         (358)         (493)
Loans - net                                  (1,583)            -          (551)            -             -             -
Records maintenance charge                  (21,628)      (17,976)       (6,474)       (7,335)       (3,139)       (3,013)
Transfers among the sub-accounts
   and with the Fixed Account - net           1,311           851          (733)         (464)          169           (82)
                                       ------------  ------------  ------------  ------------  ------------  ------------

Increase (decrease) in net assets
   from policy transactions                  26,419        21,509         4,603         4,762         2,650         1,552
                                       ------------  ------------  ------------  ------------  ------------  ------------

INCREASE (DECREASE) IN NET ASSETS            34,123        23,941         5,579         7,300         3,342         3,644

NET ASSETS AT BEGINNING OF PERIOD            71,630        47,689        28,507        21,207        10,246         6,602
                                       ------------  ------------  ------------  ------------  ------------  ------------

NET ASSETS AT END OF PERIOD            $    105,753  $     71,630  $     34,086  $     28,507  $     13,588  $     10,246
                                       ============  ============  ============  ============  ============  ============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                  5,741         3,969         1,817         1,495           386           317
         Units issued                         2,552         1,881           510           593           146           143
         Units redeemed                        (501)         (109)         (224)         (271)          (55)          (74)
                                       ------------  ------------  ------------  ------------  ------------  ------------
   Units outstanding at end of period         7,792         5,741         2,103         1,817           477           386
                                       ============  ============  ============  ============  ============  ============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------------------------------

                                              Rydex Variable               T. Rowe Price              T. Rowe Price
                                                  Trust                 Equity Series, Inc.         Equity Series, Inc.
                                               Sub-Account                  Sub-Account                Sub-Account
                                       --------------------------  --------------------------  --------------------------

                                                                          T. Rowe Price
                                               Rydex Sector                  Blue Chip               T. Rowe Price
                                                 Rotation                     Growth                 Equity Income
                                       --------------------------  --------------------------  --------------------------

                                           2007          2006           2007         2006          2007          2006
                                       ------------  ------------  ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)           $          -  $          -  $        220  $         96  $      2,239  $      1,287
Net realized gains (losses)                   2,751         1,725           613           112         9,316         2,815
Change in unrealized gains (losses)           2,142           281         3,778         2,392        (8,749)        9,971
                                       ------------  ------------  ------------  ------------  ------------  ------------

Increase (decrease) in net assets
   from operations                            4,893         2,006         4,611         2,600         2,806        14,073
                                       ------------  ------------  ------------  ------------  ------------  ------------

INCREASE (DECREASE) IN NET ASSETS
   FROM POLICY TRANSACTIONS
Deposits                                     11,083         9,432        27,902        23,327        84,494        69,672
Benefit payments                                  -             -             -             -             -             -
Payments on termination                        (716)         (232)         (879)         (240)       (3,625)       (1,849)
Loans - net                                    (233)       (1,420)           53             -          (259)            -
Records maintenance charge                   (5,941)       (4,683)      (12,783)       (7,381)      (37,991)      (29,841)
Transfers among the sub-accounts
   and with the Fixed Account - net              55           177           142          (414)       (8,323)          183
                                       ------------  ------------  ------------  ------------  ------------  ------------

Increase (decrease) in net assets
   from policy transactions                   4,248         3,274        14,435        15,292        34,296        38,165
                                       ------------  ------------  ------------  ------------  ------------  ------------

INCREASE (DECREASE) IN NET ASSETS             9,141         5,280        19,046        17,892        37,102        52,238

NET ASSETS AT BEGINNING OF PERIOD            20,276        14,996        34,025        16,133       104,590        52,352
                                       ------------  ------------  ------------  ------------  ------------  ------------

NET ASSETS AT END OF PERIOD            $     29,417  $     20,276  $     53,071  $     34,025  $    141,692  $    104,590
                                       ============  ============  ============  ============  ============  ============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                  1,057           871         2,685         1,396         5,238         3,119
         Units issued                           336           492         1,375         1,401         2,249         2,375
         Units redeemed                        (143)         (306)         (345)         (112)         (615)         (256)
                                       ------------  ------------  ------------  ------------  ------------  ------------
   Units outstanding at end of period         1,250         1,057         3,715         2,685         6,872         5,238
                                       ============  ============  ============  ============  ============  ============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------------------------------

                                              The Universal                The Universal             The Universal
                                              Institutional                Institutional             Institutional
                                               Funds, Inc.                  Funds, Inc.               Funds, Inc.
                                               Sub-Account                  Sub-Account               Sub-Account
                                       --------------------------  --------------------------  --------------------------

                                                                                                     Van Kampen UIF
                                              Van Kampen UIF              Van Kampen UIF               U.S. Real
                                              Equity Growth                 High Yield                   Estate
                                       --------------------------  --------------------------  --------------------------

                                           2007          2006          2007          2006          2007          2006
                                       ------------  ------------  ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)           $          -  $          -  $      1,287  $        913  $        443  $        302
Net realized gains (losses)                     908            27           (38)           (8)        4,246         2,651
Change in unrealized gains (losses)           3,206           646          (688)           31       (12,824)        6,082
                                       ------------  ------------  ------------  ------------  ------------  ------------

Increase (decrease) in net assets
   from operations                            4,114           673           561           936        (8,135)        9,035
                                       ------------  ------------  ------------  ------------  ------------  ------------

INCREASE (DECREASE) IN NET ASSETS
   FROM POLICY TRANSACTIONS
Deposits                                     16,363        11,918         6,784         7,212        30,704        22,578
Benefit payments                                  -             -             -             -             -             -
Payments on termination                      (1,395)         (197)         (690)         (670)       (2,696)       (3,303)
Loans - net                                  (3,740)            -          (231)            -             -             -
Records maintenance charge                   (7,416)       (4,528)       (3,677)       (3,878)      (14,754)      (11,059)
Transfers among the sub-accounts
   and with the Fixed Account - net           1,214           571           690           648           595          (504)
                                       ------------  ------------  ------------  ------------  ------------  ------------

Increase (decrease) in net assets
   from policy transactions                   5,026         7,764         2,876         3,312        13,849         7,712
                                       ------------  ------------  ------------  ------------  ------------  ------------

INCREASE (DECREASE) IN NET ASSETS             9,140         8,437         3,437         4,248         5,714        16,747

NET ASSETS AT BEGINNING OF PERIOD            16,688         8,251        13,030         8,782        37,308        20,561
                                       ------------  ------------  ------------  ------------  ------------  ------------

NET ASSETS AT END OF PERIOD            $     25,828  $     16,688  $     16,467  $     13,030  $     43,022  $     37,308
                                       ============  ============  ============  ============  ============  ============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                  1,273           655           896           656         1,206           918
         Units issued                           751           654           290           316           591           462
         Units redeemed                        (407)          (36)          (97)          (76)         (120)         (174)
                                       ------------  ------------  ------------  ------------  ------------  ------------
   Units outstanding at end of period         1,617         1,273         1,089           896         1,677         1,206
                                       ============  ============  ============  ============  ============  ============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------------------------------

                                                 Van Eck                     Van Eck                     Van Eck
                                                Worldwide                   Worldwide                   Worldwide
                                                Insurance                   Insurance                   Insurance
                                                  Trust                       Trust                       Trust
                                               Sub-Account                 Sub-Account                 Sub-Account
                                       --------------------------  --------------------------  --------------------------

                                                Van Eck                      Van Eck
                                               Worldwide                    Worldwide                   Van Eck
                                                Absolute                     Emerging                Worldwide Hard
                                                 Return                      Markets                     Assets
                                       --------------------------  --------------------------  --------------------------

                                           2007          2006          2007          2006          2007          2006
                                       ------------  ------------  ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)           $         24  $         16  $         66  $         38  $         15  $          1
Net realized gains (losses)                     102            11         3,309           802         1,649            50
Change in unrealized gains (losses)              (1)          193         2,532         2,100         4,050           729
                                       ------------  ------------  ------------  ------------  ------------  ------------

Increase (decrease) in net assets
   from operations                              125           220         5,907         2,940         5,714           780
                                       ------------  ------------  ------------  ------------  ------------  ------------

INCREASE (DECREASE) IN NET ASSETS
   FROM POLICY TRANSACTIONS
Deposits                                      2,346           940        27,071         7,545        10,173        10,674
Benefit payments                                  -             -             -             -             -             -
Payments on termination                           -             -          (290)           (1)         (595)            -
Loans - net                                       -             -             -             -             -             -
Records maintenance charge                   (1,276)         (403)       (8,356)       (3,103)       (4,272)       (1,904)
Transfers among the sub-accounts
   and with the Fixed Account - net               3             -        10,118           (19)          (37)          609
                                       ------------  ------------  ------------  ------------  ------------  ------------

Increase (decrease) in net assets
   from policy transactions                   1,073           537        28,543         4,422         5,269         9,379
                                       ------------  ------------  ------------  ------------  ------------  ------------

INCREASE (DECREASE) IN NET ASSETS             1,198           757        34,450         7,362        10,983        10,159

NET ASSETS AT BEGINNING OF PERIOD             3,142         2,385        13,014         5,652        10,384           225
                                       ------------  ------------  ------------  ------------  ------------  ------------

NET ASSETS AT END OF PERIOD            $      4,340  $      3,142  $     47,464  $     13,014  $     21,367  $     10,384
                                       ============  ============  ============  ============  ============  ============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                    291           240           555           336           436            12
         Units issued                           122            82         1,067           274           232           435
         Units redeemed                         (27)          (31)         (151)          (55)          (51)          (11)
                                       ------------  ------------  ------------  ------------  ------------  ------------
   Units outstanding at end of period           386           291         1,471           555           617           436
                                       ============  ============  ============  ============  ============  ============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------------------------------

                                                                                                     Van Kampen Life
                                             Van Kampen Life             Van Kampen Life                Investment
                                               Investment                  Investment                     Trust
                                                  Trust                       Trust                    (Class II)
                                               Sub-Account                 Sub-Account                 Sub-Account
                                       --------------------------  --------------------------  --------------------------

                                                                                                     LIT Aggressive
                                                                         LIT Growth and                  Growth
                                             LIT Government                  Income                    (Class II)
                                       --------------------------  --------------------------  --------------------------

                                           2007          2006          2007          2006          2007          2006
                                       ------------  ------------  ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)           $        635  $        322  $      1,078  $        545  $          -  $          -
Net realized gains (losses)                     (40)           (9)        3,296         3,454         1,581           634
Change in unrealized gains (losses)             582            20        (2,619)        4,305         1,627          (274)
                                       ------------  ------------  ------------  ------------  ------------  ------------

Increase (decrease) in net assets
   from operations                            1,177           333         1,755         8,304         3,208           360
                                       ------------  ------------  ------------  ------------  ------------  ------------

INCREASE (DECREASE) IN NET ASSETS
   FROM POLICY TRANSACTIONS
Deposits                                     18,256         9,137        39,728        37,890        14,528        12,802
Benefit payments                                  -             -             -             -             -             -
Payments on termination                        (739)            -        (4,631)       (4,126)       (1,617)            -
Loans - net                                  (2,085)            -        (1,728)         (512)         (534)            -
Records maintenance charge                   (9,869)       (5,206)      (19,651)      (18,533)       (6,008)       (3,110)
Transfers among the sub-accounts
   and with the Fixed Account - net           1,507         1,354           823           (30)          374           100
                                       ------------  ------------  ------------  ------------  ------------  ------------

Increase (decrease) in net assets
   from policy transactions                   7,070         5,285        14,541        14,689         6,743         9,792
                                       ------------  ------------  ------------  ------------  ------------  ------------

INCREASE (DECREASE) IN NET ASSETS             8,247         5,618        16,296        22,993         9,951        10,152

NET ASSETS AT BEGINNING OF PERIOD            12,153         6,535        63,133        40,140        17,582         7,430
                                       ------------  ------------  ------------  ------------  ------------  ------------

NET ASSETS AT END OF PERIOD            $     20,400  $     12,153  $     79,429  $     63,133  $     27,533  $     17,582
                                       ============  ============  ============  ============  ============  ============

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                  1,093           607         3,187         2,355         1,341           594
         Units issued                           966           538         1,031         1,100           797           770
         Units redeemed                        (350)          (52)         (317)         (268)         (353)          (23)
                                       ------------  ------------  ------------  ------------  ------------  ------------
   Units outstanding at end of period         1,709         1,093         3,901         3,187         1,785         1,341
                                       ============  ============  ============  ============  ============  ============

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   ORGANIZATION

     Allstate Life of New York Variable Life Separate Account A (the "Account"), a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, is a Separate Account of Allstate Life Insurance Company of New York ("Allstate New York"). The assets of the Account are legally segregated from those of Allstate New York. Allstate New York is wholly owned by Allstate Life Insurance Company ("Allstate"), a wholly owned subsidiary of Allstate Insurance Company, which is wholly owned by The Allstate Corporation. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

     Allstate New York issues two life insurance policies, the Consultant Protector and the Consultant Accumulator (collectively the "Policies"), the deposits of which are invested at the direction of the policyholders in the sub-accounts that comprise the Account. Absent any Policy provisions wherein Allstate New York contractually guarantees a specified death benefit, variable life policyholders bear the investment risk that the sub-accounts may not meet their stated investment objectives. The sub-accounts invest in the following underlying mutual fund portfolios (collectively the "Funds"):

     AIM VARIABLE INSURANCE FUNDS              Worldwide Growth (Service Shares)
        AIM V. I. Basic Value               LAZARD RETIREMENT SERIES, INC.
        AIM V. I. Capital Appreciation         Emerging Markets
        AIM V. I. Core Equity               LEGG MASON PARTNERS VARIABLE
        AIM V. I. Demographic Trends           PORTFOLIO I, INC
           (Merged into AIM V. I.              Legg Mason Variable All Cap
           Capital Appreciation on                Portfolio I
           November 3, 2006)                      (Merged into Legg
        AIM V. I. MidCap Core Equity              Mason Variable Fundamental
        AIM V. I. Premier Equity (Merged          Value on April 27, 2007)
           into AIM V. I. Core Equity          Legg Mason Variable
           on April 28, 2006)                     Fundamental Value
     THE ALGER AMERICAN FUND                   Legg Mason Variable Global High
        Alger Growth                              Yield Bond II
        Alger Leveraged AllCap                 Legg Mason Variable Investors
        Alger MidCap Growth                       Portfolio I
     DWS INVESTMENTS VARIABLE               MFS VARIABLE INSURANCE TRUST
        INSURANCE TRUST                        MFS High Income
        DWS VIP Equity 500 Index A             MFS Investors Growth Stock
        DWS VIP Small Cap Index A              MFS Investors Trust
     DWS VARIABLE SERIES II                    MFS New Discovery
        DWS VIP Balanced A                     MFS Total Return
     FIDELITY VARIABLE INSURANCE               MFS Utilities
        PRODUCTS FUND                          MFS Value
        VIP Asset Manager                   OPPENHEIMER VARIABLE ACCOUNT FUNDS
        VIP Contrafund                         Oppenheimer Global Securities
        VIP Equity-Income                      Oppenheimer Main Street Small Cap
        VIP Growth                                Growth
        VIP Index 500                          Oppenheimer MidCap Fund
        VIP Investment Grade Bond           PANORAMA SERIES FUND, INC.
        VIP Money Market                       Oppenheimer International Growth
        VIP Overseas                        PIMCO ADVISORS VARIABLE
     JANUS ASPEN SERIES                        INSURANCE TRUST
        Forty Portfolio                        OpCap Balanced
     JANUS ASPEN SERIES (SERVICE SHARES)       OpCap Renaissance
        Balanced (Service Shares)              OpCap Small Cap
        Foreign Stock (Service Shares)      PIMCO VARIABLE INSURANCE TRUST
        Mid Cap Value (Service Shares)         Foreign Bond
        Risk-Managed Core (Service Shares)     Money Market
        Small Company Value                    PIMCO Real Return
           (Service Shares)                    PIMCO Total Return

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     PUTNAM VARIABLE TRUST (CLASS IA)       THE UNIVERSAL INSTITUTIONAL FUNDS,
        VT High Yield (Class IA)               INC. (CONTINUED)
     PUTNAM VARIABLE TRUST                     Van Kampen UIF U.S. Real Estate
        (CLASS IA) (CONTINUED)              VAN ECK WORLDWIDE INSURANCE TRUST
        VT International Growth and Income     Van Eck Worldwide Absolute Return
          (Class IA)                           Van Eck Worldwide
     RYDEX VARIABLE TRUST                         Emerging Markets
        Rydex Sector Rotation                  Van Eck Worldwide Hard Assets
     T. ROWE PRICE EQUITY SERIES, INC.      VAN KAMPEN LIFE INVESTMENT TRUST
        T. Rowe Price Blue Chip Growth         LIT Government
        T. Rowe Price Equity Income            LIT Growth and Income
     THE UNIVERSAL INSTITUTIONAL            VAN KAMPEN LIFE INVESTMENT TRUST
        FUNDS, INC.                         (CLASS II)
        Van Kampen UIF Equity Growth           LIT Aggressive Growth (Class II)
        Van Kampen UIF High Yield

     The net assets are affected by the investment results of each fund, transactions by policyholders and certain contract expenses (see Note 3). The accompanying financial statements include only policyholders' purchase payments applicable to the variable portions of their policies and exclude any purchase payments directed by the contractholder to the fixed account ("Fixed Account") in which the contractholders earn a fixed rate of return.

     A policyholder may choose from among a number of different underlying mutual fund portfolio options. The underlying mutual fund portfolios are not available to the general public directly. These portfolios are available as investment options in variable annuity contracts or variable life insurance policies issued by life insurance companies, or in certain cases, through participation in certain qualified pension or retirement plans.

     Some of these underlying mutual fund portfolios have been established by investment advisers that manage publicly traded mutual funds that have similar names and investment objectives. While some of the underlying mutual funds may be similar to, and may in fact be modeled after, publicly traded mutual funds, the underlying mutual funds are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any corresponding underlying mutual funds may differ substantially.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     INVESTMENTS - Investments consist of shares of the Funds and are stated at fair value based on net asset values of the Funds, which value their investment securities at fair value. The difference between cost and current market prices of shares owned on the day of measurement is recorded as unrealized gain or loss on investments.

     DIVIDENDS - Dividends declared by the Funds are recognized on the ex-dividend date.

     NET REALIZED GAINS AND LOSSES - Net realized gains and losses on fund shares represent the difference between the proceeds from sales of shares of the Funds by the Account and the cost of such shares, which is determined on a weighted average basis and realized gain distributions received from the underlying mutual fund portfolios. Transactions are recorded on a trade date basis. Distributions of net realized gains are recorded on the Funds' ex-distribution date.

     FEDERAL INCOME TAXES - The Account intends to qualify as a segregated asset account as defined by the Internal Revenue Code of 1986 ("Code"). In order to qualify as a segregated asset account, each sub-account is required to satisfy the diversification requirements of Section 817(h) of the Code. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either the statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of the Treasury. The operations of the Account are included in the tax return of Allstate New York. Allstate New York is taxed as a life insurance company under the Code and joins with The Allstate Corporation and its eligible

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     domestic subsidiaries in the filing of a consolidated federal income tax return. No federal income taxes are allocable to the Account, as the Account did not generate taxable income.

     The Account had no liability for unrecognized tax benefits at December 31, 2007 and there was no activity related to unrecognized tax benefits during the year. The Account believes that it is reasonably possible that the liability balance will not significantly increase or decrease within the next 12 months. No amounts have been accrued for interest or penalties related to unrecognized tax benefits.

     USE OF ESTIMATES - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures in the accompanying notes. Actual results could differ from those estimates.

     PENDING ACCOUNTING STANDARD - In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS No. 157"), which redefines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS No. 157 applies where other accounting pronouncements require or permit fair value measurements. Additional disclosures and modifications to current fair value disclosures will be required upon adoption of SFAS No. 157. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. In November 2007, the FASB decided to allow deferral of the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Account has no nonfinancial assets or nonfinancial liabilities. The adoption of SFAS No. 157 is not expected to have a material effect on the Account's financial statements; however, SFAS No. 157 requires additional disclosures.

3.   EXPENSES

     SURRENDER CHARGE - In the event the policy is surrendered, a withdrawal charge may be imposed. The charge is assessed if the Policy is surrendered during a specified time, which ranges from 9 to 14 years depending upon the Policy, and varies based upon several variables including the policyholder's age and Account value at the time of surrender. This charge ranges from $3.32 to $46.90 per $1,000 of face amount. The amounts are included in payments on terminations.

     MONTHLY DEDUCTIONS - On each monthly deduction day (the same day in each month as the Issue Date, or the last day of the month if a month does not have that day), Allstate New York will deduct from the policy value an amount to cover certain charges and expenses incurred in connection with the policy. The monthly deduction is intended to compensate Allstate New York for expenses incurred in connection with the cost of insurance, mortality and expense risk charges, administrative expense charges, and policy fees. The monthly deductions are recognized as redemption of units and are as follows:

     COST OF INSURANCE - On all policies, Allstate New York charges each policyholder monthly for cost of insurance. The cost of insurance is determined based upon several variables, including the policyholder's age and sex, the policy year, the face amount and the underwriting class.

     MORTALITY AND EXPENSE RISK CHARGE - The mortality and expense risk charge covers insurance benefits available with the policies and certain expenses of the policies. It also covers the risk that the current charges will not be sufficient in the future to cover the cost of administering the policies. Allstate New York deducts charges daily at a rate ranging from 0.15% to 0.55% per annum of the net policy value and vary based on the policy year.

     ADMINISTRATIVE EXPENSE CHARGE - Allstate New York deducts an administrative expense charge on a monthly basis to cover expenses incurred in evaluating the insured persons' risk, issuing the policy, and sales expenses. The annual amount of this charge ranges from $0.20 to $2.50 per $1,000 of face amount depending upon the policy and the policy year.

     POLICY FEE - On all policies, Allstate New York deducts a policy fee on a monthly basis to cover expenses such as salaries, postage and periodic reports. This fee ranges from $6.25 to $16.50 per month depending upon the policy and the policy year.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------------------

4. PURCHASES OF INVESTMENTS

The cost of purchases of investments for the year ended December 31, 2007 were as follows:

                                                                                  Purchases
                                                                                  ---------
Investments in the AIM Variable Insurance Funds Sub-Accounts:
      AIM V. I. Basic Value                                                       $  27,853
      AIM V. I. Capital Appreciation                                                 30,832
      AIM V. I. Core Equity                                                           2,795
      AIM V. I. MidCap Core Equity                                                   24,211

Investments in the The Alger American Fund Sub-Accounts:
      Alger Growth                                                                   25,967
      Alger Leveraged AllCap                                                         31,164
      Alger MidCap Growth                                                            50,404

Investments in the DWS Investments Variable Insurance Trust Sub-Accounts:
      DWS VIP Equity 500 A                                                           15,963
      DWS VIP Small Cap A                                                            11,346

Investments in the DWS Variable Series II Sub-Account:
      DWS VIP Balanced A                                                             10,491

Investments in the Fidelity Variable Insurance Products
   Fund Sub-Accounts:
      VIP Asset Manager                                                              22,851
      VIP Contrafund                                                                156,361
      VIP Equity-Income                                                             101,992
      VIP Growth                                                                     78,862
      VIP Index 500                                                                 214,330
      VIP Investment Grade Bond                                                      51,099
      VIP Money Market                                                               59,056
      VIP Overseas                                                                   43,312

Investments in the Janus Aspen Series Sub-Account:
      Forty Portfolio                                                                 7,300

Investments in the Janus Aspen Series (Service Shares) Sub-Accounts:
      Balanced (Service Shares)                                                      26,310
      Foreign Stock (Service Shares)                                                 15,661
      Mid Cap Value (Service Shares)                                                 32,218
      Risk-Managed Core (Service Shares)                                              1,405
      Small Company Value (Service Shares)                                           27,251
      Worldwide Growth (Service Shares)                                               5,485

Investments in the Lazard Retirement Series, Inc. Sub-Account:
      Emerging Markets                                                               16,417

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------------------

4. PURCHASES OF INVESTMENTS (CONTINUED)

                                                                                  Purchases
                                                                                  ---------
Investments in the Legg Mason Partners Variable Portfolios
   I, Inc Sub-Accounts:
      Legg Mason Variable All Cap Portfolio I (a) (b)                             $   5,763
      Legg Mason Variable Fundamental Value (b) (c)                                  62,913
      Legg Mason Variable Global High Yield Bond II                                  17,360
      Legg Mason Variable Investors Portfolio I                                       9,501

Investments in the MFS Variable Insurance Trust Sub-Accounts:

      MFS High Income                                                                12,556
      MFS Investors Growth Stock                                                      7,164
      MFS Investors Trust                                                             2,280
      MFS New Discovery                                                              21,603
      MFS Total Return                                                               18,058
      MFS Utilities                                                                   8,363
      MFS Value                                                                       6,881

Investments in the Oppenheimer Variable Account Funds Sub-Accounts:
      Oppenheimer Global Securities                                                  58,080
      Oppenheimer Main Street Small Cap Growth                                       73,861
      Oppenheimer MidCap Fund                                                        13,203

Investments in the Panorama Series Fund, Inc. Sub-Account:
      Oppenheimer International Growth                                                9,667

Investments in the PIMCO Advisors Variable Insurance Trust Sub-Accounts:
      OpCap Balanced                                                                  3,232
      OpCap Renaissance                                                                  56
      OpCap Small Cap                                                                15,601

Investments in the PIMCO Variable Insurance Trust Sub-Accounts:

      Foreign Bond                                                                   10,622
      Money Market                                                                   43,242
      PIMCO Real Return                                                              15,022
      PIMCO Total Return                                                             36,887

Investments in the Putnam Variable Trust (Class IA) Sub-Accounts:
      VT High Yield (Class IA)                                                       10,612
      VT International Growth and Income (Class IA)                                   6,287

(a) For period beginning January 1, 2007 and ended April 27, 2007
(b) On April 27, 2007 Legg Mason Variable All Cap Portfolio I merged into Legg
Mason Partners Variable Fundamental Value
(c) For period beginning April 27, 2007 and ended December 31, 2007

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------------------

4. PURCHASES OF INVESTMENTS (CONTINUED)

                                                                                   Purchases
                                                                                  ----------
Investments in the Rydex Variable Trust Sub-Account:
      Rydex Sector Rotation                                                       $    9,488

Investments in the T. Rowe Price Equity Series, Inc. Sub-Accounts:
      T. Rowe Price Blue Chip Growth                                                  19,307
      T. Rowe Price Equity Income                                                     57,438

Investments in the The Universal Institutional Funds, Inc. Sub-Accounts:
      Van Kampen UIF Equity Growth                                                    10,917
      Van Kampen UIF High Yield                                                        5,612
      Van Kampen UIF U.S. Real Estate                                                 21,582

Investments in the Van Eck Worldwide Insurance Trust Sub-Accounts:
      Van Eck Worldwide Absolute Return                                                1,486
      Van Eck Worldwide Emerging Markets                                              35,827
      Van Eck Worldwide Hard Assets                                                    8,253

Investments in the Van Kampen Life Investment Trust Sub-Accounts:
      LIT Government                                                                  11,698
      LIT Growth and Income                                                           24,838

Investments in the Van Kampen Life Investment Trust (Class II)
   Sub-Account:

      LIT Aggressive Growth (Class II)                                                13,141
                                                                                  ----------
                                                                                  $1,779,337
                                                                                  ==========

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5. FINANCIAL HIGHLIGHTS

     A summary of units outstanding, accumulation unit values, net assets, net investment income ratios, and total return ratios by sub-accounts is presented below for each of the five years in the period ended December 31, 2007.

     ITEMS IN THE FOLLOWING TABLE ARE NOTATED AS FOLLOWS:

          * INVESTMENT INCOME RATIO - These amounts represent dividends, excluding realized gain distributions, received by the sub-account from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses that result in a reduction in the accumulation unit values or redemption of units. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying mutual fund in which the sub-account invests. The investment income ratio for each product may differ due to the timing of contract transactions.

          ** TOTAL RETURN - These amounts represent the total return for periods indicated, including changes in the value of the underlying fund. The products currently sold through the Account do not contain expenses assessed through the reduction in the accumulation unit values. The ratio does not include any expenses assessed through the redemption of units. The total return is calculated as the change in the accumulation unit value during the reporting period, or the effective period if less than the reporting period, divided by the beginning of period accumulation unit value or the accumulation unit value on the effective date.

               Sub-accounts with a date notation indicate the effective date of that investment option in the Account. Consistent with the total return the investment income ratio is calculated for the period or from the effective date through the end of the reporting period. The investment income ratio for closed funds is calculated from the beginning of period, or from the effective date, through the last day the fund was open.

                                                                              For the year ended
                                                  At December 31,                  December 31,
                                        ----------------------------------  -------------------------

                                                  Accumulation                Investment     Total
                                          Units    Unit Value   Net Assets  Income Ratio*   Return**
                                        --------  ------------  ----------  -------------  ----------
Investments in the AIM Variable
   Insurance Funds Sub-Accounts:
      AIM V. I. Basic Value
         2007                              3,321  $      13.26  $   44,043           0.78%       1.54%
         2006                              1,792         13.06      23,409           0.51       13.20
         2005                                871         11.54      10,047           0.13        5.74
         2004 (j)                            317         10.91       3,463           0.00        9.12
      AIM V. I. Capital  Appreciation
         2007                              6,498         14.14      91,863           0.00       12.01
         2006 (d)                          4,506         12.62      56,862           0.10        6.30
         2005                                593         11.87       7,040           0.10        8.84
         2004 (j)                             97         10.91       1,056           0.00        9.09
      AIM V. I. Core Equity
         2007                                179         11.80       2,113           1.20        8.12
         2006 (e) (f)                        185         10.92       2,016           0.89        9.16

(d) On November 3, 2006, AIM V. I. Demographic Trends merged into AIM V. I. Capital Appreciation
(e) For period beginning April 28, 2006 and ended December 31, 2006
(f) On April 28, 2006, AIM V. I. Premier Equity merged into AIM V. I. Core
Equity
(j) For period beginning April 30, 2004 and ended December 31, 2004

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5. FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                              For the year ended
                                                At December 31,                  December 31,
                                      ----------------------------------  -------------------------

                                                Accumulation                Investment     Total
                                        Units    Unit Value   Net Assets  Income Ratio*   Return**
                                      --------  ------------  ----------  -------------  ----------
Investments in the AIM Variable
   Insurance Funds Sub-Accounts
   (continued):
      AIM V. I. Demographic Trends
         2006 (d)                     $      -           N/A  $        -           0.00%       4.24%
         2005                            1,645         16.28      26,778           0.00        6.21
         2004                            1,020         15.33      15,638           0.00        8.25
         2003 (k)                           36         14.16         505           0.00       12.53
      AIM V. I. Mid Cap Core Equity
         2007                            3,378         14.34      48,456           0.28        9.55
         2006                            1,911         13.09      25,023           1.31       11.24
         2005                              822         11.77       9,674           0.71        7.62
         2004                              356         10.94       3,891           0.31        9.37
      AIM V. I. Premier Equity
         2006 (f)                            -           N/A           -           1.16        5.57
         2005                                6         11.40          66           1.43        5.65
         2004 (j)                            -         10.79           -           0.00        7.91
Investments in the
   The Alger American Fund
   Sub-Accounts:
      Alger Growth
         2007                            6,934         16.26     112,734           0.33       19.94
         2006                            5,533         13.55      74,995           0.11        5.15
         2005                            3,871         12.89      49,900           0.21       12.03
         2004                            1,852         11.51      21,304           0.00        5.50
         2003 (k)                          178         10.91       1,945           0.00       13.77
      Alger Leveraged AllCap
         2007                            5,044         25.42     128,238           0.00       33.53
         2006                            3,837         19.04      73,051           0.00       19.26
         2005                            2,603         15.96      41,550           0.00       14.45
         2004                            1,732         13.95      24,158           0.00        8.19
         2003 (k)                          342         12.89       4,409           0.00       11.07

(d) On November 3, 2006, AIM V. I. Demographic Trends merged into AIM V. I. Capital Appreciation
(f) On April 28, 2006, AIM V. I. Premier Equity merged into AIM V. I. Core
Equity
(j) For period beginning April 30, 2004 and ended December 31, 2004
(k) For period beginning August 15, 2003 and ended December 31, 2003

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5. FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                              For the year ended
                                                At December 31,                  December 31,
                                      ----------------------------------  -------------------------

                                                Accumulation                Investment     Total
                                        Units    Unit Value   Net Assets  Income Ratio*   Return**
                                      --------  ------------  ----------  -------------  ----------
Investments in the
   The Alger American Fund
   Sub-Accounts (continued):
      Alger MidCap Growth
         2007                            5,921  $      29.37  $  173,868           0.00%      31.56%
         2006                            5,238         22.32     116,923           0.00       10.14
         2005                            3,654         20.27      74,044           0.00        9.82
         2004                            1,804         18.45      33,284           0.00       13.04
         2003 (k)                          233         16.32       3,808           0.00       17.57
Investments in the DWS Investments
   Variable Insurance Trust
   Sub-Accounts:
      DWS VIP Equity 500 Index A
         2007                            4,087         19.13      78,180           1.54        5.30
         2006                            3,683         18.16      66,895           1.14       15.52
         2005                            2,838         15.72      44,621           1.53        4.68
         2004                            1,831         15.02      27,505           0.81       10.59
         2003 (k)                          297         13.58       4,030           0.00       12.79
      DWS VIP Small Cap Index A
         2007                            1,950         22.16      43,218           0.88       -1.90
         2006                            1,733         22.59      39,141           0.64       17.49
         2005                            1,352         19.23      26,000           0.59        4.26
         2004                              908         18.44      16,751           0.28       17.76
         2003 (k)                          275         15.66       4,304           0.00       18.37
Investments in the DWS Variable
   Series II Sub-Account:
      DWS VIP Balanced A
         2007                            3,662         12.36      45,245           3.10        4.84
         2006                            3,197         11.79      37,674           4.12       10.24
         2005 (i)                        3,991         10.69      42,664           0.00        6.91
Investments in the Fidelity Variable
   Insurance Products Fund
   Sub-Accounts:
      VIP Asset Manager
         2007                           2,290        16.27       37,267            6.61       15.50
         2006                           1,267        14.09       17,843            1.17        7.32
         2005                             371        13.13        4,877            0.06        4.04
         2004 (j)                           3        12.62           36            0.00        5.47

(i) For period beginning April 29, 2005 and ended December 31, 2005
(j) For period beginning April 30, 2004 and ended December 31, 2004
(k) For period beginning August 15, 2003 and ended December 31, 2003

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5. FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                              For the year ended
                                                At December 31,                  December 31,
                                      ----------------------------------  -------------------------

                                                Accumulation                Investment     Total
                                        Units    Unit Value   Net Assets  Income Ratio*   Return**
                                      --------  ------------  ----------  -------------  ----------
Investments in the Fidelity Variable
   Insurance Products Fund
   Sub-Accounts (continued):
      VIP Contrafund
         2007                           12,045  $      24.21  $  291,639           1.07%      17.59%
         2006                            9,128         20.59     187,947           1.38       11.72
         2005                            5,444         18.43     100,339           0.20       16.94
         2004                            2,939         15.76      46,318           0.10       15.48
         2003 (k)                          465         13.65       6,342           0.00       13.49
      VIP Equity-Income
         2007                           12,546         18.59     233,281           2.19        1.53
         2006                            8,963         18.31     164,156           3.24       20.19
         2005                            5,517         15.24      84,066           1.03        5.87
         2004                            2,346         14.39      33,765           0.32       11.53
         2003 (k)                          200         12.91       2,575           0.00       14.70
      VIP Growth
         2007                           18,772         16.21     304,302           0.77       26.96
         2006                           14,114         12.77     180,207           0.29        6.85
         2005                            8,371         11.95     100,028           0.34        5.80
         2004                            4,224         11.29      47,707           0.04        3.38
         2003 (k)                          277         10.93       3,021           0.00       13.66
      VIP Index 500
         2007                           25,589         15.49     396,389           3.80        5.44
         2006                           13,708         14.69     201,390           0.39       15.73
         2005                            1,886         12.69      23,940           0.84        4.82
         2004 (j)                          520         12.11       6,294           0.00       10.61
      VIP Investment Grade Bond
         2007                            9,405         12.06     113,464           3.30        4.35
         2006                            5,676         11.56      65,622           2.87        4.35
         2005                            3,038         11.08      33,664           2.46        2.19
         2004                            1,388         10.84      15,048           0.85        4.45
         2003 (k)                          121         10.38       1,255           0.00        4.20

(j) For period beginning April 30, 2004 and ended December 31, 2004
(k) For period beginning August 15, 2003 and ended December 31, 2003

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5. FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                              For the year ended
                                                At December 31,                  December 31,
                                      ----------------------------------  -------------------------

                                                Accumulation                Investment     Total
                                        Units    Unit Value   Net Assets  Income Ratio*   Return**
                                      --------  ------------  ----------  -------------  ----------
Investments in the Fidelity Variable
   Insurance Products Fund
   Sub-Accounts (continued):
      VIP Money Market
         2007                            4,723  $      14.04  $   66,300           4.67%       5.22%
         2006                            2,725         13.34      36,363           6.02        4.88
         2005                            1,123         12.72      14,290           3.35        3.04
         2004 (j)                           10         12.35         119           0.00        1.21
      VIP Overseas
         2007                            5,042         20.54     103,585           3.48       17.31
         2006                            3,478         17.51      60,912           0.62       18.08
         2005                            1,815         14.83      26,913           0.40       19.05
         2004                              865         12.46      10,777           0.28       13.63
         2003 (k)                           73         10.96         802           0.00       21.61
Investments in the Janus Aspen
   Series Sub-Account:
      Forty Portfolio
         2007                            1,009         19.43      19,602           0.37       36.99
         2006                              740         14.19      10,499           0.41        9.35
         2005                              292         12.97       3,791           0.25       12.85
         2004 (j)                           64         11.50         735           0.27       14.97
Investments in the Janus Aspen
   Series (Service Shares)
   Sub-Accounts:
      Balanced (Service Shares)
         2007                            5,913         16.56      97,944           2.41       10.29
         2006                            4,828         15.02      72,521           2.13       10.41
         2005                            2,695         13.60      36,665           2.31        7.66
         2004                            1,172         12.64      14,806           3.42        8.29
         2003 (k)                           73         11.67         853           1.17        8.24
      Foreign Stock (Service Shares)
         2007                            2,036         18.31      37,279           1.56       18.25
         2006                            1,302         15.48      20,154           1.90       18.06
         2005                              562         13.11       7,374           0.78        6.24
         2004                              245         12.34       3,028           0.30       18.22
         2003 (k)                           24         10.44         252           0.00       17.99

(j) For period beginning April 30, 2004 and ended December 31, 2004
(k) For period beginning August 15, 2003 and ended December 31, 2003

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5. FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                              For the year ended
                                                At December 31,                  December 31,
                                      ----------------------------------  -------------------------

                                                Accumulation                Investment     Total
                                        Units    Unit Value   Net Assets  Income Ratio*   Return**
                                      --------  ------------  ----------  -------------  ----------
Investments in the Janus Aspen
   Series (Service Shares)
   Sub-Accounts (continued):
      Mid Cap Value (Service Shares)
         2007                            2,648         15.51      41,082           3.67        7.17%
         2006                            1,029         14.47      14,894           2.89       15.06
         2005                              334         12.58       4,207           8.81       10.00
         2004 (j)                            7         11.44          86           0.00       14.35
      Risk-Managed Core (Service
         Shares)
         2007                              137         14.97       2,056           0.60        6.13
         2006                               75         14.10       1,061           0.11       10.77
         2005                               58         12.73         732          12.50       10.91
         2004 (j)                            -         11.48           -           0.00       14.80
      Small Company Value (Service
         Shares)
         2007                            1,989         12.67      25,202           1.50       -6.11
         2006                              354         13.50       4,778           0.00       21.87
         2005 (i)                           49         11.07         548           0.00       10.74
      Worldwide Growth (Service
         Shares)
         2007                            1,226         19.15      23,480           0.61        9.36
         2006                              995         17.51      17,427           1.66       17.94
         2005                              700         14.84      10,387           1.41        5.57
         2004                              266         14.06       3,738           1.30        4.53
         2003 (k)                            9         13.45         117           0.00       13.59
Investments in the Lazard Retirement
   Series, Inc. Sub-Account:
      Emerging Markets
         2007                              529         51.57      27,273           1.27       33.30
         2006                              353         38.68      13,647           0.49       29.95
         2005                              290         29.77       8,642           0.36       40.78
         2004                              163         21.15       3,443           0.62       30.59
         2003 (k)                            6         16.19          94           0.00       27.06

(i) For period beginning April 29, 2005 and ended December 31, 2005
(j) For period beginning April 30, 2004 and ended December 31, 2004
(k) For period beginning August 15, 2003 and ended December 31, 2003

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


5. FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                              For the year ended
                                                At December 31,                  December 31,
                                      ----------------------------------  -------------------------

                                                Accumulation                Investment     Total
                                        Units    Unit Value   Net Assets  Income Ratio*   Return**
                                      --------  ------------  ----------  -------------  ----------
Investments in the Legg Mason
   Partners Variable Portfolios I,
   Inc Sub-Accounts:
      Legg Mason Variable All Cap
         Portfolio I
         2007 (a) (b)                 $      -           N/A  $        -           0.30%       5.46%
         2006                            2,322         19.79      45,954           1.53       18.11
         2005                            1,822         16.75      30,525           1.08        4.05
         2004                            1,077         16.10      17,336           0.95        8.31
         2003 (k)                           62         14.87         929           0.43       15.84
      Legg Mason Variable
         Fundamental Value
         2007 (b) (c)                    5,568          9.60      53,434           2.47       -4.03
      Legg Mason Variable Global
         High Yield Bond II
         2007                            2,902         12.68      36,805           8.51       -0.07
         2006                            2,015         12.69      25,572           7.73       10.64
         2005                            1,046         11.47      12,003          10.16        3.81
         2004 (j)                          167         11.05       1,847          11.80       10.50
      Legg Mason Variable Investors
         Portfolio I
         2007                              589         14.46       8,523           2.05        3.90
         2006                              145         13.92       2,011           2.12       18.26
         2005                               70         11.77         820           2.24        6.53
         2004 (j)                            3         11.05          37           5.41       10.46
Investments in the MFS Variable
   Insurance Trust Sub-Accounts:
      MFS High Income
         2007                            1,443         12.45      17,966           5.14        1.77
         2006                              552         12.23       6,750           3.73       10.37
         2005                               97         11.08       1,076           4.10        2.16
         2004 (j)                            -         10.85           -           0.00        8.47
      MFS Investors Growth Stock
         2007                              996         13.76      13,708           0.31       11.36
         2006                              672         12.36       8,302           0.00        7.58
         2005                              240         11.49       2,758           0.27        4.49
         2004 (j)                           63         10.99         698           0.00        9.94

(a) For period beginning January 1, 2007 and ended April 27, 2007
(b) On April 27, 2007 Legg Mason Variable All Cap Portfolio I merged into Legg Mason Variable Fundamental Value
(c)For period beginning April 27, 2007 and ended December 31, 2007
(j) For period beginning April 30, 2004 and ended December 31, 2004
(k) For period beginning August 15, 2003 and ended December 31, 2003

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5. FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                              For the year ended
                                                At December 31,                  December 31,
                                      ----------------------------------  -------------------------
                                                Accumulation                Investment     Total
                                        Units    Unit Value   Net Assets  Income Ratio*   Return**
                                      --------  ------------  ----------  -------------  ----------
Investments in the MFS Variable
   Insurance Trust
   Sub-Accounts (continued):
      MFS Investors Trust
         2007                              224  $      14.48  $    3,243           0.82%      10.31%
         2006                              167         13.13       2,195           0.42       12.99
         2005                               98         11.62       1,141           0.73        7.31
         2004 (j)                           12         10.83         133           0.00       11.35
      MFS New Discovery
         2007                            2,528         21.90      55,374           0.00        2.52
         2006                            1,860         21.36      39,730           0.00       13.22
         2005                            1,222         18.87      23,068           0.00        5.25
         2004                              711         17.93      12,744           0.00        6.52
         2003 (k)                           34         16.38         579           0.00       13.31
      MFS Total Return
         2007                            1,783         18.81      33,555           2.27        4.21
         2006                            1,099         18.05      19,845           1.78       11.89
         2005                              434         16.13       7,000           1.31        2.82
         2004 (j)                          100         15.69       1,572           0.00       11.33
      MFS Utilities
         2007                            1,084         35.65      38,650           0.95       27.90
         2006                            1,038         27.88      28,949           1.91       31.26
         2005                            1,073         21.24      22,790           0.59       16.84
         2004                              598         18.18      10,869           0.87       30.20
         2003 (k)                          129         13.96       1,806           0.00       14.75
      MFS Value
         2007                            1,282         15.75      20,197           0.92        7.91
         2006                              898         14.60      13,102           1.05       20.84
         2005                              502         12.08       6,069           1.13        6.66
         2004 (j)                           28         11.33         322           0.00       13.26

(j) For period beginning April 30, 2004 and ended December 31, 2004
(k) For period beginning August 15, 2003 and ended December 31, 2003

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
5. FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                              For the year ended
                                                At December 31,                  December 31,
                                      ----------------------------------  -------------------------
                                                Accumulation                Investment     Total
                                        Units    Unit Value   Net Assets  Income Ratio*   Return**
                                      --------  ------------  ----------  -------------  ----------
Investments in the Oppenheimer
   Variable Account Funds
   Sub-Accounts:
      Oppenheimer Global Securities
         2007                            7,085  $      16.67  $  118,087           0.99%       6.08%
         2006                            4,692         15.71      73,719           0.64       17.36
         2005                            2,012         13.39      26,940           0.31       14.06
         2004 (j)                          476         11.74       5,591           0.00       17.37
      Oppenheimer Main Street Small
         Cap Growth
         2007                            9,509         22.85     217,321           0.31       -1.21
         2006                            6,948         23.13     160,723           0.13       15.00
         2005                            4,636         20.12      93,255           0.00        9.92
         2004                            2,321         18.30      42,485           0.00       19.42
         2003 (k)                          289         15.32       4,436           0.00       18.83
      Oppenheimer MidCap Fund
         2007                            1,613         12.98      20,934           0.00        6.33
         2006                              824         12.20      10,054           0.00        2.96
         2005 (i)                           94         11.85       1,110           0.00       18.53
Investments in the Panorama Series
   Fund, Inc. Sub-Account:
      Oppenheimer International
         Growth
         2007                            1,240         34.22      42,441           0.86       12.61
         2006                            1,035         30.39      31,469           0.54       30.78
         2005                              782         23.24      18,178           0.67       14.06
         2004                              365         20.37       7,432           0.34       17.85
         2003 (k)                           11         17.29         184           0.00       24.44
Investments in the PIMCO Advisors
   Variable Insurance Sub-Accounts:
      OpCap Balanced
         2007                              693         11.86       8,222           1.40       -4.44
         2006                              573         12.41       7,115           0.11       10.80
         2005                               27         11.20         306           0.00        2.74
         2004 (j)                            -         10.90           -           0.00        9.04

(i) For period beginning April 29, 2005 and ended December 31, 2005
(j) For period beginning April 30, 2004 and ended December 31, 2004
(k) For period beginning August 15, 2003 and ended December 31, 2003

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
5. FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                              For the year ended
                                                At December 31,                  December 31,
                                      ----------------------------------  -------------------------
                                                Accumulation                Investment     Total
                                        Units    Unit Value   Net Assets  Income Ratio*   Return**
                                      --------  ------------  ----------  -------------  ----------

Investments in the PIMCO Advisors
   Variable Insurance Sub-Accounts:
      OpCap Renaissance
         2007                                3  $      13.06  $       44           0.54%       6.32%
         2006                                -           N/A           -           0.00       11.37
         2005                                -         11.03           -           0.00       -4.53
         2004 (j)                            -         11.56           -           0.00       15.56
      OpCap Small Cap
         2007                            2,612         15.24      39,819           0.00        0.58
         2006                            2,306         15.16      34,961           0.00       24.08
         2005                            1,773         12.22      21,653           0.00        0.06
         2004                            1,018         12.21      12,425           0.02       17.88
         2003 (k)                           71         10.36         733           0.00       15.77
Investments in the PIMCO Variable
   Insurance Trust Sub-Accounts:
      Foreign Bond
         2007                            1,968         12.80      25,200           3.47        3.63
         2006                            1,248         12.36      15,418           3.47        2.19
         2005                              813         12.09       9,834           2.43        5.15
         2004                              486         11.50       5,595           1.49        5.56
         2003 (k)                          187         10.89       2,034           0.10        0.67
      Money Market
         2007                           10,433         11.44     119,360           4.72        4.88
         2006                            8,151         10.91      88,908           4.69        4.62
         2005                            5,573         10.43      58,100           2.82        2.76
         2004                            2,616         10.15      26,579           1.06        0.88
         2003 (k)                          342         10.06       3,435           0.06        0.21
      PIMCO Real Return
         2007                            1,820         12.33      22,453           4.05       10.68
         2006                              843         11.14       9,398           3.93        0.71
         2005                              433         11.07       4,788           3.60        2.08
         2004 (j)                           16         10.84         175           0.00        8.39

(j) For period beginning April 30, 2004 and ended December 31, 2004
(k) For period beginning August 15, 2003 and ended December 31, 2003

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
5. FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                              For the year ended
                                                At December 31,                  December 31,
                                      ----------------------------------  -------------------------
                                                Accumulation                Investment     Total
                                        Units    Unit Value   Net Assets  Income Ratio*   Return**
                                      --------  ------------  ----------  -------------  ----------
Investments in the PIMCO Variable
   Insurance Trust Sub-Accounts
   (continued):
      PIMCO Total Return
         2007                            7,792  $      13.57  $  105,753           4.65%       8.77%
         2006                            5,741         12.48      71,630           4.50        3.86
         2005                            3,969         12.01      47,689           3.60        2.44
         2004                            2,235         11.73      26,254           1.44        4.88
         2003 (k)                          212         11.18       2,371           0.08        3.85
Investments in the Putnam Variable
   Trust (Class IA) Sub-Accounts:
      VT High Yield (Class IA)
         2007                            2,103         16.21      34,086           7.59        3.31
         2006                            1,817         15.69      28,507           7.47       10.60
         2005                            1,495         14.19      21,207           6.99        3.47
         2004                              796         13.71      10,916           4.09       10.99
         2003 (k)                          122         12.35       1,501           0.00       11.78
      VT International Growth and
         Income (Class IA)
         2007                              477         28.49      13,588           1.72        7.29
         2006                              386         26.56      10,246           1.22       27.63
         2005                              317         20.81       6,602           0.66       14.33
         2004                              140         18.20       2,543           0.38       21.31
         2003 (k)                            7         15.00         101           0.00       20.36
Investments in the Rydex Variable
   Trust Sub-Account:
      Rydex Sector Rotation
         2007                            1,250         23.54      29,417           0.00       22.75
         2006                            1,057         19.18      20,276           0.00       11.39
         2005                              871         17.22      14,996           0.00       13.71
         2004                              485         15.14       7,342           0.00       10.71
         2003 (k)                           29         13.68         394           0.00       12.63
Investments in the T. Rowe Price
   Equity Series, Inc. Sub-Accounts:
      T. Rowe Price Blue Chip Growth
         2007                            3,715         14.29      53,071           0.51       12.74
         2006                            2,685         12.67      34,025           0.38        9.67
         2005                            1,396         11.56      16,133           0.16        5.94
         2004 (j)                          421         10.91       4,595           1.09        9.07

(j) For period beginning April 30, 2004 and ended December 31, 2004
(k) For period beginning August 15, 2003 and ended December 31, 2003

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
5. FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                              For the year ended
                                                At December 31,                  December 31,
                                      ----------------------------------  -------------------------
                                                Accumulation                Investment     Total
                                        Units    Unit Value   Net Assets  Income Ratio*   Return**
                                      --------  ------------  ----------  -------------  ----------
Investments in the T. Rowe Price
   Equity Series, Inc.
   Sub-Accounts (continued):
      T. Rowe Price Equity Income
         2007                            6,872  $      20.62  $  141,692           1.82%       3.26%
         2006                            5,238         19.97     104,590           1.64       18.97
         2005                            3,119         16.78      52,352           1.78        3.92
         2004                            1,242         16.15      20,053           1.82       14.92
         2003 (k)                           81         14.05       1,143           0.35       13.19
Investments in the The Universal
   Institutional Funds, Inc.
   Sub-Accounts:
      Van Kampen UIF Equity Growth
         2007                            1,617         15.98      25,828           0.00       21.91
         2006                            1,273         13.11      16,688           0.00        4.11
         2005                              655         12.59       8,251           0.42       15.71
         2004 (j)                          170         10.88       1,855           0.00        8.79
      Van Kampen UIF High Yield
         2007                            1,089         15.12      16,467           8.73        4.01
         2006                              896         14.54      13,030           8.37        8.62
         2005                              656         13.39       8,782           7.76        1.06
         2004                              325         13.25       4,300           4.92        9.48
         2003 (k)                           37         12.10         455           0.00       11.13
      Van Kampen UIF U.S. Real Estate
         2007                            1,677         25.65      43,022           1.10      -17.07
         2006                            1,206         30.93      37,308           1.04       38.04
         2005                              918         22.41      20,561           1.36       17.05
         2004                              370         19.14       7,077           1.04       36.39
         2003 (k)                           30         14.04         423           0.00       13.97
Investments in the Van Eck Worldwide
   Insurance Trust Sub-Accounts:
      Van Eck Worldwide Absolute
         Return
         2007                              386         11.25       4,340           0.65        4.05
         2006                              291         10.81       3,142           0.58        8.65
         2005                              240          9.95       2,385           0.00        0.20
         2004 (j)                          202          9.93       2,010           0.00       -0.71

(j) For period beginning April 30, 2004 and ended December 31, 2004
(k) For period beginning August 15, 2003 and ended December 31, 2003

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
5. FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                              For the year ended
                                                At December 31,                  December 31,
                                      ----------------------------------  -------------------------
                                                Accumulation                Investment     Total
                                        Units    Unit Value   Net Assets  Income Ratio*   Return**
                                      --------  ------------  ----------  -------------  ----------
Investments in the Van Eck Worldwide
   Insurance Trust
   Sub-Accounts (continued):
      Van Eck Worldwide Emerging
         Markets
         2007                            1,471  $      32.28  $   47,464           0.22%      37.61%
         2006                              555         23.45      13,014           0.41       39.49
         2005                              336         16.81       5,652           0.65       32.00
         2004 (j)                          161         12.74       2,056           0.00       27.39
      Van Eck Worldwide Hard Assets
         2007                              617         34.66      21,367           0.09       45.36
         2006                              436         23.84      10,384           0.01       24.49
         2005                               12         19.15         225           0.00       51.67
         2004 (j)                            -         12.63           -           0.00       26.27
Investments in the Van Kampen Life
   Investment Trust Sub-Accounts:
      LIT Government
         2007                            1,709         11.94      20,400           3.90        7.33
         2006                            1,093         11.12      12,153           3.45        3.34
         2005                              607         10.76       6,535           2.61        3.54
         2004 (j)                          116         10.39       1,206           0.00        3.95
      LIT Growth and Income
         2007                            3,901         20.36      79,429           1.51        2.80
         2006                            3,187         19.81      63,133           1.06       16.23
         2005                            2,355         17.04      40,140           0.81        9.99
         2004                            1,101         15.49      17,059           0.33       14.38
         2003 (k)                           83         13.55       1,129           0.00       13.13
Investments in the Van Kampen Life
   Investment Trust (Class II)
   Sub-Account:
      LIT Aggressive Growth
         (Class II)
         2007                            1,785         15.42      27,533           0.00       17.60
         2006                            1,341         13.12      17,582           0.00        4.92
         2005                              594         12.50       7,430           0.00       11.11
         2004 (j)                          402         11.25       4,524           0.00       12.50

(j) For period beginning April 30, 2004 and ended December 31, 2004
(k) For period beginning August 15, 2003 and ended December 31, 2003

                                     PART C

                               OTHER INFORMATION





Item 26.  FINANCIAL STATEMENTS AND EXHIBITS

   (a) Resolution of the Board of Directors of Allstate Life Insurance Company of New York authorizing establishment of the Allstate Life of New York Variable Life Separate Account A dated August 1, 1996./1

   (b)  Not Applicable

   (c)  (i) Form of Principal Underwriting Agreement. /2

     (ii) Form of Selling Agreement. /2

     (iii) Form of Schedule of Sales Commissions. /6

   (d) Form of the TotalAccumulator Flexible Premium Variable Adjustable Life Policy. /3

   (e) Form of Application for the TotalAccumulator Flexible Premium Variable Adjustable Life Policy /3

   (f) Restated Certificate of Incorporation of Allstate Life Insurance Company of New York (Previously filed in Depositor's Form 10-K annual report dated March 30, 1999 and incorporated herein by reference).

   (g)  Contracts of Reinsurance - Not Applicable

   (h)  Fund Participation Agreements:

       (1) Form of Participation Agreement between The Alger American Fund and Allstate Life Insurance Company of New York /1

       (2) Form of Participation Agreement between AllianceBernstein Variable Products Series Fund, Inc. and Allstate Life Insurance Company of New York /4

       (3) Form of Participation Agreement between Fidelity(R) Variable Insurance Products and Allstate Life Insurance Company of New York (filed herewith)

       (4) Form of Participation Agreement between Franklin Templeton Variable Insurance Products Trust and Allstate Life Insurance Company of New York /5

       (5) Form of Participation Agreement between Financial Investors Variable Insurance Trust and Allstate Life Insurance Company of New York (filed herewith)

       (6) Form of Participation Agreement between Janus Aspen Series and Allstate Life Insurance Company of New York /1

        (7) Form of Participation Agreement between Oppenheimer Variable Account Funds and Allstate Life Insurance Company of New York /1

       (8) Form of Participation Agreement between Panorama Series Funds, Inc. and Allstate Life Insurance Company of New York /1

       (9) Form of Participation Agreement between Van Kampen Life Investment Trust and Allstate Life Insurance Company of New York /1

       (10) Form of Participation Agreement between The Universal Institutional Funds, Inc. and Allstate Life Insurance Company of New York /1

   (i)  Administrative Contracts - Not Applicable

   (j)  Other Material Contracts - Not Applicable

   (k) Opinion and Consent of Michael J. Velotta, Vice President, Secretary and General Counsel of Allstate Life Insurance Company of New York. /6

   (l)  Actuarial Opinion and Consent. /6

   (m)  Sample Calculation. /3

   (n)  Other Consents:

     (1)  Consent  of  Independent   Registered  Public  Accounting  Firm  filed
     herewith /(Filed herewith)

   (o)  Omitted Financial Statements - Not Applicable

   (p)  Initial Capital Arrangements - Not Applicable

   (q)  Procedures Memorandum pursuant to Rule 6e-3(T)(b)(12)(ii). /3

   (99)(a) Powers of Attorney for Samuel H. Pilch, Marcia D. Alazraki, Vincent
   A. Fusco, Cleveland Johnson, Jr., John C. Lounds, Kenneth R. O'Brien, John R. Raben, Jr., Phyllis Hill Slater, Kevin R. Slawin, John C. Pintozzi, James E. Hohmann, Michael B. Boyle, Douglas B. Welch, and Michael J. Velotta./3

/1 Incorporated by reference from Registration Statement on Form N6 for Allstate Life of New York Variable Life Separate Account A, filed November 1, 2002 (File No. 333-100934)

/2 Incorporated by reference from Pre-Effective Amendment No. 1 to Registration Statement on Form N6 for Allstate Life of New York Variable Life Separate Account A, File No. 333-100935, dated June 30, 2003.

/3 Incorporated by reference from Registration Statement on Form N6 for Allstate Life of New York Variable Life Separate Account A, File No. 333-148225, 811-21250, filed December 20, 2007.

/4 Incorporated by reference from Post-Effective Amendment No. 16 to Form N-4 Registration Statement (File No. 033-35445) dated May 1, 2000

/5 Incorporated by reference from Post-Effective Amendment No. 9 to Form N-4 Registration Statement (File No. 333-74411) dated October 31, 2002.)

/6   Incorporated   by  reference   from   Pre-Effective   Amendment  No.  1  to
Registration Statement on Form N-6 for Allstate Life of New York Variable Life Separate Account A, filed March 21, 2008 (File No. 333-148225, 811-21250).



Item 27. EXECUTIVE OFFICERS AND DIRECTORS OF THE DEPOSITOR


NAME AND PRINCIPAL           POSITION AND OFFICE WITH

BUSINESS ADDRESS*            DEPOSITOR OF THE ACCOUNT
----------------------       ------------------------------------------------
MARCIA D. ALAZRAKI           DIRECTOR
MICHAEL B. BOYLE             DIRECTOR AND VICE PRESIDENT
VINCENT A. FUSCO             DIRECTOR, VICE PRESIDENT AND CHIEF OPERATIONS
                             OFFICER
JAMES E. HOHMANN             DIRECTOR, CHAIRMAN OF THE BOARD, PRESIDENT AND
                             CHIEF EXECUTIVE OFFICER
CLEVELAND JOHNSON, JR.       DIRECTOR
JOHN C. LOUNDS               DIRECTOR AND VICE PRESIDENT
KENNETH R. O'BRIEN           DIRECTOR
JOHN C. PINTOZZI             DIRECTOR, VICE PRESIDENT AND CHIEF FINANCIAL
                             OFFICER
JOHN RICHARD RABEN,          DIRECTOR
JR.
PHYLLIS HILL SLATER          DIRECTOR
KEVIN R. SLAWIN              DIRECTOR AND VICE PRESIDENT
MICHAEL J. VELOTTA           DIRECTOR, VICE PRESIDENT, GENERAL COUNSEL AND
                             SECRETARY
DOUGLAS B. WELCH             DIRECTOR AND VICE PRESIDENT
ERIC A. SIMONSON             SENIOR VICE PRESIDENT, PRESIDENT AND CHIEF
                             INVESTMENT OFFICER
SAMUEL H. PILCH              GROUP VICE PRESIDENT AND CONTROLLER
MARK W. DAVIS                VICE PRESIDENT
MATTHEW S. EASLEY            VICE PRESIDENT
DOROTHY E. EVEN              VICE PRESIDENT
KAREN C. GARDNER             VICE PRESIDENT
JUDITH P. GREFFIN            VICE PRESIDENT
CHARLES D. MIRES             VICE PRESIDENT
ERIC J. SMITH                VICE PRESIDENT
PATRICIA W. WILSON           VICE PRESIDENT
STEVEN C. VERNEY             TREASURER
DARRYL L. BALTIMORE          ASSISTANT VICE PRESIDENT
KAREN BURCKHARDT             ASSISTANT VICE PRESIDENT
ERROL CRAMER                 ASSISTANT VICE PRESIDENT
LAWRENCE W. DAHL             ASSISTANT VICE PRESIDENT
JOANNE M. DERRIG             ASSISTANT VICE PRESIDENT AND CHIEF PRIVACY OFFICER
LISA A. FLANARY              ASSISTANT VICE PRESIDENT
TROND K. ODEGAARD            ASSISTANT VICE PRESIDENT AND INVESTMENT RISK
                             MANAGER
ROBERT L. PARK               ASSISTANT VICE PRESIDENT AND CHIEF COMPLIANCE
                             OFFICER
JOSEPH P. RATH               ASSISTANT VICE PRESIDENT, ASSISTANT GENERAL
                             COUNSEL AND ASSISTANT SECRETARY
MARIO RIZZO                  ASSISTANT VICE PRESIDENT AND ASSISTANT TREASURER
                             ASSISTANT VICE PRESIDENT
TIMOTHY N. VANDER PAS        ASSISTANT VICE PRESIDENT
DEAN M. WAY                  ASSISTANT VICE PRESIDENT AND ILLUSTRATION ACTUARY
RICHARD ZAHARIAS             ASSISTANT VICE PRESIDENT
ROBERT WILLIAM BIRMAN        ASSISTANT SECRETARY
DORIS J. BRYANT              ASSISTANT SECRETARY
MARY J. MCGINN               ASSISTANT SECRETARY
LYNN CIRRINCIONE             ASSISTANT TREASURER
KEVIN TIERNAN                CHIEF ADMINISTRATIVE OFFICER

* The principal business address of Mr. Fusco is 100 Motor Parkway Suite 140, Hauppauge, New York 11788. The principal business address of Ms. Alazraki is 1675 Broadway, New York, New York, 10019. The principal business address of Mr. Johnson is 47 Doral Lane, Bay Shore, New York 11706. The principal business address of Mr. O'Brien is 165 E. Loines Avenue, Merrick, New York 11566. The principal business address of Mr. Raben is 60 Wall Street, 15th Floor, New York, New York 10260. The principal business address of Mr.
     Zaharias is 544 Lakeview Parkway, Vernon Hills, IL 60061. The principal business address of the other foregoing officers and directors are 3100 Sanders Road, Northbrook, Illinois 60062.





Item 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

     See Annual Report on Form 10-K of the Allstate Corporation, File No. 1-11840, filed February 27, 2008.





Item 29: INDEMNIFICATION

The Articles of Incorporation of Allstate Life Insurance Company of New York (Depositor) provide for the indemnification of its directors and officers against expenses, judgments, fines and amounts paid in settlement as incurred by such person, so long as such person shall not have been adjudged to be liable for negligence or misconduct in the performance of a duty to the Company. This right of indemnity is not exclusive of other rights to which a director or officer may otherwise be entitled.

The By-Laws of ALFS, Inc. (Distributor) provide that the corporation will indemnify a director, officer, employee or agent of the corporation to the full extent of Delaware law. In general, Delaware law provides that a corporation may indemnify a director, officer, employee or agent against expenses, judgments, fines and amounts paid in settlement if that individual acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. No indemnification shall be made for expenses, including attorney's fees, if the person shall have been judged to be liable to the corporation unless a court determines such person is entitled to such indemnity. Expenses incurred by such individual in defending any action or proceeding may be advanced by the corporation so long as the individual agrees to repay the corporation if it is later determined that he or she is not entitled to such indemnification.

Under the terms of the form of Underwriting Agreement, the Depositor agrees to indemnify the distributor for any liability that the latter may incur to a Policy Owner or party-in-interest under a Policy, (a) arising out of any act or omission in the course of or in connection with rendering services under such Agreement, or (b) arising out of the purchase, retention or surrender of a Policy; provided, that the Depositor will not indemnify the Distributor for any such liability that results from the latter's willful misfeasance, bad faith or gross negligence, or from the reckless disregard by the latter of its duties and obligations under the Underwriting Agreement.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the forgoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public Policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public Policy as expressed in the Act and will be governed by the final adjudication of such issue.





Item 30. PRINCIPAL UNDERWRITERS

ALFS, Inc., ("ALFS") serves as principal underwriter and distributor of the Policies. ALFS is a wholly-owned subsidiary of Allstate Life Insurance Company. ALFS is a registered broker dealer under the Securities and Exchange Act of 1934, as amended ("Exchange Act"), and is a member of the National Association of Securities Dealers, Inc.

Allstate Life Insurance Company of New York does not pay ALFS any commission or other compensation. As stated in the SAI, under the underwriting agreement for the Policies, Allstate Life Insurance Company of New York reimburses ALFS for expenses incurred in distributing the Policies, including liability arising from services Allstate Life Insurance Company of New York provides on the Policies.

ALFS also serves as distributor for the Allstate Life Insurance Company of New York Variable Life Separate Account A, which is another separate account of Allstate Life Insurance Company of New York. In addition, ALFS serves as the principal distributor of certain annuity and insurance products issued by the following companies and separate accounts, all of which are affiliates of ALFS and Allstate Life Insurance Company of New York:

Allstate Financial Advisors Separate Account I
Allstate Life of New York Separate Account A


The following are the directors and officers of ALFS. The principal business address of each of the officers and directors listed below is 3100 Sanders Road, Northbrook, IL 60062.

Name                         Position with Distributor
----------------------       ------------------------------------------------
JAMES E. HOHMANN             DIRECTOR AND CHAIRMAN OF THE BOARD
J. ERIC SMITH                DIRECTOR, PRESIDENT AND CHIEF EXECUTIVE OFFICER
MICHAEL J. VELOTTA           DIRECTOR AND SECRETARY
MARIAN GOLL                  VICE PRESIDENT, TREASURER AND FINANCIAL OPERATIONS
                             PRINCIPAL
JOSEPH P. RATH               VICE PRESIDENT, GENERAL COUNSEL AND ASSISTANT
                             SECRETARY
JOANNE M. DERRIG             ASSISTANT VICE PRESIDENT AND CHIEF PRIVACY OFFICER

MARIBEL V. GERSTNER          ASSISTANT VICE PRESIDENT AND CHIEF COMPLIANCE
                             OFFICER
WILLIAM F. EMMONS            ASSISTANT SECRETARY
MARY J. MCGINN               ASSISTANT SECRETARY
MARIO RIZZO                  ASSISTANT TREASURER
STEVEN C. VERNEY             ASSISTANT TREASURER






Item 31. LOCATION OF ACCOUNTS AND RECORDS

The Depositor, Allstate Life Insurance Company of New York, is located at 100 Motor Parkway Suite 140, Hauppauge, New York 11788 with additional mailing addresses and service center addresses in Nebraska. The Principal Underwriter, ALFS, Inc. is located at 3100 Sanders Road, Northbrook, Illinois 60062.

Each company maintains those accounts and records required to be maintained pursuant to Section 31(a) of the Investment Company Act and the rules promulgated thereunder.





Item 32. MANAGEMENT SERVICES

         None.





Item 33. REPRESENTATION OF REASONABLENESS OF FEES

Allstate Life Insurance Company of New York hereby represents that the aggregate fees and charges deducted under the Policy are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Allstate Life Insurance Company of New York.





                                   SIGNATURES

     Pursuant to the requirements of the Securities Act and the Investment Company act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized, in the Township of Northfield, State of Illinois, on April 25, 2008.

           ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

                                  (REGISTRANT)



                BY: ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

                                  (DEPOSITOR)



                           By: /s/ Michael J. Velotta

                           --------------------------

                               Michael J. Velotta

                         Vice President, Secretary, and

                                General Counsel



     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons in the capacities indicated and on April 25, 2008.


*/MARCIA D. ALAZRAKI             Director
--------------------
Marcia D. Alazraki

*/MICHAEL B. BOYLE               Director and Vice President
------------------
Michael B. Boyle

*/VINCENT A. FUSCO               Director, Vice President and Chief Operations
------------------               Officer
Vincent A. Fusco

*/JAMES E. HOHMANN               Director, Chairman of the Board, Chief
------------------               Executive
James E. Hohmann                 (Principal Executive Officer)

"*/CLEVELAND JOHNSON, JR.        Director
-------------------------
Cleveland Johnson, Jr.

*/JOHN C. LOUNDS                 Director and Vice President
----------------
John C. Lounds

*/KENNETH R. O'BRIEN             Director
--------------------
Kenneth R. O'Brien

*/SAMUEL H. PILCH                Controller and Group Vice President
-----------------
Samuel H. Pilch                  (Principal Accounting Officer)

*/JOHN C. PINTOZZI               Director, Vice President and Chief Financial
------------------               Officer
John C. Pintozzi                 (Principal Financial Officer)

*/JOHN R. RABEN, JR.             Director
--------------------
John R. Raben, Jr.

*/PHYLLIS HILL SLATER            Director
---------------------
Phyllis Hill Slater

*/KEVIN R. SLAWIN                Director and Vice President
-----------------
Kevin R. Slawin

/s/MICHAEL J. VELOTTA            Director, Vice President, General Counsel and
---------------------
Michael J. Velotta               Secretary

*/DOUGLAS B. WELCH               Director and Vice President
------------------
Douglas B. Welch

*/ By Michael J. Velotta, pursuant to Power of Attorney, previously filed or filed herewith.





                                  EXHIBIT INDEX

EXHIBIT NO.                                                                       SEQUENTIAL PAGE NO.
26(h)(3)      Form of Participation  Agreement between Fidelity(R) Variable
              Insurance Products and Allstate Life Insurance Company of New York
              (filed herewith)

26(h)(5)      Form of Participation Agreement between Financial Investors
              Variable Insurance Trust and Allstate Life Insurance Company of
              New York (filed herewith)

26(n)(1)      Actuarial Opinion and Consent